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TABLE OF CONTENTS
FINANCIAL STATEMENTS

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
March 31, 2003

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number: 333-12032

Mobile TeleSystems OJSC
(Exact name of Registrant as specified in its charter)

Russian Federation
(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F: ☒        Form 40-F: ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange

Yes: ☐        No: ☒

IMPORTANT NOTICE

        IMPORTANT:    You must read the following disclaimer before continuing. The following disclaimer applies to the attached offering memorandum accessed from this page or otherwise received as a result of such access and you are therefore advised to read this disclaimer page carefully before reading, accessing or making any other use of the attached offering memorandum. In accessing the attached offering memorandum, you agree to be bound by the following terms and conditions, including any modifications to them from time to time, each time you receive any information from us as a result of such access.

        Confirmation of Your Representation:    You have been sent the attached offering memorandum on the basis that you have confirmed to Credit Suisse First Boston (Europe) Limited, being the sender of the attached that (i) you are a "qualified institutional buyer" (as defined in Rule 144A under the U.S. Securities Act) in the United States or you are outside the United States and (ii) that you consent to delivery by electronic transmission.

        This offering memorandum has been sent to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of transmission and consequently Credit Suisse First Boston (Europe) Limited or any person who controls it or any director, officer, employee or agent of it, or affiliate of any such person does not accept any liability or responsibility whatsoever in respect any difference between the offering memorandum distributed to you in electronic format and the hard copy version available to you on request from Credit Suisse First Boston (Europe) Limited.

        You are reminded that the attached offering memorandum has been delivered to you on the basis that you are a person into whose possession this offering memorandum may be lawfully delivered in accordance with the laws of jurisdiction in which you are located and you may not nor are you authorized to deliver this offering memorandum to any other person.

        Restrictions:    Nothing on this electronic transmission constitutes an offer of securities for sale in the United States or any other jurisdiction. Any securities to be issued will not be registered under the Securities Act of 1933 and may not be offered or sold in the United States or to or for the account or benefit of U.S. persons (as such terms are defined in Regulation S under the U.S. Securities Act of 1933) unless registered under the Securities Act or pursuant to an exemption from such registration.

OFFERING MEMORANDUM

Mobile TeleSystems Finance S.A.
$400,000,000
9.75% notes due 2008

The Company—

•
We are Mobile TeleSystems OJSC, a leading provider of mobile telecommunications services in the Russian Federation.

The Issuer—

•
Our beneficially wholly-owned finance subsidiary, Mobile TeleSystems Finance S.A., a company organized under the laws of Luxembourg, will issue the notes.

The Guarantor—

•
If the issuer fails to make payments on the notes when they are due, we have agreed unconditionally and irrevocably to make the payments.

The Notes—

•
The notes being offered hereby will be issued under an indenture dated January 30, 2003.

Maturity—

•
The notes will mature at par on January 30, 2008.

Interest—

•
The issuer will pay interest on the notes at an annual rate equal to 9.75%.

•
The issuer will make interest payments on the notes semi-annually in arrears on January 30 and July 30 of each year, commencing on July 30, 2003.

•
Payments on the notes will be made free and clear of, and without withholding or deduction for, any taxes imposed by Luxembourg or the Russian Federation, to the extent described under "Description of the Notes—Taxation and Additional Amounts."

Ranking—

•
The notes will be general unsecured obligations of the issuer, senior to all present and future subordinated obligations and equal to all present and future unsecured obligations.

•
The guarantee will be our general unsecured obligation, senior to all our existing and future subordinated obligations, equal to all our existing and future unsecured obligations and effectively junior to all our existing and future secured obligations and all existing and future obligations of our subsidiaries.

Redemption—

•
Except in limited circumstances, the notes are not redeemable prior to their maturity.

Change in Control—

•
If we or the issuer experience certain types of mergers, consolidations or other changes of control, you will have the right to require the issuer to redeem all of your notes at 101% of their principal amount, plus accrued interest.

Notice to Investors—

•
Investing in the notes involves risks. You should carefully consider the risk factors beginning on page 9 before investing.

•
The notes will be offered and sold outside the United States in offshore transactions in reliance on Regulation S under the U.S. Securities Act and in the United States to "qualified institutional buyers" (as defined in Rule 144A under the U.S. Securities Act) in reliance on Rule 144A.

Settlement—

•
The notes will be delivered on or about January 30, 2003 through Euroclear, Clearstream or DTC, as the case may be, against payment therefor in immediately available funds.

•
The closing date of the offering is expected to be January 30, 2003. See "Plan of Distribution."

Listing—

•
Application has been made to list the notes on the Luxembourg Stock Exchange. The notes represented by restricted global notes are expected to be designated for trading in the Private Offerings, Resale and Trading through Automated Linkages, or PORTAL, Market of the National Association of Securities Dealers, Inc. There can be no assurance that a trading market for the notes will develop.

ISSUE PRICE: 100%

Credit Suisse First Boston

Commerzbank Securities	Dresdner Kleinwort Wasserstein
ING	Merrill Lynch International
Raiffeisenbank Austria	Renaissance Capital

Trust and Investment Bank Financial Advisor to the Guarantor Moscow Bank of Reconstruction and Development

January 29, 2003

TABLE OF CONTENTS

Important Information About This Offering Memorandum
Limitation on Enforceability of Civil Liabilities
Offering Memorandum Summary
Summary Financial and Operating Data
Risk Factors
Issuer of Notes
Use of Proceeds
Capitalization
Selected Consolidated Historical Financial Data
Operating and Financial Review and Prospects
Business
Regulation
Management
Principal Shareholders
Certain Transactions with Related Parties
Description of Existing Indebtedness
Description of the Notes
Plan of Distribution
Transfer Restrictions
Taxation
Legal Matters
Independent Auditors
Available Information
Listing Information
Financial Statements

IMPORTANT INFORMATION ABOUT THIS OFFERING MEMORANDUM

        This offering memorandum is based on information provided by us and other sources believed to be reliable. The initial purchasers of the notes, who are named on the front cover of this offering memorandum, are not responsible for, and are not making any representation or warranty to you concerning our future performance or the accuracy or completeness of this offering memorandum. This offering memorandum summarizes certain documents and other information and we refer you to them for a more complete understanding of what we discuss in this offering memorandum.

        We and the issuer accept responsibility for the information contained in this offering memorandum. To the best of our knowledge and that of the issuer, the information contained in this offering memorandum is in accordance with the facts and does not omit anything likely to materially affect the import of this offering memorandum.

        In making an investment decision regarding the notes offered hereby, you must rely on your own examination of our company and the terms of this offering, including the merits and risks involved. You should rely only on the information contained in this offering memorandum. We have not, and the initial purchasers have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information appearing in this offering memorandum is accurate as of the date on the front cover of this offering memorandum only. Our business, financial condition, results of operations and the information set forth in this offering memorandum may have changed since that date.

        You should not consider any information in this offering memorandum to be investment, legal or tax advice. You should consult your own counsel, accountant and other advisors for legal, tax, business, financial and related advice regarding purchasing the notes. We are not, and the initial purchasers are not, making any representation to any offeree or purchaser of the notes regarding the legality of an investment in the notes by such offeree or purchaser under appropriate investment or similar laws.

        We obtained the market data used in this offering memorandum, which may include approximations or be rounded for convenience, from internal surveys, industry sources and currently available information. We have obtained information regarding the Russian Federation and its economy from various government publications and other sources. Although we believe that our sources are reliable, you should keep in mind that we have not independently verified information we have obtained from industry and government sources and that information from our internal surveys has not been verified by any independent sources. We accept responsibility for having correctly reproduced information obtained from industry publications or public sources.

        The contents of our website do not form any part of this offering memorandum.

        We may withdraw this offering at any time, and we and the initial purchasers reserve the right to reject any offer to purchase the notes in whole or in part and to sell to any prospective investor less than the full amount of the notes sought by such investor. The initial purchasers and certain related entities may acquire a portion of the notes for their own account.

        The distribution of this offering memorandum and the offer and sale of the notes may be restricted by law in certain jurisdictions. You must inform yourself about, and observe, any such restrictions. See "Plan of Distribution" and "Transfer Restrictions" elsewhere in this offering memorandum. You must comply with all applicable laws and regulations in force in any jurisdiction in which you purchase, offer or sell the notes or possess or distribute this offering memorandum and must obtain any consent, approval or permission required for your purchase, offer or sale of the notes under the laws and regulations in force in any jurisdiction to which you are subject or in which you make such purchases, offers or sales. We are not, and the initial purchasers are not, making an offer to sell the notes or a solicitation of an offer to buy any of the notes to any person in any jurisdiction except where such an offer or solicitation is permitted.

        The notes have not been registered with, recommended by, disapproved by or approved by the U.S. Securities and Exchange Commission (the "Commission") or any other domestic or foreign securities regulatory commission or authority. In addition, neither the Commission nor any state securities commission has approved or disapproved of these securities or determined if this offering memorandum is truthful or complete. Any representation to the contrary is a criminal offense.

        The notes will be offered and sold outside the United States in offshore transactions in reliance on Regulation S under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act") and in the United States to "qualified institutional buyers" (as defined in Rule 144A under the U.S. Securities Act) in reliance on Rule 144A.

STABILIZATION

        In connection with this offer, Credit Suisse First Boston (Europe) Limited or any person acting for it may over-allot or effect transactions with a view to supporting the market price of the notes at a level higher than that which might otherwise prevail for a limited period after the issue date. However, there may be no obligation on Credit Suisse First Boston (Europe) Limited or any of its agents to do this. Such stabilizing, if commenced, may be discontinued at any time, and must be brought to an end after a limited period.

NOTICES TO NON-U.S. INVESTORS

        This offering memorandum is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (the "Order") or (iii) falling within Article 49(2)(a) to (e) of the Order (all such persons together being referred to as "relevant persons"). The notes are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

NOTICE TO NEW HAMPSHIRE RESIDENTS

        NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER CHAPTER 412-B OF THE NEW HAMPSHIRE REVISED STATUTES WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE OF NEW HAMPSHIRE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE OF NEW HAMPSHIRE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

v

LIMITATION ON ENFORCEABILITY OF CIVIL LIABILITIES

        All of our directors and executive officers named in this offering memorandum reside outside the United States. All or a substantial portion of their and our assets are located outside the United States, principally in the Russian Federation. As a result, it may not be possible for you to:

  •
  effect service of process within the United States upon substantially all of our directors and executive officers named in this offering memorandum; or

  •
  enforce, in the U.S. courts, judgments obtained in U.S. courts against us or substantially all of our directors and executive officers named in this offering memorandum in any action, including actions under the civil liability provisions of U.S. securities laws.

        In addition, it may be difficult for you to enforce, in original actions brought in courts in jurisdictions located outside the United States, liabilities predicated upon the U.S. securities laws.

        Judgments rendered by a court in any jurisdiction outside the Russian Federation will be recognized by courts in Russia only if an international treaty providing for the recognition and enforcement of judgments in civil cases exists between the Russian Federation and the country where the judgment is rendered. No such treaty exists between the United States and the Russian Federation for the reciprocal enforcement of foreign court judgments.

        The notes are governed by the laws of the State of New York, and we and the issuer have agreed that disputes arising thereunder are subject to the non-exclusive jurisdiction of federal and state courts in the Borough of Manhattan in the City of New York or, at the option of the noteholders, to arbitration in accordance with the Rules of the London Court of International Arbitration in London, United Kingdom. The Russian Federation is a party to the United Nations (New York) Convention on the Recognition and Enforcement of Foreign Arbitral Awards. However, it may be difficult to enforce arbitral awards in the Russian Federation due to:

  •
  the inexperience of Russian courts in international commercial transactions;

  •
  official and unofficial political resistance to the enforcement of awards against Russian companies in favor of foreign investors; and

  •
  the inability of Russian courts to enforce such orders and corruption.

        We and the issuer have appointed Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, Delaware 19715, as our agent for service of process in any suit, action or proceeding with respect to the notes. However, such appointment may not be respected by a Russian court.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

        Matters discussed in this document may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their businesses. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

        We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement in connection with this safe harbor legislation. This document and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. The words "believe," "expect," "anticipate," "intend," "estimate," "forecast," "project," "will," "may," "should" and similar expressions identify forward-looking statements.

        The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. In addition to these important factors and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the achievement of the anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the timely development and acceptance of new products, the impact of competitive pricing, the ability to obtain necessary regulatory approvals, the condition of the Russian economy, political stability in Russia, the impact of general business and global economic conditions and other important factors described from time to time herein and in the reports we have filed with the Commission.

        Except to the extent required by law, neither we, nor any of our respective agents, employees or advisors intend or have any duty or obligation to supplement, amend, update or revise any of the forward-looking statements contained or incorporated by reference in this document.

OFFERING MEMORANDUM SUMMARY

        In addition to this summary, you are urged to read the entire offering memorandum carefully, especially the discussion of the risks of investing in the notes under "Risk Factors," before deciding to buy the notes.

The Company

  Overview of Operations

        We are a leading provider of mobile cellular communications services in the Russian Federation and employ technology based exclusively on Global System for Mobile Communications, or GSM. As of September 30, 2002, we had approximately 5.4 million subscribers, making us the largest mobile cellular operator in Russia in terms of subscribers. In addition, we were the largest mobile operator in Russia in terms of net revenues, generating $535.7 million during 2000, $893.2 million during 2001 and $952.5 million in the first nine months of 2002.

        As of September 30, 2002, we had licenses to operate in 52 regions of Russia with a population of approximately 101.8 million people, or approximately 71.0% of the country's total population. As of September 30, 2002, we have commenced commercial operations in 45 of these regions, with a combined population of approximately 93.7 million people, including approximately 15 million in the Moscow license area and approximately 13.1 million in the North-West license area, which includes St. Petersburg. Since September 30, 2002, we have acquired licenses for four additional regions in Russia, covering a population of approximately 1.3 million, and have commenced operations in two additional regions.

        The Moscow license area, which encompasses the City of Moscow and the Moscow Region, remains our principal market in terms of revenues, although more than one-half of our total subscriber base resides outside of the Moscow license area. According to Advanced Communications & Media Limited, or AC&M-Consulting, approximately 42.9% of all mobile cellular subscribers in Russia reside in the Moscow license area, where penetration stood at approximately 42% as of September 30, 2002. In the regions outside of the Moscow license area, penetration was lower, at approximately 6% on average, according to AC&M-Consulting. We had approximately 2.7 million subscribers in the Moscow license area as of September 30, 2002, representing approximately 43% of all mobile cellular subscribers in the area, according to AC&M-Consulting. Our subscribers in Russia outside of the Moscow license area, in what we refer to as regional license areas, totaled approximately 2.8 million as of September 30, 2002, representing approximately 33.4% of all mobile cellular subscribers in the regional license areas, according to AC&M-Consulting. Our joint venture in Belarus, Mobile TeleSystems LLC, had approximately 14,000 subscribers as of September 30, 2002.

        Both our subscriber base, which reflects only active subscribers, and our net revenues have increased significantly since 1996, as summarized below:

Period	Subscribers(1)		Net revenues
	(In thousands)
Twelve months ended:
1996	19		$53,645
1997	60		$208,408
1998	114		$338,323
1999	306		$358,327
2000	1,194		$535,712
2001	2,650		$893,247
Nine months ended September 30, 2001	2,346		$634,756
Nine months ended September 30, 2002	5,428	(2)	$952,450

(1)
For a description of our definition of "subscriber" see footnote 14 to "Summary Financial and Operating Data."
(2)
Russian subscribers only. We do not include our subscribers in Belarus in our operating information, because our joint venture in Belarus is not fully consolidated in our financial statements.

        To maintain and increase our market share, we use a combination of newspaper, magazine, radio, television, direct mail and outdoor advertising, focusing in particular on brand and image advertising and public relations, to position us as a leading cellular operator in Russia. Supporting these efforts, we had a sales and distribution network consisting of 22 integrated sales and customer service centers and over 3,600 independent dealer distribution outlets in the Moscow license area as of September 30, 2002. We had over 150 sales and customer service centers in Russia as of September 30, 2002.

        We seek to minimize our exposure to the credit risk of our subscribers through our advance-payment billing system, which is used by over 96% of our subscribers. Under this system, our subscribers prepay for their access, usage and value-added service fees.

        In addition to standard voice services, we offer our subscribers enhanced services including voice mail, short message service, GPRS and data and fax transmission. We also offer our subscribers the ability to roam automatically throughout Europe, and in much of the rest of the world.

  Business Strategy

        Our primary goal is to maintain our position as a leading national mobile operator in Russia by integrating our regional networks into a single unified network, developing standardized tariffs, adopting a coordinated marketing approach and deploying integrated nationwide customer service and billing systems. In addition, we intend to take advantage of selected opportunities to expand our network coverage in the Russian Federation and other countries of the CIS and offer our customers new products and services. To accomplish this, we intend to implement the following strategies:

  •
  Maintain our leading position in the Moscow license area by growing our subscriber base and focusing on the quality of our subscriber mix, service quality, cost control and the development of services and incentives aimed at encouraging subscriber loyalty.

  •
  Continue to develop our operations in the regions in which we currently operate and, in particular, in St. Petersburg, which we consider to be the second-most important mobile market in Russia after Moscow.

  •
  Selectively expand our network to parts of Russia in which we do not already operate, focusing on high-density population areas with relatively high per capita incomes, such as regional capitals, and along transportation routes.

  •
  Expand our operations into Ukraine, further develop commercial service in Belarus and expand our operations into other countries of the CIS as attractive opportunities arise through the acquisition of existing operators or new licenses.

  •
  Continue to provide new and varied tariff plans and value-added service options which appeal to the various groups of subscribers within our network.

  •
  Continue to take advantage of the Moscow license area as a platform from which to test and launch new products and services.

        Implementation of these strategies is subject to a number of risks, including our ability to manage our rapid growth and development, integrate new acquisitions successfully and compete effectively against existing and new competitors. See "Risk Factors" for a description of these and other risks we face.

The Offering

        The following summary contains basic information about the notes. It may not contain all the information that is important to you. For a more complete understanding of the terms of the notes, please read the sections in this offering memorandum entitled "Description of the Notes" and particularly those headings within such sections that we refer you to below.

Issuer	Mobile TeleSystems Finance S.A., a company organized under the laws of Luxembourg.
Guarantor	Mobile TeleSystems OJSC, an open joint-stock company organized under the laws of the Russian Federation.
Notes Offered	$400,000,000 aggregate principal amount of 9.75% notes due 2008.
Maturity Date	January 30, 2008.
Interest	The issuer will pay interest on the notes at a rate of 9.75% per year on each January 30 and July 30. The first interest payment will be made on July 30, 2003.
Denominations	The notes will be issued in denominations of $1,000 and integral multiples thereof.
Ranking	The notes will be general unsecured obligations of the issuer, senior to all present and future subordinated obligations and equal to all present and future unsecured obligations.
Guarantee	We are fully and unconditionally guaranteeing all payments of principal and interest on the notes. This guarantee will be our general unsecured obligation, senior to all our present and future subordinated obligations, equal to all our present and future unsecured obligations and effectively junior to all our present and future secured obligations and all present and future obligations of our subsidiaries.
Optional Redemption by the Holders upon a Change in Control	If we or the issuer experience certain types of mergers, consolidations or other changes in control, you will have the right to require the issuer to redeem all of your notes at 101% of their principal amount, plus accrued interest.
Tax Redemption by the Issuer	The issuer may redeem all (but not part) of the notes at any time, at a redemption price equal to 100% of the aggregate principal amount of the notes plus accrued interest if either we or the issuer has or will become obligated to pay Additional Amounts on the notes as a result of a change or amendment in the laws, treaties, rulings or regulations of any Taxing Jurisdiction (or any change or amendment in the application or interpretation of such laws, treaties, rulings or regulations) effective after the issue date of the notes, where we or the issuer cannot avoid such obligation by taking reasonable measures.
Certain Covenants	The indenture governing the notes contains covenants limiting:
• the ability of the issuer, us and our subsidiaries to incur debt;

• the ability of the issuer, us and our subsidiaries to create liens;
• the ability of the issuer, us and our subsidiaries to lease properties sold or transferred by us;
• the ability of the issuer, us and our subsidiaries to enter into loan transactions with affiliates;
• our ability to merge or consolidate with another person or convey our properties and assets to another person; and
• our ability to sell or transfer any of our or our subsidiaries' GSM licenses for the Moscow, St. Petersburg and Krasnodar license areas.
These covenants are subject to important exceptions and qualifications described under "Description of the Notes—Principal Covenants."
Use of Proceeds	The issuer will lend the net proceeds of the offering to us. We intend to use the net proceeds from the offering for general corporate purposes, including acquisitions. We are regularly in discussions with mobile cellular telecommunications providers in various regions of the Russian Federation and countries of the CIS regarding potential acquisitions and are currently considering such acquisitions. Any acquisitions that occur could be material. See "Use of Proceeds" and "Business—History—Regional Expansion."
Transfer Restrictions	We have not registered the notes under the U.S. Securities Act. You may only offer or sell the notes in transactions exempt from or not subject to the registration requirements of the U.S. Securities Act and in compliance with all applicable laws of any relevant jurisdiction. See "Transfer Restrictions."
Listing	We expect the notes to be designated for trading in the PORTAL Market. Application has been made to list the notes on the Luxembourg Stock Exchange.
Trustee, Registrar, Transfer Agent and Principal Paying Agent	JPMorgan Chase Bank.
Recent Developments	We have been informed that Sistema and T-Mobile, our controlling shareholders, are negotiating an agreement which would grant Sistema the right to acquire additional shares in MTS from T-Mobile. If this transaction is consummated, it would result in Sistema controlling over 50% of our shares. Sistema and T-Mobile own 40.4% and 40.1% of MTS through direct and indirect holdings, respectively. In addition, we have been informed that Sistema and T-Mobile are in discussions regarding a potential shareholders' agreement governing certain important corporate actions. There can be no assurance that the acquisition of shares by Sistema will be consummated or that a shareholders' agreement will be concluded.

SUMMARY FINANCIAL AND OPERATING DATA

        The summary financial data below shows our historical financial information for the five-year period ended December 31, 2001, and for the nine-month periods ended September 30, 2001 and 2002. The summary financial data for the five-year period ended December 31, 2001 is derived from our audited annual financial statements prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The interim summary financial data is unaudited but reflects normal and recurring adjustments that are necessary for a fair statement of the results for the interim periods presented. Results for interim periods are not necessarily indicative of results for the full year.

        As a result of our management's review of our financial statements on December 17, 2002 we restated our consolidated financial statements for the year and for the three-month period ended December 31, 2001 and the first and second quarters of 2002. The restatement related primarily to the allocation of purchase prices for our 2001 acquisitions of Telecom XXI, ReCom and Telecom-900. Specifically, we restated approximately $21 million of purchase consideration previously allocated to licenses to property, plant and equipment and other intangible assets. This reallocation resulted in restatements of property, plant and equipment, licenses, depreciation and amortization expense, as well as certain related items of our balance sheet and statement of operations as of and for the year ended December 31, 2001.

        Additionally, we reclassified an impairment charge related to our investment in a joint venture with the government of Belarus from other expenses to impairment of investment, which is deducted in determining our net operating income, in order to conform to the U.S. GAAP presentation requirements. As a result, the 2001 consolidated financial statements have been restated from the amounts previously reported.

        The combined effect of the above changes was a reduction in our reported net operating income by $10.2 million and a reduction in our reported net income by $1.5 million for the year ended December 31, 2001. The changes did not affect our cash flow for this period.

        Key industry data and certain MTS operating data are also provided below.

        The summary financial data should be read in conjunction with our financial statements included elsewhere in this document and "Operating and Financial Review and Prospects."

	Years Ended December 31,					Nine Months Ended September 30,
	1997	1998	1999	2000	2001	2001	2002
	(Amounts in thousands, except earnings per share, industry and operating data and ratios)
Statement of operations data:
Net revenues:
Service revenues(1)	$188,223	$313,282	$314,568	$484,469	$830,308	$592,024	$891,186
Other revenue	20,185	25,041	43,759	51,243	62,939	42,732	61,264

Total net revenues	208,408	338,323	358,327	535,712	893,247	634,756	952,450
Cost of services and products	48,943	71,498	90,615	122,310	183,493	134,250	204,670
Operating, sales and marketing expenses(2)	50,827	83,127	98,334	186,671	242,327	168,568	256,392
Depreciation and amortization	14,757	19,629	53,766	87,684	133,318	93,547	150,750
Impairment of investment	—	—	—	—	10,000	—	—

Net operating income	93,881	164,069	115,612	139,047	324,109	238,391	340,638
Currency exchange and translation loss(3)	1,389	25,125	3,238	1,066	2,264	1,181	2,447

Other expenses (income):
Interest income	(1,086)	(2,181)	(801)	(7,626)	(11,829)	(10,466)	(6,789)
Interest expenses, net of amounts capitalized(4)	756	8,302	11,805	11,335	6,944	5,959	31,322
Other expenses (income), net	3,773	4,838	(829)	(502)	108	3,238	2,734
Total other expenses (income), net	3,443	10,959	10,175	3,207	(4,777)	(1,269)	27,267
Income before provision for income taxes and minority interest	89,049	127,985	102,199	134,774	326,622	238,479	310,924
Provision for income taxes	29,409	62,984	18,829	51,154	97,461	74,619	94,100
Minority interest in net (loss) income	—	(1,027)	(2,291)	(6,428)	7,536	1,329	24,880

Net income before cumulative effect of a change in accounting principle, and extraordinary gain	59,640	66,028	85,661	90,048	221,625	162,531	191,944
Cumulative effect of a change in accounting principle, net of income taxes of $9,644	—	—	—	—	(17,909)	(17,909)	—
Extraordinary gain on repayment of debt, net of income taxes of $667	—	—	—	—	2,113	—	—

Net income	$59,640	$66,028	$85,661	$90,048	$205,829	$144,622	$191,944

Dividends declared	$4,459	$10,119	$11,879	$13,631	$2,959	—	—

Pro forma net income giving effect to the change in accounting principle, had it been applied retroactively	$54,006	$59,439	$78,258	$93,108	$223,738	$162,531	$191,944
Consolidated cash flow data:
Cash provided by operating activities	90,523	103,486	116,801	190,914	338,201	259,995	259,808
Cash used in investing activities	(71,351)	(122,051)	(115,184)	(423,349)	(441,523)	(321,588)	(448,533)
(of which capital expenditures)	(71,351)	(103,132)	(118,338)	(224,898)	(441,200)	(295,569)	(380,797)
Cash provided by (used in) financing activities	28,253	(9,624)	(11,557)	298,543	247,592	3,350	77,248
Consolidated balance sheet data:
Cash, cash equivalents and short-term investments	$52,664	$20,884	$10,000	$245,828	$304,933	$137,194	$107,625
Property, plant and equipment, net	101,300	167,975	250,270	439,307	856,056	716,590	1,241,530
Total assets	252,519	614,165	682,047	1,101,332	1,727,492	1,374,679	2,177,311
Total debt (long-term and short-term)(5)	48,061	110,155	112,123	52,773	325,840	68,337	438,221
Total shareholders' equity	113,280	269,942	343,724	801,084	1,018,279	955,402	1,215,005
including capital stock	46,800	49,276	49,276	40,352	40,352	40,352	40,352
Other data:
EBITDA(6)	$108,638	$183,698	$169,378	$226,731	$457,427	$331,938	$491,388
EBITDA margin(7)	52.1%	54.3%	47.3%	42.3%	51.2%	52.3%	51.6%
Adjusted EBITDA(6)(8)	99,971	173,561	157,989	231,103	457,427	331,938	491,388
Adjusted EBITDA margin(6)(8)(9)	48.0%	51.8%	44.1%	43.1%	51.2%	52.3%	51.6%
Key financial ratios:
Total debt/adjusted EBITDA(19)	0.5x	0.6x	0.7x	0.2x	0.7x	n/m	(18)	n/m
Adjusted EBITDA/interest expense	132.2x	20.9x	13.4x	20.4x	65.9x	55.7x	15.7x
Total debt/total capitalization(10)	28.4%	28.0%	24.6%	6.2%	24.2%	6.7%	26.5%
Key industry data (end of period):
Estimated population in Russia (millions)(11)	147.1	146.7	145.9	144.8	143.9	143.9	143.3
Russian cellular subscribers (thousands)(12)	481	718	1,360	3,400	8,040	6,240	14,460
Industry penetration(12)	0.3%	0.5%	0.9%	2.3%	5.5%	4.3%	10.0%
Cellular subscribers—Moscow Region (thousands)(12)	224	328	753	1,995	4,100	3,401	6,295
Moscow Region penetration(12)	1.5%	2.2%	5.0%	13.3%	27.3%	22.7%	42.0%

MTS operating data:(13)
MTS—total subscribers (end of period, thousands)(14)	60	114	306	1,194	2,650	2,346	5,428
MTS share of total Russian subscribers (end of period)	12.5%	15.9%	22.5%	35.1%	33.0%	37.6%	37.5%
MTS—subscribers in Moscow and Moscow Region (end of period, thousands)	59	112	298	1,106	2,035	1,926	2,688
MTS share of subscribers in Moscow and Moscow Region (end of period)	26.0%	34.0%	40.0%	55.0%	50.0%	57.0%	43.0%
Average monthly usage per subscriber (minutes)(15)	313	384	224	151	157	154	171
Average monthly revenue per subscriber (in U.S. dollars)(16)	409	302	124	54	36	37	25
Churn(17)	22.5%	31.2%	20.7%	21.6%	26.8%	15.6%	24.0%

(1)
Service revenues represent subscription fees, usage charges and value-added service fees, as well as roaming fees charged to other operators for their subscribers, or guest roamers, utilizing our network. Guest roaming fees were $38.9 million, $56.5 million, $44.0 million, $43.2 million, $52.6 million for the years ended December 31, 1997, 1998, 1999, 2000, 2001, respectively, and $41.4 million and $64.3 million for the nine-month periods ended September 30, 2001 and 2002.

(2)
Operating expenses include taxes (other than Russian income taxes), primarily revenue and property-based taxes, of $8.9 million, $16.5 million, $15.6 million, $26.9 million and $25.3 million for the years ended December 31, 1997, 1998, 1999, 2000 and 2001, respectively, and $16.9 million and $23.0 million for the nine-month periods ended September 30, 2001 and 2002.

(3)
On a day-to-day basis, we are exposed to exchange losses on cash balances and other monetary assets and liabilities denominated in rubles. See Note 2 to our consolidated financial statements included elsewhere in this document.

(4)
Capitalized interest expenses were $3.5 million, $1.2 million, $1.3 million, $0.9 million and $nil for the years ended December 31, 1997, 1998, 1999, 2000 and 2001, respectively, and $nil and $nil for the nine-month periods ended September 30, 2001 and 2002 respectively.

(5)
Includes bank loans, equipment financing and capital lease obligations.

(6)
We define EBITDA as operating income plus depreciation and amortization. EBITDA should not be considered in isolation as an alternative to net income, operating income or any other measure of performance under U.S. GAAP. We believe that EBITDA is a relevant measurement utilized by the cellular industry to assess performance which attempts to eliminate variances caused by the effects of differences in taxation, the amount and types of capital employed and depreciation and amortization policies. EBITDA may be calculated differently and, therefore, may not be comparable to similarly titled measures reported by other companies.

(7)
"EBITDA margin" represents EBITDA as a percentage of net revenues.

(8)
"Adjusted EBITDA" represents EBITDA plus change in accounting for subscriber acquisition costs which is discussed in our consolidated financial statements included elsewhere in this document.

(9)
"Adjusted EBITDA margin" represents adjusted EBITDA as a percentage of net revenues.

(10)
Calculated as book value of debt divided by the sum of the book values of total shareholders' equity and debt at the end of the relevant period.

(11)
Source: Goskomstat. Estimated population for the nine months ended September 30, 2001 is not available; estimated population for this period is assumed to be equal to the estimated population at December 31, 2000.

(12)
Source: Sotovik, AC&M-Consulting.

(13)
Source: Sotovik, AC&M-Consulting and our data.

(14)
We define a "subscriber" as an individual or organization whose account does not have a negative balance for more than sixty-one days.

(15)
Average monthly minutes of usage per subscriber is calculated by dividing the total number of minutes of usage during a given period by the average number of our subscribers during such period and dividing by the number of months in such period.

(16)
We calculate our average monthly service revenue per subscriber by dividing our service revenues for a given period, including guest roaming fees, by the average number of our subscribers during that period and dividing by the number of months in that period.

(17)
We define our "churn" as the total number of subscribers who cease to be a "subscriber" as defined in note (14) during the period (whether involuntarily due to non-payment or voluntarily, at such subscriber's request), expressed as a percentage of the average number of our subscribers during that period.

(18)
n/m—not meaningful.

(19)
Debt is measured at the end of the relevant period.

RISK FACTORS

        An investment in the notes involves a high degree of risk. You should carefully consider the following information about these risks, together with the information contained in this document, before you decide to buy the notes. If any of the following risks factors actually occurs, our business, financial condition or results of operations could be adversely affected. In that case, the value of the notes could decline.

        We have described the risks and uncertainties that our management believes are material, but these risks and uncertainties may not be the only ones we face. Additional risks and uncertainties, including those we currently do not know or deem immaterial, may also result in decreased revenues, increased expenses or other events that could result in a decline in the value of the notes.

Risks Relating to Business Operations in Emerging Markets

  Emerging markets such as the Russian Federation, Belarus and Ukraine are subject to greater risks than more developed markets, including significant legal, economic and political risks.

        Investors in emerging markets such as the Russian Federation, Belarus and Ukraine should be aware that these markets are subject to greater risk than more developed markets, including in some cases significant legal, economic and political risks. Investors should also note that emerging economies such as the Russian Federation's are subject to rapid change and that the information set out herein may become outdated relatively quickly. Accordingly, investors should exercise particular care in evaluating the risks involved and must decide for themselves whether, in light of those risks, their investment is appropriate. Generally, investment in emerging markets is only suitable for sophisticated investors who fully appreciate the significance of the risks involved and investors are urged to consult with their own legal and financial advisors before making an investment in the notes.

Risks Relating to Our Business

  All or part of our subscriber database, containing private information relating to our subscribers, was illegally copied and stolen, and is currently available for sale in Russia on the black market. This security breach of our database could adversely impact our reputation and lead to subscriber lawsuits, a loss of subscribers and an inability to gain new subscribers which, in turn, could negatively impact our revenues and results of operations.

        In January 2003 we discovered that our database of subscribers, containing private subscriber information, was illegally copied and stolen. The database contained information such as the names, addresses, home phone numbers, passport details, individual tax numbers and other personal information of our subscribers, and is currently being sold in Russia on the black market.

        We are currently engaging in an extensive internal investigation relating to this theft. While we do not believe that this was an internal security breach, we do not yet know the perpetrator or extent of the theft.

        The breach of security of our database and illegal sale of our subscribers' personal information could adversely impact our reputation and may prompt lawsuits against us by individual and corporate subscribers. If such lawsuits were successful, we could have to pay significant damages, including consequential damages. It may also lead to a loss in subscribers and our inability to attract new subscribers. Each of these factors, individually or in the aggregate, could negatively impact our revenues and results of operations.

  Increased competition and a more diverse subscriber base have resulted in declining average monthly service revenues per subscriber which may adversely affect our results of operation.

        While our subscriber base and revenues are constantly growing as we continue to grow our operations in Moscow and to expand into regions outside of Moscow, our average monthly service revenues per subscriber are decreasing. We expect to see a continued decline due to tariff decreases and the increase of mass-market subscribers as a proportion of our overall subscriber mix. See "Operating and Financial Review and Prospects—Trend Information—Regional Expansion" and "—Operating Results." This decline in our average monthly service revenues per subscriber may adversely affect our results of operation.

  If we cannot successfully develop our network, we will be unable to expand our subscriber base, and therefore lose market share and revenues.

        We plan to expand our network infrastructure in the following ways:

  •
  extend coverage and increase the capacity of our existing network in the Moscow license area;

  •
  expand our operations into Ukraine, further develop our operations in Belarus and further develop coverage in St. Petersburg, Krasnodar, Nizhny Novgorod, Perm, Rostov and in the other regions in which we currently operate; and

  •
  introduce service in the regions in which we have licenses and have not yet commenced operations.

        Our ability to increase our subscriber base depends upon the success of our network expansion. We have expended considerable amounts of resources to enable this expansion. For a discussion of our regional expansion, see "Business—History—Regional Expansion." Limited information regarding the potential regional markets into which we are considering expanding, either through acquisitions or new licenses, complicates accurate forecasts of future revenues from those regions, increasing the risk that we may overestimate these revenues. In addition, we have expanded and are likely to continue to expand our network through acquisitions. Although we have concluded agreements for the acquisition of Ukrainian Mobile Communications and are currently in discussions with mobile cellular telecommunications providers in various regions of the Russian Federation and countries of the CIS regarding potential acquisitions, we cannot give assurances that pending or future acquisitions will be completed on favorable terms or at all. Moreover, we may not be able to integrate previous or future acquisitions successfully or operate them profitably. We also may face problems and complications that we are unaccustomed to dealing with during the course of our expansion into countries outside of the Russian Federation.

        The buildout of our network is subject to risks and uncertainties which could delay the introduction of service in some areas and increase the cost of network construction, including difficulty in obtaining base station sites on commercially attractive terms. In addition, telecommunications equipment used in Russia is subject to governmental certification, which must be renewed at least every three years. The failure of any equipment we use to receive timely certification or re-certification could also hinder our expansion plans. To the extent we fail to expand our network on a timely basis, we could experience difficulty in expanding our subscriber base.

  Rapid growth and expansion may cause us difficulty in obtaining adequate managerial and operational resources, restricting our ability to expand our operations.

        We have experienced substantial growth and development in a relatively short period of time. Management of this growth has required significant managerial and operational resources and is likely to continue to do so. We have recently added two new vice president positions, subordinate only to our chief executive officer, in response to this growth. Our future operating results depend, in significant part, upon the continued contributions of a small number of our key senior management and technical personnel. Management of growth will require, among other things:

  •
  stringent control of network buildout and other costs;

  •
  the ability to integrate new acquisitions into our operations;

  •
  continued development of financial and management controls and information technology systems and their implementation in newly acquired businesses;

  •
  increased marketing activities;

  •
  the need to provide additional service centers; and

  •
  hiring and training of new personnel.

        Our success will depend, in part, on our ability to continue to attract, retain and motivate qualified personnel. Competition in Russia for personnel with relevant expertise is intense, due to the small numbers of qualified individuals. Failure to manage our growth and development successfully would materially adversely affect us.

  If we cannot interconnect cost-effectively with other telecommunications operators, we may be unable to provide services at competitive prices and therefore lose market share and revenues.

        Our ability to provide commercially viable services depends upon our ability to continue to interconnect cost-effectively with MGTS and other local, domestic and international telecommunications operators. Fees for interconnection are established by agreements with network operators and vary, depending on the network used and the nature of the call. We have entered into interconnection agreements with several local, domestic and international telecommunications operators, including MGTS and Rostelecom. Interconnection with these operators is required to complete calls originating on our network but terminating outside of it and to complete calls to our subscribers originating outside of our network.

        Any difficulties or delays in interconnecting cost-effectively with other networks could hinder our ability to provide services, causing us to lose subscribers, increase our costs and decrease our revenues. Although Russian legislation requires that operators of public switched telephone networks may not refuse to provide interconnections or discriminate against one operator in comparison to another, we believe that, in practice, some public network operators attempt to impede mobile operators by delaying interconnection applications and charging varying interconnect rates to different mobile operators and, in particular, more favorable rates to local mobile operators, potentially enabling our competitors to offer lower prices.

  If frequencies currently assigned to us are reassigned to other users, or if we fail to obtain renewals of our frequency allocations, our network capacity will be restrained and our ability to expand limited, resulting in a loss of market share and lower revenues.

        There is a limited amount of frequency available for mobile operators in each of the regions in which we operate or hold licenses to operate. We are dependent on access to adequate spectrum allocation in each market in which we operate in order to maintain and expand our subscriber base. While we believe that our current spectrum allocations are sufficient, we cannot be certain that frequency will be allocated to us in the future in the quantities, with the geographic span and for time periods that would allow us to provide wireless services on a commercially feasible basis throughout all of our license areas. A loss of assigned spectrum allocation which is not replaced by other adequate allocations could have a substantial impact on our network capacity. For example, on September 5, 2000, we received a letter from the State Service for Communication Control, a department of the Ministry of Communications. The letter cancelled the approval the State Service for Communication Control had given us in May 2000 for certain frequencies within the 900 MHz band in order to install base stations with restricted emanation, which we used primarily for the development of our network in the underground stations of the Moscow subway system. While the Department of Communications Control, also under the Ministry of Communications, halted the implementation of this letter on September 14, 2000, and on November 14, 2000, the Ministry of Communications reinstated these frequency allocations to us, there can be no assurance that future attempts will not be made to remove frequency allocations from us. In addition, frequency allocations are often issued for periods that are shorter than the terms of the licenses, and we cannot assure you that such allocations will be renewed in a timely matter or at all. If our frequencies are revoked or we are unable to renew our frequency allocations, our network capacity would be restrained and our ability to expand limited, resulting in a loss of market share and lower revenues.

  We may be required to contribute to the cost of the Russian government's 900 MHz frequency conversion which could negatively affect our financial results.

        A program was approved by the Russian government in November 2001 providing for the transfer during 2002-2003 of the frequency used by air traffic control systems in order to allocate additional frequency for mobile communications. In the event that we and other mobile operators are required by the Russian government to finance the costs of such frequency transfer, our financial results could be negatively affected, and we may be forced to pass on some of this expense to our subscribers.

  Because we lack full redundancy and insurance for our systems, a systems failure could prevent us from operating our business and lead to a loss of customers, damage to our reputation and violations of the terms of our licenses and contracts with customers.

        We have back-up capacity for our network management, operations and maintenance systems, but automatic transfer to back-up capacity is limited. In the event that the primary network management center were unable to function, significant disruptions to our system would occur, including our inability to provide services. Disruptions in our services due to the introduction of new technology and services to our network occurred on August 3, 2000, December 15, 2000 and January 23, 2001, and there can be no assurance that these types of disruptions will not recur. These types of disruptions could lead to a loss of customers, damage to our reputation and violations of the terms of our licenses and contracts with customers. These failures could also lead to a decrease in value of the notes, significant negative publicity and litigation.

        Our computer and communications hardware is protected through physical and software safeguards. However, it is still vulnerable to fire, storm, flood, loss of power, telecommunications failures, interconnection failures, physical or software break-ins and similar events. We do not carry business interruption insurance to protect us in the event of a catastrophe, even though such an event could lead to significant negative impact on our business.

  Failure to fulfill the terms of our licenses, including the payment of license contributions, could result in their revocation.

        Our licenses contain various requirements. These include participation in a federal communications network, adherence to technical standards, investment in network infrastructure and employment of Russian technical personnel. GSM operators are required to provide service to the federal government at regulated tariff rates. The amount and pricing of such services are subject to change and, if they were to materially and adversely change, so would our operating costs.

        In addition, a number of our licenses contain a requirement that we make a non-refundable contribution to finance telecommunications infrastructure improvements in the related license area. As of September 30, 2002, the total contributions required by our licenses are approximately $110 million. We have not made any contributions under those licenses, because the authorities have not determined the terms and conditions of these contributions. If and when the authorities determine the terms and conditions of these contributions, we may have to make them.

        Each of our licenses also requires service to be started by a specific date. Each of our licenses, other than the licenses which cover the Moscow license area, also contains requirements as to the number of subscribers and required territorial coverage by specified dates. Our licenses for the Moscow license area contain requirements relating to network capacity. These requirements are subject to adjustment during the term of the license.

        If the terms of a license are not fulfilled or the service provider violates legislation, the license may be suspended or terminated. Decisions of the Ministry of Communications on suspension or termination of licenses may be appealed in court. To date, there have been no legal actions seeking to suspend or terminate any of our licenses, nor have we received any notice of violation with respect to any of our licenses.

        However, if we fail to comply with the requirements of applicable Russian legislation, or we fail to meet the terms of our licenses, our licenses and other authorizations necessary for our operation may be suspended or revoked. A suspension or revocation of our licenses or other necessary governmental authorizations could negatively impact our business and results of operation.

  If we are unable to maintain our favorable brand image, we may be unable to attract new subscribers and retain existing subscribers, leading to loss of market share and revenues.

        Our ability to attract new subscribers and retain existing subscribers depends in part on our ability to maintain what we believe to be our favorable brand image. Negative rumors regarding our services could negatively affect this brand image. In addition, consumer preferences change and our failure to anticipate, identify or react to these changes by providing attractive services at competitive prices could negatively affect our market share. The loss of market share could negatively affect our revenues.

  We must change the federal prefix telephone code used by many of our subscribers in the Moscow license area, which could result in an increase in churn and a loss of market share and revenues.

        On July 6, 2001, in response to our request that we be allocated additional numbering capacity with federal prefix codes, the Ministry of Communications issued an administrative order pursuant to which we were allocated two new federal prefix codes. This order also mandated that we stop using a federal prefix code, "902," by July 2002. While we stopped issuing new telephone numbers utilizing the "902" prefix code, to date, we have not migrated subscribers that currently use this federal prefix code to a different federal prefix code. We intend to initiate and complete the process of migrating such subscribers during 2003. Although the changeover in federal prefix codes will not require any actions by subscribers, who will retain their seven-digit numbers, the change and unavoidable associated inconvenience may lead some subscribers to consider switching to other mobile cellular operators, increasing churn and possibly leading to a loss of market share and revenues. As of September 30, 2002, 36% of our subscribers in the Moscow license area utilized the "902" prefix code.

  We may be unable to obtain licenses for third-generation, or UMTS, mobile cellular services on commercially reasonable terms or at all, which would materially adversely affect our competitive position and limit our ability to expand our services, leading to a loss of customers and a decline in revenues.

        The Ministry of Communications has previously stated that it expects to announce the procedures for the award of licenses for UMTS mobile cellular services during 2002, though, to date, no procedures have been announced. Depending upon the procedures adopted, we may be unable to obtain UMTS licenses on commercially reasonable terms or at all. Failure to obtain UMTS licenses for the Moscow and other license areas would materially adversely affect our ability to compete with operators who are able to operate these services and limit our ability to expand our services, leading to a loss of customers and a decline in revenues.

  We engage in transactions with related parties, which may present conflicts of interest, resulting in the conclusion of transactions on less favorable terms than could be obtained in arm's-length transactions.

        We, our principal shareholders and their affiliates have engaged in several significant transactions among us and may continue to do so. We purchased interests in various mobile telecommunications companies from Sistema and T-Mobile and entered into arrangements with affiliates of Sistema for advertising and insurance services. In addition, we have entered into interconnection and telephone numbering capacity purchase agreements with MGTS, Telmos and MTU-Inform, which are majority-owned by Sistema. Furthermore, we have entered into a number of arrangements with T-Mobile and its affiliates, including the agreements for the purchase of shares of UMC, and we have entered into a number of equipment lease agreements with Invest-Svyaz-Holding, one of our shareholders. Although we anticipate that all future related party transactions will be at arm's-length, conflicts of interest may arise between us, our affiliates and our principal shareholders or their affiliates, resulting in the conclusion of transactions on terms not determined by market forces.

  Our controlling shareholders have the ability to exert significant influence over us and their interests may conflict with those of holders of the notes as they may make decisions that materially adversely affect your investment. In addition, because one of our controlling shareholders is also our competitor, it may have interests that conflict with those of holders of the notes.

        Together our primary shareholders, T-Mobile and Sistema, control directly or indirectly approximately 80% of our voting shares. As a result, each of T-Mobile and Sistema have the ability to exert significant influence over certain actions requiring shareholder approval, including the election of directors and the declaration of dividends, and may have the ability to influence our policy. As such, decisions made by T-Mobile or Sistema may influence our business, results of operation and financial condition and these decisions may conflict with the interest of the holders of the notes. For example, if our shareholders were to declare dividends constituting a significant proportion of our net profits, our cash flow and ability to make payments on our debt obligations could be materially adversely affected.

        We have been informed that Sistema intends to acquire a significant stake in MTS from T-Mobile. See "Offering Memorandum Summary—The Offering—Recent Developments." If such a transaction is consummated, it would result in Sistema controlling over 50% of our shares. Although we have been informed that Sistema and T-Mobile are in discussions concerning a shareholders' agreement governing certain important corporate actions, there can be no assurance that a shareholders' agreement will be consummated, or if consummated, will be effective. Furthermore, if Sistema becomes our sole controlling shareholder, its ability to influence our business, results of operation and financial condition will increase, whether or not a shareholders' agreement is in effect. Decisions made by Sistema may conflict with the interests of the holders of the notes.

        In addition, we compete directly with affiliates of Sistema. Sistema indirectly owns, through MGTS, 23.5% of Mobilnye Sistemy Svyazi, or MCC. Sistema also indirectly controls JSC Personal Communications, which operates a CDMA network in the Moscow license area. Ownership and involvement by this controlling shareholder in these competing businesses could result in the diversion of resources that otherwise could be invested by this shareholder in our business and could enable these other businesses to compete against us more effectively.

Risks Relating to Our Financial Condition

  Changes in exchange rates could increase our costs, decrease our reserves or prevent us from repaying our debts.

        Over the past several years, the ruble has fluctuated dramatically against the U.S. dollar, in the great majority of instances falling in value. The Russian Central Bank has imposed various currency-trading restrictions in attempts to support the ruble. The ability of the government and the Russian Central Bank to maintain a stable ruble will depend on many political and economic factors. These include their ability to finance budget deficits without recourse to monetary emissions, to control inflation and to maintain sufficient foreign currency reserves to support the ruble.

        Substantially all of our costs and expenditures, as well as liabilities, are either denominated in or tightly linked to the U.S. dollar. These include capital expenditures and borrowings, including the notes.

As a result, devaluation of the ruble against the U.S. dollar can adversely affect us by increasing our costs in ruble terms. In order to hedge against this risk, we link our tariffs, which are payable in rubles, to the U.S. dollar. The effectiveness of this hedge is limited, however, as we cannot always increase our tariffs in line with ruble devaluation due to competitive pressures, leading to a loss of revenue in U.S. dollar terms. We do not engage in any other hedging arrangements. Additionally, if the ruble declines and tariffs cannot keep pace, we could have difficulty repaying or refinancing our U.S. dollar-denominated indebtedness, including our notes. The devaluation of the ruble also results in losses in the value of ruble-denominated assets, such as ruble deposits. These losses for us were approximately $3.2 million in 1999, approximately $1.1 million in 2000, $2.3 million in 2001 and $2.4 million for the first nine months of 2002. Continued devaluation of the ruble against the U.S. dollar could materially adversely affect us.

        The decline in the value of the ruble against the U.S. dollar also reduces the U.S. dollar value of tax savings arising from tax incentives for capital investment and the depreciation of our property, plant and equipment, since their basis for tax purposes is denominated in rubles at the time of the investment.

  Inflation could increase our costs and decrease our operating margins.

        The Russian economy has been characterized by high rates of inflation, including a rate of 84.4% in 1998. When the rate of inflation exceeds the rate of devaluation, resulting in real appreciation of the ruble against the U.S. dollar, as was the case for periods prior to 1998 and in 1999, 2000 and 2001, and for the nine months ended September 30, 2002, we can experience inflation-driven increases in dollar terms of certain of our costs. These include salaries and rents, which are sensitive to rises in the general price level in Russia. In this situation, due to competitive pressures, we may not be able to raise our tariffs sufficiently to preserve operating margins. Accordingly, high rates of inflation in Russia relative to the rate of devaluation could increase our costs and decrease our operating margins.

  If we are unable to obtain adequate capital, we may have to limit our operations substantially, with a resulting negative impact on our operating results and loss of market share.

        We will need to make significant capital expenditures, particularly in connection with the development, construction and maintenance of our GSM network. We spent approximately $225 million in 2000, approximately $441 million in 2001, approximately $381 million during the nine months ended September 30, 2002 and expect to spend approximately $120 million in addition by the end of 2002, $500 million per year in 2003 and 2004 for the fulfillment of our capital spending plans, excluding spendings for acquisitions. In addition, the acquisition of UMTS licenses and frequency allocations and the buildout of a UMTS network would require substantial additional capital expenditures. However, future financing may not be sufficient to meet our planned needs in the event of the following potential developments:

  •
  changes in the terms of existing financing arrangements;

  •
  construction of the networks at a faster rate or higher capital cost than anticipated;

  •
  need for greater than anticipated service and customer support;

  •
  pursuit of new business opportunities that require significant investment;

  •
  acquisitions or development of any additional licenses;

  •
  slower than anticipated subscriber growth;

  •
  regulatory developments;

  •
  deterioration in the Russian economy; or

  •
  changes in existing interconnect arrangements.

        To meet our financing requirements, we may need to attract additional equity or debt financing. Medium-term and long-term debt financing in Russia on commercially acceptable terms is currently difficult to obtain. If we cannot obtain adequate funds to satisfy our capital requirements, we may need to limit our operations significantly, which could negatively impact our market share and operating results.

  Currency control regulations hinder our ability to obtain hard-currency-denominated financings on favorable terms, thus increasing our borrowing costs.

        Certain payments in foreign currency, including the following, are subject to prior permission by the Russian Central Bank:

  •
  direct investments, except in the charter capital of a company;

  •
  portfolio investments;

  •
  all secured financing;

  •
  receiving or paying a loan through the issuance, placement or redemption of securities;

  •
  payments for export-import transactions with settlement over 90 days following completion; and

  •
  payments with respect to real estate.

        These regulations are subject to substantial changes and varying interpretations, complicating both the process of determining whether permission is required and the process of obtaining permission. If we are unable to obtain Russian Central Bank licenses for hard-currency-denominated financings required to be licensed, our long-term borrowing sources will be limited to Russian financial institutions, which may hinder or prevent us from obtaining financing on favorable terms.

        As of September 30, 2002, we had outstanding debt of approximately $394.6 million denominated in U.S. dollars and approximately $14.2 million denominated in euro. Although we have Russian Central Bank licenses to make payments of principal and interest on these loans, there is no assurance that we will be able to obtain similar licenses, if required, for future financings. In addition, the revocation of any of our Central Bank licenses or a breach by us of the terms of a Central Bank license could result in cash flow difficulties and fines and penalties. The loss of a Central Bank license may also constitute an event of default under certain of our agreements, which may result in the acceleration of some or all of our outstanding hard-currency-denominated debt.

  Restrictions on investments outside of Russia or in hard-currency-denominated instruments in Russia expose our cash holdings to devaluation.

        Currency regulations established by the Russian Central Bank restrict investments by Russian companies outside of Russia and in most hard-currency-denominated instruments in Russia, and there are only a limited number of ruble-denominated instruments in which we may invest our excess cash. Any balances maintained in rubles will give rise to losses if the ruble devalues against the U.S. dollar.

        Additionally, Russian companies must repatriate 100% of offshore foreign currency earnings to Russia and convert 50% of those earnings into rubles within seven days from the date on which they were received, although, according to press reports, the Russian Ministry of Finance has indicated its intent in the near future to submit legislation to the State Duma that, if approved, would reduce the conversion requirement to 30%. We earned around $43 million, $53 million and $64 million in foreign currency in 2000, 2001 and the first nine months of 2002, respectively, constituting around 8%, 6% and 7% of our total revenues, primarily from roaming agreements. This requirement further increases balances in our ruble-denominated accounts and, consequently, our exposure to devaluation risk.

  Continued or increased limitations on the conversion of rubles to hard currency in Russia could increase our costs when making payments in hard currency to suppliers and creditors and could cause us to default on our obligations to them.

        Our major capital expenditures are generally denominated and payable in various foreign currencies, including the U.S. dollar and euro. As of September 30, 2002, we had $268 million committed under contracts with foreign suppliers for the purchase of network infrastructure. To the extent such major capital expenditures involve the importation of equipment and related items, Russian legislation permits the conversion of ruble revenues into foreign currency. However, the market in Russia for the conversion of rubles into foreign currencies is limited. The scarcity of foreign currencies may tend to inflate their values relative to the ruble, and such a market may not continue to exist, which could increase our costs when making payments in hard currency to suppliers and creditors, or make it impossible for us to obtain hard currency to make such payments, and could cause us to default on our obligations to them.

  If our subsidiary Rosico is forced into liquidation due to negative net equity, we would lose our ability to operate under its licenses, resulting in the loss of subscribers and their associated revenues.

        In accordance with Russian legislation, joint-stock companies must maintain net assets greater than the charter capital of the company. In the event that a company's net assets fall below the charter capital, a company may be forced to liquidate.

        Beginning in 1998 and continuing through December 31, 2001, Rosico reported significant losses in its Russian financial statements. At each year-end since December 31, 1998, Rosico has reported negative net assets in its Russian financial statements and, therefore, may be involuntarily liquidated. This risk will continue to exist until Rosico's net assets exceed its charter capital or until completion of Rosico's merger into us. We intend to undertake this merger as soon as legislation allowing for the transfer of licenses comes into effect or we receive special permission of the Ministry of Communications to transfer Rosico's licenses to us.

        We have not taken any steps to correct this problem because we believe that, as long as Rosico continues to fulfill its obligations, the risk of its involuntary liquidation is minimal. We are not aware of any circumstances under which a Russian company that has met all of its obligations has been liquidated under Russian legislation, although certain companies that did not meet all of their obligations have been liquidated, such as TV-6. However, if involuntary liquidation were to occur, it would result in the loss of Rosico's licenses, including certain licenses for Moscow and the Moscow Region, which would materially adversely affect our subscriber numbers, results of operations, financial position and operating plans.

  Sistema may not fulfill its obligation to make payments to us in connection with our loan from Ericsson, which would have an adverse effect on the anticipated increase in our shareholders' equity and our cash position.

        In December 1996, Rosico, our subsidiary which we may merge into us during 2003, entered into a credit agreement with Ericsson Project Finance AB for a five-year credit facility, with an original principal amount of $60 million and repayment now extended to February 2006. As of September 30, 2002, the principal amount outstanding on this credit was $31.5 million. In connection with our acquisition of Rosico in 1998, Sistema agreed to indemnify Rosico for this loan and all related obligations. Under the indemnification agreement, a significant portion of payments we receive from Sistema is in exchange for the issuance by us of long-term, ruble-denominated promissory notes with 0% interest and maturities from 2049 to 2052. The carrying amount of these notes is negligible for our financial statements.

        Sistema, notwithstanding its obligation, did not make any payments to us under the indemnity until 2000. While Sistema has been making the scheduled payments to us under the indemnity since it began making payments in 2000, any further failure by Sistema to meet its obligations could have an adverse effect on the anticipated increase in our shareholders' equity and on the anticipated improvement in our cash position.

        We recorded the receivable from Sistema in our financial statements as both additional paid-in capital as well as a direct reduction to our shareholders' equity. As a result, as payments are made, they have a positive effect on our shareholders' equity and our cash position.

  Our debt facilities contain restrictive covenants, which may limit our ability to engage in various activities.

        The indentures relating to this offering and to our $300 million Eurobond offering contain covenants limiting the ability of the issuer, us and our subsidiaries to incur debt, create liens and lease properties sold or transferred by us. The indentures also contain covenants limiting our ability to merge or consolidate with another person or convey our properties and assets to another person, as well as our ability to sell or transfer any of our or our subsidiaries' GSM licenses for the Moscow, St. Petersburg and Krasnodar license areas. Failure to comply with these covenants could cause a default under the issuer's debt obligations and result in the debt and, consequently, our guarantees, becoming immediately due and payable, which would materially adversely affect our business, financial condition and results of operations.

  If a change in control occurs, our Eurobond noteholders may require us to redeem notes not previously called for redemption, which will have a negative impact on our cash flow and results of operation.

        The notes issued in connection with our Eurobond offerings, including this offering, provide that, if a change in control occurs, our noteholders will have the right to require us to redeem notes not previously called for redemption. The price we will be required to pay upon such event will be 101% of the principal amount of the notes, plus accrued interest to the redemption date. Under the terms of our Eurobonds maturing in 2004, a change in control will be deemed to have occurred in any of the following circumstances:

  •
  Any person acquires beneficial ownership of 50% or more of the total voting power of all shares of our common stock; provided that the following transactions would not be deemed to result in a change in control:

  (i)
  any acquisition by Sistema, T-Mobile or their respective subsidiaries that results in the 50% threshold being exceeded if, immediately following such transaction, each of Sistema (together with its subsidiaries) and T-Mobile (together with its subsidiaries) beneficially owns more than 25% of the total voting power of all shares of our common stock; and

  (ii)
  any acquisition by us, our subsidiary or our employee benefit plan.

  •
  We merge or consolidate with or into, or convey, sell, lease or otherwise dispose of all or substantially all of our assets to, another entity or another entity merges into us and, immediately following such transaction, Sistema and T-Mobile together do not beneficially own at least 50% of the total voting power of all shares of common stock of such entity and, individually, do not beneficially own more than 25% of the total voting power of all shares of common stock of such entity.

  •
  We no longer beneficially own more than 50% of the issuer's share capital.

        For the definition of a change in control under these notes see "Description of the Notes—Redemption at Option of Holders upon a Change in Control."

        If a change in control occurs, and our noteholders exercise their right to require us to redeem all of their notes not previously called for redemption, such event will have a negative impact on our cash flow and results of operation.

Risks Relating to Our Industry

  We face increasing competition from existing licensees that may result in reduced operating margins, loss of market share and diminished value in our services, as well as lead us to make different pricing, service or marketing decisions.

        The Russian mobile cellular telecommunication services market is becoming increasingly competitive. The trend in Russian government licensing policies has been to increase competition among mobile cellular telecommunication service providers. Russian regulatory authorities have moved from granting exclusive licenses for each technology standard per region to granting multiple licenses covering the same territory. Increased competition may result in reduced operating margins, loss of market share and diminished value in our services, as well as different pricing, service or marketing policies.

        Our principal competitors in the Moscow license area are VimpelCom and Sonic Duo. VimpelCom is 25.0% owned by the Russian financial industrial conglomerate Alfa Group and 25.0% owned by Telenor. It operates both D-AMPS and dual-band GSM networks and had a 53.0% market share in the Moscow license area as of September 30, 2002, according to AC&M-Consulting. Sonic Duo is part of the MegaFon group and, as discussed below, began commercial operations in Moscow in November 2001. It has a dual-band GSM network in the Moscow license area and had a 3% market share as of September 30, 2002, according to AC&M-Consulting.

        In the North-West Region, where St. Petersburg is located, our principal competitor is MegaFon, currently the principal operator in that region with a 61% market share as of September 30, 2002, according to AC&M-Consulting. MegaFon, formerly known as North-West GSM, is part of the MegaFon group and was the first company to provide GSM-standard mobile cellular communications services in the North-West Region. In addition, in September 2002, VimpelCom was awarded a license to operate a GSM-1800 network in the North-West Region, which includes St. Petersburg. According to press reports, VimpelCom estimates that it will take six months from the time of its receipt of this license to roll out its network in the North-West Region.

        We also face competition in the regional license areas from operators in the MegaFon group and VimpelCom's regional operators, as well as from smaller, local operators, such as Nizhny Novgorod Cellular Communications, which is our primary competitor in Nizhny Novgorod. See "Business—Sales and Marketing—Competition" for further description of our competitors.

  The creation of MegaFon through the merger of Sonic Duo, North-West GSM and several other regional operators resulted in a new competitor that may receive preferential treatment from the federal government and benefit from the resources of its shareholders, potentially giving it a substantial competitive advantage over us.

        Russia's third largest mobile communications provider is MegaFon, which is comprised of the former North-West GSM, Sonic Duo, Mobicom-Caucasus, Mobicom-Kirov, Mobicom-Novosibirsk, Mobicom-Khabarovsk, MCC-Povolzhje, Volzhsky GSM and Ural GSM. The most established company in the MegaFon group is North-West GSM, which has been renamed and operates under the brand name MegaFon, and has approximately 1.4 million subscribers in St. Petersburg and surrounding areas in North-West Russia as of September 30, 2002, according to a MegaFon press release.

        According to MegaFon press releases, the nine companies comprising the MegaFon group together hold licenses to provide GSM 900/1800 cellular communications service in all 89 regions of the Russian Federation, a territory populated by 144 million people. In addition, all of the MegaFon companies have instituted a unified intra-network roaming tariff and are expected to introduce unified tariffs in each of the regions in which they operate. These factors could undermine our plans to expand in regions outside of the Moscow license area and diminish the competitive advantage we hope to enjoy from our creation of a single, integrated national network. Operators in the MegaFon group currently, or are expected to, compete with us in the North-West region, which includes St. Petersburg, and in the South, Volga, Ural, Siberia and Far East regions.

        According to press reports, MegaFon is owned by Telecominvest; CT Mobile; and Telia, a leading Swedish telecommunications operator. In turn, Telecominvest is 15% owned by North-West Telecom, a subsidiary of Svyazinvest, and 29.5% by Telia. Svyazinvest is effectively controlled by the Russian federal government.

        Press reports have pointed to the previous involvement of federal government officials, including the current Minister of Communications, in entities owned by MegaFon as a potential reason for preferential treatment in regulatory matters. For example, former Deputy Minister of Communications Yury Pavlenko was appointed chief executive officer of MegaFon in July 2002. This could result in an uneven regulatory playing field and give MegaFon an advantage over us in competing for additional frequency allocations or new licenses. For instance, the temporary loss of frequency allocation in Moscow we suffered in the fall of 2000 has been linked in press reports to Sonic Duo's need for frequency allocation. MegaFon may also receive significant financial assistance from its major shareholders.

  Our reliance on the GSM standard may prevent us from competing effectively against other existing technologies and new technologies, causing us to lose subscribers and associated revenues.

        The adoption of UMTS may also increase the competition we face. In Russia, the Ministry of Communications expects to complete preparatory work for license tenders for third-generation mobile cellular standards in the near future. The UMTS standard is significantly superior to existing second-generation standards such as GSM, and given our reliance on the GSM standard, we may not be able to develop a strategy compatible with this or any other new technology. The technology we currently use may become obsolete or uncompetitive, and we may not be able to acquire new technologies necessary to compete on reasonable terms. In addition, expenditures in connection with new technology may adversely affect our ability to expand in other areas.

        The Ministry of Communications has granted licenses based on code division multiple access, or CDMA, technology for the provision of fixed wireless services in a number of regions throughout Russia. CDMA is a second-generation digital cellular telephony technology that can be used for the provision of both mobile and fixed services. Although CDMA technology is currently classified in Russia as a fixed radio telephone service, it may be used for mobile communications, and there is a risk that it may be offered for use via portable handsets. If CDMA operators were able to obtain permission to offer mobile CDMA services, they would operate in direct competition with us.

  The regulatory environment for telecommunications in Russia is uncertain and may be subject to political influence, resulting in negative regulatory decisions on other than legal grounds.

        We operate in an uncertain regulatory environment. There is no comprehensive legal framework with respect to the provision of telecommunication services in Russia and in other areas in which we currently or may in the future operate, although a number of laws, decrees and regulations apply to the telecommunications sector. In particular, in Russia, the telecommunications system is regulated by the Ministry of Communications, largely through the issuance of licenses and instructions, and officials of the Ministry of Communications have a high degree of discretion.

        In this environment, political influence could be exerted to affect regulatory decisions against us, and we cannot assure you that regulators will not challenge our compliance with applicable laws, decrees and regulations. Although Sistema, one of our principal shareholders, has no formal ties with the Mayor of Moscow, Yuri Luzhkov, it has been linked in press reports to him. We believe the likely source of such press reports is the fact that the controlling shareholder and Chairman of the Board of Sistema, Vladimir P. Evtushenkov, for many years worked at the government of Moscow as Mr. Luzhkov's advisor. Because Mr. Luzhkov has been, at times, politically adverse to President Putin, in the event of a political clash between the two politicians, some commentators in the press have suggested that President Putin could seek to exert pressure against Mr. Luzhkov through attacks on companies perceived as linked to him, such as Sistema and us. If those commentators are correct, this could result in regulatory decisions against us on other than legal grounds, potentially increasing our costs and leading to negative impacts on our business or reducing our rights under our licenses.

  Because of limitations on the rights of license holders and the need to have a license reissued in the event of a merger, our ability to integrate our networks may be restricted, thus preventing us from offering integrated network services.

        As our regional development program proceeds, we intend to integrate our various networks to create a single, unified GSM network. The Federal Law on Communications and other telecommunications regulations prohibit the transfer or assignment of licenses and require that telecommunications services must be provided by the licensee only. Further, Letter No. 1805 of March 25, 1999, issued by the Ministry of Communications, requires that agreements for the provision of telecommunications services must be concluded and performed only by the licensee. This requirement has been an important factor in our recent acquisitions. As we are unable to buy licenses, we must rather purchase the company holding the license. We also must continue to operate through such company in its license area by entering into agency, lease, services and similar agreements.

        To date, the Ministry of Communications has not challenged agreements between licensees and third parties in connection with the provision of services under a license. We have entered into a series of agreements with a number of our subsidiaries for the provision of network construction services, the lease of mobile switching centers and related services. The Ministry of Communications may change its position and view these agreements as violating the general prohibition on the transfer or assignment of licenses.

        Additionally, Russian law requires that, in the event of a merger, a license held by either of the merging entities must be reissued to the successor entity, rather than simply transferred. We intend to continue to merge with our wholly-owned subsidiaries as part of our efforts to integrate our networks. Failure to receive a new license as part of a merger would result in the loss of our ability to operate in that license area and might prevent us from attempting future mergers.

        Restrictions on our ability to enter into contracts with our subsidiaries, or the failure to receive a new license in the event of a merger, would restrict our ability to create a single, unified GSM network, reducing our ability to attract and retain subscribers and compete with a federal, country-wide licensee in the event that such a license was granted.

  Regulatory uncertainties affecting the renewal of our licenses could result in an inability to renew our licenses or increases in our obligations and a reduction of our rights under the terms of a renewed license, increasing our costs and limiting our service area.

        Our licenses expire in various years from 2004 to 2012 and may be renewed upon application to the Ministry of Communications. For example, our GSM license with frequency allocation in the 900 MHz band covering the Moscow license area expires in December 2004. Officials of the Ministry of Communications have broad discretion in deciding whether to renew a license, and we cannot assure you that our licenses will be renewed after expiration. If our licenses are renewed, they may be renewed with additional obligations, including payment obligations, or for reduced service areas. Failure to renew our licenses or receive renewed licenses with similar terms to our existing licenses, particularly for the Moscow license area, could significantly diminish our service area and decrease our subscriber numbers.

  If we were categorized as a monopoly, our tariffs could be reduced and our commercial activities restricted, significantly affecting our results of operations.

        Under Russian legislation, the Russian Ministry for Antimonopoly Policy may categorize a company as a dominant force in a market. Current Russian legislation does not clearly define "market"

in terms of the types of services or the geographic area. While we do not believe that there is a basis to categorize any of our entities as a dominant force, any ruling to that effect could result in the regulation of our tariffs and restrictions on our commercial activities. Therefore, we attempt to avoid classification as a dominant force in the market, which, in turn, negatively impacts our ability to expand.

        If we were classified as a dominant market force, the imposition of government-determined tariffs could result in competitive disadvantages, a decrease in our subscriber base and a significant decline in revenues. Additionally, restrictions on expansion or government-mandated withdrawal from regions or markets would negatively affect our plans for expansion and could reduce our subscriber base. Moreover, we could be required to make additional license applications at additional unexpected cost.

  The public switched telephone networks have reached capacity limits and need modernization, which may inconvenience our subscribers and will require us to make additional capital expenditures.

        Due to the recent growth in fixed and mobile telephone use in Moscow, the city's "095" code has reached numbering capacity limits and an additional code or codes are expected to be introduced in the future. Calls between a new code and another code will require callers to dial through "8," the long distance dialing prefix, which is also used by our "federal" number subscribers. See "Business—Business Overview—Sales and Marketing—Tariffs" for a description of our 11-digit federal telephone numbers. The overtaxing of these long distance lines may inconvenience our federal number subscribers by causing incoming and outgoing calls to have lower completion rates. Resolving these issues will require additional investment. In addition, continued growth in local, long-distance and international traffic, including that generated by our subscribers, may require substantial investment in public switched telephone networks.

        Although the operators of public switched telephone networks are normally responsible for these investments, their weak financial condition may prevent them from making these investments. Since we are financially strong relative to these public network operators, we may be compelled to make such investments on their behalf, placing an additional burden on our financial and human resources. Additionally, assuming we do make such investments, we may not own the assets resulting from such investment. While we cannot estimate the financial and operating burdens associated with such investments, they may be substantial.

  Alleged medical risks of cellular technology may subject us to negative publicity or litigation in Russia, decrease our access to base station sites, diminish subscriber usage and hinder access to additional financing.

        The significant environmental damage suffered by Russia during the communist era has increased public sensitivity to health risks arising from technology. Electromagnetic emissions from transmitter masts and mobile handsets may harm the health of individuals exposed for long periods of time to these emissions. The actual or perceived health risks of transmitter masts and mobile handsets or press reports in Russia of any litigation relating to such risks could materially adversely affect us, including in the following ways:

  •
  reduced subscriber growth;

  •
  reduced usage per subscriber;

  •
  increased number of product liability lawsuits;

  •
  increased difficulty in obtaining sites for base stations; and/or

  •
  reduced financing available to the wireless communications industry.

  Computer viruses may harm our network's operating ability.

        As mobile phones increase in technological capacity, they are becoming increasingly subject to computer viruses. These viruses can replicate and distribute themselves throughout a network system, slowing the network through the unusually high volume of messages sent across the network, in addition to affecting data stored in individual handsets. We cannot be sure that we will not be the target of a virus, or if we are, that we will be able to maintain the integrity of the data in individual handsets of our subscribers or that such a virus will not overload our network, causing significant harm to our operations.

Risks Relating to the Russian Federation

  Economic Risks

  Economic instability in Russia could adversely affect our business.

        Since the dissolution of the Soviet Union, the Russian economy has experienced at various times:

  •
  significant declines in gross domestic product;

  •
  hyperinflation;

  •
  an unstable currency;

  •
  high government debt relative to gross domestic product;

  •
  a weak banking system providing limited liquidity to Russian enterprises;

  •
  high levels of loss-making enterprises that continued to operate due to the lack of effective bankruptcy proceedings;

  •
  significant use of barter transactions and illiquid promissory notes to settle commercial transactions;

  •
  widespread tax evasion;

  •
  growth of a black and gray market economy;

  •
  pervasive capital flight;

  •
  high levels of corruption and the penetration of organized crime into the economy;

  •
  significant increases in unemployment and underemployment; and

  •
  the impoverishment of a large portion of the Russian population.

        The Russian economy has been subject to abrupt downturns. In particular, on August 17, 1998, in the face of a rapidly deteriorating economic situation, the Russian government defaulted on its ruble-denominated securities, the Russian Central Bank stopped its support of the ruble and a temporary moratorium was imposed on certain hard currency payments. These actions resulted in an immediate and severe devaluation of the ruble and a sharp increase in the rate of inflation; a dramatic decline in the prices of Russian debt and equity securities; and an inability of Russian issuers to raise funds in the international capital markets.

        These problems were aggravated by the near collapse of the Russian banking sector after the events of August 17, 1998, as evidenced by the revocation of the banking licenses of a number of major Russian banks. This further impaired the ability of the banking sector to act as a consistent source of liquidity to Russian companies and resulted in the losses of bank deposits in some cases.

        There can be no assurance that recent trends in the Russian economy—such as the increase in the gross domestic product, a relatively stable ruble and a reduced rate of inflation—will continue or will not be abruptly reversed. A decline in international oil and gas prices, the strengthening of the ruble in real terms relative to the U.S. dollar and the consequences of a relaxation in monetary policy, or other factors, could adversely affect Russia's economy and our business in the future.

  Russia's physical infrastructure is in very poor condition, which could disrupt normal business activity.

        Russia's physical infrastructure largely dates back to Soviet times and has not been adequately funded and maintained over the past decade. Particularly affected are the rail and road networks; power generation and transmission; communication systems; and building stock. During the winter of 2000-2001, electricity and heating shortages in Russia's far-eastern Primorye Region seriously disrupted the local economy. Additionally, in August 2000, a fire at the main communications tower in Moscow interrupted television and radio broadcasting and the operation of mobile phones for weeks. Road conditions throughout Russia are poor, with many roads not meeting minimum quality requirements. The federal government is actively considering plans to reorganize the nation's rail, electricity and telephone systems. Any such reorganization may result in increased charges and tariffs while failing to generate the anticipated capital investment needed to repair, maintain and improve these systems.

        The deterioration of Russia's physical infrastructure harms the national economy, disrupts the transportation of goods and supplies, adds costs to doing business in Russia and can interrupt business operations. These difficulties can impact us directly; for example, we have needed to keep portable electrical generators available to help us maintain base station operations in the event of power failures. Further deterioration in the physical infrastructure could have a material adverse effect on our business and the value of the notes.

  Fluctuations in the global economy may adversely affect Russia's economy and our business.

        Russia's economy is vulnerable to market downturns and economic slowdowns elsewhere in the world. As has happened in the past, financial problems or an increase in the perceived risks associated with investing in emerging economies could dampen foreign investment in Russia and adversely affect the Russian economy. Additionally, because Russia produces and exports large amounts of oil, the Russian economy is especially vulnerable to the price of oil on the world market and a decline in the price of oil could slow or disrupt the Russian economy. These developments could severely limit our access to capital and could adversely affect the purchasing power of our customers and thus our business.

  Political Risks

        Since 1991, Russia has sought to transform itself from a one-party state with a centrally planned economy to a pluralist democracy with a market-oriented economy. As a result of the sweeping nature of the reforms, and the failure of some of them, the Russian political system remains vulnerable to popular dissatisfaction, as well as to unrest by particular social and ethnic groups. Significant political instability could have a material adverse effect on the value of foreign investments in Russia, including the value of the notes.

  Governmental instability could adversely affect the value of investments in Russia and the value of the notes.

        The composition of the Russian government—the prime minister and the other heads of federal ministries—has at times been highly unstable. Six different prime ministers, for example, headed governments between March 1998 and May 2000. On December 31, 1999, President Yeltsin unexpectedly resigned and Vladimir Putin was subsequently elected president on March 26, 2000. While President Putin has maintained governmental stability and even accelerated the reform process, he may adopt a different approach over time. The value of investments in Russia and the notes could be reduced and our prospects could be harmed if governmental instability recurs or if reform policies are reversed.

  Conflict between central and regional authorities and other conflicts could create an uncertain operating environment that would hinder our long-term planning ability and could negatively affect the value of investments in Russia.

        The Russian Federation is a federation of republics, territories, regions, cities of federal importance and autonomous areas. The delineation of authority among the members of the Russian Federation and the federal governmental authorities is, in many instances, uncertain and sometimes contested. Lack of consensus between the federal government and local or regional authorities often results in the enactment of conflicting legislation at various levels and may result in political instability. This lack of consensus hinders our long-term planning efforts and creates uncertainties in our operating environment, both of which may prevent us from efficiently carrying out our expansion plans.

        Additionally, ethnic, religious, historical and other divisions have, on occasion, given rise to tensions, and in certain cases, to military conflict. Russian military forces have been engaged in Chechnya in the past and are currently involved in major ground and air operations there. The spread of violence, or its intensification, could have significant political consequences. These include the imposition of a state of emergency in some or all of the Russian Federation. These events could materially adversely affect the value of investments in Russia, including in the value of the notes.

  Risks Relating to the Russian Legal System and Russian Legislation

  Weaknesses relating to the Russian legal system and Russian legislation create an uncertain environment for investment and business activity and, thus, could have a material adverse effect on an investment in the notes.

        Risks associated with the Russian legal system include:

  •
  inconsistencies between and among laws, Presidential decrees and Russian governmental, ministerial and local orders, decisions, resolutions and other acts;

  •
  conflicting local, regional and federal rules and regulations;

  •
  the lack of judicial and administrative guidance on interpreting Russian legislation;

  •
  the relative inexperience of judges and courts in interpreting Russian legislation;

  •
  corruption within the judiciary;

  •
  a high degree of discretion on the part of governmental authorities, which could result in arbitrary actions such as revocations of our licenses; and

  •
  poorly developed bankruptcy procedures that are subject to abuse.

        Additionally, several fundamental Russian laws have only recently become effective. The recent nature of much of Russian legislation, the lack of consensus about the scope, content and pace of economic and political reform and the rapid evolution of the Russian legal system in ways that may not always coincide with market developments place the enforceability and underlying constitutionality of laws in doubt and results in ambiguities, inconsistencies and anomalies. In addition, Russian legislation often contemplates implementing regulations that have not yet been promulgated, leaving substantial gaps in the regulatory infrastructure. All of these weaknesses could affect our ability to enforce our rights under our licenses and under our contracts, or to defend ourselves against claims by others. Furthermore, we cannot assure you that regulators, judicial authorities or third parties will not challenge our compliance with applicable laws, decrees and regulations.

  Lack of independence and experience of the judiciary, the difficulty of enforcing court decisions and governmental discretion in enforcing claims could prevent us or you from obtaining effective redress in a court proceeding, materially adversely affecting an investment in the notes.

        The independence of the judicial system and its immunity from economic, political and nationalistic influences in Russia remain largely untested. The court system is understaffed and underfunded. Judges and courts are generally inexperienced in the area of business and corporate law. Judicial precedents generally have no binding effect on subsequent decisions. Not all Russian legislation and court decisions are readily available to the public or organized in a manner that facilitates understanding. The Russian judicial system can be slow. Enforcement of court orders can in practice be very difficult in Russia. All of these factors make judicial decisions in Russia difficult to predict and effective redress uncertain. Additionally, court claims are often used in furtherance of political aims. We may be subject to such claims and may not be able to receive a fair hearing. Additionally, court orders are not always enforced or followed by law enforcement agencies.

        These uncertainties also extend to property rights. During Russia's transformation from a centrally planned economy to a market economy, legislation has been enacted to protect private property against expropriation and nationalization. However, it is possible that due to the lack of experience in enforcing these provisions and due to potential political changes, these protections would not be enforced in the event of an attempted expropriation or nationalization. Some government entities have tried to renationalize privatized businesses. Expropriation or nationalization of any of our entities, their assets or portions thereof, potentially without adequate compensation, would have a material adverse effect on us.

  Unlawful or arbitrary government action may have an adverse affect on our business and the value of an investment in the notes.

        Governmental authorities have a high degree of discretion in Russia and at times exercise their discretion arbitrarily, without hearing or prior notice, and sometimes in a manner that is contrary to law. Moreover, the government also has the power in certain circumstances, by regulation or government act, to interfere with the performance of, nullify or terminate contracts. Unlawful or arbitrary governmental actions have included withdrawal of licenses, sudden and unexpected tax audits, criminal prosecutions and civil actions. Federal and local government entities also used common defects in matters surrounding the documentation of financing activities as pretexts for court claims and other demands to invalidate such activities and/or to void transactions, often for political purposes. Unlawful or arbitrary government action, if directed at us, could have a material adverse effect on our business and on the value of the notes.

  Shareholder liability under Russian legislation could cause us to become liable for the obligations of our subsidiaries.

        The Civil Code and the Federal Law on Joint-Stock Companies generally provide that shareholders in a Russian joint-stock company are not liable for the obligations of the joint-stock company and bear only the risk of loss of their investment. This may not be the case, however, when one person is capable of determining decisions made by another. The person capable of determining such decisions is called an effective parent. The person whose decisions are capable of being so determined is called an effective subsidiary. The effective parent bears joint and several responsibility for transactions concluded by the effective subsidiary in carrying out these decisions if:

  •
  this decision-making capability is provided for in the charter of the effective subsidiary or in a contract between the companies; and

  •
  the effective parent gives obligatory directions to the effective subsidiary.

        In addition, an effective parent is secondarily liable for an effective subsidiary's debts if an effective subsidiary becomes insolvent or bankrupt resulting from the action or inaction of an effective parent. This is the case no matter how the effective parent's capability to determine decisions of the effective subsidiary arises. For example, this liability could arise through ownership of voting securities or by contract. In these instances, other shareholders of the effective subsidiary may claim compensation for the effective subsidiary's losses from the effective parent which caused the effective subsidiary to take action(s) or fail to take action(s) knowing that such action(s) or failure to take action(s) would result in losses. Accordingly, in our position as an effective parent, we could be liable in some cases for the debts of our effective subsidiaries. This liability could materially adversely affect us.

  Shareholder rights provisions under Russian law may impose additional costs on us, which could cause our financial results to suffer.

        Russian law provides that shareholders, including holders of our ADSs, that vote against or abstain from voting on certain matters have the right to sell their shares to us at market value in accordance with Russian law. The decisions that trigger this right to sell shares include:

  •
  a reorganization;

  •
  the approval by shareholders of a "major transaction," which, in general terms, is a transaction involving property worth more than 50% of the book value of our assets calculated according to the Russian accounting standards, regardless of whether the transaction is actually consummated; and

  •
  the amendment of our charter in a manner that limits shareholder rights.

        Our obligation to purchase shares in these circumstances, which is limited to 10% of our net assets calculated, according to the Russian accounting standards, at the time the matter at issue is voted upon, could have an adverse effect on our cash flow and our ability to service our indebtedness.

  Limitations on foreign investment could impair the value of your investment in the notes and could hinder our access to additional capital.

        Russian legislation governing foreign investment activities does not prohibit or restrict foreign investment in the telecommunications industry. However, a lack of consensus exists over the manner and scope of government control over the telecommunications industry. While draft legislation protecting the rights of foreign investors specifically in the telecommunications industry has been considered at various times, the Law on Foreign Investment in the Russian Federation does not provide any specific protections in this regard. Because the telecommunications industry is widely viewed as strategically important to Russia, governmental control over the telecommunications industry may increase, and foreign investment in or control over the industry may be limited. Any such increase in governmental control or limitation on foreign investment could impair the value of your investment in the notes and could hinder our access to additional capital.

  Changes in the Russian tax system could materially adversely affect an investment in the notes.

        Generally, taxes payable by Russian companies are substantial and numerous. These taxes include, among others:

  •
  income taxes;

  •
  value-added taxes;

  •
  turnover taxes;

  •
  excise taxes; and

  •
  social contributions.

        Additionally, each region may establish a regional sales tax applicable to sales of goods and services to individuals at a rate of up to 5%. Moreover, financial statements of Russian companies are not consolidated for tax purposes. Therefore, each of our Russian entities pays its own Russian taxes and may not offset its profit or loss against the loss or profit, respectively, of another of our entities. In accordance with legislation that entered into force on January 1, 2002, domestic dividends will be subject to withholding tax at 6%, though in the case of dividends flowing through a multitiered corporate structure, taxation at each level of dividend payment may be reduced.

        The taxation system in Russia is subject to varying interpretations, frequent changes and inconsistent enforcement at the federal, regional and local levels. In some instances in the past, new taxes have been given retroactive effect. In addition to our substantial tax burden, these conditions complicate our tax planning and related business decisions. For example, tax laws are unclear with respect to the deductibility of certain expenses and at times we have taken a position that is aggressive in this regard, but that we consider to be in compliance with current law. We have also refused to pay a certain levy imposed by government decree rather than established as prescribed under Russian law, though a recent Russian Supreme Court decision upheld the validity and enforceability of this levy, and we are considering paying this levy for periods commencing January 1, 2003. For example, see "Regulation—Licensing of Telecommunications Services and Radio Frequency Allocation." This uncertainty exposes us to potentially significant fines and penalties and to enforcement measures despite our best efforts at compliance, and could result in a greater than expected tax burden and suspension or termination of our licenses. To date, the system of tax collection has been relatively ineffective.

        There is a risk of imposition of new taxes on us, which could adversely affect the value of the notes. During 2000 and 2001, the Russian government undertook a revision of the Russian tax system and passed certain laws implementing tax reform. The new laws reduce the number of taxes and the overall tax burden on businesses and simplify the tax laws. However, the new tax laws continue to rely heavily on the judgments of local tax officials and fail to address many existing problems. Many issues associated with the practical application of new legislation are unclear and this complicates our tax planning and related business decisions. This uncertainty may expose us to fines and penalties.

        Even if further reforms of the tax code are enacted, they may not result in significant reduction of the tax burden for Russian companies and the establishment of a more efficient tax system. Conversely, additional tax collection measures may be introduced. Accordingly, we may have to pay significantly higher taxes, which could have a material adverse effect on our business.

        In addition, on May 16, 2002, the Russian government approved a new draft Law on Communications which was subsequently introduced to the State Duma. This draft contains a provision establishing a fund to support the provision of telecommunications services throughout the Russian Federation. This would be funded by an industry levy applied to the revenues of telecommunication service providers. The draft also contemplates funding of the Department for Supervision of Communications and Informatization, a department of the Ministry of Communications, through an industry levy on revenues of telecommunication service operators. The draft provides that the amount of these additional levies will be determined by the executive branch of the government once the law is passed by the Russian legislature. If this law is adopted in its current form, these additional levies will adversely affect our results of operations.

  The legislative framework governing bankruptcy in the Russian Federation differs substantially from that of the United States, potentially adversely affecting the value of the notes in the event of our insolvency.

        Russian bankruptcy law often differs from comparable law in the United States, and is subject to varying interpretations. There is little precedent to predict how claims of noteholders against a Russian guarantor would be resolved in a bankruptcy of the guarantor. See "—Weaknesses relating to the

Russian legal system and Russian legislation create an uncertain environment for investment and business activity and, thus, could have a material adverse effect on an investment in the notes."

        In addition, under Russian law, our obligation as guarantor of the notes would be subordinated to the following obligations:

  •
  workplace injury obligations;

  •
  severance pay and employment-related obligations;

  •
  secured obligations; and

  •
  tax and other payment obligations to the government.

        In the event of our insolvency, this legislation may materially adversely affect our ability to make payments to the issuer and our guarantee of the notes.

  Social Risks

  Crime and corruption could disrupt our ability to conduct our business as we have in the past and could materially adversely affect our financial condition and results of operations.

        The political and economic changes in Russia in recent years have resulted in significant dislocations of authority. The local and international press have reported that significant organized criminal activity has arisen, particularly in large metropolitan centers. Property crime in large cities has increased substantially. In addition, the local press and international press have reported high levels of official corruption in the locations where we conduct our business. The depredations of organized or other crime, demands of corrupt officials or claims that we have been involved in official corruption may in the future bring negative publicity, could disrupt our ability to conduct our business effectively and could thus materially adversely affect the value of the notes.

  Social instability could increase support for renewed centralized authority, nationalism or violence and thus materially adversely affect our operations.

        The failure of the government and many private enterprises to pay full salaries on a regular basis and the failure of salaries and benefits generally to keep pace with the rapidly increasing cost of living have led in the past, and could lead in the future, to labor and social unrest. For example, in 1998, miners in several regions of Russia, demanding payment of overdue wages, resorted to strikes which included blocking major railroads. Such labor and social unrest may have political, social and economic consequences, such as increased support for a renewal of centralized authority; increased nationalism, with restrictions on foreign involvement in the economy of Russia; and increased violence. Any of these could restrict our operations and lead to the loss of revenue, materially adversely affecting us.

Risks Relating to the Notes and the Trading Market

  The lack of a public market for the notes could reduce the value of your investment.

        There is no existing market for the notes. Application has been made to list the notes on the Luxembourg Stock Exchange and to be eligible for trading in the PORTAL Market by qualified institutional buyers. However, there can be no assurance that a liquid market will develop for the notes, that holders of the notes will be able to sell their notes or that such holders will be able to sell their notes for a price that reflects their value.

  Our obligations under the guarantee to make payments on the notes are effectively subordinated to all of the liabilities of our subsidiaries.

        Although we currently conduct most of our business and hold most of our key licenses directly, we operate a portion of our business through subsidiaries. In the event of a bankruptcy, liquidation or reorganization of a subsidiary, holders of that subsidiary's indebtedness and trade and other creditors of that subsidiary will have a claim to the assets of the subsidiary that is prior to our interest in those assets (except to the extent that we are recognized as a creditor through intercompany claims or loans). Therefore, in most circumstances, our obligations under the guarantee will effectively rank junior to all liabilities of our subsidiaries, including trade payables and the liquidation value of preferred stock of our subsidiaries. In addition, our subsidiaries may be subject to contractual or other restrictions that would prevent them from paying dividends or otherwise distributing cash to us. There can be no assurance that the assets of any of our subsidiaries will be sufficient to repay their indebtedness and other liabilities or that any subsidiary's assets will be available to make distributions to us that would be available to guarantee payments with respect to the notes.

        Although the indenture restricts our and our subsidiaries' ability to incur debt, we or our subsidiaries may incur substantial additional indebtedness. As of September 30, 2002, our subsidiaries had total outstanding obligations that effectively rank senior to the notes of $212.0 million, including trade payables.

  Payments we make under the guarantee may be subject to Russian withholding tax.

        Payments we make under the guarantee to a holder who is not a resident of the Russian Federation might, due to the lack of clarity in the law, be characterized as Russian source income that would be subject to a 30% withholding tax (if a holder is an individual) or 20% withholding tax (if a holder is not an individual) at source. If such payments are subject to withholding tax, we are obliged to pay additional amounts in order that every net payment made by us under the guarantee after deduction or withholding for any taxes is not less than the full amount then due and payable.

        This tax may be reduced under many double tax treaties to which Russia is a party. However, it is not certain that an advance relief will be available and obtaining a refund can be extremely difficult, if not impossible.

        Furthermore, the issuer may at its option redeem the notes if, as a result of any change in applicable tax legislation or interpretation, we become obliged to pay, additional amounts in order that every net payment made by us under the guarantee after deduction or withholding for any taxes is not less than the full amount then due and payable. If the issuer redeems the notes under such circumstances, the redemption price will be equal to 100% of the principal amount of the notes plus any interest and additional amounts due. See "Description of the Notes—Redemption for Tax Reasons."

  Tax might be withheld on dispositions of our notes, reducing their value.

        If a non-resident holder sells notes to a Russian resident, there is a risk that the proceeds from such disposal may be subject to a withholding tax on any gain realized, subject to any available treaty relief. There is no assurance that advance treaty relief would be granted and obtaining a refund can be extremely difficult, if not impossible. Where proceeds from disposal of the notes are received from a source within Russia by an individual non-resident holder, the withholding tax would be charged at 30%. Proceeds from the sale of notes received by non-resident holders who are not individuals should not be subject to Russian taxation. However, it is not clear how the tax authorities will, in practice, apply the Russian Tax Code that became effective on January 1, 2002. For example, there is a risk that a portion of proceeds allocable to accrued interest may be subject to 20% withholding tax. The imposition or possibility of imposition of this withholding tax could adversely affect the value of the notes.

  Foreign judgments may not be enforceable against us.

        Judgments rendered by a court in any jurisdiction outside the Russian Federation will be recognized by courts in Russia only if an international treaty providing for the recognition and enforcement of judgments in civil cases exists between the Russian Federation and the country where the judgment is rendered. No such treaty exists between the United States and the Russian Federation for the reciprocal enforcement of foreign court judgments. The indenture provides that controversies, claims and causes of action brought by any party thereto against us may be settled by arbitration in accordance with the Rules of the London Court of International Arbitration. The Russian Federation is a party to the United Nations (New York) Convention on the Recognition and Enforcement of Foreign Arbitral Awards. However, it may be difficult to enforce arbitral awards in the Russian Federation due to a number of factors, including the inexperience of Russian courts in international commercial transactions, official and unofficial political resistance to enforcement of awards against Russian companies in favor of foreign investors, Russian courts' inability to enforce such orders, and corruption.

  Financial turmoil in emerging markets could cause the price of the notes to suffer.

        Financial turmoil in Russia and other emerging markets in 1997 and 1998 adversely affected market prices in the world securities markets for companies that operate in those developing economies. Financial turmoil in these countries could cause decreases in prices for securities of our company, even if the Russian economy remains relatively stable.

Other Risks

  We have not independently verified information regarding our competitors, nor have we independently verified official data from Russian government agencies.

        We have derived substantially all of the information contained in this document concerning our competitors from publicly available information, including press releases and filings under the U.S. securities laws, and we have relied on the accuracy of this information without independent verification.

        In addition, some of the information contained in this document has been derived from official data of Russian government agencies. The official data published by Russian federal, regional and local governments are substantially less complete or researched than those of Western countries. Official statistics may also be produced on different bases than those used in Western countries. Any discussion of matters relating to Russia in this document must, therefore, be subject to uncertainty due to concerns about the completeness or reliability of available official and public information.

        The veracity of some official data released by the Russian government may be questionable. In the summer of 1998, the Director of the Russian State Committee on Statistics and a number of his subordinates were arrested and charged with manipulating economic data to hide the actual output of various companies, thereby reducing the tax liability of those companies.

  Because no standard definition of a subscriber exists in the mobile telecommunications industry, comparisons between subscriber data of different companies may be difficult to draw.

        The methodology for calculation of subscriber numbers varies substantially in the mobile telecommunications industry, resulting in variances in reported subscriber numbers from that which would result from the use of a single methodology. Therefore, comparisons of subscriber numbers and churn between different mobile cellular communications companies may be difficult to draw.

ISSUER OF NOTES

General

        The issuer, Mobile TeleSystems Finance S.A., is a société anonyme organized for an unlimited duration under the laws of Luxembourg and was incorporated on December 10, 2001. The issuer has an issued share capital of $125,000 divided into 1,000 shares with a par value of $125 per share, 999 of which we own directly and one of which we beneficially own through De Luxe Holding S.A. All 1,000 shares are fully paid. The corporate purpose of the issuer, as set forth in its articles of incorporation, is:

  •
  the holding of participations directly or indirectly, in any form whatsoever, in Luxembourg and foreign companies;

  •
  the acquisition by purchase, subscription, or in any other manner as well as the transfer by sale, exchange or otherwise of stock, bonds, debentures, notes and other securities of any kind; and

  •
  the ownership, administration, development and management of its portfolio.

        The issuer may, for example:

  •
  hold interests in partnerships; borrow in any form and proceed to issue bonds and debentures;

  •
  lend funds including the proceeds of such borrowings and issues to its subsidiaries, affiliated companies or to any other company;

  •
  give guarantees in favor of its subsidiaries, affiliated companies or any other companies;

  •
  grant assistance to affiliated companies;

  •
  take any controlling and supervisory measures; and

  •
  carry out any operation that it may deem useful in the accomplishment and development of its purposes.

        The registered office of the issuer is 3 Avenue Pasteur, L-2311 Luxembourg. The issuer is registered with the Register of Commerce and Companies of Luxembourg City under number B 84 895.

        The articles of incorporation of the issuer have been published in the Mémorial, Journal Officiel du Grand-Duché de Luxembourg, Recueil des Sociétés et Associations No. 501 of 29 March, 2002. Any person interested in inspecting them may do so at the Register of Commerce and Companies of Luxembourg City. In connection with the listing of the notes on the Luxembourg Stock Exchange, the constitutional documents of the issuer and a legal notice relating to the issue of the notes will be deposited prior to the listing with the Chief Registrar of the District Court of Luxembourg, where such documents may be examined and copies obtained free of charge.

Capitalization

        The following table sets forth the capitalization of the issuer:

	December 31, 2001	September 30, 2002
	(Amounts in thousands)
Indebtedness:
$250,000,000 10.95% notes issued on December 21, 2001 and due 2004	$248,976	$256,169
$50,000,000 10.95% notes issued on March 20, 2002 and due 2004	—	52,415

Total indebtedness	$248,976	$308,584
Shareholders' equity:
Share Capital (authorized, issued and fully paid) 1,000 shares of par value $125	$125	$125
Retained earnings	41	325

Total shareholders' equity	$166	$450

Total capitalization	$249,142	$309,034

        The issuer has no other securities outstanding.

Business

        The issuer was formed as a finance subsidiary to assist us in our financing activities. Since the date of its formation, the issuer has not engaged in any business other than the issuance of an aggregate principal amount of $250,000,000 10.95% notes on December 21, 2001, due 2004, the issuance of an aggregate principal amount of $50,000,000 10.95% notes on March 20, 2002, due 2004, and this offering and the related transactions. Upon the closing of the offering of the notes, the only material asset of the issuer will be three intercompany loans made to us. The issuer has no subsidiaries.

Directors

        The directors of the issuer are Ilya Chuprinko, company director, residing in the Russian Federation; Vladimir Bogdanov, company director, residing in the Russian Federation; and Irina Ostryakova, company director, residing in the Russian Federation. Following the issuance of the notes, we may replace one of these directors with our president, Mikhail Smirnov.

USE OF PROCEEDS

        The net proceeds we will receive from the offering, after deducting discounts, fees and expenses incurred in connection with the offering will be approximately $396,600,000 million. The issuer will lend these proceeds to us pursuant to a loan agreement. We intend to use the net proceeds from the offering for general corporate purposes, including potential acquisitions of mobile cellular telecommunications providers in various regions of the Russian Federation and countries of the CIS. Any acquisitions that occur could be material.

        For example, we recently signed agreements to acquire a 57.7% stake in Ukrainian Mobile Communications, a leading mobile operator in Ukraine, for $194.2 million, as well as option agreements to acquire the remaining 42.3% stake. See "Business—History—Regional Expansion" for more details of this potential transaction. This proposed acquisition is subject to a number of conditions precedent, including the receipt of appropriate governmental and corporate approvals, and we can give no assurance that this transaction will be completed on favorable terms or at all. See "Risk Factors—Risks Relating to our Business—Rapid growth and expansion may cause us difficulty in obtaining adequate managerial and operational resources, restricting our ability to expand our operations."

        Prior to the use of these net proceeds, we intend to hold them in U.S. dollar-denominated, interest-bearing bank accounts in Russia. We may also consider investing the net proceeds in short-term, interest-bearing, U.S. dollar- or euro-denominated instruments.

CAPITALIZATION

        The following table sets forth our consolidated capitalization at September 30, 2002, on a historical basis and as adjusted to give effect to the application of the net proceeds of the offering. For further information regarding our financial condition, see "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements located elsewhere in this document.

	At September 30, 2002
	Historical	As Adjusted
	(Amounts in thousands)
Short-term debt:
Capital lease obligations	$16,073	$16,073
Ericsson loan(1)	6,300	6,300
Lines of credit	21,673	21,673
Motorola Inc. promissory note payable	2,037	2,037
Other debt and promissory notes	2,791	2,791

Total short-term debt	$48,874	$48,874

Long-term debt:
Capital lease obligations	$9,487	$9,487
Ericsson loan(1)	25,200	25,200
Other debt and promissory notes	46,076	46,076
$250,000,000 10.95% notes due 2004 issued on December 21, 2001	256,169	256,169
$50,000,000 10.95% notes due 2004 issued on March 20, 2002	52,415	52,415
$400,000,000 9.75% notes due 2008 issued on January 30, 2003	—	400,000

Total long-term debt	$389,347	789,347

Total debt	$438,221	838,221

Shareholders' equity:
Common stock, 0.1 ruble par value, 2,096,975,792 shares authorized and 1,993,326,138 issued	$50,558	$50,558
Treasury shares(2)	(10,206)	(10,206)
Additional paid in capital	557,205	557,205
Shareholder receivable	(35,587)	(35,587)
Retained earnings	653,035	653,035

Total shareholders' equity	$1,215,005	$1,215,005

Total capitalization(3)	$1,653,226	2,053,226

(1)
Rosico is the obligor under the Ericsson loan. In connection with our acquisition of Rosico, Sistema agreed to indemnify Rosico and us for certain liabilities in connection therewith. See "Risk Factors—Risks Relating to Our Financial Condition—Sistema may not fulfill its obligation to make payments to us in connection with our loan from Ericsson, which would have an adverse effect on the anticipated increase in our shareholder's equity and our cash position," "Certain Transactions with Related Parties—Rosico Purchase" and "Operating and Financial Review and Prospects—Liquidity and Capital Resources."

(2)
In connection with our initial public offering, 13,554,618 of our shares were acquired by Rosico with respect to our management stock bonus and stock option plans. In anticipation of Rosico's merger, we formed a wholly-owned subsidiary that will hold the shares that are part of the management stock bonus and stock option plans. See "Management—Management Stock Bonus and Stock Option Plans."

(3)
There have been no material changes in our capitalization since September 30, 2002. All of our charter capital has been fully paid in. We entered into bridge credit facilities with Credit Suisse First Boston International and Raiffeisen Bank Moscow in December 2002 to borrow up to $125 million and $50 million, respectively, in connection with the pending acquisition of UMC, however, we currently do not intend to utilize these facilities. See "Description of Existing Indebtedness."

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA

        The selected consolidated financial data below shows our historical financial information for the five-year period ended December 31, 2001, and for the nine-month periods ended September 30, 2001 and 2002. The selected consolidated financial data for the five-year period ended December 31, 2001 is derived from our audited annual financial statements prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The interim selected consolidated financial data is unaudited but reflects normal and recurring adjustments that are necessary for a fair statement of the results for the interim periods presented. Results for interim periods are not necessarily indicative of results for the full year.

        As a result of our management's review of our financial statements on December 17, 2002 we restated our consolidated financial statements for the year and for the three-month period ended December 31, 2001 and the first and second quarters of 2002. The restatement related primarily to the allocation of purchase prices for our 2001 acquisitions of Telecom XXI, ReCom and Telecom-900. Specifically, we restated approximately $21 million of purchase consideration previously allocated to licenses to property, plant and equipment and other intangible assets. This reallocation resulted in restatements of property, plant and equipment, licenses, depreciation and amortization expense, as well as certain related items of our balance sheet and statement of operations as of and for the year ended December 31, 2001.

        Additionally, we reclassified an impairment charge related to our investment in a joint venture with the government of Belarus from other expenses to impairment of investment, which is deducted in determining our net operating income, in order to conform to the U.S. GAAP presentation requirements. As a result, the 2001 consolidated financial statements have been restated from the amounts previously reported.

        The combined effect of the above changes was a reduction in our reported net operating income by $10.2 million and a reduction in our reported net income by $1.5 million for the year ended December 31, 2001. The changes did not affect our cash flow for this period.

        Key industry data and certain MTS operating data are also provided below.

        The selected financial data should be read in conjunction with our financial statements included elsewhere in this document and "Operating and Financial Review and Prospects."

	Years Ended December 31,					Nine Months Ended September 30,
	1997	1998	1999	2000	2001	2001	2002
	(Amounts in thousands, except earnings per share, industry and operating data and ratios)
Statement of operations data:
Net revenues:
Service revenues(1)	$188,223	$313,282	$314,568	$484,469	$830,308	$592,024	$891,186
Connection fees	4,750	8,697	12,755	14,885	21,066	15,026	18,720
Equipment sales	15,435	16,344	31,004	36,358	41,873	27,706	42,544

Total net revenues	208,408	338,323	358,327	535,712	893,247	634,756	952,450

Cost of services and products:
Interconnection and line rental	25,864	43,617	38,958	41,915	75,278	57,370	91,678
Roaming expenses	7,542	13,223	21,725	41,178	68,387	50,566	52,546
Cost of equipment	15,537	14,658	29,932	39,217	39,828	26,314	60,446

Cost of services and products	48,943	71,498	90,615	122,310	183,493	134,250	204,670
Operating expenses(2)	41,273	67,470	74,612	110,242	134,598	87,988	146,968
Sales and marketing expenses	9,554	15,657	23,722	76,429	107,729	80,580	109,424
Depreciation and amortization	14,757	19,629	53,766	87,684	133,318	93,547	150,750
Impairment of investment	—	—	—	—	10,000	—	—

Net operating income	93,881	164,069	115,612	139,047	324,109	238,391	340,638
Currency exchange and translation loss(3)	1,389	25,125	3,238	1,066	2,264	1,181	2,447
Other expenses (income):
Interest income	(1,086)	(2,181)	(801)	(7,626)	(11,829)	(10,466)	(6,789)
Interest expenses, net of amounts capitalized(4)	756	8,302	11,805	11,335	6,944	5,959	31,322
Impairment of investments and other	3,773	4,838	(829)	(502)	108	3,238	2,734
Total other expenses (income), net	3,443	10,959	10,175	3,207	(4,777)	(1,269)	27,267
Income before provision for income taxes and minority interest	89,049	127,985	102,199	134,774	326,622	238,479	310,924
Provision for income taxes	29,409	62,984	18,829	51,154	97,461	74,619	94,100
Minority interest in net (loss) income	—	(1,027)	(2,291)	(6,428)	7,536	1,329	24,880

Net income before cumulative effect of a change in accounting principle, and extraordinary gain	59,640	66,028	85,661	90,048	221,625	162,531	191,944
Cumulative effect of a change in accounting principle, net of income taxes of $9,644	—	—	—	—	(17,909)	(17,909)	—
Extraordinary gain on repayment of debt, net of income taxes of $667	—	—	—	—	2,113	—	—

Net income	$59,640	$66,028	$85,661	$90,048	$205,829	$144,622	$191,944

Dividends declared	$4,459	$10,119	$11,879	$13,631	$2,959	—	—

Pro forma net income giving effect to the change in accounting principle, had it been applied retroactively	$54,006	$59,439	$78,258	$93,108	$223,738	$162,531	$191,944
Consolidated cash flow data:
Cash provided by operating activities	90,523	103,486	116,801	190,914	338,201	259,995	259,808
Cash used in investing activities	(71,351)	(122,051)	(115,184)	(423,349)	(441,523)	(321,588)	(448,533)
(of which capital expenditures)	(71,351)	(103,132)	(118,338)	(224,898)	(441,200)	(295,569)	(380,797)
Cash provided by (used in) financing activities	28,253	(9,624)	(11,557)	298,543	247,592	3,350	77,248
Consolidated balance sheet data:
Cash, cash equivalents and short-term investments	$52,664	$20,884	$10,000	$245,828	$304,933	$137,194	$107,625
Property, plant and equipment, net	101,300	167,975	250,270	439,307	856,056	716,590	1,241,530
Total assets	252,519	614,165	682,047	1,101,332	1,727,492	1,374,679	2,177,311
Total debt (long-term and short-term)(5)	48,061	110,155	112,123	52,773	325,840	68,337	438,221
Total shareholders' equity:	113,280	269,942	343,724	801,084	1,018,279	955,402	1,215,005
including capital stock	46,800	49,276	49,276	40,352	40,352	40,352	40,352
Other data:
EBITDA(6)	$108,638	$183,698	$169,378	$226,731	$457,427	$331,938	$491,388
EBITDA margin(7)	52.1%	54.3%	47.3%	42.3%	51.2%	52.3%	51.6%
Adjusted EBITDA(6)(8)	99,971	173,561	157,989	231,103	457,427	331,938	491,388
Adjusted EBITDA margin(6)(8)(9)	48.0%	51.3%	44.1%	43.1%	51.2%	52.3%	51.6%

Key financial ratios (end of period):
Total debt/EBITDA	0.4x	0.6x	0.7x	0.2x	0.7x	n/m	(18)	n/m
EBITDA/interest expense	143.7x	22.1x	14.3x	20.0x	65.9x	55.7x	15.7x
Total debt/total capitalization(10)	28.4%	28.0%	24.6%	6.2%	24.2%	6.7%	26.5%
Total debt/adjusted EBITDA(19)	0.5x	0.6x	0.7x	0.2x	0.7x	n/m	n/m
Adjusted EBITDA/interest expense	132.2x	20.9x	13.4x	20.4x	65.9x	55.7x	15.7x
Key industry data (end of period):
Estimated population in Russia (millions)(11)	147.1	146.7	145.9	144.8	143.9	143.9	143.3
Russian cellular subscribers (thousands)(12)	481	718	1,360	3,400	8,040	6,240	14,460
Industry penetration(12)	0.3%	0.5%	0.9%	2.3%	5.5%	4.3%	10.0%
Cellular subscribers—Moscow Region (thousands)(12)	224	328	753	1,995	4,100	3,401	6,295
Moscow Region penetration(12)	1.5%	2.2%	5.0%	13.3%	27.3%	22.7%	42.0%
MTS operating data:(13)
MTS—total subscribers (end of period, thousands)(14)	60	114	306	1,194	2,650	2,346	5,428
MTS share of total Russian subscribers (end of period)	12.5%	15.9%	22.5%	35.1%	33.0%	37.6%	37.5%
MTS—subscribers in Moscow and Moscow Region (end of period, thousands)	59	112	298	1,106	2,035	1,926	2,688
MTS share of subscribers in Moscow and Moscow Region (end of period)	26.0%	34.0%	40.0%	55.0%	50.0%	57.0%	43.0%
Average monthly usage per subscriber (minutes)(15)	313	384	224	151	157	154	171
Average monthly revenue per subscriber (in U.S. dollars)(16)	409	302	124	54	36	37	25
Churn(17)	22.5%	31.2%	20.7%	21.6%	26.8%	15.6%	24.0%

(1)
Service revenues represent subscription fees, usage charges and value-added service fees, as well as roaming fees charged to other operators for their subscribers, or guest roamers, utilizing our network. Guest roaming fees were $38.9 million, $56.5 million, $44.0 million, $43.2 million and $52.6 million for the years ended December 31, 1997, 1998, 1999, 2000 and 2001, respectively, and $41.4 million and $64.3 million for the nine-month periods ended September 30, 2001 and 2002.

(2)
Operating expenses include taxes (other than Russian income taxes), primarily revenue and property-based taxes, of $3.6 million, $16.5 million, $15.6 million, $26.9 million and $25.3 million for the years ended December 31, 1997, 1998, 1999, 2000 and 2001, respectively, and $16.9 million and $23.0 million for the nine-month periods ended September 30, 2001 and 2002.

(3)
On a day-to-day basis, we are exposed to exchange losses on cash balances and other monetary assets and liabilities denominated in rubles. See Note 2 to our consolidated financial statements included elsewhere in this document.

(4)
Capitalized interest expenses were $3.5 million, $1.2 million, $1.3 million, $0.9 million and $nil for the years ended December 31, 1997, 1998, 1999, 2000 and 2001, respectively and $nil and $nil for the nine months ended September 30, 2001 and 2002 respectively.

(5)
Includes bank loans, equipment financing and capital lease obligations.

(6)
We define EBITDA as operating income plus depreciation and amortization. EBITDA should not be considered in isolation as an alternative to net income, operating income or any other measure of performance under U.S. GAAP. We believe that EBITDA is a relevant measurement utilized by the cellular industry to assess performance which attempts to eliminate variances caused by the effects of differences in taxation, the amount and types of capital employed and depreciation and amortization policies. EBITDA may be calculated differently and, therefore, may not be comparable to similarly titled measures reported by other companies.

(7)
"EBITDA margin" represents EBITDA as a percentage of net revenues.

(8)
"Adjusted EBITDA" represents EBITDA plus change in accounting for subscriber acquisition costs which is discussed in our consolidated financial statements included elsewhere in this document.

(9)
"Adjusted EBITDA margin" represents adjusted EBITDA as a percentage of net revenues.

(10)
Calculated as book value of debt divided by the sum of the book values of total shareholders' equity and debt at the end of the relevant period.

(11)
Source: Goskomstat. Estimated population for the nine months ended September 30, 2001 is not available; estimated population for this period is assumed to be equal to the estimated population at December 31, 2000.

(12)
Source: Sotovik, AC&M-Consulting.

(13)
Source: Sotovik, AC&M-Consulting and our data.

(14)
We define a "subscriber" as an individual or organization whose account does not have a negative balance for more than sixty-one days.

(15)
Average monthly minutes of usage per subscriber is calculated by dividing the total number of minutes of usage during a given period by the average number of our subscribers during such period and dividing by the number of months in such period.

(16)
We calculate our average monthly service revenue per subscriber by dividing our service revenues for a given period, including guest roaming fees, by the average number of our subscribers during that period and dividing by the number of months in that period.

(17)
We define "churn" as the total number of subscribers who cease to be a "subscriber" as defined in note (14) during the period (whether involuntarily due to non-payment or voluntarily, at such subscriber's request), expressed as a percentage of the average number of our subscribers during that period.

(18)
n/m—not meaningful.

(19)
Debt is measured at the end of the relevant period.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Operating Results

        The following is a discussion of our financial condition and results of operations for the years ended December 31, 1999, 2000 and 2001, and for the nine months ended September 30, 2001 and September 30, 2002 and of the material factors that we believe are likely to affect our consolidated prospective financial condition. You should read this section together with our audited consolidated financial statements for the years ended December 31, 1999, 2000 and 2001, and for the nine months ended September 30, 2001 and 2002 and the notes to those financial statements, which appear elsewhere in this document. Our consolidated financial statements have been prepared in accordance with U.S. GAAP.

Basis of Presentation of Financial Results

        We maintain our records and prepare our statutory financial statements in accordance with Russian accounting principles and tax legislation. The financial statements presented in this document have been prepared from Russian accounting records for presentation in accordance with U.S. GAAP. These financial statements and results differ from the financial statements issued for statutory purposes in Russia in that they reflect adjustments not recorded in our Russian books, which are required to present the financial position, results of operations and cash flows in accordance with U.S. GAAP.

        We report to the Russian tax authorities in rubles, and our accounting records are maintained in that currency. The financial statements in this document have been prepared in accordance with U.S. GAAP and are stated in U.S. dollars. Accordingly, transactions and balances not already measured in U.S. dollars, mainly rubles and euro, have been translated into U.S. dollars in accordance with the relevant provision of SFAS No. 52, "Foreign Currency Translation" as applied to entities in highly inflationary economies. Under SFAS No. 52, revenues, costs, capital and non-monetary assets and liabilities are translated at historical exchange rates prevailing on the transaction date. Monetary assets and liabilities are translated at exchange rates prevailing on the balance sheet dates. Exchange gains and losses arising from remeasurement of monetary assets and liabilities that are not denominated in U.S. dollars are credited or charged to operations.

        For the purposes of the following discussion, all references to "us" include MTS OJSC and our consolidated subsidiaries.

Restatement

        On December 17, 2002 we restated our consolidated financial statements for the year and three-month period ended December 31, 2001 and the first and second quarters of 2002.

        The restatement related primarily to the allocation of purchase prices for our 2001 acquisitions of Telecom XXI, ReCom and Telecom-900. Specifically, we restated approximately $21 million previously allocated to licenses to property, plant and equipment and other intangible assets. This reallocation resulted in restatements of property, plant and equipment, licenses, depreciation and amortization expense, as well as certain related items of our balance sheet and statement of operations as of and for the year ended December 31, 2001.

        Additionally, we reclassified an impairment charge related to our investment in a joint venture with the government of Belarus from other expenses to impairment of investment, which is deducted in determining our net operating income, in order to conform to the U.S. GAAP presentation requirements. As a result, the 2001 consolidated financial statements have been restated from the amounts previously reported.

        The combined effect of the above changes was a reduction in our reported net operating income by $10.2 million and a reduction in our reported net income by $1.5 million for the year ended December 31, 2001. The changes did not affect our cash flow for this period.

Overview

        We are a leading provider of cellular telecommunications services in Russia. In the operation of our networks, we employ technology based exclusively on GSM. We have licenses to operate in a total of 52 regions of the Russian Federation and, as of September 30, 2002, we had commenced commercial operations in 45 of these regions.

        To date, we have increased our revenues by increasing our number of subscribers primarily through organic growth as well as through acquisitions.

	At December 31,			At September 30,
	1999	2000	2001	2001	2002
Subscribers (thousands)	306	1,194	2,650	2,346	5,428

        We consider subscribers who are disconnected from our network, whether involuntarily due to non-payment or voluntarily, at such subscribers' request, for more than sixty-one days in any given period as churned subscribers (or one hundred and eighty three days in the case of our "Jeans" brand tariff launched in November 2002). We view the subscriber churn (the ratio of disconnected subscribers and the average number of subscribers in any given period) as a measure of market competition and customer dynamics. The following table shows our subscriber churn for the period indicated,

	Year Ended December 31,			Nine Months Ended September 30,
	1999	2000	2001	2001	2002
Subscriber Churn	20.7%	21.6%	26.8%	15.6%	24.0%

        The trend of increasing churn is due to the continued growth of competition in the Moscow license area, an increase in seasonal subscribers who use our network only during the summer months of May through October, and a general increase in migrating subscribers.

        While our subscribers and revenues have been constantly growing, our average monthly service revenues per subscriber have been decreasing. We calculate average monthly service revenue per subscriber by dividing our service revenues for a given period, including guest roaming fees, by the average number of our subscribers during that period and dividing by the number of months in that period. The following table shows average monthly service revenue per subscriber and average monthly minutes of use per subscriber for the periods indicated.

	Year Ended December 31,			Nine Months Ended September 30,
	1999	2000	2001	2001	2002
Average monthly service revenue per subscriber	$124	$54	$36	$37	$25
Average monthly minutes of use per subscriber	224	151	157	154	171

        Average monthly service revenue per subscriber fell from $124 in 1999 to $25 in the first nine months of 2002. Average monthly revenue per subscriber decreased from $37 for the nine months ended September 30, 2001 to $25 for the nine months ended September 30, 2002 despite strong growth in the average monthly minutes of use per subscriber from 154 to 171—the average monthly minutes of use per subscriber was particularly high in certain areas where per minute charges are lower than average. We expect to see a continued decline in average monthly revenues per subscriber due to tariff decreases and the increasing ratio of mass-market subscribers in our subscriber mix. See "Risk Factors—Risks Relating to Our Business—Increased competition and a more diverse subscriber base have resulted in declining average monthly service revenues per subscriber which may adversely affect our results of operation," "—Trend Information—Regional Expansion" below and "Business—History—Regional Expansion."

Revenues

        Our principal sources of revenue are:

  •
  service revenues, including:
  •
  usage fees;
  •
  monthly subscription fees;
  •
  roaming fees;
  •
  value-added service fees;
  •
  connection fees; and
  •
  revenues from sales of handsets and accessories.

        We set our fees and prices with reference to the competitive environment and we expect price competition to increase in the future. Our fees are not currently regulated by any organization or governmental authority.

Service Revenues

        Usage fees include amounts charged directly to our subscribers, both for their usage of our network, as well as their usage of other operators' GSM networks when roaming outside of our service area. We generally bill our subscribers for all incoming and outgoing calls except for incoming local calls originated by one of our subscribers and received by another of our subscribers. However, in December 2002 we introduced a promotion whereby our "Jeans" tariff subscribers in the Moscow license area will receive all incoming calls free of charge through June 2003. The charges for outgoing calls to other cellular operators and to the public service telephone network are higher than charges for outgoing calls within our network. The usage fees charged for a call originating or terminating on our network depend on a number of factors, including the subscriber's tariff plan, call duration, the time of day when the call was placed, call destination and whether the call was incoming or outgoing. Usage fees as a percentage of total net revenues represented 54.8% in 1999, 65.3% in 2000, 69.3% in 2001, and 70.6% and 68.6% for the nine months ended September 30, 2001 and 2002, respectively. We generally expect usage fees to continue to grow as a percentage of total net revenues as the fixed element of the customer's monthly fee decreases. However, this was not the case for the nine months ended September 30, 2002 as a result of a reduction in per minute charges beginning in the fourth quarter of 2001.

        Monthly subscription fees consist of fixed monthly charges for network access. Monthly subscription fees represented 20.7% of our total net revenues in 1999, 17.1% in 2000, 16.9% in 2001, and 16.2% and 18.2% for the nine months ended September 30, 2001 and 2002, respectively. We generally expect monthly subscription fees to decrease gradually as a percentage of total net revenues as competitive pressure forces us to decrease the fixed element of the customer's monthly fee. However, this was not the case for the nine months ended September 30, 2002, as the decrease in per minute charges as a percentage of total net revenues was higher than the decrease in monthly subscription fees as a percentage of total net revenues.

        Roaming fees include amounts charged to other GSM operators for their subscribers, i.e., guest roamers, utilizing our network while traveling in our service area. We bill other GSM operators for calls of guest roamers carried on our network. Roaming fees represented 12.3% of our total net revenues in 1999, 8.1% in 2000, 6.7% in 2001, and 6.5% and 6.8% for the nine months ended September 30, 2001 and 2002, respectively. Roaming fees have been declining as a percentage of total net revenues as the increase in our subscribers has outpaced the increase in guest roamers. However, roaming fees increased as a percentage of revenues for the nine months ended September 30, 2002 as a result of an increase in our network coverage.

        We offer our subscribers an array of value-added services, including call forwarding, call waiting, call barring, call identification, voice mail, itemized billing and Short Messaging Service (SMS). During 2001, the monthly average SMS usage was seven SMS per subscriber. These services have historically comprised a small proportion of total net revenues, and are primarily reflected as usage fees, but we generally expect value-added services as a proportion of total net revenues to increase slightly with subscriber growth. We expect that revenue from additional services will vary based upon penetration rates, customer usage, pricing and advertising and promotional programs.

Connection Fees

        Connection fees consist of charges paid to us by subscribers for initial connection to our network. We defer connection fees and recognize them as revenues over the estimated average subscriber life. See Note 3 to our consolidated financial statements. Connection fees represented 3.6% of our total net revenues in 1999, 2.8% in 2000, 2.4% in 2001, and 2.4% and 2.0% for the nine months ended September 30, 2001 and 2002, respectively. We expect connection fee revenues to remain at a low level as a percentage of total net revenues.

Handsets and Accessories

        A portion of our subscribers purchase their handsets and accessories directly from us and indirectly from dealers who purchase such handsets and accessories from us. Since 1998, we have offered subscribers handsets that operate in both the 900 and 1800 MHz bands, referred to as dual-band handsets. Our average selling price of handsets declined significantly between 1999 and the first nine months of 2002.

	Year Ended December 31,			Nine Months Ended September 30,
	1999	2000	2001	2001	2002
Revenues from sale of handsets and accessories as a percentage of our revenues	8.6%	6.8%	4.7%	4.3%	4.4%
Gross margin on sale of handsets and accessories as a percentage of our revenues from sales of handsets and accessories(1)	3.5%	(7.9%)	4.9%	5.0%	(42.1%)

(1)
Calculated net of handset subsidies.

        We introduced handset subsidies in the second quarter of 2001 in connection with a subscriber acquisition initiative. We report handset subsidies as sales and marketing expenses. Handset subsidies as a percentage of total net revenue from sales of equipment were 28.8% in 2001, and 43.3% and 5.5% for the nine months ended September 30, 2001 and 2002, respectively. As of September 30, 2002, we provided subsidies of up to $20 on purchases made in our integrated sales offices of relatively inexpensive telephones. We do not subsidize purchases of telephones that are not made at one of our integrated sales offices. VimpelCom currently subsidizes handsets, and mobile cellular service providers in more mature markets have implemented handset subsidy programs. So far as we are aware, the operators comprising MegaFon do not subsidize handsets.

        Included in the cost of sales of handsets are the production costs of SIM cards; these costs amounted to $7.0 million in 2000, $13.4 million in 2001, and $7.8 million and $22.4 million for the nine months ended September 30, 2001 and 2002, respectively.

        We expect that as subscribers are added to our network and the price of handsets continues to decrease, our sales of handsets and accessories as a percentage of total net revenues will decline, as discussed under "—Cost of Services and Products—Costs of Handsets and Accessories Sold to Dealers and Subscribers" below.

Expenses

        Our principal expenses are:

  •
  cost of services and products, including interconnection and line rental, cost of equipment, and roaming expenses;
  •
  operating expenses, including salaries, rent and other general and administrative expenses;
  •
  sales and marketing expenses;
  •
  provisions for doubtful accounts;
  •
  depreciation of property, network equipment and amortization of telephone numbering capacity, license costs, goodwill and other intangible assets; and
  •
  provisions for income taxes.

Cost of Services and Products

        Interconnection and line rental.    Interconnection and line rental charges include charges payable to other operators for access to, and use of their networks, which is necessary in the course of providing service to our subscribers as described under "Business—Network Technology—Interconnect Arrangements and Telephone Numbering Capacity."

        We expect unit interconnect costs to decline, although the aggregate amount payable by us will increase as our subscriber base and traffic volumes increase. We expect the cost of leasing telecommunication lines to vary based on the number of base stations, base station controllers, the number and capacity of leased lines utilized and competition among providers of leased lines as well as availability and usability of substitutes such as microwave links owned by us. We expect that expenses relating to leased lines will decrease as a percentage of total net revenues as we continue to expand the use of our own fiber-optic network in our license areas.

        Roaming Expenses.    Roaming expenses consist of amounts charged by other GSM operators under agreements for roaming services provided to our subscribers while outside our service area.

        Costs of Handsets and Accessories Sold to Dealers and Subscribers.    We have entered into supply agreements with various producers and suppliers of handsets and accessories to satisfy our requirements at what we believe to be competitive prices. We expect the demand for our handsets and accessories to continue to decrease, due to the availability of "gray" handsets on the Moscow market, as well as the fact that many new subscribers already own a handset, either purchased on the gray market or because they are churn clients from other operators. We expect the cost per handset to decline due to our ability to work directly with suppliers to secure volume discounts, technology advances and competitive pressures in the market for handsets.

Operating Expenses

        Our operating expenses consist primarily of:

  •
  salaries of employees;
  •
  social contributions payable to the Russian government;
  •
  taxes other than income, e.g., taxes based on sales and property taxes;
  •
  general and administrative expenses; and
  •
  rent.

        General and administrative expenses include costs relating to the technical support group for network development, the finance and accounting group and the billing department. Rent expenses include lease payments for base station sites and office space. Total operating expenses are expected to increase over time to reflect the increasing costs and staff required to service our growing subscriber base, but we expect they will decline on a per subscriber basis.

Sales and Marketing

        Our sales and marketing expenses consist of:

  •
  dealer commissions on new connections;
  •
  expenses for advertising and promotion; and
  •
  handset subsidies.

        Sales and marketing expenses also reflect advertising, promotions and other costs associated with the expansion of services into our regional license areas and are expected to increase as subscriber numbers and market competition increase there. We expect these costs to increase as we implement our strategy to further develop our brand and introduce value-added services.

        We measure subscriber acquisition costs to monitor the cost-effectiveness of our sales and marketing efforts. We define subscriber acquisition costs as total sales and market expenses for the period per additional subscriber. The following table shows subscriber acquisition costs for the periods indicated:

	Year Ended December 31,			Nine Months Ended September 30,
	1999	2000	2001	2001	2002
Subscriber Acquisition Costs	$148	$69	$56	$56	$35

        Effective 2001, we changed our accounting policy and began expensing dealer commissions on new connections as incurred instead of amortizing them over the estimated average subscriber life.

Provision for Doubtful Accounts

        We expect our required provision for doubtful accounts as a percentage of net revenues to remain stable as a result of our continued use of our advance payment system, whereby subscribers' fees are debited from amounts paid by subscribers into their accounts in advance of line usage.

Depreciation of Property, Plant and Equipment and Amortization Expenses

        We expect depreciation expense, which is principally associated with the acquisition of network equipment, to increase significantly in line with our planned network development program and the buildout associated with our regional license areas. Correspondingly, we also expect amortization of telephone numbering capacity and license costs to increase in line with our planned development programs and the expansion of our subscriber base, including subscribers in our regional license areas. From January 1, 2002, we no longer amortize goodwill (see "—Recent Implementation of New Accounting Standards" below in this section).

Research and Development

        Our research and development activities were not significant for the last three years and primarily included activities focused on new telecommunication technologies and evaluation of new or improved services and systems. Expenditures on research and development were recognized as expenses when they were incurred. We did not spend any material amounts during the last three financial years on company-sponsored external research and development activities.

Provision for Income Taxes

        Taxation on income of Russian companies was regulated by a number of laws, government decrees and implementation instructions. From January 1, 2002, the new Chapter 25 "Income Tax of

Organizations" of the Tax Code became effective, which to some extent consolidates and simplifies income tax regulations.

        The income tax base for Russian companies is defined as income received from sales of goods, works and services and property rights and income from non-sale operations, reduced by the amount of certain business expenses incurred in such operations. During each of the past three years, these expenses were computed according to several special deductibility regulations. These regulations combined very detailed guidance as to what can be deducted for income tax purposes with specified limitations and restrictions on deductibility. For example, there were ceilings on deductibility of advertising or entertainment expenses. Deductions were limited or denied for a number of items commonly seen as fully deductible expenses under Western tax systems, such as:

  •
  interest on loans;
  •
  advertising and business travel expenses above a stated limit;
  •
  non-mandatory insurance expenses; and
  •
  training expenses.

        The new income tax legislation significantly liberalized the deductibility rules for business expenses. Therefore, starting January 1, 2002, for example, the following business expenses are deductible:

  •
  interest on loans (with certain exceptions);
  •
  management expenses;
  •
  secondment expenses; and
  •
  training expenses (with certain exceptions).

        Interest paid on loans such as the loans from our subsidiary, Mobile TeleSystems Finance S.A., made to us in connection with the offerings of our notes will be deductible to the extent the interest rate does not exceed 15%. The deductibility rules for advertising and business travel expenses were revised and relaxed significantly.

        The tax legislation that was in force prior to 2002 established certain benefits and concessions for companies engaged in the production and service industry. Notably, taxable income could be reduced by amounts reinvested for specific purposes. However, the total reduction from this form of incentive together with certain other reductions could not exceed 50% of the taxable income for the period. The most significant reinvestment purposes were technical re-equipment, reconstruction, expansion and development of production facilities, and the installation of new facilities. We have used these concessions extensively in prior years.

        The new income tax legislation does not provide for special tax concessions related to investments in infrastructure. Beginning January 1, 2002, we are not able to use these concessions.

        Under the new income tax legislation, the income tax rate is 24% compared to the 2001 rate of 35%.

        Generally, tax declarations remain open and subject to inspection for a period of three years following the tax year. While most of our tax declarations have been inspected without significant penalties, these inspections do not eliminate the possibility of re-inspections. Accordingly, as of September 30, 2002, substantially all of our tax declarations for the last three full years are open for further review.

Recent Acquisitions

        As discussed in "Business—History—Acquisitions" and "Business—History—Regional Expansion," we completed a number of acquisitions in 1999, 2000 and 2001 and during the first nine months of

2002 to increase our potential subscriber base, enhance our roaming capability and strengthen our competitive position.

Results of Operations

        The following table sets forth, for the periods indicated, the percentages that certain operations contribute to revenues.

	Year Ended December 31,			Nine Months Ended September 30,
	1999	2000	2001	2001	2002
Statement of Operations Data:
Net revenues:
Service revenues(1)	87.8%	90.4%	93.0%	93.3%	93.6%
Connection fees	3.6	2.8	2.3	2.4	2.0
Equipment sales	8.6	6.8	4.7	4.3	4.4

Total net revenues	100.0%	100.0%	100.0%	100.0%	100.0%

Cost of services and products:
Interconnection and line rental	10.9%	7.8%	8.4%	9.0%	9.6%
Roaming expenses	6.1	7.7	7.7	8.0	5.5
Cost of equipment	8.3	7.3	4.4	4.1	6.4

Cost of services and products	25.3	22.8	20.5	21.1	21.5
Operating expenses(2)	20.8	20.5	15.1	13.9	15.4
Sales and marketing expenses	6.6	14.3	12.1	12.7	11.5
Depreciation and amortization	15.0	16.4	14.9	14.7	15.8
Impairment of investments	—	—	1.1	—	—

Net operating income	32.3	26.0	36.3	37.6	35.8
Currency exchange and translation losses (gain)(3)	0.9	0.2	0.2	0.2	0.3
Other expenses (income):
Interest income	(0.2)	(1.4)	(1.3)	(1.6)	(0.7)
Interest expenses, net of amounts capitalized	3.3	2.1	0.8	0.9	3.3
Other	(0.2)	(0.1)	0.0	0.5	0.3

Total other expenses (income), net	2.9	0.6	(0.5)	(0.2)	2.9
Income before provision for income taxes and minority interest	28.5	25.2	36.6	37.6	32.6
Provision for income taxes	5.2	9.5	10.9	11.8	9.9
Minority interest in net (loss) income	(0.6)	(1.2)	0.8	0.2	2.6
Net income before cumulative effect of a change in accounting principle and extraordinary gain	23.9	16.9	24.8	25.6	20.2
Cumulative effect of a change in accounting principle, net of income taxes	—	—	(2.0)	(2.8)	—
Extraordinary gain on debt repayment, net of income taxes	—	—	0.2	—	—
Net income	23.9%	16.9%	23.0%	22.8%	20.2%

(1)
Service revenues represent subscription fees, usage charges and value-added service fees, as well as roaming fees charged to other operators for guest roamers utilizing our network. Guest roaming fees represented 12.3% of our revenues in 1999, 8.1% in 2000, and 6.7% in 2001, and 6.5% and 6.8% for the nine months ended September 30, 2001 and 2002, respectively.

(2)
Operating expenses, including taxes (other than Russian income taxes) and primarily revenue and property-based taxes, represented 4.4% of our revenues in 1999, 5.0% in 2000, and 2.8% in 2001, and 2.7% and 2.4% for the nine months ended September 30, 2001 and 2002, respectively.
(3)
On a day-to-day basis, we are exposed to exchange losses on cash balances denominated in rubles and other monetary assets and liabilities. See Note 2 to our consolidated financial statements as of December 31, 2001.

  Nine Months Ended September 30, 2002, Compared to Nine Months Ended September 30, 2001

        Revenues for the nine months ended September 30, 2002 increased to $952.5 million, from $634.8 million for the nine months ended September 30, 2001, primarily due to the significant growth in our subscribers from 2.3 million to 5.4 million (see "—Overview") and an increase in the average monthly minutes of use from 155 for the nine months ended September 30, 2001 to 171 for the nine months ended September 30, 2002, partially offset by tariff reductions. For the nine months ended September 30, 2002 service revenues increased by $299.2 million and connection fees increased by $3.7 million compared to the nine months ended September 30, 2001 due to growth in the number of subscribers. Monthly subscription revenue increased by $70.6 million from $102.6 million in the nine months ended September 30, 2001 to $173.2 million in the nine months ended September 30, 2002 due to the increase in regional coverage of our network. Equipment revenues increased by $14.8 million for the nine months ended September 30, 2002 compared to the nine months ended September 30, 2001 due to significant subscriber growth in 2002.

        Cost of services and products for the nine months ended September 30, 2002 increased to $204.7 million from $134.3 million for the nine months ended September 30, 2001. An increase in significant payments to other operators for interconnection, line rental and roaming of $36.3 million and an increase in the cost of equipment of $34.1 million contributed to the overall increase in the cost of services and products of $70.4 million. The increase in the cost of equipment was due to an increase of $19.5 million in cost of handsets and an increase of $14.6 million in the cost of SIM cards resulting from the significant growth in our subscribers. Cost of services and products as a percentage of revenues increased slightly from 21.1% for the nine months ended September 30, 2001 to 21.5% for the nine months ended September 30, 2002.

        Operating expenses for the nine months ended September 30, 2002 increased to $147.0 million from $88.0 million for the nine months ended September 30, 2001. Increases in operating expenses were primarily due to an increase of $29.5 million in salaries and related social contributions for additional personnel, an increase of $6.0 million in taxes other than income taxes and an increase of $4.9 million in rental expenses. The increase in salaries and related social contributions was due to the increase in the average number of employees from 3,427 for the nine months ended September 30, 2001 to 8,310 for the nine months ended September 30, 2002 primarily as a result of acquisitions and expansion into the regions. Operating expenses as a percentage of revenues increased to 15.4% in the nine months ended September 30, 2002 compared to 13.9% for the nine months ended September 30, 2001. The total non-personnel related operating expenses as a percentage of revenues remained at 9.4% in both periods.

        Sales and marketing expenses for the nine months ended September 30, 2002 increased to $109.4 million from $80.6 million for the nine months ended September 30, 2001. The increase in the sales and marketing expense of $28.8 was the result of an increase of $30.7 million in commissions paid to dealers and an increase of $7.8 million in advertising and promotion expenses offset by a decrease of $9.7 in handset subsidies. The increase in commissions paid to dealers primarily resulted from the increase in the volume of sales through dealers. Sales and marketing expenses as a percentage of revenues decreased from 12.7% in the nine months ended September 30, 2001 to 11.5% in the nine months ended September 30, 2002.

        Depreciation and amortization of network equipment, telephone numbering capacity and license costs for the nine months ended September 30, 2002 increased to $150.8 million, from $93.5 million for the nine months ended September 30, 2001. This increase was attributable to the increased asset base resulting from our continuing expansion of our network, increased numbering capacity to support our growing subscriber base and the amortization of license costs recognized in the acquisitions of Kuban GSM, BM Telecom, Telecom-900, Telecom XXI and other regional operators during 2001 and 2002. Depreciation and amortization as a percentage of total revenues for the nine months ended September 30, 2002 increased to 15.8% from 14.7% for the nine months ended September 30, 2001.

        Operating income for the nine months ended September 30, 2002 increased to $340.6 million, from $238.4 million for the nine months ended September 30, 2001, and operating income as a percentage of revenues for the nine months ended September 30, 2002 decreased to 35.8% from 37.6% for the nine months ended September 30, 2001.

        Loss on foreign currency exchange related primarily to our ruble-denominated assets and liabilities increased for the nine months ended September 30, 2002 to $2.4 million, compared to $1.2 million for the nine months ended September 30, 2001. As we conduct our basic operations in rubles and are required to comply with Russian currency law restrictions, we expect that we will continue to sustain losses in line with the devaluation of the ruble in the foreseeable future. See "Risk Factors—Risks Relating to Our Financial Condition—Changes in exchange rates could increase our costs, decrease our reserves or prevent us from repaying our debts" and "Operating and Financial Review and Prospects—Quantitative and Qualitative Disclosures about Market Risks—Foreign Currency Risk."

        Interest expense for the nine months ended September 30, 2002 increased to $31.3 million, compared to interest expense of $6.0 million for the nine months ended September 30, 2001, as the result of interest expense related to our $250 million and $50 million notes issuances in December 2001 and March 2002, respectively.

        Provisions for income taxes for the nine months ended September 30, 2002 increased to $94.1 million, compared to $74.6 million for the nine months ended September 30, 2001. These provisions comprised a current income tax charge of $136.4 million for the nine months ended September 30, 2002 and $76.2 million for the nine months ended September 30, 2001, and a deferred tax benefit of $42.3 million and $11.2 million for the above mentioned periods. The reduction in the statutory income tax rate from 35% to 24% resulted in the recognition of a deferred tax benefit of approximately $22 million in 2001. Provisions for income taxes decreased to 30.3% as a percentage of income before provision for income taxes and minority interest for the nine months ended September 30, 2002, compared to 31.3% for the nine months ended September 30, 2001 primarily due to a reduction in the statutory income tax rate and an increase in permissible deductible expenses offset by the elimination of certain tax credits.

        Minority interest for the nine months ended September 30, 2002 increased substantially by $23.6 million to $24.9 million, compared to $1.3 million for the nine months ended September 30, 2001 primarily due to minority shareholders' interest in net income of Telecom-900 of $12.2 million and Kuban GSM of $8.7 million.

        Net income for the nine months ended September 30, 2002 increased by $47.3 million to $191.9 million, compared to $144.6 million for the nine months ended September 30, 2001, as a result of the foregoing factors. Net income as a percentage of total sales decreased to 20.2% for the nine months ended September 30, 2002 from 22.8% for the nine months ended September 30, 2001.

        Cumulative effect of a change in accounting principle. In 2001, we changed our accounting method regarding recognition of subscriber acquisition costs. (See "Year Ended December 31, 2001, Compared to Year Ended December 31, 2000—Cumulative effect of a change in accounting principle.")

  Year Ended December 31, 2001, Compared to Year Ended December 31, 2000

        Revenues for the year ended December 31, 2001 increased to $893.2 million compared to $535.7 million for the year ended December 31, 2000, primarily due to the significant increase in our subscribers from 1.2 million to 2.7 million (see "—Overview") and an increase in the average monthly minutes of use from 151 to 157 minutes of use, slightly offset by a decrease in certain tariffs and equipment sales. For the year ended December 31, 2001 service revenues increased by $345.8 million and connection fees increased by $6.2 million compared to the year ended December 31, 2000 due to growth in the number of subscribers. Equipment revenues increased by $5.5 million for the year ended December 31, 2001 compared to the year ended December 31, 2000 due to increased volume offset by the decreased average selling price of handsets.

        Cost of services and products for the year ended December 31, 2001 increased to $183.5 million from $122.3 million for the year ended December 31, 2000. Increases in the cost of services and products were primarily due to an increase of $60.6 million in payments to other operators for interconnection, line rental and roaming, as a result of volume increases, while the cost of equipment remained relatively consistent at $39.8 million due to the lower level of equipment sales. Cost of services and products as a percentage of net revenues decreased by 2.3%, due to subscriber growth that was not materially offset by a decrease in tariffs, and our increasing reliance on our own optic-fiber network, which decreased interconnection and line rental expenses per revenue unit.

        Operating expenses for the year ended December 31, 2001 increased to $134.6 million compared to $110.2 million for the year ended December 31, 2000. Increases in operating expenses were primarily due to an increase of $10.7 million in salaries and related social contributions for additional personnel, an increase of $2.2 million in rent expenses and an increase of $7.4 million in repair and maintenance expenses. Operating expenses as a percentage of net revenues decreased to 15.1% in 2001 from 20.5% in 2000 as personnel cost and costs related to expansion of the network per revenue unit decreased.

        Sales and marketing expenses for the year ended December 31, 2001 increased to $107.7 million compared to $76.4 million for the year ended December 31, 2000, primarily as a result of the significant increase in the level of business activity and the expansion of sales and marketing support infrastructure. During late 2001, we increased our expenditures on advertising, marketing and other customer-related activities in response to increased competition to accelerate subscriber growth and to increase market penetration. We also introduced handset subsidies beginning in the second quarter of 2001. Sales and marketing expenses as a percentage of total revenues decreased from 14.3% in 2000 to 12.1% in 2001.

        Depreciation and amortization of network equipment, telephone numbering capacity, license costs and goodwill for the year ended December 31, 2001 increased to $133.3 million, compared to $87.7 million for the year ended December 31, 2000. This increase was attributable to the increased asset base resulting from our continuing expansion of our network, increased numbering capacity to support our growing subscriber base and the amortization of license costs recognized in the acquisition of Telecom XXI and Telecom-900. Nevertheless, as a percentage of total revenues, depreciation and amortization for the year ended December 31, 2001 decreased to 14.9% from 16.4% for the year ended December 31, 2000.

        Impairment of Investment for the year ended December 31, 2001 was $10.0 million. This charge related to payments made to the government of Belarus in connection with our tender for a license in Belarus which, at that time, we believed would not be recoverable. See Note 24 to our consolidated financial statements "Impairment of the Investment in Belarus."

        Operating income for the year ended December 31, 2001 increased to $324.1 million, compared to $139.0 million for the year ended December 31, 2000, and operating income as a percentage of revenues for 2001 increased to 36.3% from 26.0% for 2000, as a result of the foregoing factors.

        Loss on foreign currency exchange for the year ended December 31, 2001 increased to $2.3 million, compared to $1.1 million for the year ended December 31, 2000. As we conduct our basic operations in rubles and are required to comply with Russian currency law restrictions, we expect that we will continue to sustain losses in line with the devaluation of the ruble in the foreseeable future. See "Risk Factors—Risks Relating to Our Financial Condition—Changes in exchange rates could increase our costs, decrease our reserves or prevent us from repaying our debts" and "Operating and Financial Review and Prospects—Quantitative and Qualitative Disclosures about Market Risks—Foreign Currency Risk."

        Interest expense for the year ended December 31, 2001 decreased to $6.9 million, compared to interest expense of $11.3 million for the year ended December 31, 2000, due to the EBRD debt repayments in October 2000.

        Provisions for income taxes for the year ended December 31, 2001 increased to $97.5 million, compared to $51.2 million for the year ended December 31, 2000. These provisions comprised a current income tax charge of $138.1 million for 2001 and $52.1 million for 2000, and deferred tax benefits of $40.7 million for 2001 and $0.9 million for 2000. The reduction in the statutory income tax rate from 35% to 24% resulted in the recognition of a deferred tax benefit of approximately $22 million in 2001. Accordingly, provisions for income taxes as a percentage of income before provision for income tax and minority interest decreased to 29.8% in 2001, from 38.0% in 2000.

        Net income for the year ended December 31, 2001 increased by $115.8 to $205.8 million, compared to $90.0 million for the year ended December 31, 2000, as a result of the foregoing factors.

        Cumulative effect of a change in accounting principle. In 2001, we changed our accounting method regarding recognition of subscriber acquisition costs. Prior to 2001, payments to dealers for acquiring new subscribers were capitalized to the extent of any revenues that had been deferred from the acquisition of a subscriber, such as connection fees charged to a subscriber to initiate call service, and were amortized as a component of sales and marketing expense on a straight-line basis over the estimated average subscriber life. Starting 2001, we expense subscriber acquisition costs as incurred. The change was made to facilitate the comparison of our results with other telecommunication companies.

        As a cumulative effect of this change, the remaining balance of capitalized subscriber acquisition cost as of December 31, 2000 in the amount of $17.9 million (net of $9.6 million in taxes) was expensed and included in income during the year ended December 31, 2001. (See Note 4 "Accounting Changes" to our consolidated financial statements as of December 31, 2001).

  Year Ended December 31, 2000, Compared to Year Ended December 31, 1999

        Revenues for the year ended December 31, 2000 increased to $535.7 million compared to $358.3 million for the year ended December 31, 1999, primarily due to the significantly increased number of subscribers (see "—Overview" above in this section), minutes of use and equipment sales, slightly offset by a decrease in certain tariffs and the connection fee level. For 2000, service revenues increased by $169.9 million, connection fees increased by $2.1 million and equipment revenues increased by $5.4 million compared to 1999 due to growth in the number of subscribers.

        Cost of services and products for 2000 increased to $122.3 million from $90.6 million for 1999. Increases in the cost of services and products were primarily due to an increase of $22.4 million in payments to other operators for interconnection, line rental and roaming, as a result of volume increases, while the cost of equipment increased by $9.3 million due to higher equipment sales. Cost of services and products as a percentage of revenues decreased by 2.5%, resulting from our increasing reliance on our own optic-fiber network, which decreased interconnection and line rental expenses per revenue unit.

        Operating expenses for 2000 increased to $110.2 million compared to $74.6 million for 1999. Increases in operating expenses were primarily due to an increase of $16.6 million in salaries and related social contributions for additional personnel, including $5.3 million in expenses associated with our stock bonus plan, an increase of $11.2 million in taxes other than income taxes (e.g., taxes based on revenue and property taxes), an increase of $8.7 million in general and administrative expenses, and an increase of $3.2 million in rent of technical premises for network equipment. Operating expenses as a percentage of revenues decreased to 20.6% in 2000 from 20.8% in 1999.

        Sales and marketing expenses for 2000 increased to $76.4 million compared to $23.7 million for 1999, primarily as a result of the significant increase in the level of business activity and the expansion of sales and marketing support infrastructure. Consistent with the accounting policy we then applied as described under "Year Ended December 31, 2001 Compared to Year Ended December 31, 2000—Cumulative effect of a change in accounting principle," we amortized in 2000 subscriber acquisition costs of approximately $9.8 million, capitalized in prior periods. We also expensed in 2000 approximately $30.0 million of subscriber acquisition costs which could not be capitalized as they were in excess of deferred revenues. We capitalized in 2000 $49.2 million of subscriber acquisition costs. During 2000, we increased our expenditures on advertising, marketing and other customer-related activities in response to increased competition to accelerate subscriber growth and to increase market penetration. Sales and marketing expenses as a percentage of revenues increased from 6.6% in 1999 to 14.3% in 2000.

        Depreciation and amortization of network equipment, telephone numbering capacity, license costs and goodwill for 2000 increased to $87.7 million, compared to $53.8 million for 1999. This increase was attributable to the increased asset base resulting from our continuing expansion of our network, increased numbering capacity to support our growing subscriber base and the amortization of license costs and goodwill recognized in the acquisitions of Rosico and RTC. Accordingly, as a percentage of total revenues, depreciation and amortization for 2000 increased to 16.4% from 15.0% for 1999.

        Operating income for 2000 increased to $139.0 million, compared to $115.6 million for 1999, and operating income as a percentage of revenues for 2000 decreased to 26.0% from 32.3% for 1999, as a result of the foregoing factors.

        Loss on foreign currency exchange for 2000 decreased to $1.1 million, compared to $3.2 million for 1999, primarily as a result of the stabilization of the ruble in terms of the U.S. dollar. As we conduct our basic operations in rubles and are required to comply with Russian currency law restrictions, we expect that we will continue to sustain losses in line with the devaluation of the ruble in the foreseeable future.

        Net interest expense for 2000 was $11.3 million, compared to net interest expense of $11.8 million for 1999. We capitalized interest expenses totaling $1.3 million for 2000 and $1.0 million for 1999 related to borrowings used to construct our network.

        Provisions for income taxes for 2000 increased to $51.1 million, compared to $18.8 million for 1999. These provisions comprised a current income tax charge of $52.1 million for 2000 and $36.5 million for 1999, and deferred tax benefit of $0.9 million for 2000 and $17.6 million for 1999, which arose due to the temporary differences between the basis of computing income under Russian tax legislation and U.S. GAAP. Provisions for income taxes increased to 38.0% as a percentage of income before provision for income taxes and minority interest for 2000, compared to 18.4% for 1999. This difference is due to the recognition of a deferred tax benefit in 1999 as a result of the decrease in the statutory income tax rate from 35% to 30% starting from April 1, 1999, and the recognition of a deferred tax liability in 2000 as a result of the increase in the statutory income tax rate from 30% to 35% starting from January 1, 2001. (See Note 17 to our consolidated financial statements.)

        Net income for the year ended December 31, 2000 increased by 5.0% to $90.0 million, compared to $85.7 million for the year ended December 31, 1999, as a result of the foregoing factors.

Liquidity and Capital Resources

        On July 6, 2000, we completed our initial public offering on the New York Stock Exchange. The proceeds from the offering, net of underwriting discount, were $349 million and were used to fund investments in network infrastructure in the Moscow license area and regional license areas, to fund our acquisitions of regional mobile operators and to fund investments in new mobile data services.

        We completed Eurobond offerings through Mobile TeleSystems Finance S.A., our 100% beneficially-owned subsidiary, on December 21, 2001 and March 20, 2002. The net proceeds from these offerings of $294.4 million have been and will continue to be used for general corporate purposes, including acquisitions of regional mobile operators.

  Cash Flow

        During 1999, 2000 and 2001 and the nine months ended September 30, 2001 and 2002, our operating activities generated positive cash flows. During 1999 we had negative cash flows from financing activities. We also had negative cash flows from investing activities during each of the past three years ended December 31, 2001 and the nine months ended September 30, 2001 and 2002. We expect for the foreseeable future to continue to have negative cash flows from investing activities as we continue our network expansion.

	Year Ended December 31,			Nine Months Ended September 30,
	1999	2000	2001	2001	2002
	(Amounts in thousands)
Liquidity and capital resources data:
Cash flows from operating activities	$116,801	$190,914	$338,201	$259,995	$259,808
Cash flows from financing activities	$(11,557)	$298,543	$247,592	$3,350	$77,248
Cash flows from investing activities	$(115,184)	$(423,349)	$(441,523)	$(321,588)	$(448,533)
Capital expenditures	$118,338	$224,898	$441,200	$295,569	$380,797

        During the nine months ended September 30, 2002, net cash provided by operating activities was $259.8 million as compared to $260.0 million during the nine months ended September 30, 2001. The slight decline in net cash provided by operating activities despite a $47.3 million increase in net income resulted mainly from an increase in VAT receivables, an increase in trade receivables, a decrease in trade accounts payable, an increase in inventory, an increase in prepaid expenses and a decrease in income tax payable offset in part by an increase in depreciation and amortization, a decrease in deferred tax benefit and an increase in accrued liabilities and other payables. Net cash used in investing activities was $448.5 million, which was primarily related to expansion of the network infrastructure. Net cash provided by financing activities was $77.2 million, which was primarily attributable to the issuance of our notes and short-term debt.

        During 2001, net cash provided by operating activities was $338.2 million, an increase of 77.1% from 2000. The increase was primarily attributable to increases in net income, depreciation and amortization charges, income tax payable and the cumulative effect of a change in accounting principle regarding deferred subscriber acquisition costs (see "—Operating Results" above in this section and Note 4 "Accounting Changes" to our consolidated financial statements), an increase in trade accounts payable and a decrease in accounts receivable, offset by increases in related parties, VAT receivable and trade accounts receivable, and a decrease in deferred taxes. Net cash used in investing activities was $441.5 million, of which $396.7 million related to purchases of property, plant and equipment. Net cash provided by financing activities was $247.6 million, which was primarily from the issuance of our notes. This was offset by repayment of certain debt obligations.

        During 2000, net cash provided by operating activities was $190.9 million, an increase of 63.5% from 1999. The increase was primarily attributable to increases in net income, non-cash depreciation and amortization charges, non-cash expenses associated with our management stock bonus plan, income tax payable, and subscriber prepayments and deposits and deferred connection fees, offset by a decrease in trade accounts payables and increases in inventory and deferred subscriber acquisition costs. Net cash used in investing activities was $423.3 million, of which $195.0 million related to purchases of property, plant and equipment. Net cash provided by financing activities was $298.5 million. The increase is primarily attributable to proceeds from issuance of capital stock and payments on receivable from Sistema in the amounts of $348.6 million and $27.1 million, respectively, offset by repayment of short-term and long-term loans and dividends paid in the amounts of $62.7 million and $14.4 million, respectively.

        Working capital is defined as current assets less current liabilities. As of September 30, 2002, we had a working capital surplus of $23.8 million, compared to a working capital deficit of $2.5 million as of September 30, 2001. VAT receivables increased by $99.0 million, net inventory increased by $23.4 million and trade receivables increased by $18.3 million. These increases were partially offset by an increase in subscriber deposits of $47.0 million, an increase in trade accounts payable of $29.5 million, an increase in accrued liabilities of $24.7 million and a decrease in cash and short-term investments of $29.6 million.

        As of December 31, 2001, we had a working capital surplus of $174.4 million compared to $147.2 million as of December 31, 2000. Cash and short-term investments increased by $59.1 million following our $250 million Eurobond issuance in the fourth quarter of 2001, and VAT receivables increased by $64.5 million while the remaining current assets have remained consistent. These increases were offset by an increase in accounts payable and accrued liabilities of $81.7 million and an increase in subscriber deposits of $19.1 million while the remaining current liabilities remained relatively consistent between years.

        As of December 31, 2000, we had a working capital surplus of $147.2 million compared with a working capital deficit of $65.9 million at December 31, 1999. This $213.1 million increase in our working capital from December 31, 1999 was primarily attributable to the increase in cash following completion of our initial public offering, which provided $170.0 million of new short-term investments, $50.6 million in new deposits, an increase of $7.0 million in net inventory, and decreases of $14.3 million and $3.9 million in short-term debt which was repaid and trade accounts payables, respectively. These positive factors were partially offset by increases of $15.1 million in income tax payable and $21.6 million in subscriber prepayments and deposits, as well as a decrease of $8.9 million in trade receivables.

  Funding Sources

        We intend to finance our future investments primarily through net cash flows from operations and the use of additional indebtedness. Our net cash flows from operations are primarily generated from our net earnings, excluding depreciation and amortization. As such, any future decline in our profitability would likely have a negative impact on our liquidity. The availability of financing is influenced by many factors including our profitability, operating cash flows, debt levels, contractual restrictions and market conditions. The following provides a summary of our indebtedness:

        As of September 30, 2002, we had indebtedness of approximately $438.2 million, of which $25.5 million were capital lease obligations.

Indebtedness (excluding capital lease obligations)	Currency of denomination	Amount outstanding as of September 30, 2002	Interest Rate at September 30, 2002
	(Amounts in thousands)
Notes payable net of discount, including interest	USD	308,584	10.95%
Ericsson	USD	31,500	LIBOR + 4%
Dresdner	USD	30,372	*
International Moscow Bank	USD	5,000	LIBOR + 3.45%
Motorola Inc.	USD	5,020	12%
Ruble denominated debt	Ruble	27,254	*
Other debt	USD	4,931	*

Total		412,661

*
Multiple interest rates.

        In December 1996, Rosico entered into a credit agreement with Ericsson Project Finance AB, or Ericsson, which provides for a credit facility with an aggregate principal amount of $60 million and has a maximum term of five years. The Ericsson credit agreement contains covenants restricting Rosico's ability to encumber its present and future assets and revenues without the lender's express consent. The loan is repayable in ten equal consecutive quarterly payments of $6 million commencing on the date falling thirty three months after the date of first advance but not later than five years from disbursement of the first advance. The amounts advanced under the agreement bear interest of LIBOR plus 4%. If Rosico fails to pay any amount payable under the credit facility, the overdue amount bears interest at a rate of an additional 6% per annum.

        Concurrent with the sale of Rosico to us, Sistema agreed to fund the full and timely repayment of the Ericsson loan and to indemnify Rosico and us for any costs incurred by either of us in connection with the repayment of the Ericsson loan. During 2000, we agreed with Sistema on a method that would allow Sistema to fund its obligation in a manner that minimizes the total costs of meeting this obligation and decreases our tax costs. Under our agreement, we have entered into a ruble denominated promissory note with 0% interest, which will mature from 2049 to 2052 to repay a portion of the funding from Sistema. The carrying value of this obligation, due to its term and interest rate, is insignificant. We will record interest expense over the term of the loan such that on the date of repayment the full amount will be reflected as liability.

        At the request of Sistema, on July 24, 2001, we, Rosico and Ericsson signed an agreement rescheduling Rosico's principal payments in nineteen consecutive quarterly installments with a date of last repayment of February 25, 2006 (see Note 8 to our consolidated interim financial statements included elsewhere herein). As of September 30, 2002 the outstanding principal was $31.5 million.

        In August 1997, our subsidiary MSS entered into a credit facility with OJSC AB Inkombank, or Inkombank, for the purposes of financing GSM 900 network development. The credit facility in the amount up to $12 million was granted to MSS with the final repayment date no later than March 31, 2002. On November 26, 2001, we repurchased the loan, which had a carrying value of $7.0 million for $4.2 million, resulting in a gain on the transaction of $2.8 million.

        In October 1997, MSS issued promissory notes to Motorola, Inc. for the delivery and installation of GSM 900 cellular equipment in the Omsk Region. On November 27, 2001, we restructured the repayment date of these notes so that the notes and the accrued interest as of November 27, 2001 will be repaid in regular installments starting from February 2002 up to May 2004. As of September 30, 2002, the amount of these promissory notes payable was $5.0 million, which represented the principal and accrued interest.

        In July 1999, we entered into a rollover credit facility with Dresdner Bank CJSC for the purpose of financing working capital. The credit facility, in an amount up to $12 million, was granted to us with a final repayment date of no later than July 2, 2002, which was subsequently extended to June 1, 2004. As of September 30, 2002, we had $7.3 million outstanding on this facility. Any borrowings on this facility bear interest of LIBOR plus 1.95% per annum.

        In December 2001, Telecom XXI entered into a rollover credit facility with Dresdner Bank CJSC. Amounts borrowed by Telecom XXI under this $20 million credit facility have a final repayment date of November 2003 and bear interest of LIBOR plus 3.2% per annum. As of September 30, 2002, Telecom XXI had $20 million outstanding under this facility.

        In December 2001, the issuer issued $250 million of 10.95% notes at a price of 99.254%. These notes are guaranteed by us and mature on December 21, 2004. The issuer makes interest payments on the notes semi-annually in arrears on June 21 and December 21 of each year, commencing on June 21, 2002. The notes are listed on the Luxembourg Stock Exchange. Proceeds received from the notes, net of discount, were $248 million. In addition, we paid $3.9 million of debt issuance costs.

        In March 2002, the issuer issued $50 million of 10.95% notes at a price of 101.616%. These notes are guaranteed by us and mature on December 21, 2004. The issuer makes interest payments on these notes semi-annually in arrears on June 21 and December 21 of each year, commencing on June 21, 2002. These notes are listed on the Luxembourg Stock Exchange. Proceeds received from the notes, including premium on issuance, were $50.8 million.

        In 2001 and 2002, Kuban-GSM entered into a number of ruble-denominated credit facility agreements with Sberbank of the Russian Federation. The amounts borrowed under these credit facilities bear interest at rates varying from 20% to 23% and are to be repaid in regular installments on various dates ending December 2005. Borrowings in the amount of $20.5 million are secured by a pledge of equipment. Borrowings in the amount of $1.9 million are secured by a guarantee of KubTelecom, the minority shareholder of Kuban-GSM. At September 30, 2002, the total amount payable under these facilities including accrued interest was $22.2 million.

        In addition, Kuban-GSM has a number of ruble-denominated credit facility agreements with Yugbank. The amounts borrowed under these credit facilities bear interest at rates varying from 20% to 21% and are secured by equipment. As of September 30, 2002, the total amount payable under these facilities including accrued interest was $3.8 million.

        We entered into bridge credit facilities with Credit Suisse First Boston International and Raiffeisen Bank Moscow in December 2002 to borrow up to $125 million and $50 million, respectively, in connection with the pending acquisition of UMC, however, we currently do not intend to utilize these facilities. See "Description of Existing Indebtedness."

Contractual Obligations and Commercial Commitments

        We have various contractual obligations and commercial commitments to make future payments including debt agreements, lease obligations and certain committed obligations. The following table summarizes our future principal obligations under these contracts due by period as of September 30, 2002:

	2002	2003 to 2004	2005 to 2006	Thereafter	Total
	(Amounts in thousands)
Contractual Obligations(1):
Promissory Notes	$2,037	$2,983	$—	$—	$5,020
Notes payable		300,000	—	—	300,000
Bank loans	30,765	61,993	6,300	—	99,058
Capital leases	3,881	20,411	1,229	39	25,560
Service agreements	17,887	100,866	81,139	—	199,892
Committed Investments:
Purchases of property, plant and equipment	80,914	186,894	—	—	267,808

Total	$135,484	$673,147	$88,668	$39	$897,338

(1)
Debt payments could be accelerated upon violation of debt covenants. We believe the likelihood of a debt covenant violation is remote.

Critical Accounting Policies and Estimates

        Critical accounting policies are those policies that require the application of management's most challenging, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Critical accounting policies involve judgments and uncertainties that are sufficiently sensitive to result in materially different results under different assumptions and conditions. We believe that our most critical accounting policies are those described below. For a detailed discussion of these and other accounting policies, see the Consolidated Financial Statements included elsewhere herein.

Revenue Recognition

        Our revenues consist of service revenue, connection fees and equipment sales. Service revenues include (a) subscription fees, (b) usage charge, (c) value added service fees, (d) roaming fees charged to other operators for guest roamers utilizing our network and (e) prepaid phone cards. We recognize all of our service revenues based on the period in which the service is utilized. Customers are billed based on the type of service provided. Our connection fees are deferred at the time the subscriber enters into the agreement and recognized over the estimated average subscriber life. We estimate the average subscriber life based on our historical trends. We recognize our equipment sales upon the delivery of equipment to a customer. We also estimate the amount of uncollectible receivables each period and record valuation allowances based on historical collection rates, the age of unpaid amounts and information about the creditworthiness of the customers. Estimates of revenue adjustments and uncollectible accounts receivable are revised each period and any changes are recorded in the period they become known.

Impairment of Long-Lived Assets

        We evaluate the recoverability of the carrying amount of our long-lived assets whenever events or changes in circumstances indicate that the carrying amounts of those assets may not be recoverable. In assessing the recoverability of our long-lived assets, we must make assumptions regarding the estimated future cash flows and other factors to determine whether there are indications of impairment and, if so, the fair value of the respective assets. If these estimates or the related assumptions change in the future, we may be required to record impairment charges for these assets.

License Costs

        We capitalize the cost of licenses acquired in business combinations and those directly from government organizations. We amortize each license on a straight-line basis over the term of the license. We review these licenses and their remaining useful life and, if necessary, revise based on our actual utilization. The life of a license may vary depending on market or regulatory conditions, and any revision to the life may result in a write off or an increase in amortization costs.

        Most of our current licenses provide for payments to be made to finance telecommunication infrastructure improvements, which in the aggregate could total approximately $110.2 million, as of September 30, 2002. However, no decisions regulating the terms and conditions of such payments have been formulated. Accordingly, we have made no payments to date pursuant to any of the current licenses.

Taxation

        Generally, tax declarations remain open and subject to inspection for a period of three years following the tax year. While most of our tax declarations have been inspected without significant penalties, these inspections do not eliminate the possibility of re-inspection. Accordingly, as of September 30, 2002, substantially all of our the tax declarations for the preceding three full years are open to further review.

        We believe that we have adequately provided for tax liabilities in our financial statements; however, the risk remains that relevant authorities could take differing positions with regard to interpretive issues and the effect could be significant.

Recent Implementation of New Accounting Standards

        In July 2001, FASB issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires the use of the purchase method of accounting for all business combinations initiated after June 30, 2001. SFAS No. 141 requires intangible assets to be recognized if they arise from contractual or legal rights or are "separable," i.e., it is feasible that they may be sold, transferred, licensed, rented, exchanged or pledged. As a result, it is likely that more intangible assets will be recognized under SFAS No. 141 than its predecessor, Accounting Principles Board Opinion (APB Opinion) No. 16.

        Under SFAS No. 142, goodwill will no longer be amortized on a straight-line basis over its estimated useful life, but will be tested for impairment on an annual basis and whenever indicators of impairment arise. The goodwill impairment test, which is based on fair value, is to be performed on a reporting unit level. A reporting unit is defined as a SFAS No. 131 operating segment or one level lower. Goodwill will no longer be allocated to other long-lived assets for impairment testing under SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." Additionally, goodwill on equity method investments will no longer be amortized; however, it will continue to be tested for impairment in accordance with Accounting Principles Board Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock." Under SFAS No. 142 intangible assets with indefinite lives will not be amortized. Instead they will be carried at the lower cost or market value and tested for impairment at least annually. All other recognized intangible assets will continue to be amortized over their estimated useful lives.

        Upon adoption of SFAS No. 142 on January 1, 2002, we reclassified the carrying value of goodwill of $22 million to licenses. As a result of the useful lives of goodwill and licenses being consistent, the adoption of SFAS No. 142 did not have a significant effect on our results of operations or financial position.

        In October 2001, FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 establishes a single accounting model for long-lived assets to be disposed of by sale consistent with the fundamental provisions of SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." While it supersedes APB Opinion 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," it retains the presentation of discontinued operations but broadens that presentation to include a component of an entity (rather than a segment of a business). However, discontinued operations are no longer recorded at net realizable value and future operating losses are no longer recognized before they occur. Under SFAS No. 144 there is no longer a requirement to allocate goodwill to long-lived assets to be tested for impairment. It also establishes a probability weighted cash flow estimation approach to deal with situations in which there is a range of cash flows that may be generated by the asset being tested for impairment. SFAS No. 144 also establishes criteria for determining when an asset should be treated as held for sale.

        We adopted SFAS No. 144 as of January 1, 2002. This change has not had a material effect on our interim consolidated balance sheet or statement of operations.

Future Implementation of New Accounting Standards

        In August 2001, FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. An entity shall measure changes in the liability for an asset retirement obligation due to passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period. The interest rate used to measure that change shall be the credit-adjusted risk-free rate that existed when the liability was initially measured. That amount shall be recognized as an increase in the carrying amount of the liability and as an expense classified as an operating item in the statement of operations. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. We do not anticipate that adoption of SFAS No. 143 will have a material impact on our results of operations or our financial position.

        In April 2002, FASB issued SFAS No. 145, Rescission of FASB Statements Nos. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. This Statement rescinds FASB Statement No. 4, Reporting Gains and Losses from Extinguishments of Debt, and an amendment of that Statement, Statement No. 64, Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements. This Statement also rescinds Statement No. 44, Accounting for Intangible Assets of Motor Carriers. This Statement amends Statement No. 13, Accounting for Leases, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The provisions of this Statement related to the rescission of Statement 4 applied in fiscal years beginning after May 15, 2002. The provisions of this Statement related to Statement No. 13 are effective for transactions occurring after May 15, 2002, with early application encouraged. All other provisions of this Statement shall be effective for financial statements issued on or after May 15, 2002, with early application encouraged. We do not anticipate that adoption of SFAS No. 145 will have a material impact on our results of operations or our financial position.

        In June 2002, FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities," which addresses financial accounting and reporting for costs associated with exit or disposal activities and supersedes Emerging Issues Task Force (EITF) Issue 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under Issue 94-3, a liability for an exit cost as defined in EITF 94-3 was recognized at the date of an entity's commitment to an exit plan. SFAS 146 also establishes that the liability should initially be measured and recorded at fair value. We will adopt the provisions of SFAS 146 for exit or disposal activities that are initiated after December 31, 2002.

        In December 2002, FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of FASB Statement No. 123". SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation" to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Amendments to transition provisions and annual financial statements disclosure requirements of SFAS No. 123 are effective for the annual financial statements as of and for the year ended December 31, 2002. Amendments to interim period disclosure requirements are effective for the interim periods beginning after December 15, 2002. We do not expect the adoption of SFAS No. 148 to have a material impact on our financial position or results of operations.

        In November 2002, FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires that the guarantor recognize, at the inception of certain guarantees, a liability for the fair value of the obligation undertaken in issuing such guarantee. FIN 45 also requires additional disclosure requirements about the guarantor's obligations under certain guarantees that it has issued. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002 and the disclosure requirements are effective for financial statement periods ending after December 15, 2002. We do not expect the adoption of FIN 45 will have a material impact on our financial position or results of operations.

Trend Information

  Sales

        During the first nine months of 2002, our subscriber base increased by 2.8 million subscribers. Of this total, 2.1 million of such subscribers were outside of the Moscow license area. Average monthly service revenue per subscriber was $25 in the third quarter of 2002. We expect to see a continued decline due to tariff decreases and the increasing ratio of mass-market subscribers in our subscriber mix. See "Risk Factors—Risks Relating to Our Business—Increased competition and a more diverse subscriber base have resulted in declining average monthly service revenues per subscriber which may adversely affect our results of operation."

  Regional Expansion

        As of September 30, 2002, we operated in 45 of our 52 license areas, and we will continue our efforts to expand in the regions outside the Moscow license area. As discussed in "Business—History—Acquisitions" and "Business—History—Regional Expansion," we have completed a number of acquisitions which have increased our potential subscriber base, enhanced our roaming capability within Russia and strengthened our competitive position.

        While our subscriber base and revenues have constantly grown as we continue our expansion into regions outside of Moscow and the Moscow Region, our average monthly service revenues per subscriber have decreased. We expect to see a continued decline due to tariff decreases and the increasing ratio of mass-market subscribers in our subscriber mix. See "Risk Factors—Risks Relating to Our Business—Increased competition and a more diverse subscriber base have resulted in declining average monthly service revenues per subscriber which may adversely affect our results of operation."

  Capital Expenditures

        We expect that capital expenditures will not exceed $500 million in 2002, and we expect to invest approximately $500 million per year in 2003 and 2004 to develop our network.

        In addition, these estimates do not include expenditures for acquisitions, including our potential acquisition of Ukrainian Mobile Communications, or UMC, or any expenditures associated with the development of our network in Belarus. Our actual capital expenditures may vary significantly from our estimates. For a discussion of our potential acquisition of UMC, see "Business—History—Regional Expansion."

Quantitative and Qualitative Disclosures about Market Risk

        We are exposed to market risk from changes in both foreign currency exchange rates and interest rates. Foreign exchange risks exist to the extent our costs are denominated in currencies other than rubles. We are subject to market risk deriving from changes in interest rates, which may affect the cost of our financing. We do not use financial instruments, such as foreign exchange forward contracts, foreign currency options, interest rate swaps and forward rate agreements, to manage these market risks. We do not hold or issue derivative or other financial instruments for trading purposes.

  Interest Rate Risk

        Interest rate risk exists principally with respect to our indebtedness that bears interest at floating rates. We have not entered into agreements to hedge risks associated with the movement of interest rates. However, in connection with the $31.5 million Ericsson loan shown in the table below, we have, under the terms of the Rosico acquisition agreement, received a commitment from Sistema whereby Sistema agrees to currently fund Rosico for the full and timely repayment of the loan, as described in full under "Operating and Financial Review and Prospects—Liquidity and Capital Resources" above.

        Russian legislation effectively prohibits us from acquiring financial instruments denominated in foreign currencies, which prevents us from economically hedging against interest rate risks that may exist under our current or future indebtedness.

        For indebtedness with variable interest rates, the table below presents principal cash flows and related weighted average interest rates by contractual maturity dates as of September 30, 2002.

		Contractual Maturity Date as of September 30, 2002
								Average Rate at September 30, 2002
	Currency	2002	2003	2004	2005	2006	Total
	(Amounts in thousands)
Ericsson	USD	$6,300	$8,100	$10,800	$6,300	$—	$31,500	LIBOR + 4% (5.8%)
Dresdner (Telecom XXI)	USD	—	20,000	—	—	—	20,000	LIBOR + 3.2% (5.0%)
Dresdner (MTS)	USD	7,270	—	—	—	—	7,720	LIBOR + 1.95% (3.75%)
Dresdner (UPN-900)	USD	3,102	—	—	—	—	3,102	LIBOR + 3.2% (5.0%)
International Moscow Bank	USD	5,000	—	—	—	—	5,000	LIBOR + 3.45% (5.25%)

Total variable debt	USD	$21,672	$28,100	$10,800	$6,300	$—	$66,872
Weighted average interest rate		6.07%	6.51%	6.51%	6.51%

        At September 30, 2002 fair value of our debt approximated its book value.

        We have not experienced significant changes in the market risks associated with our debt obligations in the table above subsequent to September 30, 2002.

  Foreign Currency Risk

        The Russian economy has been characterized by high levels of inflation and an unstable currency. Prior to August 17, 1998, the Russian Central Bank sought to maintain the value of the ruble against the U.S. dollar, including, immediately prior to August 17, 1998, at a level between 5.25 and 7.15 rubles per U.S. dollar. On August 17, 1998, due to the burden of short-term debt and the reduction in the Russian Central Bank's reserves, the Russian government and the Russian Central Bank withdrew their support for the falling ruble.

        The following tables show, for the periods indicated, certain information regarding the exchange rate between the ruble and the U.S. dollar, based on data published by the Russian Central Bank.

        These rates may differ from the actual rates used in preparation of our financial statements and other financial information provided herein.

	Rubles per U.S. dollar
	High	Low	Average(1)	Period End
Year ended December 31,
1998	20.99	5.96	10.12	20.65
1999	27.00	20.65	24.67	27.00
2000	28.87	26.90	28.13	28.16
2001	30.30	28.16	29.22	30.14
2002	31.86	30.14	31.39	31.78
Nine months ended September 30,
2002	31.65	30.14	31.31	31.64

(1)
The average of the exchange rates on the last business day of each full month during the relevant period.

	Rubles per U.S. dollar
	High	Low
Month ended
January 2002	30.69	30.14
February 2002	30.93	30.68
March 2002	31.15	30.94
April 2002	31.20	31.15
May 2002	31.31	31.20
June 2002	31.48	31.31
July 2002	31.56	31.44
August 2002	31.58	31.46
September 2002	31.65	31.57
October 2002	31.74	31.67
November 2002	31.84	31.76
December 2002	31.86	31.78

Source: Russian Central Bank.

        Our principal exchange rate risk involves changes in the value of the ruble relative to the U.S. dollar. As a result of inflation and the continued devaluation of the ruble, we link our monetary assets and transactions, when possible, to the U.S. dollar, which under SFAS No. 52 is reported in this document as our functional currency.

        Substantially all of our capital expenditures, and operating and borrowing costs are either denominated in U.S. dollars or tightly linked to the U.S. dollar exchange rate. These include salaries, interconnection costs, roaming expenses, cost of customer equipment, capital expenditures and borrowings. In order to hedge against a significant portion of this risk, we also denominate our tariff revenues, which are payable in rubles, in units linked to the U.S. dollar and require accounts to be settled at the official exchange rate of the Russian Central Bank on the date of payment.

        If the ruble continues to decline against the U.S. dollar and tariffs cannot be maintained for competitive or other reasons, our operating margins could be adversely affected and we could have difficulty repaying or refinancing our U.S. dollar-denominated indebtedness.

        Our investment in monetary assets denominated in rubles is also subject to risk of loss in U.S. dollar terms. In particular, we are unable economically to hedge the risks associated with our ruble bank or deposit accounts. Generally, as the value of the ruble declines, our net ruble monetary asset position results in currency remeasurement losses.

        The decline in the value of the ruble against the U.S. dollar also reduces the U.S. dollar value of tax savings arising from tax incentives for capital investment and the depreciation of our property, plant and equipment since their basis for tax purposes is denominated in rubles at the time of the investment or acquisition. Any increased tax liability would increase our total expenses.

        We would experience a loss of $5.0 million in the fair value of our ruble-denominated net monetary assets as a result of a hypothetical 10% change in the U.S. dollar to ruble exchange rate at September 30, 2002. We are unable to estimate future loss of earnings as a result of such change.

  Inflation

        The Russian economy has been characterized by high rates of inflation:

Year	Inflation rate
1996	21.8%
1997	11.4%
1998	84.4%
1999	36.5%
2000	20.2%
2001	18.6%
Nine months ended September 30, 2002	10.3%

        As noted above, we denominate our tariffs in units linked to the U.S. dollar. While substantially all of our costs are denominated in U.S. dollars or are tightly linked to the U.S. dollar, certain of our costs, such as salaries and rents, are sensitive to rises in the general price level in Russia. When, however, the rate of inflation exceeds the rate of devaluation, resulting in real appreciation of the ruble versus the U.S. dollar, as was the case for periods prior to 1998, in 1999, 2000 and 2001, and for the nine months ended September 30, 2002, we would expect inflation-driven increases in these costs to put pressure on our margins. While we could seek to raise our tariffs to compensate for such increase in costs, competitive pressures may not permit increases that are sufficient to preserve operating margins. Accordingly, high rates of inflation in Russia relative to the rate of devaluation could materially adversely affect our results of operations.

BUSINESS

Business Overview

        We are a leading provider of mobile cellular communications services in the Russian Federation and employ technology based exclusively on Global System for Mobile Communications, or GSM. As of September 30, 2002, we had approximately 5.4 million subscribers, making us the largest mobile cellular operator in Russia in terms of subscribers. In addition, we were the largest mobile operator in Russia in terms of net revenues, generating $535.7 million during 2000, $893.2 million during 2001 and $952.5 million in the first nine months of 2002.

        As of September 30, 2002, we had licenses to operate in 52 regions of Russia with a population of approximately 101.8 million people, or approximately 71.0% of the country's total population. As of September 30, 2002, we have commenced commercial operations in 45 of these regions, with a combined population of approximately 93.7 million people, including approximately 15 million in the Moscow license area and approximately 13.1 million in the North-West license area, which includes St. Petersburg. Since September 30, 2002, we have acquired licenses for four additional regions in Russia, covering a population of approximately 1.3 million, and have commenced operations in two additional regions.

        The Moscow license area, which encompasses the City of Moscow and the Moscow Region, remains our principal market in terms of revenues, although today more than one-half of our total subscriber base resides outside of the Moscow license area. According to Advanced Communications & Media Limited, or AC&M-Consulting, approximately 42.9% of all mobile cellular subscribers in Russia reside in the Moscow license area, where penetration stood at approximately 42% as of September 30, 2002. In the regions outside of the Moscow license area, penetration was lower, at approximately 6% on average, according to AC&M-Consulting. We had approximately 2.7 million subscribers in the Moscow license area as of September 30, 2002, representing approximately 43% of all mobile cellular subscribers in the area, according to AC&M-Consulting. Our subscribers in Russia outside of the Moscow license area, in what we refer to as regional license areas, totaled approximately 2.7 million as of September 30, 2002, representing approximately 33.4% of all mobile cellular subscribers in the regional license areas, according to AC&M-Consulting. Our joint venture in Belarus, Mobile TeleSystems LLC, had approximately 14,000 subscribers as of September 30, 2002.

        Both our subscriber base, which reflects only active subscribers, and our net revenues have increased significantly since 1996, as summarized below:

Period	Subscribers(1)		Net revenues
	(In thousands)
Twelve months ended:
1996	19		$53,645
1997	60		$208,408
1998	114		$338,323
1999	306		$358,327
2000	1,194		$535,712
2001	2,650		$893,247
Nine months ended September 30, 2001	2,346		$634,756
Nine months ended September 30, 2002	5,428	(2)	$952,450

(1)
For a description of our definition of "subscriber" see footnote 14 to "Summary Financial and Operating Data."
(2)
Russian subscribers only. We do not include our subscribers in Belarus in our operating information, because our joint venture in Belarus is not fully consolidated in our financial statements.

        To maintain and increase our market share, we use a combination of newspaper, magazine, radio, television, direct mail and outdoor advertising, focusing in particular on brand and image advertising and public relations, to position us as a leading cellular operator in Russia. Supporting these efforts, we had a sales and distribution network consisting of 22 integrated sales and customer service centers and over 3,600 independent dealer distribution outlets in the Moscow license area as of September 30, 2002. We had over 150 sales and customer service centers in Russia as of September 30, 2002.

        We seek to minimize our exposure to the credit risk of our subscribers through our advance-payment billing system, which is used by over 96% of our subscribers. Under this system, our subscribers prepay for their access, usage and value-added service fees.

        In addition to standard voice services, we offer our subscribers enhanced services including voice mail, short message service, GPRS and data and fax transmission. We also offer our subscribers the ability to roam automatically throughout Europe, and in much of the rest of the world.

        The following table summarizes our operating and financial performance for the last five years and for the nine months ended September 30, 2001 and 2002.

	Years Ended December 31,					Nine Months Ended September 30,
	1997	1998	1999	2000	2001	2001	2002
Subscribers(1) (in thousands)	60	114	306	1,194	2,650	2,346	5,428
Overall market share in the Moscow license area	26.0%	34.0%	40.0%	55.0%	50.0%	57.0%	43.0%
Overall market share in the Russian Federation	12.5%	15.9%	22.5%	35.1%	33.0%	37.6%	37.5%
Net revenues (in thousands)	$208,408	$338,323	$358,327	$535,712	$893,247	$634,756	$952,450
Net income	$59,640	$66,028	$85,661	$90,048	$205,829	$144,622	$191,944
EBITDA (in thousands)(2)	$108,638	$183,698	$169,378	$226,731	$457,427	$331,938	$491,388
EBITDA margin(3)	52.1%	54.3%	47.3%	42.3%	51.2%	52.3%	51.6%
Average monthly service revenues per subscriber(4)	$409	$302	$124	$54	$36	$37	$25
Average monthly minutes of usage per subscriber(5)	313	384	224	151	157	154	171

Source: Sotovik and our data.

(1)
We define a "subscriber" as an individual or organization whose account does not have a negative balance for more than sixty-one days.
(2)
We define EBITDA as operating income plus depreciation and amortization. EBITDA should not be considered in isolation as an alternative to net income, operating income or any other measure of performance under U.S. GAAP. We believe that EBITDA is a relevant measurement utilized by the cellular industry to assess performance that attempts to eliminate variances caused by the effects of differences in taxation, the amount and types of capital employed and depreciation and amortization policies. EBITDA may be calculated differently and, therefore, may not be comparable to similarly titled measures reported by other companies.
(3)
"EBITDA margin" represents EBITDA as a percentage of net revenues.
(4)
We calculate our average monthly service revenue per subscriber by dividing our service revenues for a given period, including guest roaming fees, by the average number of our subscribers during that period and dividing by the number of months in that period.
(5)
Average monthly minutes of usage per subscriber is calculated by dividing the total number of minutes of usage during a given period by the average number of our subscribers during such period and dividing by the number of months in such period.

Competitive Strengths

        We believe that we have certain competitive strengths that facilitate implementation of our strategy.

  Our experienced management enables us to expand effectively through organic growth and acquisitions.

        Our experienced and motivated senior management team is led by Mr. Mikhail Smirnov, President; Dr. Yury Gromakov, First Vice President; Mr. Mikhail Susov, First Vice President; Mr. Wim van Bommel, Vice President, Finance; Ms. Tatiana V. Evtushenkova, Vice President, Investments and Securities; Mr. Anatoly Tchekhvan, Vice President, Operations; and Mr. Valery I. Grashenkov, Vice President, Integration of Radio Systems. This group has significant experience in wireless communications. Their strategic vision for regional expansion has fostered our organic growth and strategic acquisitions, which, in turn, has led to further market consolidation and an increase in our subscriber base.

  Our favorable nationwide brand recognition helps us to attract new customers and retain existing subscribers.

        As penetration in the Russian mobile market increases competition, we expect competitive advantage to shift towards brand awareness and image, coupled with customer service. We believe that we are well positioned to compete effectively in this environment, focusing on customer service and relying on what we believe to be our well regarded "MTS" brand.

  Our established operations and customer base in Moscow provide us with a platform for expansion into the regions of the Russian Federation and for exploring the commercial viability of new technologies.

        Our leading position and customer base in Moscow, as well as our extensive network, provide us with valuable market information and operational experience which we utilize in our expansion into the regions of the Russian Federation and in the development of new tariffs and products. In addition, we are able to use parts of our Moscow network to test the commercial viability of new technologies.

  Our significant focus on and investment in our network has resulted in our high-quality, geographically expansive GSM network.

        We have built an extensive GSM network in Russia, with 3,845 base stations operational as of September 30, 2002. Our network is most developed in the Moscow license area, where we had 1,593 operational base stations as of September 30, 2002. We initiated operations in St. Petersburg on December 11, 2001, and are expanding steadily in the regional license areas in furtherance of our goal to be the first truly national mobile communications provider. As of September 30, 2002, we were operational in 45 regions of Russia.

        In regions where we have frequency allocations in both the 900 and 1800 MHz bands, we intend to make use of the many network elements common to GSM 900 and GSM 1800 systems. This commonality allows us to reduce the capital expenditures needed to provide quality service to our subscribers and significantly lowers our attendant fixed- and variable-cost base.

  Our commitment to employee training has resulted in a skilled workforce able to service our network and our subscribers.

        Our rapid expansion has led to an increased need for skilled employees and the need for existing employees to develop additional skills. Thus, we have established internal and external training programs in order to maintain a properly trained, motivated workforce to service our network and subscribers and a consistent supply of employees with the requisite skills for company growth.

  Support and advice from our principal shareholders, Sistema and T-Mobile, enables us to benefit from their business knowledge and experience.

        Our major shareholders, T-Mobile and Sistema, have forged a strong working relationship and act in concert to provide us with support and advice, especially in relation to corporate management and regional and CIS expansion.

Business Strategy

        Our primary goal is to maintain our position as a leading national mobile operator in Russia by integrating our regional networks into a single unified network, developing standardized tariffs, adopting a unified marketing approach and deploying integrated nationwide customer service and billing systems. In addition, we intend to take advantage of selected opportunities to expand our network coverage in the Russian Federation and other countries of the CIS, and offer our customers new products and services.

        To accomplish this, we intend to maintain our leading position in the Moscow license area in terms of revenues by growing our subscriber base and focusing on the quality of our subscriber mix, service quality, cost control and the development of services and incentives aimed at encouraging subscriber loyalty. We have invested and intend to continue to invest in new customer service and billing systems to help maintain customer satisfaction, reduce costs and control churn.

        We also plan to continue to develop our operations in the regional license areas in which we currently operate and, in particular, in St. Petersburg, which we consider to be the second-most important mobile market in Russia after Moscow.

        In addition to developing further our coverage in areas in which we already offer services, we intend to selectively expand our network to parts of European and Asian Russia, primarily the Central, North-West, South and Volga regions and the Urals. Because per capita wealth and disposable income in these regions are generally well below those in the Moscow license area, we intend to focus our expansion initially on high density areas, such as regional capitals and along transportation routes, based on factors such as commercial return, strategic importance, market potential, license requirements and competition. In the event we expand by acquiring other GSM operators or license holders, we intend to consider the transparency of the business dealings of the operator or license holder in question and, in the case of an operator, the technical compatibility of its network with ours.

        We also plan to expand our operations into Ukraine, further develop commercial service in Belarus and expand our operations into other countries of the CIS as attractive opportunities arise through the acquisition of existing operators or new licenses. For example, in line with this strategy of expansion, in November 2002 we signed agreements to acquire a majority interest in Ukrainian Mobile Communications, or UMC. For a description of this transaction, see "History—Regional Expansion" below.

        In addition to expanding both within and outside of Russia's borders, we intend to continue to provide new and varied tariff plans and value-added service options, including various SMS-based and data communications services, which appeal to the range of subscribers within our network. We also intend to continue to take advantage of the Moscow license area as a platform from which to test and launch new products and services. For example, in 2000, we introduced mobile cellular service in thirteen Moscow underground stations, which was increased to 47 by September 30, 2002. We also installed GPRS equipment in the Moscow license area and in several regional license areas. In the regions in which it is available, we currently offer GPRS in test mode free of charge to our subscribers. We intend to examine its commercial viability as a pay service in the future.

        Implementation of these strategies is subject to a number of risks, including our ability to manage our rapid growth and development, integrate new acquisitions successfully, and compete effectively against existing and new competitors. See "Risk Factors" for a description of these and other risks we face.

History

        Mobile TeleSystems CJSC, our predecessor, was formed in 1993. The founding shareholders included the Moscow City Telephone Network, or MGTS, and three other Russian telecommunications organizations, which collectively held 53% of our original share capital, and two German companies, Siemens AG and T-Mobile Deutschland GmbH, an affiliate of Deutsche Telekom AG, which collectively held the remaining 47%. Our two principal shareholders are currently Sistema JSFC and T-Mobile Deutschland GmbH. Sistema, a Russian financial industrial group, owns 34.8% of our share capital directly, and owns 51% of Invest-Svyaz-Holding, which in turn owns 8.0% of our share capital. Sistema also owns 51% of VAST, which in turn owns 3% of our share capital. T-Mobile Deutschland GmbH, a wholly-owned subsidiary of Deutsche Telekom, directly owns 36.2% of our share capital and owns the other 49% of Invest-Svyaz-Holding.

        Mobile TeleSystems OJSC was created on March 1, 2000, through the merger of MTS CJSC and RTC CJSC, a wholly-owned subsidiary. In accordance with Russian merger law, MTS CJSC and RTC CJSC ceased to exist and MTS OJSC was created with the assets and obligations of the predecessor companies. Our charter was registered with the State Registration Chamber on March 1, 2000, and with the Moscow Registration Chamber on March 22, 2000. Our initial share issuance was registered by the Russian Federal Commission on the Securities Market on April 28, 2000.

        We completed our initial public offering on July 6, 2000, and listed our shares of common stock, represented by ADSs, on the New York Stock Exchange under the symbol "MBT." Each ADS represents 20 underlying shares of our common stock.

        Our legal name is Mobile TeleSystems OJSC, and we are incorporated under the laws of the Russian Federation. We operate primarily in the Russian Federation under the commercial names "Mobile TeleSystems" and "MTS." Our head office is located at 4 Marksistskaya Street, Moscow 109147, Russian Federation, and the telephone number of our investor relations department is +7 095 911 6553.

        On May 10, 2001, our shareholders passed a resolution pursuant to which our wholly-owned subsidiaries, Rosico and ACC, will merge into us in order to reduce financial, managerial and other expenses connected with providing communication services in the territories in which Rosico and ACC currently operate. However, the Federal Law on Communications and other telecommunications regulations currently prohibit the transfer of licenses and require that telecommunications services must be provided by the licensee only. Thus, we have not yet undertaken these mergers, and will wait to do so until legislation permitting such transfers comes into effect or we receive special permission from the Ministry of Communications to transfer the licenses.

        Because we are the sole shareholder of Rosico and ACC, in accordance with Russian legislation, Rosico and ACC shares will be redeemed upon completion of the merger and no alteration in the amount of our authorized capital will occur. Following the merger, we will establish branch offices in the territories where Rosico and ACC are currently providing communication services. Subject to the approval by the Russian Ministry of Communications, the telecommunications licenses currently held by Rosico and ACC will be reissued to us as the legal successor of these two companies. To reflect the results of merger and the legal succession of all rights and obligations from Rosico and ACC to us, additional amendments to our charter will be required.

        MTS CJSC inaugurated service in the Moscow license area in 1994 and expanded to the adjoining Tver Region, the nearby Kostroma Region and the Komi Republic after receiving licenses for these three regions in 1997. In turn, we have continued to grow by applying for GSM licenses in new regions, investing in new GSM licensees, increasing our ownership percentage in these licensees and acquiring existing GSM license holders and operators. As of September 30, 2002, we had licenses to operate in 52 license areas, were operating in 45 of these license areas, and plan, in the near future, to commence operations or initiate studies for the commencement of operations in our seven other license areas. Our licenses authorize us to provide GSM services in both the 900 and 1800 MHz frequency bands in 37 of these regions and, as of September 30, 2002, we offered dual-band service in 36 regions, including the Moscow license area.

        We completed Eurobond offerings through Mobile TeleSystems Finance S.A., our 100% beneficially-owned subsidiary, on December 21, 2001 and March 20, 2002. The 10.95% notes, $250 million of which were issued on December 21, 2001, at 99.254%, and $50 million of which were issued on March 20, 2002, at 101.616%, were issued under an indenture dated December 21, 2001, and are part of the same series. These notes are guaranteed by us and mature on December 21, 2004. They are listed on the Luxembourg Stock Exchange. The net proceeds from these offerings of $294.4 million have been and will continue to be used for general corporate purposes, including acquisitions of regional mobile operators.

  Acquisitions

        Since 1998, we have entered into the following transactions, which collectively have added 44 regions to our license area:

  •
  In early 1998, MTS CJSC took a 24.8% founding stake in ReCom and acquired an additional 25.1% from Sistema later the same year. Our acquisition in 2001 of an additional 4% increased our ownership percentage to 53.9% and gave us operating control of ReCom;
  •
  In 1998, MTS CJSC acquired 80% of Rosico from Sistema. In 2000, we acquired the remaining 20% of Rosico from Sistema's affiliates (9.5%), Siemens (10%) and T-Mobile (0.5%);
  •
  In 1998, MTS CJSC acquired 100% of RTC CJSC, with which it subsequently merged in our formation;
  •
  In 1999, MTS CJSC acquired 100% of ACC;
  •
  In 1999, MTS CJSC acquired 51% of UDN-900;
  •
  In 2000, we acquired 51% of MSS. Our acquisition in 2001 of an additional 32.5% increased our ownership of MSS to 83.5%;
  •
  In May 2001, we acquired 100% of Telecom XXI, which holds dual-band licenses in 10 regions, including St. Petersburg;
  •
  In August 2001 and November 2002, we acquired 81% and 19%, respectively, of Telecom-900, which owns a controlling stake in three regional operators, including FECS-900 (60%), Uraltel (53.175%) and SCS-900 (51%);
  •
  In March 2002, we acquired a 51% controlling stake in Krasnodar-based CJSC Kuban GSM. Our acquisition in October 2002 of an additional 8.9% increased our ownership of Kuban GSM to 59.9%;
  •
  In May 2002, we acquired 100% of BM-Telecom, a telecommunications services provider in the Bashkortostan Republic;
  •
  In July 2002, we acquired 100% of Mobicom-Barnaul, a GSM 900 mobile operator in the Altai Region, which we renamed MTS-Barnaul in September 2002;
  •
  In September and October 2002, we acquired 66.6% and 33.3%, respectively, of Dontelecom, a GSM 900/1800 mobile operator in the Rostov Region;
  •
  In October 2002, we acquired 100% of Bit LLC, which holds GSM 900 licenses for four regions of Russia.

  Regional Expansion

        In furtherance of our goal to be the first truly national mobile operator in Russia, we have extended our focus beyond Moscow and the Moscow Region with a view towards developing our existing license areas in the regions, acquiring new regional licenses and acquiring regional operators. For a listing of our regional acquisitions see "—History—Acquisitions" above. Since January 2002, we have launched operations in 18 regions and have acquired five regional operators with licenses to operate in nine additional regions.

        St. Petersburg is among the key regions in Russia that we have focused on in developing and expanding our commercial operations. Telecom XXI, which we acquired in May 2001 for approximately $50 million, has GSM 900 and 1800 licenses to operate in 10 regions of Russia: the city of St. Petersburg, Leningrad Region, the Republic of Karelia, Nenetsky autonomous district, Arkhangelsk Region, Vologda Region, Kaliningrad Region, Murmansk Region, Novgorod Region and Pskov Region. The total population of Telecom XXI's license areas is 13.1 million people. We launched our network in St. Petersburg on December 11, 2001, and as of September 30, 2002, we had over 565,000 subscribers in St. Petersburg. Our network is also operational in each of the other nine regions covered by the Telecom XXI licenses.

        We have also expanded into the Krasnodar Region with our acquisition of a 51% stake in Krasnodar-based CJSC Kuban GSM in March 2002 for $71.4 million. Kuban GSM is Russia's largest mobile operator in the regions outside of Moscow and St. Petersburg in terms of subscribers. As of September 30, 2002, Kuban GSM had 686,510 subscribers and operated in the most populous areas of the Krasnodar Region, including Sochi, Krasnodar and Novorossisk.

        In February 2002, Kuban GSM shareholders approved the additional issuance of 3,600 shares to us, representing an additional 13% stake in the company, for $50.4 million. We purchased 2,208 of such shares for $31.9 million in October 2002, which increased our ownership stake in Kuban GSM to 59.9%, and we are considering purchasing the remaining 1,392 shares in 2003. Kuban GSM has not yet registered the placement report for its additional issuance of 3,600 shares as required under Russian law. Though Kuban GSM intends to register the placement report prior to March 20, 2003, the deadline for such registration, its failure to do so would invalidate our purchase of the 2,208 additionally-issued shares, and effectively reduce our stake in Kuban GSM to 51%. In addition, one of the existing shareholders of Kuban GSM, KubTelecom LLC, has an option to put to us the company's remaining shares. This option will be exercisable at the market price for the Kuban GSM shares from the date that is two years from the completion of our purchase of the 3,600 newly issued shares until February 15, 2006. We also have an option to buy some or all of these shares under the same conditions. We can give no assurance that this option will be exercised on favorable terms or at all. See "Risk Factors—Risks Relating to Our Business—Rapid growth and expansion may cause us difficulty in obtaining adequate managerial and operational resources, restricting our ability to expand our operations" and "—If we cannot successfully develop our network, we will be unable to expand our subscriber base and, therefore, lose market share and revenues."

        In addition to our regional expansion within Russia, we have also begun to expand commercial operations outside of Russia. In particular, in September 2001, we won a tender held by the Telecommunications Ministry of the Belarus Republic for a GSM 900/1800 license to operate in Belarus. Belarus has a population of approximately 10.0 million and a nationwide mobile penetration rate that we estimate to be at 3.5% as of September 30, 2002. Pursuant to the tender conditions:

  •
  we formed a joint venture in Belarus and contributed approximately $2.5 million for 49% of the share capital of the company, the other 51% of which is held by a state-owned enterprise;
  •
  we paid a lump sum of $10 million to the government of Belarus;

  •
  the joint venture made a one-time payment of $5 million (which was funded by a $5 million loan from us to the joint venture) and will make annual payments of $60,000 to the government of Belarus for the GSM 900/1800 license that is held by the joint venture; and

  •
  we will pay $6 million to the government of Belarus in five annual installments of $1.2 million from 2003 through 2007.

        On June 26, 2002, we received all of the governmental approvals and licenses required to commence operations in Belarus. We began operations in Belarus on June 27, 2002. We plan to pay $6 million to the government of Belarus in annual installments of $1.2 million from 2003 through 2007, as provided by the tender conditions.

        Under the terms of the tender, the license will be valid for ten years, after which it may be prolonged for two additional five-year periods, as long as the joint venture fulfills the terms of the license. At the time we won the tender, Cellular Digital Network, or Velcom, already held a GSM 900 license to operate in Belarus. Velcom's license was issued in 1998 and is also valid for ten years and may be renewed for two additional five-year periods. Velcom is a joint venture between two Belarussian state enterprises, Beltelecom and Beltechexport, which jointly own 51%, and SB Telecom, a Cypriot company owning 49%.

        Our joint venture plans to spend up to $60 million in 2003 for network development in Belarus. We initially plan to develop full GSM 900 and 1800 networks in Belarus' major cities, including Minsk and the Minsk Region, Gomel, Mogilev and the Brest Region, as well as to cover certain major highways, including the Moscow-Brest highway and train route. In addition, we expect to develop our network in certain areas near Belarus' border with Ukraine and Russia.

        On November 5, 2002, we signed agreements with all the existing shareholders of Ukrainian Mobile Communications, or UMC, providing for our acquisition of a 57.7% stake in UMC for $194.2 million. According to the agreements, we will purchase a 16.3% stake from KPN, 16.3% from Deutsche Telekom and 25.0% from Ukrtelecom.

        In addition, we entered into a put and call option agreement with TDC for the purchase of its 16.3% stake in UMC. The put option is exercisable by TDC from August 5, 2003 to November 5, 2004 at an exercise price to be calculated based upon UMC's financial performance during the year preceding TDC's election to exercise its put option. The put option is subject to a minimum exercise price of $55 million, but the actual put exercise price could be substantially higher. The call option is exercisable by us from May 5, 2003 to November 5, 2004 at an exercise price which would exceed the minimum put exercise price and could be substantially higher. We also have a call option agreement with Ukrtelecom to purchase its remaining 26% stake in UMC, exercisable from February 5, 2003 to November 5, 2005, with an exercise price of $87.6 million. If all options are exercised, we will own a 100% stake in UMC.

        Prior to our entering into the agreements for the purchase of UMC, UMC did not make payments when due under certain loans from certain of its shareholders. In connection with our agreement to acquire UMC, UMC has agreed to restructure, and we have agreed to guarantee, such indebtedness, which totals $58.1 million. The restructurings and our guarantee will become effective if and when we acquire a controlling interest in UMC.

        Completion of this transaction is subject to a number of conditions, including approval by appropriate governmental authorities in Ukraine and the Russian Federation, as well as our internal corporate approvals. No assurance can be given that the transactions noted above will be completed on the terms and conditions described, or at all.

        UMC is a leading mobile operator in Ukraine offering services to over 1.5 million subscribers as of November 1, 2002. The company operates under nationwide GSM 900/1800 and NMT 450 licenses.

Ukraine has a population of 49.3 million. According to UMC's audited results prepared under International Financial Reporting Standards (IFRS, formerly called International Accounting Standards, or IAS), the company's revenues in 2001 were $215.8 million, and net income was $44.3 million. UMC also had a working capital deficit of $65.5 million, as of December 31, 2001. Audited results prepared under IFRS may vary from those prepared in accordance with U.S. GAAP and, accordingly, UMC's financial results may vary from its reported results if prepared under U.S. GAAP.

        We intend to finance the UMC transaction through net cash flows from operations and debt financing, including with proceeds from this offering.

        In the beginning of January, 2003, a lawsuit was filed with the Commercial Court in Kiev by a company that claims to be an Ukrtelecom shareholder seeking to prevent the sale by Ukrtelecom of its shares in UMC. Specifically, the plaintiff is seeking to invalidate the Decision of the Cabinet of Ministers of Ukraine No. 227-r approving the sale by Ukrtelecom of its interest in UMC and directing Ukrtelecom to take all necessary steps to complete such sale. We understand that on January 24, 2003 the court ruled against the plaintiff, though no court opinion has been issued setting forth the basis for the ruling, and the plaintiff will have ten days from the issuance of the opinion to appeal this decision. Press reports also indicate that a second, similar complaint has been filed with a Ukrainian court by an individual claiming to be an Ukrtelecom shareholder. We presently do not intend to purchase any stake in UMC pursuant to any of our agreements with the current UMC shareholders while these lawsuits are pending; however, we expect to continuously reevaluate this position as these situations develop. We can give no assurances that this lawsuit will be resolved in favor of Ukrtelecom and that the sale by Ukrtelecom of its participation interest in UMC to us will occur.

Ownership Structure

        The following chart illustrates our ownership structure and ownership percentages of our principal subsidiaries and affiliates as of December 31, 2002:

(1)
Upon completion of our initial public offering on July 6, 2000, selected directors, key advisors and executives of MTS received 3,587,987 shares of our common stock representing 0.18% of our issued and outstanding shares. See "Management—Management Stock Bonus and Stock Option Plans." The terms of our stock option plan allow our directors and executives, together with management, to receive up to an additional 9,966,631 shares of our common stock, representing 0.5% of our issued and outstanding shares. These 9,966,631 shares, which were issued to Rosico in our initial public offering, will be held either as treasury shares or transferred to a wholly-owned subsidiary following completion of our merger with Rosico. Please refer to note 21 to our consolidated financial statements.

(2)
VAST is a limited partnership formed under the laws of the Russian Federation. Sistema owns a 51% interest in VAST. ASVT OJSC, a Russian telecommunications company, owns the remaining 49% interest in VAST.

(3)
At an extraordinary general meeting on May 10, 2001, our shareholders passed a resolution pursuant to which our wholly-owned subsidiaries Rosico and ACC will be merged into us. For a discussion of our merger plans, see "Business—History" and "Risk Factors—Risks Relating to Our Financial Condition—If our subsidiary Rosico is forced into liquidation due to negative net equity, we would lose our ability to operate under its license, resulting in the loss of subscribers and their associated revenue."

        All of our subsidiaries, with the exception of Mobile TeleSystems LLC and Mobile TeleSystems Finance S.A., are organized and operate under the laws of the Russian Federation. Our ownership interest and voting power in each subsidiary shown above are identical. Our strategic shareholder T-Mobile is a telecommunications company with significant telecommunication assets and experience, and our strategic shareholder Sistema is a Russian financial industrial group.

Current Operations

  License Areas

        The following table shows, as of December 31, 2002, information with respect to the license areas in which we provide or expect to provide GSM services:

	GSM 900		GSM 1800
License Region
	Licensee(1)	Expiry date	Licensee(1)	Expiry date
Moscow License Area
Moscow	MTS OJSC	December 1, 2004	Rosico	April 28, 2008
Moscow Region	MTS OJSC	December 1, 2004	Rosico	April 28, 2008
St. Petersburg License Area
St. Petersburg	Telecom XXI	April 28, 2008	Telecom XXI	April 28, 2008
Leningrad Region	Telecom XXI	April 28, 2008	Telecom XXI	April 28, 2008
Regional License Areas
European Russia
Adygeya Republic	Kuban GSM	April 28, 2008
Arkhangelsk	Telecom XXI	April 28, 2008	Telecom XXI	April 28, 2008
Bashkortostan Republic	BM-Telecom	August 22, 2007	BM-Telecom	August 22, 2007
Belgorod	ReCom	May 15, 2008	Rosico	April 28, 2008
Bryansk	ReCom	May 15, 2008	Rosico	April 28, 2008
Ivanovo			Rosico	April 28, 2008
Kaliningrad	Telecom XXI	April 28, 2008	Telecom XXI	April 28, 2008
Kalmykia Republic(2)	Bit LLC	January 25, 2011
Kaluga	MTS OJSC	October 1, 2006	Rosico	April 28, 2008
Karelia	Telecom XXI	April 28, 2008	Telecom XXI	April 28, 2008
Kirov	Rosico	April 28, 2008	Rosico	April 28, 2008
Komi Republic	MTS OJSC	August 22, 2007	Rosico	April 28, 2008

Komi-Permyatsk(2)			Rosico	April 28, 2008
Kostroma	MTS OJSC	August 22, 2007	Rosico	April 28, 2008
Krasnodar Region	Kuban GSM	May 30, 2007	Kuban GSM	May 30, 2007
Kursk	ReCom	May 15, 2008	Rosico	April 28, 2008
Lipetsk	ReCom	May 15, 2008	Rosico	April 28, 2008
Murmansk	Telecom XXI	April 28, 2008	Telecom XXI	April 28, 2008
Nenetsk	Telecom XXI	April 28, 2008	Telecom XXI	April 28, 2008
Nizhny Novgorod	Rosico	April 28, 2008	Rosico	April 28, 2008
Novgorod	Telecom XXI	April 28, 2008	Telecom XXI	April 28, 2008
Orel	ReCom	May 15, 2008	Rosico	April 28, 2008
Orenburg(2)			Rosico	April 28, 2008
Perm	Rosico	April 28, 2008	Rosico	April 28, 2008
Rostov	Dontelecom	July 1, 2005	Dontelecom	July 1, 2005
Pskov	MTS OJSC	October 1, 2006
Pskov	Telecom XXI	April 28, 2008	Telecom XXI	April 28, 2008
Ryazan	MTS OJSC	October 1, 2006	Rosico	April 28, 2008
Saratov(2)	MTS OJSC	July 11, 2012
Smolensk	MTS OJSC	October 1, 2006	Rosico	April 28, 2008
Tambov			Rosico	April 28, 2008
Tula	MTS OJSC	October 1, 2006	Rosico	April 28, 2008
Tver	MTS OJSC	April 4, 2007	Rosico	April 28, 2008
Udmurt Republic	UDN	February 21, 2007	Rosico	April 28, 2008
Vladimir	MTS OJSC	October 1, 2006	Rosico	April 28, 2008
Vologda	Telecom XXI	April 28, 2008	Telecom XXI	April 28, 2008
Voronezh	ReCom	May 15, 2008	Rosico	April 28, 2008
Yaroslavl			Rosico	April 28, 2008
Asian Russia
Altai Region	MTS-Barnaul	September 8, 2010
Altai Republic	SCS-900	July 19, 2011
Amursk	ACC	January 10, 2007
Chelyabinsk	Rosico	April 28, 2008	Rosico	April 28, 2008
Chukotka(2)	Bit LLC	July 19, 2011
Khabarovsk	FECS-900	January 10, 2007	FECS-900	January 10, 2007
Kurgan			Rosico	April 28, 2008
Khanty Mansiysk(2)			Rosico	April 28, 2008
Novosibirsk	SCS-900	February 21, 2007	SCS-900	February 21, 2007
Omsk	MSS	December 20, 2006
Sakhalin(2)	Bit LLC	July 19, 2011
Sverdlovsk Region	Uraltel	March 1, 2006	Uraltel	March 1, 2006
Sverdlovsk Region			Rosico	April 28, 2008
Tyumen			Rosico	April 28, 2008
Tyva Republic(2)	Bit LLC	July 19, 2011
Yamalo-Nenetsk(2)			Rosico	April 28, 2008

(1)
Each of the licenses held by us, ReCom, UDN-900, MSS and ACC are specific to the Moscow license area or a single region. Rosico has licenses which cover the following:

(a)
Moscow license area;

(b)
Central, Central Black Earth and Volga regions (Tver, Kostroma, Tula, Vladimir, Ryazan, Smolensk, Kaluga, Voronezh, Bryansk, Belgorod, Lipetsk, Orel, Nizhny Novgorod, Kirov, Yaroslavl, Kursk, Tambov and Ivanovo regions); and

  (c)
  Urals, Northern and Western Siberia regions (Udmurt Republic, Chelyabinsk, Sverdlovsk, Kurgan, Orenburg, Perm regions and Komi-Permyatsk Autonomous District in the Urals, Komi Republic in the Northern Region and Tyumen Region, Khanty-Mansiysk and Yamalo-Nenetsk Autonomous Districts in Western Siberia Region).

  Telecom XXI holds licenses which cover North, North-West and Kaliningrad regions (St. Petersburg, Leningrad, Arkhangelsk, Vologda, Murmansk, Novgorod, Pskov, Kaliningrad regions, Karelia Republic and Nenetsk Autonomous District).

(2)
Our regional license areas in which the licensee has not commenced commercial operations.

        Each of our licenses, except the licenses covering the Moscow license area, contains a requirement that service be commenced and that subscriber-number and territorial-coverage targets be achieved by a specified date. We have met these targets or received extensions to these dates in those regional license areas in which we have not commenced operations. Neither the Ministry of Communications nor other parties have taken or attempted to take legal actions to suspend, revoke or challenge the legality of any of our licenses. We have not received any notice of violation of any of our licenses, and we believe that we are in compliance with all material terms of our licenses.

Services Offered

  Network Access

        We primarily offer mobile cellular voice, data and facsimile communication services to our subscribers on the basis of various tariff plans. In general, subscribers pay a monthly subscription fee and a per-minute charge for usage. However, we also offer tariff plans that do not require subscribers to pay a monthly subscription fee.

  Automatic Roaming

        Roaming allows our customers, both subscribers and guest roamers, to receive and make international, local and long-distance calls while traveling outside of their home network. Roaming is provided through individual agreements between us and other GSM operators. Unlike many non-GSM providers that require additional equipment or prior notification, our roaming service is instantaneous, automatic and requires no additional equipment.

        As of September 30, 2002, we had bilateral roaming contracts with 237 GSM service providers in 106 countries. We continually seek to expand our roaming capability and are currently in negotiations with additional operators. In Russia, as of September 30, 2002, in addition to our network coverage area in 45 regions of Russia, GSM service is available to our subscribers in parts of 31 other regions of Russia, including in most major cities, as a result of roaming agreements.

        Roaming agreements regulate the relations and billing procedures between operators. The host operator sends the roamer's home operator a bill for the roaming services provided to the roamer. The roamer's home operator pays the host operator directly for the roaming services and then includes the amount due for the provision of roaming services in the roaming subscriber's monthly bill.

  Value-Added Services

        We offer the following value-added services to our customers in Moscow and in a number of the regions. These services may be included in the tariff plan selected by the subscriber or subscribers may pay additional monthly charges and, in some cases, usage charges for them:

  •
  Call Divert/Forwarding;

  •
  Call Barring;

  •
  Caller ID Display;

  •
  Call Waiting;

  •
  Itemization of Monthly Bills;

  •
  Voicemail;

  •
  Information and Directory Service;

  •
  International Access Service;

  •
  Automatic Customer Care System;

  •
  Customer Care System through the Internet;

  •
  Short Message Service (SMS);

  •
  General Packet Radio Service (GPRS);

  •
  Wireless Application Protocol (WAP); and

  •
  SIM-browser.

  Other Services

        In addition to cellular communication services, we offer corporate clients a number of telecommunication services such as design, construction and installation of local voice and data networks capable of interconnecting with fixed line operators, installation and maintenance of cellular payphones, lease of digital communication channels, access to open computer databases and data networks, including the Internet, and provision of fixed, local and long-distance telecommunication services, as well as video conferencing.

Sales and Marketing

  Target Customers

        Our target customers historically have included companies, professionals, high-income individuals, reporters, government organizations, businesspersons and diplomats. However, following the economic crisis in August 1998, we launched lower tariffs and widened our cellular services market, aggressively targeting new customer segments, such as family members of existing subscribers, students, retirees and other mass market customers. We also offer reduced tariffs and lower payments for certain value-added services. Although these newer customer segments have lower average monthly usage than our traditional customer base, they have begun to represent the bulk of new demand for cellular services. We believe that we will be able to provide the network capacity and expand our coverage area to serve these new customer segments.

  Advertising and Marketing

        Our advertising consists of:

  •
  brand and image advertising and public relations to position us as a leading cellular operator in Russia;

  •
  information advertising to inform potential customers of the advantages of GSM technology, the high quality and variety of our services and the extensive coverage we offer; and

  •
  product- and tariff-related advertising to inform customers of specific promotions, new tariffs and pricing discounts.

        We use a combination of newspaper, magazine, radio, television and outdoor advertising, including billboards and signs on buses and kiosks, and exhibitions to build brand awareness and stimulate demand. Our indirect advertising includes sponsorship of high-profile television programs, sporting events, concerts and other popular events. We combine our advertising campaigns with those of telecommunication equipment manufacturers such as Sony Ericsson, Siemens, Nokia and Panasonic. We are also coordinating the advertising policies of our dealers to capitalize on the increased volume of joint advertising and preserve the integrity and high-quality image of the MTS brand. As we expand our network, we intend to concentrate a greater part of our advertising and marketing effort on positioning us as a national brand. We plan to focus our advertising and marketing on the affordability and variety of our tariff plans, on the broad coverage of our network and the use and availability of national roaming.

  Sales and Distribution

        As of September 30, 2002, our distribution network in the Moscow license area consisted of 22 integrated sales and customer service centers and over 3,600 independent dealer distribution outlets. We had over 150 sales and customer service centers in Russia. In response to the demand shift to mass market subscribers, we have adjusted our distribution strategy and begun to open new dealer outlets in places of high consumer activity, such as supermarkets and malls.

        In certain of our regional license areas, we intend to form joint ventures or enter into other cooperative arrangements, when prudent, to perform such tasks as marketing and sales and collection of subscriber payments. We expect that these joint ventures will have agreements with sub-dealers to better service the local markets. We also have formed three affiliates in which we have 26% stakes: MTS-RK in the Komi Republic, MTS-T in the Tver Region and MTS-K in the Kostroma Region. We have also formed a subsidiary, MTS-NN, in Nizhny Novgorod of which we own 65%. We have, consistent with our policy of ensuring MTS brand integrity, retained ownership of the local network elements, as well as responsibility for their construction, operation and maintenance. These joint ventures also collect subscriber payments, which they remit in full to us. We have also opened branches in 25 regions.

        Some of our dealers purchase handsets directly from us and then sell them to the subscribers that they enroll. Whether a new subscriber connects to our network with equipment purchased from a dealer or directly from us, we do not charge a connection fee. Under our current policy, dealers receive a commission per subscriber connected based on their monthly sales volume. The commission in Moscow license area, between $40 and $50 per subscriber as of September 30, 2002, increases with the number of new subscribers a dealer signs. As of September 30, 2002, the commission in St. Petersburg was between $20 and $55 and between $10 and $14 in the other territories comprising the North-West license area. Dealer commissions in the other regional license areas were between $5 and $30. Dealers also receive a commission for the sale of additional services to subscribers; for each subscriber that maintains an added service for at least three months, the selling dealer receives from us the equivalent of one month's payment for such service.

        We limit our credit exposure to dealers by controlling the cash flow from customers. If a new customer pays in cash, the dealer remits the full amount received to us within three days, and we then pay the commission to the dealer by the end of the month. If the customer chooses to pay by bank transfer or by credit card, the customer pays us directly, and we pay the dealer its commission after the end of the month.

        After a dealer activates a subscriber's contract, if such subscriber's usage of our voice and non-voice services over the following six-month period amounts to less than the amount of the dealer's commission, the dealer must reimburse the difference to us. We believe that this gives dealers an incentive to seek high-quality subscribers so as to avoid any loss of commission.

        As of September 30, 2002, approximately 86.0% of our new subscribers enrolled through independent dealers, and we enrolled the remainder directly. During 2001 and the first nine months of

2002, in the Moscow license area we increased our direct sales staff by approximately 55.0% from year-end 2000 and now employ approximately 226 sales staff. We also added 11 new integrated sales and customer service centers, for a total of 22 as of September 30, 2002. In response to demand shifts, some of these centers are located outside the central Moscow business district in outlying suburban areas. We also have approximately 130 integrated sales and customer service centers in regions outside of Moscow. We intend to continue expanding our internal distribution network, as well as our independent dealer distribution network. In addition, we intend to allow independent dealers to begin servicing some aspects of our subscribers' accounts, such as the switching on and off of additional services and payment collection.

        As the geographic range of our network expands, we expect to increase the number of distribution points, primarily through increasing the number of dealers under contract with us and creating joint ventures with local partners to act as our dealers.

  Management

        We appointed Mikhail Susov to the newly-created executive position of First Vice President in February 2002. Mr. Susov and the experienced marketing team that accompanied him are responsible for business development, marketing, customer service and sales.

  Competition

        We compete with at least one other mobile cellular operator in each of our markets. Competition is based largely on local tariff prices and secondarily on network coverage and quality, the level of customer service provided, roaming and international tariffs and the range of services offered.

        The following table illustrates the number of mobile cellular subscribers for each network operator in the Moscow license area at the year-end of 1998, 1999, 2000 and 2001 and the first nine months of 2001 and 2002:

	December 31,				Nine Months Ended September 30,
	1998	1999	2000	2001	2001	2002
	(in thousands)
MTS (GSM)	112	298	1,106	2,035	1,926	2,688
VimpelCom total, of which:(1)	124	351	780	1,911	1,357	3,305
D-AMPS	103	219	334	271	299	188
GSM	21	132	446	1,640	1,058	3,117
Sonic Duo (part of the MegaFon group)(2)	0	0	0	26	0	162
MCC (NMT)(2)	90	92	94	72	75	65
Sonet (CDMA)(2)	2	12	15	56	43	75

Total	328	753	1,995	4,100	3,401	6,295

(1)
Source: VimpelCom press releases, dated March 26, 1999; April 14, 2000; April 26, 2001; March 20, 2002; and November 21, 2002.
(2)
Source: AC&M-Consulting.

  VimpelCom

        VimpelCom, which operates both D-AMPS and dual-band GSM networks, is one of our principal competitors in the Moscow license area and in several regions outside Moscow and the Moscow Region.

        In the Moscow license area, we believe that VimpelCom will continue to be our primary competitor for the foreseeable future. VimpelCom reported approximately 4.0 million subscribers at September 30, 2002, according to a VimpelCom press release, including 3.3 million in the Moscow license area. At September 30, 2002, according to AC&M-Consulting, VimpelCom had a 53.0% market share in Moscow, while we accounted for 43.0%. VimpelCom and its subsidiaries also hold licenses to operate D-AMPS networks in nine other regions of Russia and licenses to operate GSM networks in the North-West Region, Central Region and Central Black Earth Region, the Volga Region, the North Caucasus Region and the Siberian Region. At September 30, 2002, according to AC&M-Consulting, VimpelCom had a 15.0% market share of total wireless subscribers in Russia, excluding the Moscow and St. Petersburg license areas, while we accounted for 46.0%.

        VimpelCom operators also compete with us in several regions outside of Moscow and the Moscow Region, including in the North Caucasus Region and Central Russia. In January 2002, VimpelCom-R, a regional division of VimpelCom, launched operations in several regions in Siberia. We expect that VimpelCom-R will compete with our subsidiaries in Novosibirsk and Nizhny Novgorod, and that its entry into the Siberian market generally will lead to an increase in competition in that area. In addition, in September 2002, VimpelCom was awarded a license to operate a GSM 1800 network in the North-West Region, which includes St. Petersburg. According to press reports, VimpelCom estimates that it will take six months from the time of its receipt of this license to roll out its network in the North-West Region.

        VimpelCom has also developed roaming networks. In 1998, VimpelCom launched its dual-band GSM network, which offers its GSM subscribers international roaming capability comparable to ours. For a description of the risks we face from increasing competition, see "Risk Factors—Risks Relating to Our Industry—We face increasing competition from existing licensees that may result in reduced operating margins, loss of market share and diminished value in our services, as well as lead us to make different pricing, service or marketing decisions."

  MegaFon

        In addition to VimpelCom, we also compete with Sonic Duo, MegaFon in St. Petersburg and several other MegaFon group operators in a number of license areas.

        In the Moscow license area we compete with Sonic Duo, a mobile operator with a GSM 900/1800 license for the Moscow license area which launched commercial operations in November 2001. According to AC&M-Consulting, MegaFon had 162,000 subscribers in the Moscow license area as of September 30, 2002. In the North-West Region, where St. Petersburg is located, our principal competitor is MegaFon, formerly known as North-West GSM. MegaFon is the primary operator in the North-West Region and was the first company to provide GSM services in that region. As of September 30, 2002, according to a MegaFon press release, MegaFon had 1.4 million subscribers in the North-West Region. Both Sonic Duo and the former North-West GSM are among the MegaFon group's nine regional subsidiaries which, together, have GSM 900/1800 licenses covering the entire territory and population of the Russian Federation.

        According to AC&M-Consulting, MegaFon had a combined subscriber base of 2.3 million as of September 30, 2002, and has licenses to operate in all 89 regions of the Russian Federation. The MegaFon group's subsidiaries have instituted a unified intra-network roaming tariff, and are expected to introduce unified tariffs in each of the regions in which they operate. According to a MegaFon press release, MegaFon intends to invest $600 million in the development of its regional network over the next three years. For a description of the risks we may face in connection with the development and growth of MegaFon, see "Risk Factors—Risks Relating to Our Industry—The creation of MegaFon through the merger of Sonic Duo, North-West GSM and several other regional operators resulted in a new competitor that may receive preferential treatment from the federal government and benefit from the resources of its shareholders, potentially giving it a substantial competitive advantage over us."

  Local Operators

        In addition to our principal competitors, VimpelCom and MegaFon, which do not operate in all of the regions in which we operate, we compete with local operators using a variety of standards.

        In the Moscow license area, we compete with MCC, which operates an analog network based on the NMT standard. MGTS, which is a subsidiary of Sistema, owns a minority stake in MCC, which commenced operations in December 1991. According to AC&M-Consulting, at September 30, 2002, MCC had approximately 65,000 subscribers in the Moscow license area. MCC has elected to pursue a license to operate a third-generation network based on the CDMA 2000 standard, which would operate on the same frequencies as the current network operated by MCC. In March 2000, the Ministry of Communication issued an approval to MCC to construct a trial network using the CDMA 400 standard. In addition, MCC, together with the Ministry of Communications and a Russian telecommunications company, Interregional Transit Telecom, established a unified NMT roaming network in Russia under the commercial name "Sotel," allowing automatic roaming in certain regions of Russia using the NMT standard. As of September 30, 2002, NMT roaming was available in most regions of Russia, as well as in countries of the former Soviet Union.

        In addition, we may face future competition from JSC Personal Communications, a CDMA network operator in the Moscow license area which began operations under the brand name "Sonet" in August 1998. JSC Personal Communications is a subsidiary of MTU-Inform, which is indirectly controlled by Sistema. Sonet's license was recently extended by the Ministry of Communications until the end of 2004 with an obligation to reach a minimum of 100,000 subscribers. CDMA licenses in other regions have been issued primarily to the regional public switched telephone network operators, which are subsidiaries of Svyazinvest.

        In St. Petersburg, we compete with regional operators Fora Communications, operating on the D-AMPS standard, and Delta Telecom, operating on the NMT-450i standard. In Nizhny Novgorod, where we started operations on September 26, 2001, our primary competitor is Nizhny Novgorod Cellular Communications. According to AC&M-Consulting, as of September 30, 2002, Nizhny Novgorod Cellular Communication had approximately 126,000 subscribers. In Ekaterinburg, we compete with Ekaterinburg 2000, a D-AMPS operator with over 30,000 subscribers. In the Siberian city of Omsk, we compete primarily with Siberian Cellular Communication, a D-AMPS operator with more than 25,000 subscribers. In Novosibirsk, one of our competitors is Cellular Company, a D-AMPS operator with over 35,000 subscribers.

  Tariffs

        We customize our marketing efforts and pricing policies in each region in consideration of such factors as the average income levels, competitive environment and subscriber needs in a particular region, all of which vary from region to region. Consistent with our marketing strategy, we have developed new tariff plans to appeal to a broader market.

        As of September 30, 2002, our subscribers in Moscow could choose from one of eighteen tariff plans. Each of the regions outside of the Moscow license area has a variety of tariff plans in effect, some of which are different than those offered in the Moscow license area. All of our tariff plans combine different initial connection fees, monthly network access fees (with the exceptions of the "Jeans" tariff plan discussed below), per minute usage charges and value-added services in packages designed to appeal to different market segments. While we intend to eventually introduce uniform tariff plans so that the categories of tariff plans offered in the regions will match the categories of tariff plans offered in the Moscow license area, the prices of these plans will likely continue to differ from region to region and likely remain higher in the Moscow license area.

        We set prices with reference to the market and believe that our pricing is competitive vis-à-vis other providers of mobile communications services. While we have traditionally designed our tariff plans to appeal to high- and medium-usage subscribers, we have also begun to target the mass-market subscriber segment with a new, prepaid tariff plan. We market this new tariff under the distinct brand name "Jeans" rather than "MTS" in order to maintain our core image as a premium mobile service provider. We expect that, as the mass market is penetrated and subscriber numbers increase, competition will place downward pressure on the prices we charge for our services.

        Our tariff plans offer a variety of pricing schemes. The following description of tariffs and charges are, in each case, exclusive of VAT. As of September 30, 2002, the per-minute tariff for calls to Moscow from Moscow varied from $0.06 per minute to $0.24 per minute during peak periods and from $0.09 per minute to $0.19 per minute during off-peak periods, with some plans offering discounted rates at night, sometimes as low as $0.04 per minute. As of September 30, 2002, the per minute prices in the regions outside of the Moscow license area ranged from $0.01 per minute to $1.00 per minute during peak periods, and from $0.01 per minute to $0.75 per minute during off-peak periods, with some plans offering discounted rates at night, sometimes as low as $0.01 per minute; in St. Petersburg tariffs varied from $0.01 per minute to $0.19 per minute. Higher rates apply to domestic long distance calls and, as of September 30, 2002, we assessed a surcharge for all international calls that ranged from $1.35 per minute for calls to Europe to $2.40 per minute for calls to Africa. Our value-added services, such as Caller ID and Call Waiting, are sometimes included in the plan at no additional charge and sometimes carry a charge between $1.00 and $3.00 per month, depending on the plan. We also offer special tariffs for intranet calls that are considerably lower than normal roaming tariffs.

        In addition, in the Moscow license area, calls from one cellular telephone to another within the same network connected to the same mobile switching center are charged at no cost to the subscriber receiving the call, and at a discount of 20% to 50% to the subscriber placing the call. Similar discounts are also available to subscribers in other regions. In comparison, some of our competitors do not charge their subscribers for specific categories of incoming calls under certain of their tariff plans.

        We launched our first tariff plan geared at mass-market subscribers, which we market under the "Jeans" brand, on November 15, 2002 in Moscow and 37 other regions in Russia. The Jeans brand is a prepaid tariff, and it includes features such as no monthly subscription fee, per-second billing, free incoming calls from MTS subscribers and advance payment credit expiration dates. In December 2002 we introduced a promotion whereby our "Jeans" tariff subscribers in the Moscow license area will receive all incoming calls free of charge through June 2003. For the Jeans tariff only, we define "subscriber" as an individual or organization whose account does not have a negative balance for more than one hundred and eighty-three days, in contrast to sixty-one days for our other tariff plans.

  Customer Payments and Billing

        Before 1997, subscribers were enrolled in a credit payment system under which they were billed monthly for their access, usage and value-added service fees. Since November 1997, we have enrolled new subscribers, except for certain corporate clients, in an advance payment program under which the customer prepays a specific amount to cover these fees.

        We believe that customer acceptance of the advance-payment option is due to the high degree of automation of our customer care and billing system, which telephonically transmits reminders to add funds before service is discontinued, helping subscribers to monitor and control their mobile telephone expenses. Our advance payment system monitors each subscriber account and sends a ten-day advance warning on the customer's mobile telephone when the advance payment amount decreases below a certain threshold, which is approximately the average consumption by the subscriber for a ten-day period. Then the system sends a daily telephonic reminder or SMS of the decreasing account balance, including the current level of the subscriber's remaining deposit and a recommendation as to the sum that should be advanced to us based on the subscriber's historical usage. In addition, we have implemented an enhancement to the system that allows such reminders to be sent via our Short Message Service.

        Under the credit payment system, customers are billed monthly in arrears for their network access and usage. If the invoice is not paid within 25 days, the customer may face an up to $20 late payment charge. We limit the amount of credit extended to customers based on the customer's payment history, type of account and past usage. As of September 30, 2002, subscribers using the credit system of payment had a maximum credit limit of $1,000. When the limit is reached, the subscriber receives an invoice, which must be paid within five days. If the subscriber fails to do so, we block the telephone until the invoice is settled. We actively manage our subscriber base to migrate existing credit payment customers over to the advance-payment system. However, existing credit payment customers may continue on their old tariff plan as long as their accounts remain in good standing. As of September 30, 2002, approximately 4.0% of our customers used the credit system, while 96.0% used the advance-payment system.

        We upgraded our billing system in October 2001. Prior to this upgrade, we had experienced some negative reaction from subscribers in the Moscow license area due to the sometimes substantial time gap between the time of use and the date on which the use was actually charged to the subscriber. This time gap problem intensified as our subscriber base increased. In order to remedy this problem, we upgraded our billing system software to decrease the delay between usage and billing for subscribers in the Moscow license area. As a result of this upgrade, the time gap between usage and billing has rarely exceeded one to two hours, making it easier for our subscribers to keep track of their balance.

        Our tariffs are quoted in currency units equivalent to U.S. dollars. Invoices specify the amount owed in U.S. dollar-equivalent units and require translation into rubles in order to make payments. As of September 30, 2002, we offered our subscribers in the Moscow license area six ways to pay, including by cash or credit card, wire transfer, on account, prepaid cards and express-payment cards.

        In St. Petersburg and all other regions outside of the Moscow license area, our customers can pay in cash, by credit card, wire transfer or, in some regions, by express-payment cards or on account. We are currently in the process of making the express-payment card method available to customers in all regions.

  Customer Service

        We believe that to attract and retain customers, we must provide a high level of service in the key areas of customer assistance, care and billing. In the Moscow license area, as of September 30, 2002, we had an over 380-station call center that provides customer service in Russian and English 24 hours a day, seven days a week. Customer service representatives answer about 25,000 calls per day, including inquiries regarding disconnection due to lack of payment, handset operation, roaming capabilities, service coverage and billing. A special group of customer service representatives handles customer claims and assists customers who wish to change their services. In addition, customer service staff follow up with customers who have discontinued service to determine the reasons for disconnection and to help us improve our services or tariff plans to accommodate subscriber needs. We also have more than 400 customer service and financial control department representatives at our 22 walk-in centers in the Moscow license area to assist customers and address their questions. Each representative serves, on average, approximately 100 customers a day. We plan to open a new call center in 2003 designed to allow us to reduce the average waiting time by half.

        Our customers are able to automatically access their account balance information, activate certain value-added features and receive information regarding us and our services by calling, at no charge to the customer, our Automatic Customer Care System at "0880" or "767-0880." In December 1999, we also introduced a new, Internet-based service, "Customer Care System Through the Internet." This service allows subscribers to access their accounts via our Internet site and carry out, on-line, all major account activities such as payments by credit cards, viewing and delivery of itemized statements by fax or via e-mail and changes in the selection of value-added services.

Network Technology

        We believe that geographic coverage, capacity and reliability of the network are key competitive factors in the sale of mobile cellular telecommunication services. Our network is based primarily on GSM 900 infrastructure, augmented by GSM 1800 equipment. We use GSM 1800 equipment in high-use areas, because 1800 MHz base stations are more efficient in relieving capacity constraints in high traffic areas. Although there is no difference in quality between GSM 900 and GSM 1800 services, the higher-frequency 1800 MHz signals do not propagate as far as 900 MHz signals. As a result, more 1800 MHz base stations are typically required to achieve the same geographic coverage. Accordingly, in regions where geographic coverage, rather than capacity, is a limiting factor, networks based on GSM 900 infrastructure are typically superior to those based on GSM 1800, because they require fewer base stations to achieve coverage and, therefore, cost less. In most markets, including in Russia, the most efficient application of GSM technology is to combine GSM 900 and GSM 1800 infrastructure in a unified network, which is commonly referred to as a dual-band GSM network.

  Network Infrastructure

        We use switching and other network equipment supplied by Motorola, Siemens, Ericsson and other major network equipment manufacturers. The radio frequencies allocated to us for the operation of GSM 900 span 11.4 MHz of spectrum in the city of Moscow and 10.2 MHz of spectrum in the Moscow Region. The frequencies allocated to us in the city of Moscow include 1.2 MHz of limited capacity spectrum with restricted emanation that we may only use in the Moscow underground or in a microcell to enhance coverage and capacity within buildings. During 2001, we returned 3.2 MHz of limited capacity spectrum with restricted emanation to the Ministry of Communications to allow research into the joint use of frequency spectrum by cellular operators. In addition, we have frequencies spanning 24.6 MHz of spectrum in the Moscow license area for operation of GSM 1800 base stations. We believe that these allocations in the Moscow license area are adequate and that we have also been allocated adequate spectrum in our regional license areas.

        The radio frequencies allocated to us for the operation of GSM 900 span 6 MHz of spectrum in the city of St. Petersburg. We also have frequencies spanning 18 MHz of spectrum in the St. Petersburg license area for operation of GSM 1800 base stations.

        In September 2000, we began installing GPRS equipment in the Moscow license area, and we currently have enough GPRS software to support a majority of our base stations in the Moscow license area. We have also installed GPRS technology in several of our regional license areas. In the regions in which it is available, we currently offer GPRS in test mode free of charge to our subscribers. We intend to examine its commercial viability as a paid-for service in the future.

  Third-Generation Technology

        Third-generation networks, using UMTS technology, will allow subscribers to send video images and access the Internet using their handsets at transmission speeds of up to 2000 Kb per second. We currently operate one of four experimental third-generation networks existing in the Russian Federation utilizing rented network equipment. The 3G Association, an industry group charged with advising the Ministry of Communications of the Russian Federation on the procedure for allocating third-generation licenses and regulating third-generation operations, has proposed that we, VimpelCom and MegaFon each be issued a third-generation license, and that a fourth license be issued to a fourth operator. Though the Ministry of Communications was expected to announce the license allocation procedure during the second half of 2002 and issue the licenses during 2003, to date, no allocation procedures have been announced. We estimate that the initial buildout of our third-generation network in the Moscow license area will require an investment of $60 million to $100 million.

  Base Station Site Procurement and Maintenance

        The process of obtaining appropriate sites requires that our personnel coordinate, among other things, site-specific requirements for engineering and design, leasing of the required space, obtaining all necessary governmental permits, construction of the facility and equipment installation. We use site development software supplied by Lucent Technologies to assess new sites so that the network design and site development are coordinated. Our own software can create a digital cellular coverage map of Moscow, taking into account the peculiarities of the Moscow urban landscape, including the reflection of radio waves from buildings and moving automobiles. Used together, these software tools enable us to plan base station sites without the need for numerous field trips and on-site testing, saving us considerable time and money in our network buildout.

        Base station site contracts are essentially cooperation agreements that allow us to use space for our base stations and other network equipment. The terms of these agreements range from one to 49 years, with the term of a majority of agreements being three to five years. Under these agreements, we have the right to use premises located in attics or on top floors of buildings for base stations and space on roofs for antennas. We pay the lessor in cash or with telephones that provide a specified amount of free usage or a combination of both, which is accounted for on the basis of standard rates. In areas where a suitable base station site is unavailable, we construct towers to accommodate base station antennae. We anticipate that we will be able to continue to use our existing GSM 900 base station sites and to co-locate GSM 1800 base stations at some of the same sites.

        To provide quality service to subscribers, our maintenance department, staffed 24 hours per day, performs daily network integrity checks and responds to reported problems. Our technicians inspect base stations and carry out preventative maintenance at least once every six months.

  Interconnect Arrangements and Telephone Numbering Capacity

        Cellular operators must interconnect with local, inter-city and international telephony operators to obtain access to their networks and, via these operators, to the networks of other operators around the world. We have local interconnection agreements, including agreements for the provision of telephone numbering capacity, with several telecommunications operators in Moscow and in the other regions, including the public switched telephone network operator in the city of Moscow, MGTS, as well as MTU-Inform, majority owned by MGTS, and Telmos, a joint venture of MGTS with Sistema and Rostelecom. See "Certain Transactions with Related Parties" for additional information regarding these operators. For use of 11-digit telephone numbering capacity and the associated interconnection, we have agreements with Rostelecom. Local interconnection typically entails payment of a one-time connection fee, a monthly fee per subscriber connected and a usage charge based on minutes of traffic, or some combination thereof.

        To provide our subscribers with domestic long-distance services, we have interconnection agreements with Rostelecom and Interregional Transit Telecom and, to provide international services, with Rostelecom and Sovintel, a joint venture of Rostelecom and Golden Telecom, Inc. MTU-Inform and Telmos also provide domestic long-distance and international services through interconnection with the Rostelecom network. Most interconnection fees are based on usage by minute and vary depending on the destination called.

        Russian legislation requires that public switched telephone networks may not refuse to provide interconnection or discriminate against one operator in comparison to another; in practice, however, it has been our experience that some regional network operators do discriminate among mobile operators by offering different interconnection rates to different mobile operators. See "Risk Factors—Risks Relating to Our Business—If we cannot interconnect cost-effectively with other telecommunications operators, we may be unable to provide services at competitive prices and therefore lose market share and revenues." Certain interconnection fees are subject to government regulation, such as those set by Rostelecom.

        A combination of regulatory, technological and financial factors has led to the limited availability of local telephone numbering capacity in Moscow and the Moscow Region. Moscow's "095" code and the Moscow Region's "096" code have already reached numbering capacity limits, and additional codes are expected to be introduced in 2003. See "Risk Factors—Risks Relating to Our Industry—The public switched telephone networks have reached capacity limits and need modernization, which may inconvenience our subscribers and will require us to make additional capital expenditures." To meet subscriber demand and provide for an adequate inventory of numbering capacity, we have purchased numbering capacity from various vendors for cash. Our right to use this numbering capacity ranges from five years to an unlimited period of time. See "Risk Factors—Risks Relating to Our Business—We must change the federal prefix telephone code used by many of our subscribers in the Moscow license area, which could result in an increase in churn and a loss of market share and revenues." See Note 10 to our consolidated financial statements. As of September 30, 2002, we had numbering capacity for over 4.5 million subscribers in the Moscow license area. We amortize the acquisition costs of numbering capacity over a period of five to ten years. See Note 3 to our consolidated financial statements.

        To foster the growth of telecommunications in Russia and to increase the telephone numbers available to GSM operators in Russia, the Russian government has devised a plan to link all GSM operators in Russia by means of a national network. As envisioned, this network would be based around eight hubs to be linked together through fiber-optic cable connections. In accordance with a Ministry of Communications decree, we were appointed a coordinating operator in the Central Region of Russia, which includes 16 operators. We expect that we and other GSM operators in Russia will, if and when this national network is implemented, be able to decrease reliance on current interconnection arrangements.

  Network Monitoring Equipment

        Through our operation and maintenance center in Moscow, we control and monitor the performance of our network and our call completion rate. We use our monitoring systems to optimize our network and to locate and identify the cause of failures or problems, and also to analyze our network performance and obtain network statistics. We have agreements with our suppliers for technical support services that allow us to obtain their assistance in trouble shooting and correcting problems with our network within the warranty period.

  Handsets

        To receive service from us, subscribers must have a handset that can be used on our network. New subscribers who do not own a GSM handset must buy one, either directly from us or from an independent dealer. We and our dealers also offer an array of mobile telephone accessories.

        Since July 1998, we have offered subscribers dual-band GSM 900/GSM 1800 handsets. These dual-band handsets are currently in widespread use on networks in Western Europe and, because they send and receive communications on both GSM 900 and GSM 1800 frequencies, they can relieve possible congestion on our network and increase the ability of our customers to roam. The share of dual-band handsets has increased from approximately 1% of our total handset sales in 1998 to approximately 100% in 2001. We also offer dual-band GSM 900/PCS-1900 handsets, which permit the holder to roam in the United States and other areas on PCS-1900 networks. We also offer our subscribers tri-band handsets. These handsets, which function in the GSM 900, GSM 1800 and PCS-1900 standards, provide users with greater automatic roaming possibilities in Russia, Europe, the United States and Canada. In the second part of 2000, we responded to competitive pressure by introducing limited handset subsidies. As of September 30, 2002, the amount of these subsidies, which we only offer in our own integrated sales and customer care offices, are up to $20 per handset on the less expensive models.

        We have entered into arrangements with Sony Ericsson, Nokia, Motorola, Philips, Panasonic, Samsung, Siemens, Benefon and Alcatel to purchase handsets. We offer approximately 50 GSM 900/GSM 1800 handset models, the majority of which are manufactured by Sony Ericsson, Nokia, Siemens and Motorola. We are not dependent on any particular supplier for handsets. The handset manufacturers provide training to our sales force, customer service personnel, dealers and engineering staff and cooperate with us on marketing and promotion. To ensure quality control and to maintain the MTS brand image, we encourage our dealers to purchase handsets for use on our network directly from us. We expect that typical dual-band handset will range in cost from approximately $70 to $300.

        Approximately 20% of our new customers opt to be connected to our network with equipment purchased from us.

REGULATION

        In the Russian Federation, the federal government controls the regulation of the telecommunication services. The principal legal act regulating telecommunications in the Russian Federation is the Federal Law on Communications, dated February 16, 1995, as amended. The Federal Law on Communications provides for, among other elements, the following:

  •
  licensing of telecommunication services;

  •
  requirements for obtaining a radio frequency allocation;

  •
  equipment certification;

  •
  equal rights for individuals and legal entities, including foreign, to offer telecommunication services;

  •
  fair competition;

  •
  freedom of pricing; and

  •
  liability for violations of Russian legislation on telecommunications.

        The Federal Law on Communications is a framework law which refers to regulations to be enacted by government bodies. Although a number of these regulations have been promulgated, regulations enacted under the legislative framework in place prior to the Federal Law on Communications continue to be applied to the extent that they do not contradict the Federal Law on Communications.

Regulatory Authorities

        The Ministry of Communications and Informatization, or the Ministry of Communications, regulates the telecommunications industry, largely through the issuance of all licenses for the provision of mobile telephone services in Russia, regardless of the standard or technology, and the issuance of instructions. The Ministry of Communications also allocates federal funding for the telecommunications industry and oversees the technical condition and development of telecommunications, including the licensing and supervision of the GSM, AMPS, NMT and CDMA networks.

        Regulatory agencies under the Ministry of Communications include the State Radio Frequencies Commission, the State Radio Frequencies Service and the Department for Supervision over Communications and Informatization. The State Radio Frequencies Service issues frequency permits. As part of the issuance process, the State Radio Frequencies Service obtains consents from other federal authorities for a particular frequency allocation, including consents from the Ministry of Defense and civil aviation authorities. The Department for Supervision over Communications and Informatization is responsible for the technical supervision of networks and equipment throughout Russia, including the monitoring of the compliance of network operators with applicable regulations, terms of their licenses and terms of the use of frequencies allocated to them. The Department for Supervision over Communications and Informatization is also responsible for the enforcement of the equipment certification requirements. The State Radio Frequencies Commission is primarily responsible for the development and implementation of a long-term policy for frequency allocation.

        The Ministry for Antimonopoly Policy of the Russian Federation supervises competition and pricing regulations. The Federal Agency on Government Communications and Information, an executive agency whose role in telecommunications regulation is not clearly defined by the Federal Law on Communications, is primarily responsible for the development and maintenance of networks for the government of Russia. Additionally, the Ministry of Health Protection has some authority over the location of telecommunications equipment.

Licensing of Telecommunications Services and Radio Frequency Allocation

        The Ministry of Communications issues telecommunications licenses based on the Regulations on Licensing in the Field of Telecommunications in the Russian Federation, enacted by Decree No. 642 of the Russian government on June 5, 1994, as amended, and Decree No. 578 of June 10, 1998, on Approval of Regulations for Holding a Competitive Tender for Receipt of Licenses Associated with the Provision of Cellular Radiotelephone Services. Under these regulations, licenses for telecommunication services may be issued and renewed for periods ranging from three to ten years. Our licenses expire in various years beginning in 2004 and may be renewed upon application to the Ministry of Communications. For example, the GSM license with frequency allocation in the 900 MHz band covering the Moscow license area expires in 2004. Officials of the Ministry of Communications have fairly broad discretion with respect to both issuance and renewal procedures.

        A company must complete a three-stage process before commercial launch of a communications network:

  •
  receipt of a license from the Ministry of Communications to provide mobile telephony services using a specific standard and band of radio frequency spectrum;

  •
  approval to use specific frequencies within the specified band from the State Radio Frequencies Service; and

  •
  issuance by the Department for Supervision over Communications and Informatization of a permission for network operations. To receive this permission, a licensee must develop a frequency allocation and site plan, which is then reviewed and certified by the Department for Supervision over Communications and Informatization for electromagnetic compatibility of the proposed cellular network with other radio equipment operating in the license area. The Department for Supervision over Communications and Informatization has discretion to modify this plan, if necessary.

        Both the Federal Law on Communications and related licensing regulations prohibit the transfer of a license, including assignment or pledge of a license as collateral, except for licenses awarded through a competitive tender, which may be transferred throughout their term. Additionally, Letter No. 1805 of March 25, 1999, of the Ministry of Communications stipulates that agreements on the provision of telecommunications services must be concluded and performed by the actual licensee.

        If the terms of a license are not fulfilled or the service provider violates legislation, the license may be suspended or terminated. Licenses may be suspended for various reasons, including:

  •
  failure to comply with the terms and conditions of the license;

  •
  failure to provide services within three months from the start-of-service date set forth in the license;

  •
  provision of inaccurate information about the communication services rendered to consumers; and

  •
  refusal to provide documents requested by the Ministry of Communications.

        Licenses may be terminated for various reasons, including:

  •
  failure to remedy in a timely manner the circumstances which resulted in a suspension of the license;

  •
  unfair competition by the license holder in providing the licensed services; and

  •
  other grounds set forth by Russian legislation or international treaties.

        Decisions of the Ministry of Communications on suspension or termination of licenses may be appealed in court. To date, there have been no legal actions seeking to suspend or terminate any of our licenses nor have we received any notice of violation with respect to any of our licenses.

        Licensing fees are calculated as multiples of the monthly minimum wage, which for these purposes, as of December 1, 2002, was 100 rubles, or approximately $3.20, and are 30 times the monthly minimum wage, or approximately $100, for mobile radio-communication services and 40 times the monthly minimum wage, or approximately $130, for mobile radiotelephone and cellular communication services.

        Licenses also generally contain a number of other detailed conditions, including a date by which service must begin, technical standards, and a schedule of the number of subscribers and percentage coverage of the licensed territory which must be achieved by specified dates. We have commenced service by the applicable deadline in accordance with our licenses. In the areas in which we have not yet commenced operations, we have received an extension of the deadlines.

        In addition to the licensing fees and contributions, Decree No. 552 of the Russian government of June 2, 1998, requires a payment of fees for use of radio frequency for cellular telephone services. Decree of the Russian government No. 895, dated August 6, 1998, further requires that all operators pay an annual fee set by the State Radio Frequencies Commission and approved by the Ministry for Antimonopoly Policy, for the use of their frequency spectrums. According to Government Decree No. 380, dated April 28, 2000, communications operators must also make monthly payments to fund the operations of the Department for Supervision of Communications and Informatization. These fees are fixed by the Ministry of Communications and approved by the Ministry for Economic Development and Trade and the Ministry for Antimonopoly Policy in the amount of 0.3% of revenues generated by rendering communications services. We have not been paying these fees, as we believe that under Russian law taxes may only be established by law and not by government decree. See also "Risk Factors—Risks Relating to the Russian Federation—Risks Relating to the Russian Legal System and Russian Legislation—Changes in the Russian tax system could materially adversely affect an investment in our ADSs." However, a recent Russian Supreme Court decision upheld the validity and enforceability of this levy, and a number of Russian telecom companies have elected to begin paying these fees. We are considering paying the levy for the periods commencing January 1, 2003, and we do not expect that our obligation for amounts due in past periods or that will become due in the future will have a significant impact on our cash flows, financial position or results of operations.

Equipment Certification

        Telecommunications equipment must be certified to be used in the interconnected communications network of the Russian Federation, which includes all fixed-line and mobile networks open to the public. The Ministry of Communications issues certificates of compliance with technical requirements to equipment suppliers based on a review by the Department of Certification. In addition, a Presidential Decree requires a license and equipment certification from Federal Agency on Government Communications and Information to design, produce, sell, use or import encryption devices. Some commonly used digital cellular telephones are designed with encryption capabilities and must be certified by the Federal Agency on Government Communications and Information.

        Further, all high-frequency equipment, defined as involving frequencies in excess of 9 kHz, manufactured or used in the Russian Federation requires special permission from the Department for Supervision over Communications and Informatization. These permissions are specific to the entity that receives them, and do not allow the use of the equipment by other parties.

        The Ministry of Communications Decree No. 8 of January 14, 1997, also directs public switched telephone network operators to give preference to Russian producers when purchasing switching equipment. Public switched telephone networks must receive the Ministry of Communications permission in order to purchase foreign-produced equipment. Also, Decree No. 903 of the Russian government on Regulation of Use of Equipment in the Interconnected Telecommunications Network, dated August 5, 1999, gives the Ministry of Communications and the Ministry for Antimonopoly Policy the right to restrict the use of certain equipment, including the equipment manufactured outside Russia.

Competition and Pricing

        The Federal Law on Communications requires federal regulatory agencies to encourage competition in the provision of communication services and prohibits the abuse of a dominant position to limit competition. The Federal Law on Communications provides that telecommunications tariffs may be regulated if necessary. Presidential Decree No. 221, dated February 28, 1995, on Measures for Streamlining State Regulation of Prices (Tariffs) and Decree No. 715 of the Russian government, dated October 11, 2001, allow for regulation of tariffs and other commercial activities of telecommunications companies which are "natural monopolies." In accordance with the Order of the Ministry for Antimonopoly Policy No. 1184, dated November 15, 2001, the Ministry for Antimonopoly of the Russian Federation maintains a Register of Natural Monopolies in the Sphere of Communication. A telecommunications operator may be included in this register if (i) there is no other operator providing similar services, and (ii) the operator is properly licensed. At present, neither we nor any of our subsidiaries are included in the Register of Natural Monopolies in the Sphere of Communication and, therefore, neither we nor our subsidiaries are subject to these regulations.

Interconnection and Pricing

        Mobile operators are free to set their own tariffs, in contrast to certain fixed line telephony tariffs, which have to be approved by the Ministry for Antimonopoly Policy. The Ministry for Antimonopoly Policy also has certain oversight authority with regard to rates between certain regional telephone operators, long-distance provider Rostelecom and mobile operators. In addition, Russian legislation requires that operators of public switched telephone networks may not refuse to provide connections or discriminate against one operator in comparison to another. However, a regional fixed-line operator may charge different interconnection rates to different mobile operators.

MANAGEMENT

Key Biographies

        Our directors, executive officers and key employees, and their dates of birth and positions as of December 31, 2002, were as follows:

Name	Year of Birth	Position
Directors and Executive Officers:
Alexander U. Goncharuk	1956	Chairman
Dr. Rainer Hennicke	1943	Deputy Chairman
Mikhail A. Smirnov	1950	Director and President
Alexander P. Vronetz	1954	Director
Michael Guenther	1944	Director
Vassily V. Sidorov	1971	Director
Gernot Taufmann	1957	Director
Dr. Yury A. Gromakov	1946	First Vice President
Mikhail V. Susov	1967	First Vice President
Wim van Bommel	1948	Vice President—Finance
Tatiana V. Evtushenkova	1976	Vice President—Investments and Securities
Valeriy A. Kozlov	1956	Vice President—Administrative Affairs
Anatoly V. Tchekhvan	1948	Vice President—Operations
Valery I. Grashenkov	1946	Vice President—Integration of Radio Systems

        Alexander U. Goncharuk has served as Chairman of our Board of Directors since June 2002. His current term expires on the date of our next annual shareholders' meeting, which will take place in June 2003. He also acted as our Deputy Chairman during 1997 and from January 1999 through June 1999, and as our Chairman in 1998. Since 1998, Mr. Goncharuk has served as President of Sistema Telecom and, since 1996, Vice President of JSFC Sistema. He also serves on the board of directors of seven other companies affiliated with Sistema.

        Dr. Rainer Hennicke has served as Deputy Chairman of our Board of Directors since June 2002. His current term expires on the date of our next annual shareholders' meeting, which will take place in June 2003. He also acted as our Chairman from January 2001 through June 2002, from January through December 1999 and from July 1995 until December 1997. He was our Deputy Chairman in 1998 and 2000. Dr. Hennicke was head of the representative office of DeTeMobil Deutsche Telekom in Russia from 1995 to 2002, and has been the head of the representative office of T-Mobile Deutschland GmbH in Russia since 2002. In addition to his service with us, he was a managing director of ZETA Telekommunikationsdienste GmbH from 1999 to 2002.

        Alexander P. Vronetz has served as one of our Directors since June 1999. His current term expires on the date of our next annual shareholders' meeting, which will take place in June 2003. Mr. Vronetz served as our Chairman in 2000 and also acted as Deputy Chairman from January 2001 through June 2002 and from June through December of 1999. Mr. Vronetz has also been deputy general director of Sistema Telecom JSC, an affiliate of Sistema, since December 1998. From November 1994 through December 1998, he headed Giprosvyaz, a Russian research organization. Mr. Vronetz serves as a member of the board of directors of several Sistema affiliates, including Moscow Cellular Communications OJSC, our competitor.

        Mikhail A. Smirnov has served as our President and Director since 1995. His term as a Director expires on the date of our next annual shareholders' meeting, which will take place in June 2003, and his term as President expires in February 2005. Mr. Smirnov has also served as Chairman of the Board of Directors of our subsidiary ReCom since 1998 and as chairman of the Association of GSM Operators of Russia since 1995. He is also Chairman of the Board of Directors of our subsidiaries

UDN-900, ReCom OJSC, and member of the Board of Directors of Kuban GSM, MTS JLLC, MTS in the Komi Republic LLC, MSS, Novitel CJSC and MTS-NN.

        Michael Guenther has served as one of our Directors since October 2000. His current term expires on the date of our next annual shareholders' meeting, which will take place in June 2003. Mr. Guenther is a member of the Board of Management of T-Mobile International AG. He is also a member of the board of directors or supervisory board of each of the following companies affiliated with T-Mobile: Polska Telefonica Cyfrowa Sp., RadioMobil a.s., C-Mobil B.V., WESTEL Mobil Tavkoezlesi Rt., Eurotel Bratislava a.s and Hrvatski Telekom (HT).

        Vassily V. Sidorov has served as one of our Directors since 2002. His current term expires on the date of our next annual shareholders' meeting, which will take place in June 2003. Since 2000, he has served as First Vice President for Finance and Investments at Sistema Telecom. He also serves on the board of directors of Comstar CJSC, MTU-Inform Company CJSC, and our competitors Personal Communications CJSC and Moscow Cellular Communications OJSC.

        Gernot Taufmann has served as one of our Directors since 1998. His current term expires on the date of our next annual shareholders' meeting, which will take place in June 2003. He is president of the Moscow Office of Deutsche Telekom AG and has overseen Deutsche Telekom's responsibilities in the Commonwealth of Independent States since 1995. Mr. Taufmann is Chairman of Board of Directors of Ukrainian Mobile Communications. He has also served as an executive director of ZETA Telekommunikationsdienste GmbH since 2000.

        Dr. Yury A. Gromakov has served as our First Vice President since March 2002, and served as our Vice President of Technology and Network Development from 1994 until February 2002. He has been involved in mobile communications for 30 years and holds a degree of Doctor of Technical Sciences, the highest scientific degree in Russia, and has been awarded a degree as Honorable Radio Operator of Russia. Dr. Gromakov is also a member of the International Academy of the Science of Information and Information Processes and Technologies. He has published more than 100 scientific works, including two monographs in the area of mobile communications.

        Mikhail V. Susov has served as our First Vice President in charge of commercial operations since February 2002. From December 2001 until February 2002, Mr. Susov served as the General Director of Comstar Telecommunications. From 1996 until December 2001, he served as the General Director of CJSC Personal Communications.

        Wim van Bommel has served as our Vice President of Finance since August 1999. From May 1996 through August 1999, he worked in Russia for Millicom International Cellular S.A. as finance director for Millicom's joint ventures in Smolensk and Kemerovo. From August 1991 through May 1996, Mr. van Bommel worked as chief financial officer for the Dutch subsidiary of a U.S.-based chemical trading company.

        Tatiana V. Evtushenkova has served as our Vice President of Investments and Securities since October, 2002. From December 1999 to October 2002, Ms. Evtushenkova served as the Director of the Investment Department at Sistema Telecom. Prior to joining Sistema Telecom she worked in the investment banking division of Salomon Smith Barney. Ms. Evtushenkova is the daughter of Vladimir P. Evtushenkov, the controlling shareholder and Chairman of the Board of Directors of Sistema. Ms. Evtushenkova also serves on the Board of Directors of CJSC Telmos.

        Valeriy A. Kozlov has served as our Vice President of Administrative Affairs since 1993. Before joining us, Mr. Kozlov served as an administrative director for VAST, a joint Russian-Canadian venture formerly called M-Bell.

        Anatoly V. Tchekhvan has served as our Vice President of Operations since March 2001. From April 1999 through March 2001, Mr. Tchekhvan served as the chief of our operational department. Before joining us in 1996, Mr. Tchekhvan served as chief engineer of Rostelecom.

        Valery I. Grashenkov has served as our Vice President of Integration of Radio Systems since March 2002. From 1995 through March 2002, Mr. Grashenkov served as the head of our network planning department. Before joining us, he held various posts at the Moscow Radio-Technical Scientific and Research Institute.

Board Composition

        As of September 30, 2002, our Board of Directors consisted of seven members, although this may be increased to nine members, including two independent members, by shareholder resolution. Members of our Board of Directors are elected by a majority vote of shareholders at the annual General Meeting using a cumulative voting system. Members of our Board of Directors are elected for one year terms and may be reelected an unlimited number of times. The members of our Board of Directors do not serve pursuant to a contract. The Board of Directors has the authority to make overall management decisions for the Company, except those matters reserved to the shareholders.

        The business address of the members of our Board of Directors is 4 Marksistskaya Street, Moscow 109147, Russian Federation.

Executive Compensation

        Our management and directors were paid during 2001 an aggregate amount of approximately $7.6 million for services in all capacities provided to us; this amount was comprised of $2.6 million in base salary, and a $5.0 million bonus paid pursuant to a bonus plan for the management and directors whereby bonuses are awarded annually based on our financial performance.

  Management Stock Bonus and Stock Option Plans

        On April 27, 2000, contingent on the closing of our initial public offering, we established a stock bonus plan and stock option plan for selected officers, key employees and key advisors. Under the plans, directors, key employees and key advisors received 3,587,987 of our common shares and will participate in a stock option plan under which they may receive options to purchase up to an additional 9,966,631 of our common shares. At the time of the initial public offering, we issued 13,554,618 shares of common stock to our subsidiary Rosico pursuant to these plans at a price of $1.024 per share for the total amount of $13.9 million.

        Under the stock bonus plan, during the period from September 12, 2000, through September 22, 2000, 3,587,987 common shares were purchased from Rosico at nominal price of 0.1 rubles per share as follows:

	Number of shares purchased	Percentage of total shares outstanding
Employees and Directors	3,049,786	0.153
Key Advisors	538,201	0.027

Total	3,587,987	0.180

        All of those listed above were restricted from selling these shares for 180 days from the date of purchase. On the date the shares were granted, we recognized aggregate expenses under this plan as compensation and consulting expenses amounting to $4.5 million and $0.8 million, respectively, based on the intrinsic value of the shares on the date they were granted.

        Under the stock option plan, board members and key employees, upon being granted stock options, will have the right to purchase up to 9,966,631 common shares of the company.

        On August 14, 2001, pursuant to option agreements, we granted options in respect of 1,020,682 common shares to our board members and 830,010 common shares to our key employees. These options provide that, on July 15, 2003, board members and key employees may purchase our common shares at $1.31 per share, which represents the 100-day average sales price of the shares at August 14, 2001. The stock option agreement for a board member would have terminated if the board member was terminated as a board member prior to our 2002 annual general shareholder meeting. The stock option agreement for a key employee will terminate if the employee leaves us before July 15, 2003.

        On October 24, 2002, pursuant to option agreements, we granted options in respect of 1,739,322 common shares to our board members and 1,107,359 common shares to our key employees. These options have an exercise price of $1.49 per share, which represents the 100-day average market price of the shares at the date of grant and will vest 21 months from the date of the grant. The stock option agreement for a board member will terminate if the board member is terminated as a board member before our 2003 annual general shareholder meeting. The stock option agreement for a key employee will terminate if the employee leaves us before July 15, 2004. We expect to recognize a compensation expense of approximately $0.2 million based on the intrinsic value of these options over the 21-month period.

        We are accounting for the management stock option plan in accordance with APB No. 25, under which expense is generally only recognized for a difference between the exercise price and the fair market value measured as of the date the option was granted. At August 14, 2001, however, the fair market price of our common shares was $1.17, which is less than the exercise price of $1.31. Accordingly, no compensation expense has been recorded for the year ended December 31, 2001.

        In accordance with Russian legislation, our board members and key employees may be considered insiders with respect to us, and thus may be restricted from selling their shares.

  Share Ownership

        Each of our directors, senior management and employees individually beneficially owns less than one percent of our common stock.

        The aggregate beneficial interest of our directors, senior management and employees as of September 30, 2002, was 717,598 shares of common stock, equaling approximately 0.036% of our outstanding common stock.

President

        The General Meeting of Shareholders, at the recommendation of the Board of Directors, appoints our President for a term of three years. The rights, obligations and the times and amounts of payment for the President's services are determined by a contract concluded with him by the Company, which is represented by the Chairman of the Board of Directors or by a person authorized by the Board of Directors. This contract may be terminated without cause with two months' prior written notice, following which the President is entitled to five months' salary. The President is responsible for day-to-day management of our activities, except for matters reserved to our shareholders or the Board of Directors.

Review Commission

        Our Review Commission supervises our financial and operational activities. Members of the Review Commission are nominated and elected by our shareholders for a term of one year. A Director may not simultaneously be a member of the Review Commission. As of September 30, 2002, our Review Commission has three members:

  •
  Elena V. Bekian holds the position of Head of Internal Audit Department within Sistema Telecom JSC. Her current term expires at the next annual shareholders' meeting, which will take place in June 2003.

  •
  Sergey N. Kushakov has served on the Review Commission since June 1999 and was re-elected to the Review Commission in June 2001. His current term expires at the next annual shareholders' meeting, which will take place in June 2003. Mr. Kushakov holds the position of General Director of Torgovy Dom Detsky Mir, a subsidiary of Sistema.

  •
  Bernd Willmann holds the position of Head of International Auditing at Deutsche Telecom A/G. His current term expires at the next annual shareholders' meeting, which will take place in June 2003.

        The members of our Review Commission do not serve pursuant to a contract.

PRINCIPAL SHAREHOLDERS

        The following table sets forth, as of December 31, 2002, information regarding the beneficial ownership of our common stock by each person known by us to own beneficially any of our voting securities and all our directors and executive officers as a group. All shares of common stock have the same voting rights. Since the date of our creation on March 1, 2000, as a result of a merger of MTS CJSC and RTC CJSC, a wholly-owned subsidiary, there have not been any significant changes in the percentage ownership held by any major shareholders, other than the dilution each such shareholder experienced during our initial public offering, completed on July 6, 2000.

	Beneficial ownership as of December 31, 2002
Name
	Number	Percentage
Sistema(1)	692,523,468	34.8%
T-Mobile(2)	721,536,738	36.2%
Invest-Svyaz-Holding(3)	160,247,802	8.0%
VAST(4)	60,219,432	3.0%
Holders of American Depositary Shares	345,244,080	17.3%
All executive officers and directors, and shares issued for ESOP as a group	*	*

Total	1,993,326,138	100%

*
Less than 1%
(1)
Sistema has pledged 156,078,936 shares of common stock to AO Deutsche Bank Luxembourg S.A. The total number of shares pledged by Sistema to AO Deutsche Bank Luxembourg S.A. represents 7.8% of the issued and outstanding shares. Vladimir P. Evtushenkov has a controlling interest in Sistema, and would be considered under U.S. securities laws as the beneficial owner of our shares held by Sistema, VAST and Invest-Svyaz-Holding, as further discussed in note 4 below. Mr. Evtushenkov is also chairman of the board of Sistema.
(2)
T-Mobile is a wholly-owned subsidiary of Deutsche Telekom AG, the largest telecommunications provider in Germany.
(3)
Invest-Svyaz-Holding is a Russian closed joint-stock company owned 51% by Sistema and 49% by T-Mobile. Invest-Svyaz-Holding has pledged 81,728,372 shares of our common stock to Zeta Telekommunikationsdienste GmbH, a company 51% owned by T-Mobile and 49% owned by Disantis S.A., an entity affiliated with Sistema. The total number of shares pledged by Invest-Svyaz-Holding to Zeta constitute 4.1% of our issued and outstanding shares.
(4)
VAST is a limited partnership formed under the laws of Russia. Sistema owns a 51% interest in VAST. ASVT OJSC, a Russian company engaged in telecommunications, owns the remaining 49% interest in VAST.

        As of December 31, 2002, we had 1,993,326,138 shares of common stock outstanding, including 13,554,618 shares of common stock we issued to our subsidiary Rosico at the time of our initial public offering pursuant to our stock bonus plan and stock option plan for selected officers, key employees and key advisors. The total number of ADSs outstanding was 17,262,204, representing underlying ownership of 345,244,080 shares, approximately 17.3% of our outstanding share capital. The shares underlying the ADSs are deposited with Morgan Guaranty Trust Company of New York and the local custodian is ING Eurasia.

CERTAIN TRANSACTIONS WITH RELATED PARTIES

Rosico Purchase

        In August 1998, MTS CJSC purchased from Sistema 13,680 shares of common stock of Rosico, representing 80% of the issued and outstanding capital stock of Rosico, in exchange for 408,631,860 newly issued shares of MTS CJSC's common stock, which represented approximately 25% of its issued and outstanding capital stock immediately after that exchange. MTS CJSC recorded the purchase price at $118 million, based on the estimated fair value of the Rosico businesses acquired. Under this purchase agreement, Sistema agreed to fund all payment and other obligations arising under the Ericsson loan and to indemnify us and Rosico for any costs we or Rosico incur in connection with the repayment of the Ericsson loan.

Rosno OJSC

        In 1999, 2000, 2001 and 2002, we arranged medical insurance for all employees and insured our property for approximately $193 million in 1999, $274 million in 2000, $612 million in 2001 and $612 million for the nine months ended September 30, 2002, respectively, with Rosno OJSC. Sistema is a major shareholder of Rosno. Expenses relating to insurance premiums to Rosno amounted to $4.7 million in 1999, $6.5 million in 2000, $8.0 million in 2001 and $6.4 million for the nine months ended September 30, 2002, including premiums for medical insurance of approximately $0.7 million in 1999, $1.6 million in 2000, $2.5 million in 2001 and $1.9 million for the nine months ended September 30, 2002. We believe that all of the insurance contracts with Rosno have been entered on market terms. Rosno has entered into reinsurance contracts with leading global reinsurers, with the exception of medical risks.

Dontelecom Purchase

        In September 2002, we acquired 33.3% of Dontelecom from a company affiliated with Sistema, for $7.5 million.

Maxima Advertising Agency

        In 1999, 2000, 2001 and 2002, we entered into contracts for advertising services with Maxima Advertising Agency. Maxima is majority-owned by a Sistema affiliate, and certain members of our board of directors are also members of Maxima's board of directors. Advertising fees paid to Maxima amounted to $1.2 million in 1999, $6.4 million in 2000, $10.4 million in 2001 and $6.9 million for the nine months ended September 30, 2002. We believe all contracts with Maxima have been entered into on market terms.

Moscow City Telephone Network (MGTS)

        In 1999, 2000, 2001 and 2002, we had line rental agreements with MGTS and rented a cable plant from MGTS for installation of optic-fiber cable. We also rented buildings for administrative offices, sales and marketing offices as well as premises for switching and base station equipment. The amounts paid under these agreements for the years ended December 31, 1999, 2000, 2001 and the nine months ended September 30, 2002 were approximately $0.5 million, $1.0 million, $1.5 million and $2.2 million, respectively. We also purchased buildings from MGTS for the amounts of approximately $2.9 million in 2000, $2.6 million in 2001 and $2.0 million in 2002. We believe that these purchases were, and all other agreements are, on market terms. MGTS is majority-owned by Sistema and its affiliates, and certain members of our board of directors are also members of MGTS' board of directors.

Moscow Bank of Reconstruction and Development

        Beginning in August 2000, we have maintained accounts with the Moscow Bank of Reconstruction and Development, whose major shareholder is Sistema. As of September 30, 2002, we had deposited with the Moscow Bank of Reconstruction and Development $81.9 million, including a $77.5 million time deposit and a $4.4 million current account. During 2000, 2001 and the nine months ended September 30, 2002, the related interest accrued and collected on the deposits amounted to approximately $1.0 million, $3.0 million and $4.3 million, respectively, which is reflected in our financial statements as a component of interest income. In addition, in January 2003, we entered into an agreement with the Moscow Bank of Reconstruction and Development whereby the bank will act as our financial advisor in connection with this offering in exchange for total compensation of $20,000.

MTU-Inform

        We have interconnection arrangements with, and receive domestic and international long-distance services from, MTU-Inform. We paid interconnection and line rental fees to MTU-Inform for the years ended December 31, 2000 and 2001 and for the nine months ended September 30, 2002 of approximately $17.4 million, $29.0 million and $16.5 million, respectively. We believe that these arrangements are on market terms. MTU-Inform is owned 51% by MGTS, which is majority-owned by Sistema and its affiliates, and 48% by Sistema.

Telmos

        We have interconnection arrangements with, and receive domestic and international long-distance services from, Telmos. Interconnection and line rental fees paid to Telmos for the years ended December 31, 2000 and 2001 and the nine months ended September 30, 2002 were $6.4 million, $8.7 million and $1.2 million, respectively. We believe that these arrangements are on market terms. Telmos is 40% owned by MGTS, which is majority-owned by Sistema and its affiliates, which in turn also own 40% of Telmos.

Key Advisors for Initial Public Offering

        Officers of two of our shareholders, Sistema and T-Mobile, advised us in connection with our initial public offering. In return for their assistance, these key advisors purchased a total of 538,201 of our shares from Rosico during the period from September 12, 2000 through September 22, 2000, at the nominal price of 0.1 rubles per share, for total compensation of approximately $797,000.

Telecom-900

        In August 2001 and November 2002, we purchased 81% and 19%, respectively, of Telecom-900. See "Business—History—Regional Expansion." We purchased our shares in Telecom-900 from offshore companies affiliated with Sistema.

Invest-Svyaz-Holding

        In 2001, Uraltel, FECS-900 and SCS-900 signed agreements with Invest-Svyaz-Holding, a shareholder of MTS, for leasing of network equipment and a billing system. The interest rate implicit in these leases varies from 13% to 44%. Principal and interest paid to Invest-Svyaz-Holding for the period from the date of acquisition of Telecom-900 on August 10, 2001 through December 31, 2001 were $0.5 million and $0.14 million respectively. Total minimum lease payments due as of September 30, 2002 are $9.7 million.

T-Mobile

        As of September 30, 2002, we had a non-exclusive roaming agreement with T-Mobile that was comparable to roaming agreements between us and other cellular mobile operators.

Ukrainian Mobile Communications

        On November 5, 2002, we signed agreements with all the existing shareholders of Ukrainian Mobile Communications, or UMC, providing for our acquisition of a 57.7% stake in UMC for $194.2 million, including an agreement for our purchase of a 16.3% participation interest in UMC from Deutsche Telekom AG. In addition, as part of the transaction, we will guarantee shareholder loans from Deutsche Telekom AG to UMC of $21.3 million. See "Business—History—Regional Expansion." Our shareholder T-Mobile is a wholly-owned subsidiary of Deutsche Telekom AG. Completion of the transaction is subject to a number of conditions precedent, including approval by appropriate governmental authorities in Ukraine and the Russian Federation, as well as our internal corporate approvals. No assurance can be given that the transactions noted above will be completed on the terms and conditions described, or at all.

DESCRIPTION OF EXISTING INDEBTEDNESS

Ericsson Loan

        In December 1996, Rosico entered into a credit agreement with Ericsson Project Finance AB, or Ericsson, that provides for a credit facility with an aggregate principal amount of $60 million and has a maximum term of five years. The Ericsson credit agreement contains covenants restricting Rosico's ability to encumber its present and future assets and revenues without the lender's express consent. The loan is repayable in ten equal consecutive quarterly payments of $6 million commencing on the date falling 33 months after the date of first advance but not later than five years from disbursement of the first advance. The amounts advanced under the agreement bear interest of LIBOR plus 4%. If Rosico fails to pay any amount payable under the credit facility, the overdue amount bears interest at a rate of an additional 6% per annum.

        Concurrent with the sale of Rosico to us, Sistema agreed to fund the full and timely repayment of the Ericsson loan and to indemnify Rosico and us for any costs incurred by either of us in connection with the repayment of the Ericsson loan.

        At the request of Sistema, on July 24, 2001, we, Rosico and Ericsson signed an agreement rescheduling Rosico's principal payments in nineteen consecutive quarterly installments with a date of last repayment of February 25, 2006 (see Note 8 to our unaudited condensed consolidated financial statements as of September 30, 2002 included elsewhere in this document). As of September 30, 2002, the amount of principal and accrued interest outstanding under this agreement was $32 million.

Motorola Debt

        In April 1999, MSS issued promissory notes to Motorola Inc. for delivery and installation of GSM 900 cellular equipment in the Omsk region in the amount of $5.4 million. These promissory notes were due to be repaid on various dates through September 2001. On November 27, 2001, MSS entered into an agreement to restructure this liability. This restructuring established a new repayment schedule. MSS' total payments under this agreement have not changed by greater than 10% due to this restructuring. Promissory notes and the associated interest are to be repaid in regular installments starting from February 2002 up to May 2004. As of September 30, 2002, the amounts of these promissory notes payable was $5 million which represented the principal and accrued interest.

Sberbank Credit Facilities

        In 2001 and 2002 Kuban-GSM entered into a number of credit facility agreements with Sberbank of the Russian Federation (Sberbank). The amounts borrowed under these credit facilities bear interest at rates varying from 20% to 23% and are to be repaid in regular installments on various dates ending December 2005. Borrowings in the amount of $20.5 million are secured by a pledge of equipment. Borrowings in the amount of $1.9 million are secured by a guarantee of "KubTelecom", the minority shareholder of Kuban-GSM.

        At September 30, 2002, the total amount payable under these facilities including accrued interest was $22.0 million.

Drezdner Bank Loans

        In December 2001 and in April 2002, UDN entered into credit agreements with Drezdner Bank CJSC (Drezdner). As of September 30, 2002, the amounts of borrowings under these agreements was $3 million. Amounts outstanding under these agreements bear interest of LIBOR + 3.2% (5% at September 30, 2002) per annum.

        In December 2001, Telecom XXI entered into a rollover credit facility with Drezdner. Amounts borrowed under this $20 million credit facility have a final repayment date of November 2003 and bear interest of LIBOR plus 3.2% (5% at September 30, 2002) per annum. As of September 30, 2002, Telecom XXI had $20 million outstanding under this facility.

        In July 2002 we entered into credit agreements with Drezdner. As of September 30, 2002, the amount of borrowings under these agreements was $7 million. This amount bears interest of LIBOR + 1.95% (3.75% at September 30, 2002) per annum.

Yugbank Loans

        Kuban-GSM has a number of credit facility agreements with Yugbank denominated in rubles. The amounts borrowed under these credit facilities bear interest at rates varying from 20% to 21% and are secured by equipment.

        As of September 30, 2002, the total amount payable under these facilities including accrued interest was $4 million.

Eurobonds Issued December 21, 2001 and March 20, 2002

        On December 21, 2001, we issued an aggregate principal amount of $250,000,000 10.95% notes due 2004. On March 20, 2002, in a follow-on offering to the December 2001 offering, we issued an aggregate principal amount of $50,000,000 10.95% notes due 2004.

Credit Suisse First Boston International Bridge Facility

        In December 2002, we entered into a bridge credit facility with Credit Suisse First Boston International for the purpose of financing, in part, our acquisition of UMC. The facility permits us to borrow up to $125 million, $25 million of which matures in June 2003 and bears interest at a rate of LIBOR plus 6.5% and the remainder of which matures on December 20, 2003, bears interest at rates ranging from LIBOR plus 5.5% to LIBOR plus 7.5% and is subject to extension by the lenders to August 2004 in certain circumstances. We have no outstanding borrowings under this facility and currently do not intend to utilize this facility.

Raiffeisen Bank Moscow Bridge Facility

        In December 2002, we entered into a bridge credit facility with Raiffeisen Bank Moscow for the purpose of financing, in part, our acquisition of UMC. The facility permits us to borrow up to $50 million, all of which matures in February 2003, and bears interest at a rate of LIBOR + 3.25%. We have no outstanding borrowings under this facility and currently do not intend to utilize this facility.

DESCRIPTION OF THE NOTES

        The notes will be issued and guaranteed under a document called the "indenture." The indenture is a contract among the issuer, us and JPMorgan Chase Bank, as trustee.

        Because this section is a summary, it does not describe every aspect of the notes. This summary is subject to and qualified in its entirety by reference to all of the provisions of the indenture, including the definitions of some terms that are used in the indenture and which we use in this section. We describe the meaning for only the more important terms, and wherever we refer to particular defined terms, those defined terms as they are used in the indenture are incorporated by reference here. In this section, references to "MTS," "we," "us" or "our" refer solely to Mobile TeleSystems OJSC and not our subsidiaries, and references to the "issuer" refer solely to Mobile TeleSystems Finance S.A.

General

        The notes will be senior unsecured obligations of the issuer. The notes will be unsubordinated, which means that they will rank equally among themselves and with all of the issuer's other present and future senior, unsecured and unsubordinated indebtedness, except as required by mandatory provisions of law. The notes will rank senior to all of the issuer's unsecured subordinated debt and will be effectively subordinated to any of its secured debt to the extent of the value of the assets securing such debt. As of the date hereof, the issuer had no secured indebtedness. However, the issuer may incur debt in the future, subject to the restrictions imposed by the indenture as discussed under "—Principal Covenants—Limitation on Incurrence of Debt" and "—Limitations on Liens."

        The notes will be issued in an initial aggregate principal amount of $400,000,000. The issue date will be January 30, 2003. Payment of the full principal amount of the notes at par will be due on January 30, 2008, to the extent the notes are not redeemed or repurchased prior to that date.

        The notes will bear interest at the annual rate shown on the front cover of this offering memorandum from the issue date. The issuer will pay interest semi-annually on January 30 and July 30 of each year, beginning July 30, 2003, until the principal is paid or made available for payment or the notes are redeemed in accordance with their terms. Interest will be paid to the holders of record of the notes indicated in the register at the close of business on the 15th day preceding the relevant interest payment date. Interest payable in respect of any period which is not a full interest period will be calculated on the basis of a 360-day year consisting of 12 months of 30 days each and, in the case of an incomplete month, the number of days elapsed.

        The issuer may, from time to time without notice to or consent from the holders, issue additional notes of the same tenor, coupon and other terms as the notes (including our guarantee), so that such notes, and the offered notes shall form a single series.

        The notes will be represented by one or more global notes in registered form without interest coupons. Notes sold in transactions outside the United States in compliance with Regulation S under the U.S. Securities Act will be represented by interests in the Regulation S global note. We refer to these notes as "Regulation S notes." Notes which are sold pursuant to Rule 144A under the U.S. Securities Act will be represented by interests in the Rule 144A global note. We refer to these notes as the "Rule 144A notes." We refer to the Regulation S global note and the Rule 144A global note together as the "global notes." Interests in, and transfers of interests in, the global notes will be shown on and effected only through the book-entry systems operated by The Depository Trust Company ("DTC"), Euroclear Bank S.A./N.V. ("Euroclear") or Clearstream Banking, société anonyme ("Clearstream") and their respective participants.

        If there is a change in control relating to us, including certain reductions in the percentage of our common stock owned by our principal shareholders, you may have the right to require the issuer to redeem your notes at a redemption price equal to 101% of the principal amount of the notes, plus accrued interest to the redemption date.

        The issuer will pay you any cash amounts to which you may be entitled under the terms of the notes in respect of the principal of and any accrued interest on the notes at maturity (or upon the redemption of the notes) in U.S. dollars.

        The principal corporate trust office of the trustee in the City of New York is designated as the principal paying agent. We may at any time designate additional paying agents or rescind the designation of any paying agents or approve a change in the office through which any paying agent acts. For so long as any of the notes are listed on the Luxembourg Stock Exchange, we will maintain a paying agent in Luxembourg. We will, if the conclusions of the ECOFIN Council meeting of 26-27 November 2000 are implemented, ensure that we maintain a paying agent in a jurisdiction that will not be obliged to withhold or deduct tax pursuant to any European Union Directive implementing those conclusions or any law implementing or complying with, or introduced in order to conform to, such Directive.

        So long as the notes are represented by global notes, payment of interest on and, if applicable, principal of the notes will be made in immediately available funds. For a more detailed discussion of payments on definitive notes, if any, see "—Payment and Paying Agents" below.

The Guarantee

        MTS, which beneficially owns 100% of the issued shares of the issuer, will fully and unconditionally guarantee all payments of principal and interest payable under the notes by the issuer, including any Additional Amounts in respect of Taxes as described below under "—Taxation and Additional Amounts."

        We will guarantee the payment of these amounts when they become due and payable. You do not need to proceed against the issuer before you can proceed against us under the indenture. The guarantee will be our senior, unsubordinated and unsecured obligation, which means that it will rank on a par with all of our other present and future senior, unsubordinated indebtedness, except as required by mandatory provisions of law, senior to all of our unsecured subordinated indebtedness. The guarantee will be effectively subordinated to any of our secured debt to the extent of the lesser of the amount of such debt or the value of the assets securing such debt, as well as any debt and other liabilities of our subsidiaries, whether secured or unsecured. As of September 30, 2002, we had no secured indebtedness and our subsidiaries had $122.4 million of indebtedness and $89.6 million of other liabilities. We and our subsidiaries may incur other debt subject to the limitations discussed under "—Principal Covenants—Limitation on Incurrence of Debt" and "—Limitations on Liens."

Obligations to Direct Holders

        The issuer's obligations under the notes and our obligations under the guarantee, as well as the obligations of the trustee and those of any third parties employed by the issuer, us or the trustee, only apply to persons who are registered as holders of notes. Neither we nor the issuer have obligations to you if you hold in street name or other indirect means, either because you choose to hold notes in that manner or because the notes are issued in the form of global notes as described below. For example, once payment is made to the person with whom the global note is deposited, neither we nor the issuer have any further responsibility for the payment even if that holder is legally required to pass the payment along to you as a street name customer but does not do so.

        In the remainder of this description "you" means direct holders and not street name or other indirect holders of notes.

Form, Exchange and Transfer

        The Rule 144A notes and the Regulation S notes will each be represented by one or more global notes in registered form, without coupons. The global notes will be issued in denominations that in the aggregate equal the outstanding principal amount of notes represented thereby. The notes will have denominations of $1,000 or even multiples of $1,000. The Rule 144A global note will be deposited with a custodian for and registered in the name of Cede & Co., as nominee of DTC. The Regulation S global note will be deposited with, and registered in the name of a common depositary for Euroclear and Clearstream or a nominee thereof.

        For so long as the notes are in global form, holders may transfer or exchange notes in accordance with the indenture and rules of the relevant clearing system. If definitive notes are issued in the special situations described under "—Special Situations in Which a Global Note Will Be Terminated" below, you may exchange or transfer your notes at the office of the trustee or any transfer agent (including the transfer agent in Luxembourg), upon presentation of the notes in definitive form and the forms of transfer at the office of the transfer agent in Luxembourg. Forms of transfer are available at the office of any transfer agent (including the transfer agent in Luxembourg). The trustee acts as the issuer's agent for registering notes in the names of holders and transferring notes. The issuer may change this appointment to another entity other than itself, us or any of our Affiliates. The entity performing the role of maintaining the list of registered holders is called the "security registrar." It will also register transfers of the notes.

        You will not be required to pay a service charge to transfer or exchange notes, but you may be required to pay any tax or other governmental charge associated with the exchange or transfer. The transfer or exchange of notes will only be made if the security registrar is satisfied with your proof of ownership.

        For so long as any of the notes are listed on the Luxembourg Stock Exchange, we will maintain a paying and transfer agent in Luxembourg. We may designate additional transfer agents. We may cancel the designation of any particular transfer agent. We may also approve a change in the office through which any transfer agent acts. Notice regarding any such changes will be provided as described in "—Notices."

  Situations in Which a Global Note Will Be Terminated

        In the situations described below, a global note will terminate and interests in it will be exchanged for physical certificates representing definitive notes. After that exchange, the choice of whether to hold notes directly or in street name will be up to the investor. Investors must consult their own bank or brokers to find out how to have their interests in notes transferred to their own name so that they will be direct holders.

        The circumstances in which a global note will be terminated are:

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  In the case of the Rule 144A global note, when DTC notifies the trustee that it is unwilling, unable or no longer qualified to continue holding the global note, and we do not appoint a successor to DTC within 90 days.

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  In the case of the Regulation S global note, when either Euroclear or Clearstream is closed for business for a continuous period of 14 days, other than public holidays, or permanently ceases business or announces an intention to do so.

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  When the issuer elects to exchange the global note representing such notes in whole but not in part for physical certificates representing such notes.

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  When an event of default on the notes has occurred and has not been cured, if requested by the holder of a book-entry interest in the notes. Defaults on notes are discussed below under "—Events of Default."

        In addition, if instructions have been given to transfer a beneficial interest in one global note to a person who would otherwise take delivery in the form of an interest in another global note, and such other global note has previously been exchanged for definitive notes, then the transferee will receive its interest in the form of definitive notes.

        Definitive notes issued in exchange for book-entry securities will be issued in registered form only, without coupons. They will be registered in the name or names instructed by the registrar based on the instructions of DTC, Euroclear or Clearstream, as applicable.

Payment and Paying Agents

        The issuer will pay interest to you if you are a direct holder listed in the trustee's records at the close of business on the 15th day prior to each interest payment date, even if you no longer own the security on the interest payment date. That particular day is called the "regular record date." Payments on definitive notes, if any, will be made at the corporate trust office of the trustee in New York City located at JPMorgan Chase Bank, 4 New York Plaza, Floor 15, New York, NY 10004, or at the office of the paying agent in Luxembourg located at J.P. Morgan Bank Luxembourg S.A., 5 Rue Plaetis, L-2338 Luxembourg. You must make arrangements to have your payments picked up at or wired from any of these offices. The issuer may also choose to pay interest on definitive notes by mailing checks. For so long as any of the notes are listed on the Luxembourg Stock Exchange, we will maintain a paying agent in Luxembourg. The payment of principal on definitive notes will be made upon presentation and surrender of definitive notes at the office of the paying agent in Luxembourg.

        When an interest payment date or a redemption date falls on a Saturday, Sunday, legal holiday, or a day when banks are authorized or obligated to close in Moscow, Luxembourg or New York, payment may be made on the next business day in Moscow, Luxembourg or New York.

        The issuer will pay interest, principal and any other money due on global notes to the registered holder thereof by wire transfer of same-day funds. For a discussion of payments with respect to book-entry securities issued in respect of global notes, see "—Arrangements Relating to Notes in Global Form—Payments" below.

        Street name and other indirect holders should consult their banks or brokers for information on how they will receive payments.

        We may also arrange for additional payment offices, and may cancel or change these offices, including our use of the trustee's corporate trust office as a payment office. These offices are called "paying agents." We must notify you of changes in the paying agents for the notes that you hold.

Redemption at Option of Holders upon a Change in Control

        If a change in control (as defined below) occurs, you will have the right, at your option, to require the issuer to redeem all of your notes not previously called for redemption. The price the issuer is required to pay will be 101% of the principal amount of the notes, plus accrued interest to the redemption date.

        Within 30 days after the occurrence of a change in control, the issuer is obligated to give you notice of the change in control and of the redemption right arising as a result of the change. Notice will be provided as described in "—Notices." The issuer must also deliver a copy of this notice to the trustee and paying agent in Luxembourg. To exercise your redemption right, you must deliver to the trustee or the paying agent in Luxembourg, on or before the 30th day after the date of the notice to you, irrevocable written notice of your exercise of your redemption right, together with the notes with respect to which that right is being exercised. The issuer is required to effect the redemption no earlier than 30 and no later than 60 days after the date of the issuer's notice to you. You may not, however, exercise your early redemption right in the event the issuer has already exercised its option to redeem for tax reasons, as described under "—Redemption for Tax Reasons" below.

        A "change in control" will be deemed to have occurred at any time after the notes are originally issued in any of the following circumstances:

  (1)
  Any person, including any syndicate or group deemed to be a "person" under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, acquires beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition, transaction or series of transactions, of shares of our common stock entitling that person to exercise 50% or more of the total voting power of all shares of our common stock; however, any acquisition by (a) Sistema, T-Mobile and/or any of their respective subsidiaries that results in the 50% threshold being exceeded will not trigger this provision or (b) us, any subsidiary of ours or any employee benefit plan of ours will not trigger this provision.

  (2)
  We consolidate with or merge with or into any other person, another person merges into us, or we convey, transfer, sell, lease or otherwise dispose of all or substantially all of our assets to another person, other than a transaction where immediately after the transaction Sistema and T-Mobile (together with their respective subsidiaries) beneficially own, in the aggregate, more than 50% of the total voting power of all shares of common stock of the continuing or surviving corporation or the person who has received our assets.

  (3)
  We no longer beneficially own more than 50% of the issuer's share capital.

        The definition of change in control includes a phrase relating to the conveyance, transfer, sale, lease or disposition of "all or substantially all" of our assets. There is no precise, established definition of the phrase "substantially all" under applicable law. Accordingly, your ability to require the issuer to redeem your notes as a result of conveyance, transfer, sale, lease or other disposition of less than all of our assets may be uncertain.

        The foregoing provisions would not necessarily provide you with protection if we are involved in a highly leveraged or other transaction that may adversely affect you.

        Street name and other indirect holders should consult their banks or brokers for information on how to direct the exercise of the option to require the issuer to redeem the notes upon a change in control.

Redemption for Tax Reasons

        The issuer may redeem the notes at its option, at any time, on giving not less than 30 nor more than 60 days' notice to the holders, at a redemption price equal to 100% of the principal amount thereof, together with any Additional Amounts (as defined below) and interest accrued to the date fixed for redemption, if on the occasion of the next payment of interest due under the notes,

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  we have or the issuer has or we or the issuer will become obliged to pay Additional Amounts as a result of any change in, or amendment to, the laws, treaties, rulings or regulations of any Taxing Jurisdiction (as defined below), or any change in, or amendment to the application or official interpretation of these laws, treaties, rulings or regulations, including a holding by a court of competent jurisdiction, which change or amendment becomes effective on or after the date upon which the notes are issued (or in the case of Additional Amounts paid by a successor to us or the issuer, the date on which the successor became such pursuant to the applicable provisions of the indenture); provided, that, in the case of Additional Amounts payable by us arising from an imposition or levy of Taxes by the Russian Federation or any political subdivision or taxing authority thereof on amounts paid under the guarantee, the Taxes are imposed or levied at a rate in excess of 30% on the gross amount payable under the guarantee; and

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  we or the issuer cannot avoid this obligation by taking reasonable measures, including, in our case, by making payments through the issuer, provided that no notice of a tax redemption shall be given earlier than 60 days prior to the earliest date on which we or the issuer would be obliged to pay such Additional Amounts were a payment in respect of the notes then due.

        Any notice of a tax redemption will be provided as described in "—Notices."

Principal Covenants

        The following covenants apply to the notes. The capitalized terms in these covenants are defined below under "—Definitions."

  Payment of Principal and Interest

        The issuer will pay the principal amount of the global notes on January 30, 2008. The issuer will pay interest due on the global notes to the registered holder at a rate of 9.75% per annum on each interest payment date until the principal amount of the global notes is paid or made available for payment. For further description of the procedures for payment, see "—Payments and Paying Agents" above and "—Arrangements Relating to Notes in Global Form—Payments" below.

  Limitation on Incurrence of Debt

        We will not, and will not permit any of our Subsidiaries to, create, issue, incur, assume, guarantee or in any manner become directly or indirectly liable with respect to, or otherwise become responsible for (collectively, "incur") any Debt, including any Acquired Debt, unless the ratio of our total outstanding Debt to annualized Consolidated Cash Flows (as determined by multiplying our Consolidated Cash Flows for the two most recent fiscal quarters by two) would be no greater than 4.0 to 1.0, determined on a pro forma basis after giving pro forma effect to such incurrence and the incurrence of any other Debt and any other changes in our Debt since the date of our most recently available quarterly or annual consolidated balance sheet and the application of the net proceeds therefrom as if it had occurred on the first date of such quarterly or annual period.

        For the purposes of calculating this ratio, any acquisitions that have been made by us or a Subsidiary of ours, including through mergers or consolidations and including any related financing transactions, during or subsequent to the relevant fiscal quarter or year and on or prior to the date of the calculation of the ratio shall be deemed to have occurred on the first day of the relevant fiscal quarter or year, with the pro forma determinations of Consolidated Cash Flows resulting from any such transactions as determined in good faith by us.

        The accrual of interest, the accretion or amortization of original issue discount and the payment of interest on any Debt in the form of additional Debt with the same terms will not be deemed to be an incurrence of Debt for purposes of this covenant.

  Limitations on Liens

        None of the issuer, us or any of our Subsidiaries may create, assume or permit to exist any Debt secured by a Lien (other than a Permitted Lien) upon or in respect of any of its property or assets, now owned or hereafter acquired, without effectively providing that the notes and the guarantee will be directly secured equally and ratably with such Debt.

        This restriction will not apply to a Lien created to secure Attributable Debt in connection with a Sale and Lease-Back Transaction permitted under "—Limitations on Sale and Lease-Back Transactions" below.

  Limitations on Sale and Lease-Back Transactions

        None of the issuer, we or any of our Subsidiaries may enter into any Sale and Lease-Back Transaction with respect to any of its property or assets, now owned or hereafter acquired, unless, after giving effect to the Sale and Lease-Back Transaction, the aggregate amount of all Attributable Debt relating to all Sale and Lease-Back Transactions plus all outstanding secured Debt created, incurred or assumed by us and our Subsidiaries does not exceed 10% of the book value of our total assets, as determined by reference to our most recent quarterly or annual consolidated balance sheet on a pro forma basis after giving effect to the incurrence of any Debt and any other changes in our Debt since the date of such balance sheet. For the purposes of this determination, the amount of Debt under any secured credit facility will be the total amount available under the facility, regardless of the amount at any one time outstanding.

        This restriction will not apply to transactions between us and one of our Subsidiaries or between our Subsidiaries or to a Sale and Lease-Back Transaction where the issuer, we or such Subsidiary would be entitled pursuant to "—Limitations on Liens" above to incur Debt secured by a Lien on the property or assets subject to the Sale and Lease-Back Transaction without equally and ratably securing the notes.

  Mergers and Sales of Assets

(1)
Neither we nor the issuer may consolidate with or merge into any other person or convey, transfer, sell or lease our properties and assets substantially as an entirety to any person, or permit any person to consolidate with or merge into us, unless each of the following requirements is met:

(a)
the successor or transferee, if other than us or the issuer, respectively, (i) is a corporation organized and existing under the laws of the Russian Federation or Luxembourg, respectively, and (ii) assumes, expressly or by operation of law, the due and punctual payment of all our or the issuer's obligations and the performance of all of our or the issuer's other covenants under the notes and the indenture; provided, that in the case of any such consolidation or merger involving the issuer, or conveyance, transfer, sale or lease of assets by the issuer, the issuer's successor or transferee will be a wholly-owned Subsidiary of ours (or our successor);

(b)
immediately after giving effect to that transaction, no event of default, and no event which, after notice or lapse of time or both, would become an event of default, shall have occurred and be continuing;

(c)
on the date of that transaction, after giving pro forma effect to (i) the transaction; (ii) any related financing transactions; and (iii) the pro forma Consolidated Cash Flows resulting from such transaction, as determined in good faith by the Guarantor, in each case as if they had occurred at the beginning of the relevant quarterly or annual period, the ratio of Debt to the pro forma Consolidated Cash Flows, calculated as provided in the covenant entitled "Limitation on Incurrence of Debt," would be no greater than the greater of (x) such ratio immediately prior to the date of such transaction and (y) 4.0 to 1.0; provided, however, that this clause (c) shall not apply in the case of a consolidation or merger by one of our Subsidiaries with or into us or another of our Subsidiaries; and

(d)
we or the issuer, as applicable, deliver to the trustee an officer's certificate relating to conditions (a) through (c) above and a legal opinion relating to conditions (a) and, with respect to the absence of an event of default being caused by such transaction, (b) above.

(2)
We have agreed that (a) each conveyance, transfer, sale or lease of assets (other than the payment of dividends) by us or a Subsidiary to or from an Affiliate (other than a Subsidiary or us) will be for Fair Market Value, and (b) if we or any of our Subsidiaries engage in a transaction or series of related transactions that will result in the conveyance, transfer, sale or lease of assets to or from one or more of our Affiliates (other than to or from a Subsidiary or us) with a Fair Market Value of more than $70 million (or the equivalent in other currencies) since the issue date of the notes, we will deliver to the trustee a board resolution confirming that the transaction or series of related transactions was for Fair Market Value; provided, however, that this clause (b) shall not apply to the transactions relating to the UMC acquisition.

(3)
Regardless of whether we, Rosico, Telecom XXI, or Kuban GSM are permitted to do so by law, (a) we may not transfer, sell or lease any of our GSM 900 licenses for the Moscow license area, (b) Rosico may not transfer, sell or lease any of our GSM 1800 licenses for the Moscow license area, (c) Telecom XXI may not transfer, sell or lease its GSM 900 or 1800 license for the St. Petersburg license area, and (d) Kuban GSM may not transfer, sell or lease its GSM 900 or 1800 license for the Krasnodar license area, in either case except in a transaction that would be permitted under paragraph (1) above or would not have a material adverse effect on the business, financial condition or results of operations of us and our subsidiaries as a whole.

Transactions with Affiliates

        None of the issuer, us or any of our Subsidiaries shall, directly or indirectly, enter into or permit to exist any intercompany loan with, or for the benefit of, any Affiliate, unless (a) the terms of such intercompany loan are no less favorable to the issuer, us or such Subsidiary, as the case may be, than those that could be obtained in a comparable arm's-length transaction or series of related transactions with a person that is not an Affiliate of the issuer, us or such Subsidiary or (b) such intercompany loan is made pursuant to a contract or contracts existing on the issue date of the notes (excluding any amendments or modifications thereto after the issue date of the notes).

        This covenant shall not apply to (a) compensation or employee benefit arrangements with any officer or director of the issuer, us or such Subsidiary arising out of any employment contract entered into in the ordinary course of business or (b) transactions between the issuer, us or any of our Subsidiaries or between any such Subsidiaries.

  Maintenance of Rating

        We and the issuer have agreed to take all commercially reasonable steps necessary to maintain a rating on the notes from Moody's or Standard & Poor's.

  Reports

        We have agreed that, during any period in which we are not subject to and in compliance with Section 13 or 15(d) of the Exchange Act or are not exempt from such reporting requirements pursuant to and in compliance with Rule 12g3-2(b) under the Exchange Act, we will provide to each holder of the notes and to each prospective purchaser of the notes, upon the request of such holder or prospective purchaser, any information required to be provided by Rule 144A(d)(4) under the U.S. Securities Act.

        We have also agreed

  •
  to submit to the U.S. Securities and Exchange Commission, or the Commission, or otherwise make public and deliver to the trustee, within 60 days after the end of each of the first three fiscal quarters of each fiscal year, quarterly reports on Form 6-K (or any successor form) containing our consolidated balance sheet, statement of operations and cash flow statement prepared in accordance with U.S. GAAP (but excluding footnotes) and a discussion by management highlighting critical financial developments during the period;

  •
  to make public and deliver to the trustee, within 120 days after the end of each fiscal year, reports with respect to the fourth quarter containing our consolidated balance sheet, statement of operations and cash flow statement prepared in accordance with U.S. GAAP (but excluding footnotes) and a discussion by management highlighting critical financial developments during the fourth quarter; and

  •
  to file with the Commission or otherwise make public and deliver to the trustee, within 180 days after the end of each fiscal year, annual reports on Form 20-F (or any successor form) containing the information required to be contained therein (or required in such successor form), regardless of whether we are then required to file a Form 20-F under the rules promulgated by the Commission.

        The above reports that will be delivered to the trustee will also be made available to the public at the office of the paying agent in Luxembourg.

  Definitions

        For the purposes hereof:

        "Acquired Debt" means any Debt of an entity existing at the time such entity is merged into us or a Subsidiary or becomes one of our Subsidiaries, and any Debt secured by a Lien on an asset acquired by us or one of our Subsidiaries.

        "Affiliate" means, with respect to any person at any time, any entity directly or indirectly controlling, controlled by or under common control with that person at that time. For purposes of this definition, "control" means the power to direct the management and policies of an entity, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise.

        "Attributable Debt" means, in respect of a Sale and Lease-Back Transaction, at the time of determination, the lesser of (x) the Fair Market Value of the property subject to such arrangement and (y) the present value (discounted at the weighted average annual interest rate on all notes then issued and outstanding under the indenture, compounded semi-annually) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such arrangement after excluding all amounts required to be paid on account of maintenance and repairs, insurance, taxes and similar charges.

        "Consolidated Cash Flows" for any period means our consolidated net income for such period, excluding any cumulative effect of a change in accounting principles since the beginning of the relevant period, plus the following items (i)-(iv), in each case to the extent such items were deducted when calculating our consolidated net income for such period:

  (i)
  any non-recurring loss, including any loss realized in connection with any asset sale or disposition of securities;

  (ii)
  provision for income taxes;

  (iii)
  interest expense; and

  (iv)
  depreciation and amortization (including amortization of goodwill and other intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses, including currency exchange and translation losses (excluding bad debt expense and any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period);

minus the following items, in each case to the extent such items increased our consolidated net income for such period:

  (v)
  any non-recurring gain, including any gain realized in connection with any asset sale or disposition of securities; and

  (vi)
  any non-cash items, including currency exchange and translation gains, other than items in the ordinary course of business,

all as determined on a consolidated basis in accordance with U.S. generally accepted accounting principles.

        "Debt" means, with respect to any person, without duplication:

  (i)
  all obligations of such person for borrowed money;

  (ii)
  all reimbursement obligations of such person in respect of letters of credit, banker's acceptances or other similar instruments or credit transactions;

  (iii)
  all obligations of such person evidenced by bonds, debentures, notes or other similar instruments;

  (iv)
  all obligations of such person to the extent that they defer the purchase price of property or services for more than 180 days, except trade accounts payable arising in the ordinary course of business;

  (v)
  all obligations of such person as lessee under leases that would be capitalized on a balance sheet of the lessee prepared in accordance with U.S. GAAP;

  (vi)
  all guarantees and indemnities of such person in respect of the Debt of any other person or persons, without duplication of any Debt otherwise included in this definition; and

  (vii)
  all Debt of other persons secured by a Lien on any property, income and assets of such person, whether or not such Debt is assumed by such person; provided that if such Debt is not assumed by such person, the amount of such Debt shall be the lesser of (a) the Fair Market Value of such property, income or assets at such date of determination and (b) the amount of such Debt of such other person.

        "Fair Market Value" means, with respect to any property or assets, the sale price for such property or assets as could be negotiated in a free market transaction for cash conducted at arm's length between a willing seller and a willing and able buyer as determined by our board of directors in cases of property or assets with a Fair Market Value in excess of $70 million, or as determined by our chief financial officer or our chief executive officer in cases of property or assets with a Fair Market Value equal to or below $70 million.

        "Lien" means any mortgage, lien, pledge, charge, security interest, right of set off or other encumbrance or preferential arrangement, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction).

        "Permitted Lien" means:

  (i)
  any Lien existing on the date of the indenture, including any Lien created in respect of an obligation arising out of a credit agreement between Ericsson and Rosico dated December 20, 1996, as amended;

  (ii)
  any Lien on any property or assets of any corporation existing at the time such corporation is merged or consolidated with or into us or any of our Subsidiaries or becomes a subsidiary of ours and not created in contemplation of such event, provided that no such Lien shall extend to any other property or assets;

  (iii)
  any Lien existing on any property or assets prior to the acquisition thereof by us or any of our Subsidiaries and not created in contemplation of such acquisition, provided that no such Lien shall extend to any other property or assets;

  (iv)
  any Lien on any property or assets securing our Debt or Debt of any of our Subsidiaries incurred or assumed for the purpose of financing all or part of the cost of acquiring, repairing or refurbishing such property or assets, provided that (a) no such Lien shall extend to any other property or assets, (b) the aggregate principal amount of all Debt secured by Liens under this clause (iv) on such property or assets shall not exceed the lower of (x) the purchase price of such property or assets and (y) the Fair Market Value of such property or assets at the time of acquisition, repair or refurbishing and (c) such Lien attaches to such property or assets concurrently with the repair or refurbishing thereof or within 90 days after the acquisition thereof, as the case may be;

  (v)
  any Lien arising by operation of law, including any Liens (a) arising in the ordinary course of business with respect to amounts not yet delinquent or being contested by us, the issuer or a Subsidiary of ours in good faith in appropriate proceedings or (b) for taxes, assessments, government charges or claims, including without limitation those in favor of Russian governmental fiscal authorities;

  (vi)
  any Lien on the property or assets of any of our Subsidiaries securing intercompany Debt of such Subsidiary owing to the issuer, us or another of our Subsidiaries;

  (vii)
  easements, rights-of-way, restrictions and any other similar charges or encumbrances incurred in the ordinary course of business and not interfering in any material respect with our business or the business of any of our Subsidiaries, including any encumbrance or restriction with respect to an equity interest of any joint venture pursuant to a joint venture agreement;

  (viii)
  any extension, renewal or replacement of any Lien described in clauses (i)-(vii) above, provided that (a) such extension, renewal or replacement shall be no more restrictive in any material respect than the original Lien, (b) the amount of Debt secured by such Lien is not increased and (c) if the property, income or assets securing the Debt subject to such Lien are changed in connection with such refinancing, extension or replacement, the Fair Market Value of the property or assets is not increased; and

  (ix)
  any other Lien; provided, that, immediately after giving effect to such Lien, all our secured Debt and Attributable Debt in the aggregate do not exceed 10% of the book value of our total assets as determined by reference to our most recent quarterly or annual consolidated balance sheet on a pro forma basis after giving effect to the incurrence of any Debt and any other changes in our Debt since the date of such balance sheet;

provided, that no Lien on the property, income or assets of the issuer shall be a Permitted Lien, other than a Lien arising by operation of law.

        "Sale and Lease-Back Transaction" means any arrangement providing for the leasing for a period, including renewals, in excess of 18 months, of any property or asset that has been owned by us or any Subsidiary for more than 180 days and has been or is to be sold or transferred by us or such Subsidiary in such transaction.

        "Significant Subsidiary" means any subsidiary of ours that satisfies the definition set forth in Article 1, Rule 1-02 of Regulation S-X promulgated under the U.S. Securities Act, as such regulation is in effect on the date hereof.

        "Subsidiary" means, with respect to any person, (i) any corporation, association or other business entity of which more than 50% of the total voting power of shares of capital stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such person or one or more of the other Subsidiaries of such person (or a combination thereof) and (ii) any partnership (a) the sole general partner or the managing general partner of which is such person or a Subsidiary of such person or (b) the only general partners of which are such person or of one or more Subsidiaries of such person (or any combination thereof).

Taxation and Additional Amounts

        All payments by the issuer and us in respect of the notes and the guarantee will be made free and clear of and without deduction or withholding for or on account of any present or future taxes, duties, assessments, fees or other governmental charges ("Taxes") imposed or levied by or on behalf of Luxembourg, the Russian Federation, any jurisdiction from or through which a payment is made, or any political subdivision or taxing authority thereof or therein each of the preceding jurisdictions (each, a "Taxing Jurisdiction"), unless such withholding or deduction is required by law. If the issuer is required to make any withholding or deduction for or on account of any Taxes from any payment made under or with respect to the notes, or if we are required to make any withholding or deduction for or on account of any Taxes imposed by a Taxing Jurisdiction from any payment made under or with respect to the guarantee, the issuer (or, in respect of the guarantee, we) will pay as additional interest to any holder of the notes such additional amounts (the "Additional Amount") as may be necessary in order that every net payment made by the issuer on such note (or by us on the guarantee) after deduction or withholding for or on account of any Taxes will not be less than the amount then due and payable. The foregoing obligation to pay Additional Amounts, however, will not apply to any (i) Taxes that would not have been imposed but for the existence of any present or former connection between such holder of the notes and any Taxing Jurisdiction other than the mere receipt of such payment or the ownership or holding of such note, (ii) Taxes that would not have been imposed but for the presentation by the holder of such note for payment on a date more than 30 days after the date on which such payment became due and payable or the date on which payment thereof is duly provided for, whichever occurs later, (iii) Taxes required to be deducted or withheld by any paying agent from a payment on a note or the guarantee, if such payment can be made without deduction or withholding by any other paying agent, (iv) Taxes that would not have been imposed but for the failure of the holder to comply with the issuer's written request addressed to the holder at least 60 days prior to the relevant payment to provide information with respect to any reasonable certification, documentation, information or other reporting requirement concerning the nationality, residence, identity or connection with the Taxing Jurisdiction of the holder of such note, (v) Taxes imposed on a payment to an individual that are required to be made pursuant to any European Union Directive on the taxation of savings implementing the conclusion of the ECOFIN Council meeting of 26-27 November 2000 or any law implementing or complying with, or introduced in order to conform to, the Directive, and (vi) estate, inheritance, gift, sale or excise tax.

        The issuer or we, as applicable, will make any withholding or deduction for or on account of Taxes and remit the full amount deducted or withheld to the relevant authority in accordance with the applicable law. The issuer or we, as applicable, will furnish to the holders of the notes outstanding on the date of the required payment within 30 days after the date the payment of any Taxes is due, certified copies of tax receipts evidencing that such payment has been made and will indemnify and hold harmless each holder on the date of the required payment of any Taxes and, upon written request, reimburse such holder for the amount of (i) any Taxes (other than net income taxes) levied on and paid by the holder as a result of payments made under or with respect to the outstanding notes or the guarantee; (ii) any liability (other than any liability relating to any net income taxes) (including penalties, interest and expense) arising from or with respect to the notes or the guarantee; and (iii) any Taxes imposed with respect to any reimbursement under (i) or (ii) above.

Purchase of Notes

        We and any of our subsidiaries, including the issuer, may, to the extent permitted by applicable law, at any time purchase notes in the open market at any price by tender or by any private arrangement pursuant to the terms and conditions of such tender or private arrangement and, to the extent permitted by, and pursuant to, the requirements of the Luxembourg Stock Exchange. Any note that we or any of our subsidiaries purchases may, at our option, be surrendered to the trustee for cancellation. None of the notes we or any of our subsidiaries purchase may be reissued or resold, except to any of our Subsidiaries or to us.

Events of Default

        The following will be events of default under the indenture:

  •
  failure to pay principal of any note when due;

  •
  failure for 15 days to pay the full amount of interest or Additional Amounts on any note when due;

  •
  failure to comply with the obligations described under "Redemption at Option of Holders Upon a Change in Control";

  •
  failure to perform any other covenant in the indenture and that failure continues for 30 days after receipt by us and the issuer of a written notice of such failure from the trustee or the holders of at least 25% in aggregate principal amount of outstanding notes;

  •
  default under Debt of the issuer, us or any of our Subsidiaries or under any indenture or other instrument under which such Debt has been issued or is governed where the aggregate amount of the Debt is in excess of $5,000,000 (or the equivalent in other currencies), which default (i) results in the acceleration of the payment of such Debt or (ii) has not been cured or waived and constitutes the failure to make any payment of principal or interest on such Debt when due, after the expiration of any applicable grace period;

  •
  a final action resulting in suspension for more than 30 days or loss of any of (i) our GSM 900 licenses for the Moscow license area; (ii) Rosico's GSM 1800 licenses for the Moscow license area; (iii) Telecom XXI's GSM 900 or 1800 license for the St. Petersburg license area; or (iv) Kuban GSM's GSM 900 or 1800 license for the Krasnodar license area, in each case other than, in the event of our, Rosico's, Telecom XXI's or Kuban GSM's merger or consolidation or the sale of our, Rosico's, Telecom XXI's or Kuban GSM's assets and properties substantially as a whole in a transaction permitted under paragraph (1) of "—Mergers and Sales of Assets," a loss where the license is issued within 30 days to us, the successor or transferee corporation, or any of our or such successor's or transferee's Subsidiaries;

  •
  reassignment to other users (other than one of our Subsidiaries), cancellation or other loss of any of our, Rosico's, Telecom XXI's or Kuban GSM's assigned spectrum allocations, except as would not have a material adverse effect on the business, financial condition or results of operations of us and our Subsidiaries as a whole;

  •
  express transfer, sale or lease of any of (i) our GSM 900 licenses for the Moscow license area; (ii) Rosico's GSM 1800 licenses for the Moscow license area; (iii) Telecom XXI's GSM 900 or 1800 license for the St. Petersburg license area; or (iv) Kuban GSM's GSM 900 or 1800 license for the Krasnodar license area, regardless of whether such transfer, sale or lease is permitted by law, other than in a merger, consolidation, transfer, sale or lease permitted under paragraph (1) of "—Mergers and Sales of Assets" above or that would not have a material adverse effect on the business, financial condition or results of operations of us and our Subsidiaries as a whole;

  •
  our guarantee ceases to be in full force and effect;

  •
  the American Depositary Shares representing our common stock are no longer listed on the New York Stock Exchange or such listing is suspended for more than 15 days, where such de-listing or suspension is due to our failure to satisfy our obligations under our listing agreement with the New York Stock Exchange;

  •
  rendering against the issuer, us or any of our Subsidiaries of a judgment, decree or order for the payment of money in excess of $10,000,000 and the continuance of such judgment, decree or order unsatisfied and in effect for any period of 60 consecutive days without a stay of execution; and

  •
  bankruptcy, insolvency or bankruptcy-related reorganization of the issuer, us or any of our Significant Subsidiaries, each as specified in the indenture.

        Subject to the provisions of the indenture relating to the duties of the trustee, in case an event of default shall occur and be continuing, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders, unless such holders shall have offered to the trustee reasonable indemnity. Subject to the provisions for the indemnification of the trustee, the holders of a majority in aggregate principal amount of the outstanding notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee.

        If an event of default, other than an event of default arising from events of bankruptcy, insolvency or bankruptcy-related reorganization, occurs and is continuing, either the trustee or the holders of at least 25% in principal amount of the outstanding notes may accelerate the maturity of all of the notes. After acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of the outstanding notes may, in the circumstances set forth in the indenture, rescind the acceleration if all events of default, other than the nonpayment of principal of the notes which have become due solely because of the acceleration, have been cured or waived as provided in the indenture. If an event of default arising from events of our bankruptcy, insolvency or bankruptcy-related reorganization occurs and is continuing, then the principal of, and accrued interest on, all of the notes will automatically become immediately due and payable without any declaration or other act on the part of the holders of notes or the trustee.

        Before you may take any action to institute any proceeding relating to the indenture, or to appoint a receiver or a trustee, or for any other remedy, each of the following must occur:

  •
  you must have given the trustee written notice of a continuing event of default;

  •
  the holders of at least 25% of the aggregate principal amount of all outstanding notes must make a written request of the trustee to take action because of the default and must have offered reasonable indemnification to the trustee against the cost, liabilities and expenses of taking such action; and

  •
  the trustee must not have taken action for 60 days after receipt of such notice and offer of indemnification.

        These limitations do not apply to a suit for the enforcement of payment of the principal of or any premium or interest on a note, or the redemption amount of a note, on or after the due dates for such payments.

        We and the issuer will furnish to the trustee annually a statement as to our performance of our respective obligations under the indenture and as to any default in our performance.

        Street name and other indirect holders should consult their banks or brokers for information on how to give notice or direction to or make a request of the trustee and to make or annul a declaration of acceleration.

Modification and Waiver

        The consent of the holders of a majority in principal amount of the outstanding notes affected is required to make a modification or amendment to the indenture. However, a modification or amendment requires the consent of the holder of each outstanding note affected if it would:

  •
  change the stated maturity of the principal of a note or the interest payment dates of a note;

  •
  reduce the principal amount or interest on any note;

  •
  reduce the amount payable upon a redemption of a note or alter any provision with respect to redemption of any note (other than provisions relating to the covenants described under "—Redemption at Option of Holders upon a Change in Control");

  •
  modify any payment obligation pursuant to the guarantee;

  •
  change the place (other than changes to or additions or removals of paying agents in accordance with the indenture) or currency of payment on a note;

  •
  impair the right to institute suit for the enforcement of any payment on any note;

  •
  reduce the percentage of holders whose consent is needed to modify or amend the indenture;

  •
  change the obligation of the issuer or us to pay Additional Amounts on the notes;

  •
  reduce the percentage of holders whose consent is needed to waive compliance with certain provisions of the indenture; or

  •
  modify the provisions dealing with modification and waiver of the indenture.

        The holders of a majority in principal amount of the outstanding notes must provide written consent to waive compliance by the issuer or us with certain restrictive provisions of the indenture. The holders of a majority in principal amount of the outstanding notes may waive any past default, except a default in the payment of principal, any premium, interest or redemption amounts.

        Noteholder consent will not be required in connection with the following amendments:

  •
  to cure any inconsistency, omission, defect or ambiguity in the indenture;

  •
  to add any additional events of default;

  •
  to secure the notes;

  •
  to provide for the issuance of additional notes in accordance with the indenture;

  •
  to add to the issuer's or our covenants and agreements or to surrender any of our or the issuer's rights or powers;

  •
  to assign the trustee's rights and duties to a qualified successor;

  •
  to evidence the succession of another person to the issuer or to us and the assumption by the successor to the issuer's or our obligations and our covenants, where the parties are amending the indenture in a similar way;

  •
  to comply with the U.S. Securities Act, the Exchange Act, the Investment Company Act of 1940 or the Trust Indenture Act of 1939, each as amended; or

  •
  to modify, alter, amend or supplement the indenture in any other manner that is not adverse to the holders of the notes.

        No amendment to the indenture or the notes or the book-entry securities that affects DTC, Euroclear, Clearstream or the holders of book-entry securities in an adverse way will be allowed without the consent of DTC, Euroclear or Clearstream, as the case may be.

        Street name and other indirect holders should consult their banks or brokers for information on how approval may be granted or denied if we or the issuer seek to modify or amend the indenture or the notes or request a waiver.

Defeasance

        We and the issuer may be discharged from all obligations in respect of the notes under the indenture (except for, among other things, certain obligations to register the transfer or exchange of notes, to replace stolen, lost or mutilated notes, to maintain paying agents and to hold moneys or payments in trust) if we or the issuer have deposited with the trustee, in trust for the benefit of the holders of the notes, cash in U.S. dollars, non-callable U.S. governmental securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of an internationally recognized firm of independent public accountants, to pay the principal of and interest and additional interest, if any, on the outstanding notes on the stated maturity date or any redemption date. This discharge is known as "legal defeasance." We and the issuer may also be discharged from certain of our obligations under the indenture, including those described under "—Principal Covenants—Limitation on Incurrence of Debt," "—Limitations on Liens," "—Limitations on Sale and Lease-Back Transactions," clause (c) under "—Mergers and Sales of Assets," "—Transactions with Affiliates" and "—Reports" and "Redemption at Option of Holders upon a Change in Control," if we or the issuer have deposited cash, securities or a combination thereof as described above. This discharge is known as "covenant defeasance."

        Defeasance will become effective after the issuer, among other things, has delivered to the trustee an opinion of counsel confirming that the deposit and related defeasance will not cause the holders of the notes to recognize income, gain or loss for U.S. federal income tax purposes, and, in the case of legal defeasance, that either the issuer has received a ruling or other formal statement or action to such effect from or published by the U.S. Internal Revenue Service or there has been a change in U.S. federal income tax law to such effect. After legal defeasance, you will only be able to look to the trust fund for payments on the notes.

Meetings of Noteholders

        The indenture contains provisions for convening meetings of the holders of notes to approve a modification or amendment to, or obtain a waiver of, any provision of the indenture or the notes or to consider any other matter of common interest to the holders.

        Notice of at least 30 days must be given of any meeting. A meeting must be called if requested in writing by the holders of at least one-tenth of the aggregate principal amount of the outstanding notes or by a resolution of the board of directors of the issuer. The indenture provides that any meeting of the holders will be held in London. The quorum for any meeting, other than an adjourned meeting, shall be, the holders of at least two-thirds of the aggregate principal amount of the notes then outstanding, and at an adjourned meeting shall be the holders of at least a majority of the aggregate principal amount of the notes then outstanding. For the purpose of such meetings, notes held by the issuer, us, any of our subsidiaries or any related party of any of the foregoing persons or by the trustee, in its individual capacity, will not be counted.

        No action at a meeting of holders will be effective unless approved by persons holding or representing notes in the aggregate principal amount required by the applicable provision of the indenture. At any meeting of holders, each holder or proxy will be entitled to one vote for each $1,000 principal amount of outstanding notes held or represented. A proxy need not be a holder of the notes.

Listing

        Application has been made for the notes to be listed on the Luxembourg Stock Exchange.

Notices

        Any notice to holders of notes shall be given:

  •
  By first-class mail to the addresses of the holders as they appear in the security register, in which case notices will be deemed to have been given on the date of mailing. The issuer will give holders of notes irrevocable notice that it is exercising its option to redeem the notes not less than 30 nor more than 60 days before the redemption date; and

  •
  As long as the notes are listed on the Luxembourg Stock Exchange and the rules of that stock exchange so require, by publication in a leading newspaper having general circulation in Luxembourg, which is expected to be the Luxembourg Wort. This notice will be deemed to have been given on the date of publication or, if published more than once on different dates, on the first date on which publication is made.

        In addition, notice of any meeting of noteholders will be given by publication in leading newspapers having general circulation in New York City, in Europe and in Luxembourg.

        As long as the notes are listed on the Luxembourg Stock Exchange and the rules of that stock exchange so require, reports filed by us with the Commission or required to be provided to the holders of the notes under the indenture may be obtained at the office of the paying agent in Luxembourg.

Replacement of Notes

        The issuer will replace, at the expense of the holders, notes that become mutilated, destroyed, stolen or lost upon delivery to the trustee or the paying agent in Luxembourg of the mutilated notes or evidence of the loss, theft or destruction of the notes satisfactory to the issuer and the trustee. In the case of a lost, stolen or destroyed note, indemnity satisfactory to the trustee or the paying agent in Luxembourg and the issuer may be required at the expense of the holder of the note before a replacement note will be issued.

The Trustee

        If an event of default occurs and is not cured, the trustee will be required to use the degree of care of a prudent person in the conduct of his own affairs in the exercise of its powers. Subject to these provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holders of notes, unless they shall have offered to the trustee reasonable security or indemnity.

Governing Law, Consent to Jurisdiction and Service and Arbitration

        The indenture and the notes are governed by New York law. We and the issuer have submitted to the jurisdiction of the federal and state courts located in the Borough of Manhattan, City and State of New York, for purposes of all legal actions and proceedings instituted in connection with the notes, the guarantee and the indenture and have appointed Puglisi & Associates as our authorized agent upon which process may be served in any such action. We and the issuer also have consented to arbitration in accordance with the Rules of the London Court of International Arbitration in the event of any controversy, claim or cause of action arising out of or relating to the notes and the indenture. This means that an action brought against us or the issuer by or on behalf of the holders of the notes may be brought in these New York courts or may be submitted to arbitration.

Arrangements Relating to Notes in Global Form

        The Rule 144A global note will be deposited with a custodian for, and registered in the name of, Cede & Co., as nominee of DTC. The Regulation S global note will be deposited with, and registered in the name of a common depositary for Euroclear and Clearstream or a nominee thereof.

        You can hold a beneficial interest in the Rule 144A global note only directly through DTC or indirectly through participants or indirect participants in DTC. You can hold a beneficial interest in the Regulation S global note only directly through Euroclear or Clearstream or indirectly through participants or indirect participants in Euroclear or Clearstream. These beneficial interests may be held in such denominations as are permitted by DTC, Euroclear or Clearstream, as applicable. Indirect participants are banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a participant. Beneficial interests in the global notes are called book-entry securities. Ownership of beneficial interests in the global notes will be in the form of book-entry securities.

        The ultimate beneficial owners of the global notes can only be indirect holders. We do not recognize this type of investor as a holder of notes and instead only deal with the registered holders of the global notes. As an indirect holder, an investor's rights and obligations relating to a global note will be governed by the account rules of DTC, Euroclear or Clearstream and the investor's financial institution. We, the trustee, any paying agent, the registrar and any of our or their agents will not be responsible for the obligations under the rules and procedures of DTC, Euroclear or Clearstream, any of their respective participants or an investor's financial institution.

        We have no responsibility for any aspect of the actions of any participant in DTC, Euroclear or Clearstream or for payments related to, or for its records of, ownership interests in the global notes. We also do not supervise the participants in DTC, Euroclear or Clearstream in any way, nor will we govern payments, transfers, exchange and other matters relating to the investor's interest in the global notes.

  Payments

        Payments related to the notes will be made through the facilities of JPMorgan Chase Bank, as principal paying agent, to the nominee of DTC as the registered holder of the Rule 144A note and to the nominee of the common depositary as the registered holder of the Regulation S note. Payments to DTC's nominee and to the nominee of the common depositary will discharge our payment obligations in respect of the notes. DTC, Euroclear and Clearstream have informed us that they will credit their participants' accounts the date they receive payment from the paying agent with payments in amounts proportionate to their respective ownership interests as shown on their respective records. Payments by participants in DTC, Euroclear or Clearstream to the owners of book-entry securities will be the participants' responsibility. We expect that payment by participants in DTC, Euroclear or Clearstream to the owners of interests in book-entry securities will be governed by standard customary practices.

        All payments will be made through the facilities of the paying agent or agents.

  Redemption

        If and when the global notes are redeemed, at maturity or otherwise, all amounts in respect of the redemption will be paid through the facilities of the paying agent or agents to the nominee of DTC or the nominee of the common depositary for Euroclear or Clearstream, as the case may be. The redemption price that will be paid for the book-entry securities will be equal to the amount paid to the depositary systems for the applicable global notes.

  Transfers and Transfer Restrictions

        Transfers of global notes may be made only through the book-entry register. Until the book-entry securities are exchanged for definitive notes, the global notes may only be transferred as a whole by:

  •
  DTC to a nominee of DTC;

  •
  the common depositary to a nominee of the common depositary;

  •
  a nominee of DTC to DTC or another nominee of DTC;

  •
  a nominee of the common depositary to the common depositary or another nominee of the common depositary;

  •
  DTC or any such nominee to a successor of DTC or a nominee of such successor; or

  •
  the common depositary or any such nominee to a successor of the common depositary or a nominee of such successor.

        DTC, Euroclear and Clearstream, as the case may be, will record all transfers of the interests in book-entry securities using their respective book-entry systems following their customary procedures.

        Beneficial interests in a Rule 144A global note may be transferred only in accordance with the restrictions set out under "Transfer Restrictions."

Clearance and Settlement

  General

        The book-entry systems operated by DTC, Euroclear and Clearstream have established electronic securities and payment transfer, processing, depositary and custodial links among themselves and others, either directly or through custodians and depositaries. These links allow notes to be issued, held and transferred among these clearing systems without the physical transfer of certificates.

        The policies of DTC, Euroclear and Clearstream will govern payments, transfers, exchange and other matters relating to the investors' interest in notes held by them.

        We have no responsibility for any aspect of the actions of DTC, Clearstream or Euroclear or any of their direct or indirect participants. We have no responsibility for any aspect of the records kept by DTC, Clearstream or Euroclear or any of their direct or indirect participants. We also do not supervise these systems in any way.

        DTC, Euroclear and Clearstream and their participants perform these clearance and settlement functions under agreements they have made with one another or with their customers. You should be aware that they are not obligated to perform these procedures and may modify them or discontinue them at any time.

        The description of the clearing systems in this section reflects our understanding of the rules and procedures of DTC, Euroclear and Clearstream as they are currently in effect. These systems could change their rules and procedures at any time.

  Transfers of Beneficial Interests in the Global Notes

  Trading between DTC participants

        A beneficial owner of an interest in the Rule 144A global note may hold its interest directly through DTC if such person is a participant in DTC, or indirectly through organizations which are direct DTC participants if such person is not a participant in DTC. Beneficial owners may also own interests in the global note held by DTC through banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship, either directly or indirectly, with a direct DTC participant.

        Transfers between direct DTC participants will be effected in accordance with DTC's rules and will be settled using the procedures applicable to U.S. corporate debt obligations in DTC's SDFS system in same-day funds.

  Trading between participants in Euroclear and Clearstream

        Transfers between participants in Euroclear or Clearstream will be effected in accordance with the normal rules and operating procedures of Euroclear and Clearstream and will be settled using the procedures applicable to conventional eurobonds. Euroclear and Clearstream will hold interests in the Regulation S global note on behalf of their participants through customers' securities accounts in their respective names on the books of their common depositary. Euroclear and Clearstream have established an electronic bridge between their two systems across which their respective participants may settle trades with each other.

  Trading between a DTC seller and a Euroclear or Clearstream purchaser

        When an interest in a global note held by DTC is to be transferred from the account of a DTC participant to the account of a Euroclear or Clearstream participant, the DTC participant must send to DTC instructions for delivery to the relevant Euroclear or Clearstream accountholder by 12 noon, New York time, on the settlement date. DTC will in turn transmit this instruction to Euroclear or Clearstream, as the case may be, on the settlement date. Separate payment arrangements are required to be made between the DTC participant and the relevant Euroclear or Clearstream participant. In addition, on the settlement date, DTC will instruct the paying and transfer agent and the registrar to (1) decrease the amount of book-entry interests in the name of Cede & Co. representing interests in the global note held by DTC and (2) increase the amount of book-entry interests registered in the name of the common depositary for the accounts of Euroclear and Clearstream and representing interests in the Regulation S global note. Book-entry interests will be delivered free of payment to Euroclear or Clearstream, as the case may be, for credit to the relevant accountholder on the first business day following the settlement date.

  Trading between a Euroclear or Clearstream seller and a DTC purchaser

        When interests in the Regulation S global note are to be transferred from the account of a Euroclear or Clearstream participant to the account of a DTC participant, the Euroclear or Clearstream participant must send to Euroclear or Clearstream delivery free of payment instructions by 7:45 p.m., Brussels or Luxembourg time, one business day prior to the settlement date. Euroclear or Clearstream, as the case may be, will in turn transmit appropriate instructions to the common depositary and the registrar to arrange delivery to the DTC participant on the settlement date. Separate payment arrangements are required to be made between the DTC participant and the relevant Euroclear or Clearstream participant, as the case may be. On the settlement date, the common depositary will transmit appropriate instructions to DTC who will in turn deliver such interests in the Regulation S global note, free of payment, to the relevant account of the DTC participant. In addition, Euroclear or Clearstream, as the case may be, shall on the settlement date instruct the paying and transfer agent and the registrar to (1) decrease the amount of the book-entry interests registered in the name of the common depositary for the account of Euroclear or Clearstream and representing interests in the Regulation S global note, and (2) increase the amount of the book-entry interests registered in the name of Cede & Co. and representing interests in the applicable global note held by DTC.

  Special Timing Considerations

        You should be aware that investors will only be able to make and receive deliveries, payments and other communications involving notes through Euroclear and Clearstream on days when those systems are open for business. Those systems may not be open for business on days when banks, brokers and other institutions are open for business in the United States.

        In addition, because of time-zone differences, there may be problems with completing transactions involving Euroclear and Clearstream on the same business day as in the United States. U.S. investors who wish to transfer their interests in the notes, or to receive or make a payment or delivery of notes, on a particular day, may find that the transactions will not be performed until the next business day in Brussels or Luxembourg, depending on whether Euroclear or Clearstream is involved.

  Security Codes

        The Common Code for the Rule 144A notes is 016231436, the ISIN for the Rule 144A notes is US60741AAC99 and the CUSIP number for the Rule 144A notes is 60741AAC9. The Common Code for the Regulation S notes is 016212628, the ISIN for the Regulation S notes is XS0162126287 and the CUSIP number for the Regulation S notes is L64395AC7.

PLAN OF DISTRIBUTION

        We, the issuer and the initial purchasers named below will enter into a purchase agreement relating to the notes. In the purchase agreement the initial purchasers will agree to purchase from the issuer, and the issuer will agree to sell to each initial purchaser, the respective principal amount of notes set forth opposite its name below.

Initial Purchasers(1)	Principal Amount of Notes
Credit Suisse First Boston (Europe) Limited	$358,000,000
Commerzbank Aktiengesellschaft	$6,000,000
Dresdner Bank AG London Branch	$6,000,000
ING Bank N.V., London Branch	$6,000,000
Merrill Lynch International	$6,000,000
Raiffeisen Zentralbank Oesterreich Aktiengesellschaft	$6,000,000
Renaissance Advisory Services Limited	$6,000,000
Trust and Investment Bank	$6,000,000

Total	$400,000,000

(1)
Sales in the United States will be made through affiliates of the initial purchasers listed above.

        The issuer has agreed to pay to the initial purchasers commissions of 0.75% of the aggregate principal amount of the notes and has agreed to reimburse the initial purchasers for certain of their expenses in connection with the offering of the notes. The initial purchasers will purchase the notes at the offering price indicated on the cover page less commissions paid to them by the issuer, and offer to resell the notes at the price to investors indicated on the cover page. After the initial offering of the notes, the initial purchasers may from time to time vary the offering price and other selling terms.

        The obligations of the initial purchasers under the purchase agreement to purchase the notes are subject to the approval by their counsel of certain legal matters and to certain other conditions being satisfied. The initial purchasers must purchase all of the notes if they purchase any of them.

        No action has been or will be taken in any jurisdiction by the issuer, us or the initial purchasers that would permit a public offering of the notes or the possession, circulation or distribution of this offering memorandum or any other material relating to the issuer, us or the notes in any jurisdiction where action for the purpose is required. Accordingly, the notes may not be offered or sold, directly or indirectly, and neither this offering memorandum nor any other offering material or advertisements in connection with the notes may be distributed or published, in or from any country or jurisdiction, except in compliance with any applicable rules and regulations of any such country or jurisdiction. Persons into whose possession this offering memorandum comes are advised to inform themselves about and to observe any restrictions relating to the offering of the notes and distribution of this offering memorandum. This offering memorandum does not constitute an offer to purchase or a solicitation of an offer to sell in any jurisdiction.

General

        All applicable laws and regulations must be observed in any jurisdiction in which notes may be offered, sold or delivered. No person may directly or indirectly offer, sell, resell, reoffer or deliver notes or distribute any document, circular, advertisement or other offering material in any country or jurisdiction except under circumstances that will result, to the best of its knowledge and belief after due inquiry, in compliance with all applicable laws and regulations.

The United States

        The notes have not been registered under the U.S. Securities Act and may not be offered or sold in the United States except in certain transactions exempt from or not subject to the registration requirements of the U.S. Securities Act. The initial purchasers have agreed to offer the notes for resale initially to persons they reasonably believe to be qualified institutional buyers in reliance on Rule 144A under the U.S. Securities Act and outside the United States in offshore transactions in reliance on Regulation S under the U.S. Securities Act. Terms used above and below have the meanings assigned to them in Regulation S under the U.S. Securities Act. Each purchaser of notes offered hereby in reliance on Rule 144A will, by such purchase, be deemed to have made certain acknowledgements, representations, warranties and agreements as set forth under "Transfer Restrictions."

        In addition, until 40 days after the commencement of the offering, an offer or sale of notes within the United States by a dealer that is not participating in this offering may violate the registration requirements of the U.S. Securities Act if such offer or sale is made other than in accordance with Rule 144A under the U.S. Securities Act.

The United Kingdom

        Each initial purchaser has represented, warranted and agreed in the purchase agreement that:

  (i)
  it has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell any notes to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

  (ii)
  it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the "FSMA") received by it in connection with the issue or sale of any notes in circumstances in which section 21(1) of the FSMA does not apply to the issuer or us; and

  (iii)
  it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

The Russian Federation

        Each initial purchaser has represented and agreed in the purchase agreement that it has not offered or sold or otherwise transferred and will not offer or sell or otherwise transfer as part of their initial distribution of at any time thereafter any notes to or for the benefit of any person (including legal entities) resident, incorporated, established or having their usual residence in the Russian Federation or to any person located within the territory of the Russian Federation unless to the extent otherwise permitted by Russian law or regulations.

Luxembourg

        Each initial purchaser has represented and agreed in the purchase agreement that the notes have not been offered or sold, and will not be offered or sold in Luxembourg except under circumstances that do not constitute a public offering or distribution under applicable Luxembourg laws and regulations.

Republic of Italy

        As the offering of the notes has not been cleared by CONSOB (the Italian Securities Exchange Commission) pursuant to Italian securities legislation, each initial purchaser has represented and agreed that it will not offer, sell or deliver notes, nor distribute copies of the offering memorandum nor any other document relating to the notes in the Republic of Italy, except:

  (i)
  to professional investors ("operatori qualificati"), as defined in Article 31, second paragraph, of CONSOB Regulation No. 11522 of 1st July, 1998, as amended;

  (ii)
  in circumstances which are exempted from the rules on solicitation of investment pursuant to Article 100 of Legislative Decree No. 58 of 24th February, 1998 and Article 33, first paragraph, of CONSOB Regulation No. 11971 of 14th May, 1999, as amended; or

  (iii)
  to an Italian resident who submits an unsolicited offer to purchase the notes.

        Each initial purchaser has also represented and agreed that the notes shall not be placed, sold and/or offered in the primary market to retail individuals residing in Italy.

        The notes shall not be placed, sold and/or offered either in the primary or in the secondary market to individuals residing in Italy.

        The notes are a new issue of securities with no established trading market. Application has been made to list the notes on the Luxembourg Stock Exchange and the notes will be eligible for trading on the PORTAL system. We have been advised by the initial purchasers that they intend to make a market in the notes. The initial purchasers, however, have no obligation to do so and may discontinue market-making at any time without providing any notice. No assurance can be given as to the liquidity of any trading market for the notes.

        In connection with the offering, Credit Suisse First Boston (Europe) Limited or any person acting for it may over-allot or effect transactions with a view to supporting the market price of the notes at a level higher than that which might otherwise prevail for a limited period after the issue date. However, there may be no obligation on Credit Suisse First Boston (Europe) Limited or any of its agents to do this. Neither we, the issuer nor the initial purchasers make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. Such stabilizing, if commenced, may be discontinued at any time, and must be brought to an end after a limited period.

        We and the issuer have agreed to indemnify the initial purchasers against certain liabilities, including liabilities under the U.S. Securities Act, or to contribute to payments which the initial purchasers may be required to make in respect of any such liabilities.

        We and the issuer have agreed that neither us, nor any of our subsidiaries or other affiliates over which we exercise management or voting control, nor any person acting on our or their behalf will, for a period of 90 days after the closing date, without the prior written consent of Credit Suisse First Boston (Europe) Limited, issue, offer, sell, contract to sell, pledge or otherwise dispose (or publicly announce any such issuance, offer, sale or disposal) of debt securities issued or guaranteed by us and having a maturity of more than one year from the date of issue.

        The initial purchasers and their affiliates have engaged in transactions with and performed various investment banking, financial advisory and other services for us, for which they received customary fees, and the initial purchasers and their respective affiliates may provide such services in the future.

TRANSFER RESTRICTIONS

        Because of the following restrictions, you are advised to consult legal counsel prior to making any offer, resale, pledge or other transfer of the notes offered hereby.

        The notes have not been registered under the U.S. Securities Act and may not, except as provided below, be offered or sold in the United States (as defined in Regulation S under the U.S. Securities Act ("Regulation S")), except that the notes may be offered or sold by the initial purchasers:

  •
  through their respective registered broker-dealer affiliates in the United States to "qualified institutional buyers" (as defined in Rule 144A under the U.S. Securities Act ("Rule 144A")) in accordance with the exemption provided by Rule 144A, and

  •
  in offshore transactions in accordance with Regulation S.

        Each purchaser of the notes offered hereby and sold in the United States pursuant to Rule 144A will, by its purchase of such notes, be deemed to have represented and agreed as follows (terms used herein that are defined in Rule 144A or Regulation S are used herein as defined therein):

  (1)
  The purchaser (a) is a qualified institutional buyer; (b) is aware that the sale of the notes to it is being made in reliance on Rule 144A; and (c) is acquiring such notes for its own account or for the account of a qualified institutional buyer, as the case may be;

  (2)
  The purchaser understands that the notes have not been and will not be registered under the U.S. Securities Act and may not be transferred or sold in the United States except as permitted below; and

  (3)
  The purchaser agrees that if it decides to offer, sell or otherwise transfer such notes, it will do so only in compliance with the U.S. Securities Act and all applicable securities laws of the States of the United States and other jurisdictions and only (a) outside the United States in an offshore transaction in accordance with Rule 903 or Rule 904 of Regulation S; (b) in accordance with Rule 144A to a person whom the seller and any person acting on behalf of the seller reasonably believe is a qualified institutional buyer within the meaning of Rule 144A purchasing for its own account or for the account of a qualified institutional buyer in a transaction meeting the requirements of Rule 144A and to whom notice is given that such offer, sale or transfer is being made in reliance on Rule 144A; (c) pursuant to a registration statement which has been declared effective under the U.S. Securities Act; or (d) pursuant to an exemption from registration under the U.S. Securities Act provided by Rule 144 thereunder (if available).

        The notes offered and sold hereby pursuant to Rule 144A will constitute "restricted securities" within the meaning of Rule 144(a)(3) of the U.S. Securities Act, and any sale pursuant to Rule 144 will be subject to the requirements of that rule, including its holding period requirements. No representation can be made as to the availability of the exemption provided by Rule 144 under the U.S. Securities Act for the resale of the notes.

        The notes sold pursuant to Rule 144A will bear a legend to the following effect:

  "THE NOTES EVIDENCED HEREBY WERE ORIGINALLY ISSUED IN A TRANSACTION EXEMPT FROM REGISTRATION UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (A) OUTSIDE THE UNITED STATES IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S; (B) IN ACCORDANCE WITH RULE 144A TO A PERSON WHOM THE SELLER AND ANY PERSON ACTING ON BEHALF OF THE SELLER REASONABLY BELIEVE IS A QUALIFIED INSTITUTIONAL BUYER WITHIN THE

  MEANING OF RULE 144A PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A AND TO WHOM NOTICE IS GIVEN THAT SUCH OFFER, SALE OR TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A; (C) PURSUANT TO A REGISTRATION STATEMENT WHICH HAS BEEN DECLARED EFFECTIVE UNDER THE SECURITIES ACT; OR (D) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER (IF AVAILABLE)."

        Each purchaser of the notes, by such purchase, will also be deemed to acknowledge that we, the issuer, the initial purchasers and others will rely upon the truth and accuracy of the foregoing acknowledgements, representations and agreements, and agree that if any of the acknowledgements, representations or agreements deemed to have been made by it by its purchase of the notes are no longer accurate, it shall promptly notify us, the issuer and the initial purchasers. If it is acquiring any notes as a fiduciary or agent for one or more investor accounts, it represents that it has sole investment discretion with respect to each such account, and it has full power to make the foregoing acknowledgements, representations and agreements on behalf of each such account.

TAXATION

        The following is a general description of certain tax laws relating to the notes and does not purport to be a comprehensive discussion of the tax treatment of the notes. You should consult your own tax adviser as to the tax consequences of the purchase, ownership and disposition of the notes in light of your particular circumstances, including but not limited to, the consequences of receipt of interest and sale and redemption of the notes.

Luxembourg

        The following general summary is based upon the tax laws of Luxembourg as in effect on the date of this offering memorandum and is subject to any change that may come into effect after that date.

        Under the existing laws of Luxembourg:

  (a)
  All payments of interest and principal by the issuer under the notes can be made free of withholding or deduction for or on account of any taxes of whatsoever nature imposed, levied, withheld, or assessed by Luxembourg or any political subdivision or taxing authority thereof or therein;
  (b)
  A holder of a note who derives income from a note or who realizes a gain on the disposal or redemption of a note will not be subject to Luxembourg taxation on income or capital gains unless:
  (i)
  the holder is, or is deemed to be, resident in Luxembourg for the purpose of the relevant provisions; or
  (ii)
  such income or gain is attributable to an enterprise or part thereof which is carried on through a permanent establishment or a permanent representative in Luxembourg;
  (c)
  Luxembourg net wealth tax will not be levied on a holder of a note unless:
  (i)
  the holder is, or is deemed to be, resident in Luxembourg for the purpose of the relevant provisions; or
  (ii)
  such note is attributable to an enterprise or part thereof which is carried on through a permanent establishment or a permanent representative in Luxembourg;
  (d)
  Luxembourg gift or inheritance taxes will not be levied on the transfer of a note by way of gift by, or on the death of, a holder unless:
  (i)
  the holder is, or is deemed to be, resident in Luxembourg for the purpose of the relevant provisions; or
  (ii)
  the transfer is construed as an inheritance or as a gift made by or on behalf of a person who, at the time of death or gift, is, or is deemed to be, resident in Luxembourg for the purpose of the relevant provisions; or
  (iii)
  such note is attributable to an enterprise or part thereof which is carried on through a permanent establishment or a permanent representative in Luxembourg; or
  (iv)
  the gift is registered in Luxembourg, which is not mandatory;
  (e)
  There is no Luxembourg registration tax, capital tax, stamp duty or any other similar tax or duty (other than nominal court fees and contributions for the registration with the Chamber of Commerce) payable in Luxembourg in respect of or in connection with the execution, delivery and enforcement by legal proceedings (including any foreign judgment in the courts of Luxembourg) of the notes or the performance of the Issuer's obligations under the notes, except that in the case of court proceedings in a Luxembourg court or the presentation of the documents relative to the note issue to an "autorité constituée", such court or "autorité

    constituée" may require registration thereof, in which case the documents will be subject to registration duties depending on the nature of the documents and, in particular, a loan will be subject to an ad valorem registration duty of 0.24% calculated on the amounts mentioned therein;

  (f)
  There is no Luxembourg value added tax payable in respect of payments in consideration for the issue of the notes or in respect of the payment of interest or principal under the notes or the transfer of a note, provided that Luxembourg value added tax may, however, be payable in respect of fees charged for certain services rendered to the Issuer, if for Luxembourg value added tax purposes such services are rendered, or are deemed to be rendered, in Luxembourg and an exemption from value added tax does not apply with respect to such services; and
  (g)
  A holder of a note will not become resident, or deemed to be resident, in Luxembourg by reason only of the holding of a note or the execution, performance, delivery and/or enforcement of the note.

  Proposed EU Savings Directive

        On July 18, 2001, the European Commission published a proposed directive regarding the taxation of savings income in the form of interest payments within the European Community. Subject to a number of important conditions being met, it is proposed that Member States will be required to provide to the tax authorities of another Member State details of payments of interest or other similar income paid by a person within its jurisdiction to an individual resident in that other Member State, subject to the right of certain Member States to opt instead for a withholding system for a transitional period in relation to such payments. The proposals are not yet final, and they may be subject to further amendment and/or clarification.

Russian Federation

  General

        The following general summary of the principal Russian tax consequences relevant to purchase, ownership, and disposal of the notes and the payment of interest pursuant to the notes is based upon the tax laws of the Russian Federation and the interpretations thereof by the Russian Ministry of Taxes and Levies as in effect on the date of this offering memorandum and is subject to any change that may come into effect after that date.

        Many aspects of Russian tax law are subject to uncertainty. Moreover, the provisions of the Russian tax law applicable to financial instruments may be subject to more rapid and unpredictable change than in jurisdictions with more developed financial markets or more developed taxation systems.

  Taxation of Gains

        A holder of the notes who derives income from the notes or who realizes a gain on the disposal or redemption of the notes will not be subject to Russian taxation on income or capital gains unless:

    (i)
    such a holder is a legal person organized under Russian law or an individual who is resident in Russia for tax purposes (a person factually present in Russia for a period of not less than 183 days in a given calendar year); or
    (ii)
    such a holder is an entity not organized under Russian law and such income or gain is attributable to a permanent establishment in Russia of such a holder.

        A holder meeting either of the above criteria will be subject to all normally applicable Russian taxes in respect of gains from disposal of notes and interest received on notes.

        Holders of notes who do not fall into one of the above categories are hereinafter referred to as "non-resident holders."

  Individuals

        Resident holders who are individuals will be subject to Russian taxation on income at the rate of 13% of gross proceeds less available cost deductions. Non-resident holders who are individuals will not be subject to Russian taxation on income or capital gains if disposal of their holdings takes place outside the Russian Federation. There is a risk that if the notes are disposed of to a resident of the Russian Federation and payment is made within or from the Russian Federation, the proceeds from such disposal may be recognized for personal income tax purposes as income from a source within Russia. If so, the payer, if it is a Russian entity, individual entrepreneur or a Russian permanent establishment of a foreign organization, may be required to withhold tax at the rate of 30% from the gross proceeds less available cost deductions (which includes the purchase price of the notes). The payer, if it is an individual but not an entrepreneur, is not required to withhold income tax. In this case, income tax is paid by the holder directly. The withholding (income) tax may be reduced or eliminated pursuant to the provisions of any applicable tax treaty. However, it is not certain that an advance relief will be available and obtaining a refund can be extremely difficult, if not impossible.

  Legal persons and organizations

        Non-resident holders who are not individuals generally should not be subject to any Russian withholding (income) taxes in respect of any gain realized on the sale, exchange, or other disposition of notes.

        However, it is not clear how the tax authorities will, in practice, apply the Russian Tax Code. For example, there is a risk that a portion of proceeds allocable to accrued interest may be subject to withholding tax, the rate of which, from January 1, 2002, is 20%. Withholding tax on interest may be reduced or eliminated in accordance with the provisions of any applicable double taxation treaty. However, there is no assurance that advance treaty relief would be granted and obtaining a refund can be extremely difficult, if not impossible.

  Taxation of Interest on the Loan

        Interest paid by a Russian entity to a non-resident of Russia (who is not an individual) is subject to a 20% Russian withholding tax. Pursuant to the provisions of an applicable double taxation treaty the withholding tax may be reduced or eliminated, provided that the relevant administrative procedures are complied with. The payments of interest on the loan will not be subject to Russian withholding tax under the terms of the double taxation treaty between the Russian Federation and the Grand Duchy of Luxembourg.

        Russian value added tax, or VAT, is not applicable to interest or principal of the loan.

        If the payments under the loan are subject to any withholding tax, we are obliged to pay such additional amounts as may be necessary so that the net payments received by the issuer will not be less than the amount it would have received in the absence of such withholding. There is a risk that gross-up provisions in the contract may not be enforceable under Russian law.

  Payments under the Guarantee

        Pursuant to the Russian Tax Code provisions relating to the payment of income and withholding taxes, payments under the guarantee to non-resident holders who are not individuals should not be subject to Russian withholding tax to the extent that such payments do not represent payments of interest on the notes. It is unclear whether payments representing interest on the notes made by us under the guarantee to non-resident holders who are not individuals may be characterized as Russian source income subject to withholding tax. If the Russian tax authorities took such a position, those payments would be subject to 20% withholding tax at source.

        It is unclear whether payments by us to individual non-resident holders under the guarantee might be characterized as Russian source income subject to withholding tax. If the Russian tax authorities took such a position, some or all of the amount paid under the guarantee to an individual non-resident holder would be subject to 30% withholding tax at source.

        This tax may be able to be reduced under any applicable double taxation treaty. However, it is not certain that an advance relief will be available and obtaining a refund can be extremely difficult, if not impossible.

        In addition, it is possible that payments under the guarantee to non-resident holders may be subject to withholding of Russian value-added tax (VAT) at the current VAT inclusive rate of 16.67%.

United States

  General

        The following summary contains a description of the material U.S. federal income tax consequences of the purchase, ownership and disposition of the notes by a U.S. holder (defined below). This summary is not a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase notes. In particular, this summary of U.S. federal income tax matters deals only with U.S. holders that will hold notes as capital assets for U.S. federal income tax purposes (generally, assets held for investment) and does not address special tax situations, such as the tax treatment of holders that are (i) subject to special tax rules (e.g. financial institutions, securities or currency dealers, brokers, insurance companies, regulated investment companies and tax-exempt organizations); (ii) holding notes as part of a hedging or larger integrated financial transaction; or (iii) U.S. holders with a currency other than the U.S. dollars as their functional currency.

        This summary is based upon the U.S. Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations issued thereunder, and judicial and administrative interpretations thereof, each as in effect on the date hereof, all of which are subject to change, possibly with retroactive effect. Furthermore, there can be no assurance that the Internal Revenue Service, or IRS, will not assert a position contrary to those discussed herein.

        Except as otherwise indicated below, this discussion is generally limited to the tax consequences to initial holders of the notes that purchased the notes for cash at the price set forth on the cover page of this offering memorandum.

        As used herein, a "U.S. holder" means a beneficial owner of an note who is for U.S. federal income tax purposes (i) a citizen or resident of the United States; (ii) a corporation, or any entity treated as a corporation for U.S. federal income tax purposes, created or organized in the United States or under the laws of the United States or of any political subdivision thereof; (iii) any estate the income of which is subject to U.S. federal income taxation regardless of its source; and (iv) any trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. fiduciaries have the authority to control all substantial decisions of the trust, or if a valid election is in place to treat the trust as a United States person. The tax consequences to a partner of a partnership holding the notes generally depend on the status of the partner and the activities of the partnership. Such partner should consult its own tax advisor as to such tax consequences.

        PROSPECTIVE PURCHASERS OF THE NOTES SHOULD CONSULT THEIR OWN TAX ADVISERS AS TO THE U.S. FEDERAL TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES, IN ADDITION TO THE EFFECT OF ANY STATE OR LOCAL TAX LAWS OR THE LAWS OF ANY JURISDICTION OTHER THAN THE UNITED STATES.

  Classification of the Notes

        Whether a note is treated as debt (and not equity) for U.S. federal income tax purposes is an inherently factual question and no single factor is determinative. We will treat the notes as indebtedness for U.S. federal income tax purposes and the following discussion assumes that such treatment will be respected.

  Interest on the Notes

        Stated interest on the notes must be included in a U.S. holder's income at the time the interest is accrued or received, in accordance with the holder's method of tax accounting and will generally constitute foreign source income.

  Sale, Exchange and Redemption of Notes

        Unless a nonrecognition provision applies, U.S. holders generally will recognize capital gain or loss upon the sale, exchange, retirement or other disposition of a note in an amount equal to the difference between the amount realized upon such sale, exchange, retirement or other disposition and such U.S. holder's adjusted tax basis in the note. A U.S. holder's adjusted tax basis in a note will generally equal such U.S. holder's initial investment in the note. Capital gain or loss realized by a U.S. holder on the sale, exchange, retirement or other disposition of a note generally will be U.S. source if the U.S. holder is a "United States resident" within the meaning of Section 865 of the Code and generally will be long-term capital gain or loss if the note is held for more than one year. Under the current law, net long-term capital gains of individuals are, under certain circumstances, taxed at lower U.S. federal income tax rates than are items of ordinary income. The deductibility of capital losses by a U.S. holder, however, is subject to limitations. Notwithstanding the foregoing, the amount of any gain or loss attributable to accrued interest will be taxable as such.

  Additional Interest

        Under certain circumstances, we are required to pay Additional Amounts (i.e., additional interest to be paid on the notes if certain withholding or similar taxes are imposed) or certain premium (upon certain early redemption of notes). We intend to take the position that the contingency that any such amounts will become payable is remote. Assuming such position is upheld, a U.S. holder will generally be required to include the gross amount of any Additional Amounts or premium as income at the time such amount is received or accrued in accordance with the U.S. holder's method of accounting for tax purposes.

  Withholding Taxes

        If any foreign withholding taxes are paid with respect to payment of interest on the notes or guarantee, the amount withheld and any Additional Amounts paid to a U.S. holder will be included in such holder's gross income and such withholding tax paid at the rate applicable to a U.S. holder will be treated as foreign income taxes eligible for credit against such holder's U.S. federal income tax liability, subject to generally applicable limitations and conditions or, at the election of the U.S. holder, eligible for deduction in computing such U.S. holder's taxable income. Such interest income will generally constitute "high withholding tax interest" for U.S. foreign tax credit purposes, unless the withholding tax applicable to the U.S. holder is imposed at a rate below 5%, in which case such income generally will constitute "passive income" (or, for a U.S. holder that is financial services entity, "financial services income"). The calculation of foreign tax credits and, in the case of a U.S. holder that elects to deduct foreign taxes, the availability of deductions, involves the application of complex rules that depend on a U.S. holder's particular circumstances. Accordingly, investors should consult their own tax advisers regarding the creditability or deductibility of those taxes.

  Information Reporting and Backup Withholding

        Information reporting requirements may apply to certain payments of interest and proceeds of a sale, redemption or other disposition of notes paid within the United States or through certain U.S. related financial intermediaries. A "backup withholding" tax may apply to such payments or proceeds if the beneficial owner fails to provide a correct taxpayer identification number or certification of exempt status. Any amounts withheld under the backup withholding rules from a payment to a beneficial owner will be allowed as a refund or credit against such beneficial owner's U.S. federal income tax liability provided the required information is timely furnished to the U.S. Internal Revenue Service.

LEGAL MATTERS

        Certain legal matters with respect to the notes offered in this offering will be opined upon for us by Latham & Watkins, Moscow, Russian Federation; Andrey Gorodissky & Partners, Moscow, Russian Federation; and Elvinger, Hoss & Prussen, Luxembourg. Material tax considerations will be opined upon for us by Latham & Watkins to the extent they relate to United States federal income tax considerations. Certain legal matters with respect to the offering will be opined upon for the initial purchasers by Cleary, Gottlieb, Steen & Hamilton.

INDEPENDENT AUDITORS

        The consolidated financial statements of Mobile TeleSystems OJSC as of and for the years ended December 31, 2000 and 2001 included in this offering memorandum have been audited by ZAO Deloitte & Touche CIS, independent auditors, as stated in their report appearing herein.

        Our financial statements for the year ended December 31, 1999 have been audited by Arthur Andersen ZAO, auditors, as indicated in their report with respect thereto. Arthur Andersen ZAO has ceased to operate in Russia, and, as a result, your ability to assert claims against Arthur Andersen ZAO may be limited, and you may not be able to recover against Arthur Andersen ZAO for any untrue statements of a material fact contained in the financial statements audited by Arthur Andersen ZAO or any omissions to state a material fact required to be stated therein.

AVAILABLE INFORMATION

        We have agreed that, for so long as any notes remain outstanding, we will (i) submit to the U.S. Securities and Exchange Commission or otherwise make public and deliver to the trustee under the indenture, within 180 days after the end of each fiscal year, annual reports on Form 20-F (or any successor form) containing the information required to be contained therein (or required in such successor form), regardless of whether we are then required to file a Form 20-F under the rules promulgated by the Commission; (ii) make public and deliver to the trustee under the indenture, within 120 days of the end of each fiscal year, reports with respect to the the fourth quarter containing our consolidated balance sheet, statement of operations and cash flow statement prepared in accordance with U.S. GAAP (but excluding footnotes) and a discussion by management highlighting critical financial developments during the period; and (iii) submit to the Commission or otherwise make public and deliver to the trustee under the indenture, within 60 days of the end of the first three fiscal quarters of each fiscal year, quarterly reports on Form 6-K (or any successor form) containing our consolidated balance sheet, statement of operations and cash flow statement prepared in accordance with U.S. GAAP (but excluding footnotes) and a discussion by management highlighting critical financial developments during the period.

        In addition, for so long as any notes remain outstanding and during any period during which we are not subject to and in compliance with Section 13 or 15(d) of the U.S. Securities Exchange Act of 1934, or the Exchange Act, or we are not exempt therefrom pursuant to and in compliance with Rule 12g3-2(b) under the Exchange Act, we have agreed to furnish to the holders and beneficial holders of the notes and to prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the U.S. Securities Act.

        We have been filing reports with the Commission pursuant to the periodic reporting and other information requirements of the Exchange Act. You may read and copy any of these reports, statements or other documents at the Commission's public reference room at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may also review our filings with the Commission by accessing the EDGAR system through the Commission's Web site at http://www.sec.gov. Copies of such reports will also be deposited with the Luxembourg paying and listing agent and may be read and obtained at the offices of such agent.

        Each purchaser of the notes from an initial purchaser will be furnished with a copy of this offering memorandum and any related amendments or supplements to this offering memorandum. Each person receiving this offering memorandum acknowledges that:

  •
  such person has been afforded an opportunity to request from us, and to review and has received, all additional information considered by it to be necessary to verify the accuracy and completeness of the information herein;

  •
  such person has not relied on the initial purchasers or any person affiliated with the initial purchasers in connection with its investigation of the accuracy of such information or its investment decision; and

  •
  except as provided above, no person has been authorized to give any information or to make any representation concerning the notes offered hereby other than those contained herein and, if given, or made, such other information or representation should not be relied upon as having been authorized by us, the issuer or the initial purchasers.

        Potential investors may obtain a copy of the indenture and certain other documents described herein as being available from us, without charge, by writing to us at 4 Marksistskaya Street, Moscow 109147, Russian Federation, Attn: Chief Financial Officer.

LISTING INFORMATION

1.
Application has been made to list the notes on the Luxembourg Stock Exchange. In connection therewith, our charter and the articles of association of the issuer, as well as a legal notice relating to the issuance of the notes will have been deposited prior to listing with the Chief Registrar of the District of Luxembourg (Greffier en Chef du Tribunal d'Arrondissment de et à Luxembourg), where such documents may be examined and copies thereof may be obtained on request.

  According to Chapter VI, Article 3, point A/II/2 of the Rules and Regulations of the Luxembourg Stock Exchange, the notes shall be freely transferable and therefore no transaction made on the Luxembourg Stock Exchange shall be cancelled.

2.
So long as the notes are listed on the Luxembourg Stock Exchange and the rules of such stock exchange shall so require, copies of the following will be available for inspection and may be obtained free of charge, during normal business hours on any weekday, at the office of J.P. Morgan Bank Luxembourg S.A., 5 Rue Plaetis, L-2338 Luxembourg:

•
our charter;

•
the articles of association of the issuer;

•
the indenture (including the terms of the guarantee);

•
copies of all of our most recent and future accounts and the statutory accounts and interim financial statements, if any, of the issuer; and

•
any and all of our future statutory accounts and half-yearly reports, and such accounts and reports of the issuer.

  We prepare only consolidated financial statements, and do not prepare unconsolidated financial statements, in accordance with U.S. GAAP. The issuer will prepare annual and quarterly accounts and financial statements in accordance with accounting principles generally accepted in Luxembourg. We publish our annual unconsolidated financial statements in accordance with Russian accounting standards in Russia in the Russian language and will make their translations into the English language available at the office of the paying agent in Luxembourg.

3.
In the event that a future subsidiary of ours becomes a guarantor of the notes, the issuer will prepare a supplemental listing document, copies of which will be made available at the office of the paying agent at 5 Rue Plaetis, L-2338 Luxembourg. The supplemental listing document will be subject to review by the Luxembourg Stock Exchange.

4.
We have appointed J.P. Morgan Bank Luxembourg S.A. as the paying and transfer agent in Luxembourg.

5.
The notes have been accepted for clearance through Euroclear and Clearstream. The Common Code for the Rule 144A notes is 016231436, the ISIN for the Rule 144A notes is US60741AAC99 and the CUSIP number for the Rule 144A notes is 60741AAC9. The Common Code for the Regulation S notes is 016212628, the ISIN for the Regulation S notes will be XS0162126287 and the CUSIP number for the Regulation S notes will be L64395AC7.

6.
Except as otherwise disclosed in this offering memorandum, no legal proceedings are pending or, to the best of our knowledge, threatened to which we or any of our subsidiaries or the issuer is a party and which are material to us and our subsidiaries, taken as a whole, or the issuer in the context of the issue of the notes.

7.
Except as otherwise disclosed in this offering memorandum, there have been no material adverse changes in the financial position of the issuer, or in our financial position, since December 31, 2001, the date of our last audited consolidated financial statements.

8.
The issuance of the notes has been approved in accordance with the issuer's Articles of Incorporation and the laws of Luxembourg by a resolution of the Board of Directors of the issuer on January 10, 2003. The issuance of the guarantee has been approved in accordance with our charter and the laws of the Russian Federation by a resolution of our Board of Directors on December 17, 2002.

FINANCIAL STATEMENTS

(1)
The referenced audit report of Arthur Andersen ZAO, our former independent public accountants, is included in this offering memorandum solely for the purpose of including the opinion of Arthur Andersen ZAO on our financial statements for the year ended December 31, 1999. Our financial statements for the fiscal years ended December 31, 2000 and 2001 have been audited by and are reported on by ZAO Deloitte & Touche CIS under the heading "Independent Auditors' Report" on page F-2 below. The Report of Independent Public Accountants set forth on page F-3 below is a copy of the original audit report dated April 18, 2002 rendered by Arthur Andersen ZAO that was included in our Annual Report on Form 20-F filed on June 28, 2002, and has not been reissued by Arthur Andersen ZAO since that date. Arthur Andersen ZAO reported on such financial statements prior to the restatements discussed in Note 28.

(2)
The referenced audit report of Arthur Andersen ZAO, our former independent public accountants, is included in this offering memorandum solely for the purpose of including the opinion of Arthur Andersen ZAO on our consolidated statement of shareholders' equity for the year ended December 31, 1999. Our consolidated statements of shareholders' equity for the years ended December 31, 2000 and 2001 have been audited and are reported on by ZAO Deloitte & Touche CIS under the heading "Independent Auditors' Report" on page F-2 below. The Report of Independent Public Accountants set forth on page F-78 below is a copy of the original audit report dated March 19, 2001 rendered by Arthur Andersen ZAO that was included in our Annual Report on Form 20-F filed on June 29, 2001, and has not been reissued by Arthur Andersen ZAO since that date.

Independent Auditor's Report

To Mobile TeleSystems:

        We have audited the accompanying consolidated balance sheets of Mobile TeleSystems, a Russian Open Joint-Stock Company, and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, cash flows and shareholders' equity for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements as of December 31, 2001 and 2000, and each of the three years in the period ended December 31, 2001 were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements in their report dated April 18, 2002. Those auditors reported on the financial statements prior to the restatement discussed in Note 28.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Mobile TeleSystems and its subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

        As discussed in Note 28 to the consolidated financial statements, the accompanying consolidated balance sheet as of December 31, 2001 and the related consolidated statements of operations, cash flows and shareholders' equity for the year ended December 31, 2001 have been restated.

        As discussed in Note 4 to the consolidated financial statements, the Company changed its method of accounting for subscriber acquisition costs in 2001.

ZAO Deloitte & Touche CIS

Moscow, Russia

December 5, 2002

THE FOLLOWING REPORT IS A COPY OF A REPORT PREVIOUSLY ISSUED BY ARTHUR ANDERSEN ZAO WHICH HAS CEASED OPERATIONS. THE REPORT HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN ZAO. ARTHUR ANDERSEN ZAO REPORTED ON SUCH FINANCIAL STATEMENTS PRIOR TO THE RESTATEMENT DISCUSSED IN NOTE 28.

Report of Independent Public Accountants

To Mobile TeleSystems:

        We have audited the accompanying consolidated balance sheets of Mobile TeleSystems, a Russian Open Joint-Stock Company, and its subsidiaries as of December 31, 2000 and 2001, and the related consolidated statements of operations, cash flows and shareholders' equity for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mobile TeleSystems and its subsidiaries as of December 31, 2000 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen ZAO

Moscow, Russia
April 18, 2002

MOBILE TELESYSTEMS

CONSOLIDATED BALANCE SHEETS

AT DECEMBER 31, 2000 and 2001
(Amounts in thousands of U.S. dollars, except share amounts)

	December 31 2000	December 31 2001
		Restated (See Note 28)
CURRENT ASSETS:
Cash and cash equivalents (Note 7)	$75,828	$219,629
Short-term investments (Note 8)	170,000	85,304
Trade receivables, net (Note 9)	15,817	24,258
Accounts receivable, related parties (Note 22)	4,937	2,377
Inventory, net (Note 10)	23,551	26,184
Prepaid expenses	11,268	22,712
VAT receivable	17,741	82,216
Deferred tax asset (Note 19)	2,071	12,040
Other current assets	8,771	8,374

Total current assets	329,984	483,094

PROPERTY, PLANT AND EQUIPMENT, net of accumulated depreciation of $87,676 and $168,989, respectively (Note 11)	439,307	856,056
LICENSES, net of accumulated amortization of $43,913 and $79,568, respectively (Notes 6 and 25)	204,996	276,949
OTHER INTANGIBLE ASSETS, net of accumulated amortization of $33,648 and $52,953, respectively (Note 12)	57,586	84,245
GOODWILL, net of accumulated amortization of $14,756 and $20,861, respectively (Note 6)	27,984	22,411
SUBSCRIBER ACQUISITION COSTS, net of accumulated amortization of $74,803 and $nil, respectively (Note 13)	27,553	—
DEBT ISSUANCE COSTS, net of accumulated amortization of $900 and $1,209, respectively (Note 1)	450	3,997
INVESTMENTS IN AND ADVANCES TO AFFILIATES	13,472	740

Total assets	$1,101,332	$1,727,492

The accompanying notes to financial statements are an integral part of these statements.

	December 31 2000	December 31 2001
		Restated (See Note 28)
CURRENT LIABILITIES:
Accounts payable, related parties (Note 22)	$5,797	$6,142
Trade accounts payable	37,860	106,068
Deferred connection fees (Note 14)	14,923	21,419
Subscriber prepayments and deposits	44,610	63,741
Debt, current portion (Note 15)	24,000	18,245
Promissory notes payable, current portion (Note 17)	—	580
Capital lease obligation, current portion (Notes 16 and 22)	—	14,401
Income tax payable	15,082	23,078
Accrued liabilities (Note 18)	38,175	51,626
Other payables	2,315	3,357

Total current liabilities	182,762	308,657
LONG-TERM LIABILITIES:
Notes payable, net of discount (Note 15)	—	248,976
Debt, net of current portion (Note 15)	23,305	30,150
Capital lease obligation, net of current portion (Notes 16 and 22)	—	7,696
Promissory notes payable, net of current portion (Note 17)	5,468	5,792
Deferred connection fees, net of current portion (Note 14)	16,630	25,993
Deferred taxes (Note 19)	72,083	67,505

Total long-term liabilities	117,486	386,112

Total liabilities	300,248	694,769

COMMITMENTS AND CONTINGENCIES	—	—
MINORITY INTEREST	—	14,444
SHAREHOLDERS' EQUITY:
Common stock: (2,096,975,792 shares with a par value of 0.1 rubles authorized and 1,993,326,138 shares issued as of December 31, 2001 and 2000, 345,244,080 of which are in the form of ADS (Note 1))	50,558	50,558
Treasury stock (9,966,631 common shares at cost) (Note 21)	(10,206)	(10,206)
Additional paid-in capital	552,030	555,794
Shareholder receivable	(49,519)	(38,958)
Retained earnings	258,221	461,091

Total shareholders' equity	801,084	1,018,279

Total liabilities and shareholders' equity	$1,101,332	$1,727,492

The accompanying notes to financial statements are an integral part of these statements.

MOBILE TELESYSTEMS

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 and 2001
(Amounts in thousands of U.S. dollars, except share and per share amounts)

	December 31
	1999	2000	2001
			Restated (See Note 28)
NET REVENUES:
Service revenues	$314,568	$484,469	$830,308
Connection fees	12,755	14,885	21,066
Equipment sales	31,004	36,358	41,873

	358,327	535,712	893,247

COST OF SERVICES AND PRODUCTS (including related party amounts of $17,219, $20,040 and $30,537, respectively):
Interconnection and line rental	38,958	41,915	75,278
Roaming expenses	21,725	41,178	68,387
Cost of equipment	29,932	39,217	39,828

	90,615	122,310	183,493

OPERATING EXPENSES (including related party amounts of $9,670, $5,064 and $8,882, respectively and expenses associated with management stock bonus plan of $nil, $5,297 and $nil, respectively) (Note 21 and 23):	74,612	110,242	134,598
SALES AND MARKETING EXPENSES (including related party amounts of $930, $6,400 and $8,707, respectively):	23,722	76,429	107,729
DEPRECIATION AND AMORTIZATION	53,766	87,684	133,318
IMPAIRMENT OF INVESTMENT (Note 24)	—	—	10,000

Net operating income	115,612	139,047	324,109
CURRENCY EXCHANGE AND TRANSLATION LOSSES	3,238	1,066	2,264
OTHER EXPENSES (INCOME) (including related party amounts of $nil, $952 and $2,978, respectively, (Note 22)):
Interest income (Note 8)	(801)	(7,626)	(11,829)
Interest expenses, net of amounts capitalized	11,805	11,335	6,944
Other (income) expenses, net	(829)	(502)	108

Total other expenses (income), net	10,175	3,207	(4,777)
Income before provision for income taxes and minority interest	102,199	134,774	326,622
PROVISION FOR INCOME TAXES (Note 19)	18,829	51,154	97,461
MINORITY INTEREST	(2,291)	(6,428)	7,536

NET INCOME before cumulative effect of a change in accounting principle and extraordinary gain	85,661	90,048	221,625
Cumulative effect of a change in accounting principle, net of income taxes of $9,644 (Note 4)	—	—	(17,909)
Extraordinary gain on debt repayment, net of income taxes of $667 (Note 15)	—	—	2,113

NET INCOME	$85,661	$90,048	$205,829

Weighted average number of shares outstanding	1,634,527,440	1,806,968,096	1,983,359,507
Earnings per share (basic and diluted):
Net income before cumulative effect of a change in accounting principle and extraordinary gain	$0.052	$0.050	$0.112
Cumulative effect of a change in accounting principle	—	—	(0.009)
Extraordinary gain on debt repayment	—	—	0.001
Net income	$0.052	$0.050	$0.104

The accompanying notes to financial statements are an integral part of these statements.

MOBILE TELESYSTEMS

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 and 2001
(Amounts in thousands of U.S. dollars, except share amounts)

	Common Stock		Treasury Stock
					Additional Paid-in Capital	Shareholder Receivable	Retained Earnings
	Shares	Amount	Shares	Amount				Total
BALANCES, December 31, 1999	1,634,527,440	$49,276	—	—	$182,975	$(70,331)	$181,804	$343,724
Receivable from Sistema:
Increases for interest	—	—	—	—	6,268	(6,268)	—	—
Payments from Sistema	—	—	—	—	—	27,080	—	27,080
Issuance of common shares, net of direct expenses (Note 1)	345,244,080	1,233	—	—	347,320	—	—	348,553
Purchase of treasury stock under the stock bonus plan and stock option plan (Note 21)	13,554,618	49	(13,554,618)	(13,880)	13,831	—	—	—
Exercise of stock bonus plan (Note 21)			3,587,987	3,674	(3,661)	—	—	13
Non-cash expense associated with issuance of stock bonus to employees and advisors	—	—	—	—	5,297	—	—	5,297
Net income	—	—	—	—	—	—	90,048	90,048
Dividends declared	—	—	—	—	—	—	(13,631)	(13,631)

BALANCES, December 31, 2000	1,993,326,138	50,558	(9,966,631)	(10,206)	552,030	(49,519)	258,221	801,084

Receivable from Sistema:
Increases for interest	—	—	—	—	3,764	(3,764)	—	—
Payments from Sistema	—	—	—	—	—	14,325	—	14,325
Net income (Restated, see Note 28)	—	—	—	—	—	—	205,829	205,829
Dividends declared	—	—	—	—	—	—	(2,959)	(2,959)

BALANCES, December 31, 2001 (Restated, see Note 28)	1,993,326,138	$50,558	(9,966,631)	$(10,206)	$555,794	$(38,958)	$461,091	$1,018,279

The accompanying notes to financial statements are an integral part of these statements.

MOBILE TELESYSTEMS

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 and 2001
(Amounts in thousands of U.S. dollars, except share amounts)

	1999	2000	2001
			Restated (See Note 28)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income after cumulative effect on prior years (to December 31, 2000) of a change in accounting principle	$85,661	$90,048	$205,829
Adjustments to reconcile net income to net cash provided by operating activities:
Minority interest	(2,291)	(6,428)	7,536
Depreciation and amortization	53,766	87,684	133,318
Amortization of deferred connection fees	(12,755)	(14,867)	(20,027)
Deferred subscriber acquisition cost	(23,674)	(49,232)	(30,978)
Amortization of deferred subscriber acquisition costs	12,285	53,604	30,978
Cumulative effect of a change in accounting principle	—	—	17,909
Gain on debt extinguishments	—	—	(2,113)
Provision for obsolete inventory	590	2,114	2,543
Provision for doubtful accounts	8,006	2,403	3,219
Provision for other assets	379	—	—
Loan interest accrued	11,809	11,335	5,845
Loan interest paid	(11,431)	(17,850)	(4,068)
Deferred taxes	(17,594)	(932)	(49,302)
Non-cash expenses associated with stock bonus plan	—	5,297	—
Impairment of investments	—	—	10,000
Changes in operating assets and liabilities:
Decrease/(Increase) in trade receivables	3,435	6,730	(7,181)
(Increase)/Decrease in accounts receivable, related parties	(5,245)	4,223	(3,091)
Increase in inventory	(8,074)	(8,922)	(4,129)
Increase in prepaid expenses	(267)	(1,680)	(8,552)
Increase in VAT receivable	(2,944)	(6,033)	(59,618)
Decrease/(Increase) in other current assets	2,818	(7,363)	1,613
(Decrease)/Increase in accounts payable, related parties	(11,921)	743	1,049
Increase/(Decrease) in trade accounts payable	29,143	(29,801)	20,470
Increase in subscriber prepayments and deposits and deferred connection fees	7,901	43,382	49,980
(Decrease)/Increase in income tax payable	(7,401)	19,787	19,424
Increase in accrued liabilities and other payables	4,605	6,672	17,547

Net cash provided by operating activities	116,801	190,914	338,201

The accompanying notes to financial statements are an integral part of these statements.

MOBILE TELESYSTEMS

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 and 2001
(Amounts in thousands of U.S. dollars, except share amounts)

	1999	2000	2001
			Restated (See Note 28)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of UDN-900, net of cash acquired	(180)	—	—
Purchase of ACC, net of cash acquired	(83)	—	—
Purchase of Telecom XXI, net of cash acquired	—	—	(49,680)
Purchase of Telecom 900, net of cash acquired	—	—	(25,665)
Purchase of ReCom, net of cash acquired	—	—	(199)
Purchase of Novitel, net of cash acquired	—	—	13
Purchase of 20% interest in Rosico	—	(16,085)	—
Purchase of 32.5% interest in MSS	—	—	(327)
Purchase of property, plant and equipment	(109,012)	(194,983)	(396,667)
Purchase of intangible assets	(9,326)	(29,915)	(44,533)
Purchases of short term investments	—	(170,000)	(110,000)
Proceeds from sale of short term investments	—	—	195,602
Other non-current assets realized	2,313	—	—
Decrease/(Increase) in investments in and advances to affiliates	1,104	(12,366)	(10,067)

Net cash used in investing activities	(115,184)	(423,349)	(441,523)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of capital stock, net of direct expenses	—	348,553	—
Proceeds from issuance of notes, net of underwriter discount	—	—	248,135
Notes issuance cost	—	—	(3,856)
Capital lease obligation principal paid	—	—	(7,947)
Dividends paid	(11,224)	(14,425)	(2,959)
Proceeds from short-term debt	18,000	—	13,577
Loan principal paid	(18,333)	(62,665)	(13,683)
Payments from Sistema	—	27,080	14,325

Net cash (used in) provided by financing activities	(11,557)	298,543	247,592

Effect of exchange rate changes on cash and cash equivalents	(944)	(280)	(469)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS:	(10,884)	65,828	143,801

CASH AND CASH EQUIVALENTS, at beginning of year	20,884	10,000	75,828

CASH AND CASH EQUIVALENTS, at end of year	$10,000	$75,828	$219,629

SUPPLEMENTAL INFORMATION:
Income taxes paid	$59,484	$35,052	$129,418

The accompanying notes to financial statements are an integral part of these statements.

MOBILE TELESYSTEMS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars, unless otherwise stated)

1.    General

Business of the Company

        MTS was created in October 1993 to design, construct and operate a cellular telecommunications network in Moscow and the Moscow region. Over the recent years the Company has expanded in 44 other regions of Russia.

        MTS was originally registered on October 28, 1993 as a closed joint-stock company, and began commercial operations in the middle of 1994.

        In November 1993, MTS was granted a 900 MHz or GSM-900 cellular license for operation in Moscow and the Moscow region. The license gave MTS the exclusive right to operate on the GSM-900 standard for 10 years from the commencement of operations. In June 1998, MTS was granted a new license, which gave MTS the right to operate on the GSM standard up to December 2004, however exclusive operating rights were no longer guaranteed.

        In 1997, MTS was granted GSM-900 cellular licenses for operations in the Tver region as well as the Kostroma region and the Komi Republic (See Note 25 Operating Licenses).

        In 1998, MTS acquired controlling stakes in Rosico (80%) and RTC (100%), both Russian joint-stock companies, which hold licenses to operate, respectively, GSM-1800 and GSM-900 cellular networks in Moscow, certain areas in Central and Northern Russia, the Urals and Western Siberia and GSM-900 cellular networks in certain regions in Central Russia. During 2000, MTS purchased the remaining 20% of Rosico stock.

        In 1998 MTS acquired 49.9% of ReCom, a Russian joint-stock company. In April 2001, MTS acquired an additional 4% of the outstanding common stock of ReCom from a third party increasing its share in ReCom to 53.9%. ReCom holds GSM-900 licenses for operations in Voronezh, Belgorod, Bryansk, Kursk, Lipetsk, and Orel regions of Russia (Note 6 Businesses Acquired).

        In 1999, MTS acquired 51% of Udmurt Digital Network (UDN-900), a Russian closed joint-stock company, which is licensed to operate a GSM-900 cellular network in the Udmurt region, and 100% of Amur Cellular Communications (ACC), a Russian closed joint-stock company, which is licensed to operate a GSM-900 cellular network in the Amursk region.

        In March 2000, MTS acquired a 51% interest in Mobilnye Sistemy Svyazi OJSC, or MSS, a Russian open joint-stock company. In 2001, MTS purchased an additional 32.5% of MSS stock for approximately $327, increasing its share in MSS up to 83.5% as of December 31, 2001. MSS has License No. 5544 to operate a GSM-900 network in the Omsk region of Russia.

        In May 2001, MTS acquired 100% of the outstanding common stock of Telecom XXI, a Russian closed joint-stock company, for $49,742. Telecom XXI holds GSM-900/1800 licenses for operations in St. Petersburg and in the following nine Northwestern regions of Russia: Karelia Republic, Nenetsky autonomous district, Leningrad, Arkhangelsk, Vologda, Kaliningrad, Murmansk, Novgorod and Pskov regions (Note 6 Business Acquired).

        In August 2001, MTS acquired 81% of the outstanding common stock of Telecom-900, a Russian closed joint-stock company, for $26,812. Telecom-900 is a company holding controlling interests in three Russian regional companies, namely Uraltel (Ekaterinburg) (53.175%), SCS-900 (Novosibirsk) (51%) and FECS-900 (Khabarovsk) (60%) ("the Telecom-900 Group"), which hold GSM licenses for operation in Altai republic, Ekaterinburg, Sverdlovsk, Novosibirsk and Khabarovsk regions of Russia

(see also Notes 6 Business Acquired, 11 Property, Plant and Equipment and 16 Capital lease obligations).

        On October 22, 2001 MTS acquired 51% of the outstanding common stock of Novitel, Russian closed joint -stock company, for the total amount of $1,426. Novitel is a dealer of mobile phones and accessories in Moscow.

Reorganization

        In March 2000, closed joint-stock company Mobile TeleSystems was merged with RTC, MTS' wholly owned subsidiary, to create the open joint-stock company Mobile TeleSystems. This corporate merger has been accounted for at historical cost in a manner similar to that in pooling of interest accounting because the merged companies were entities under common control.

        The accompanying financial statements represent those of open joint-stock company Mobile TeleSystems and its legal predecessor, closed joint-stock company Mobile TeleSystems. Shares, earnings per share and other per share information have been restated in the accompanying financial statements to give retroactive effect to the capital structure of open joint-stock company Mobile TeleSystems.

Initial Public Offering

        In July 2000, the Company issued additional shares in an initial public offering on the New York Stock Exchange. The Company's shares are traded in the form of American Depositary Shares (ADS). Each ADS represents 20 shares of common stock of the Company. The Company issued a total of 17,262,204 ADS, representing 345,244,080 common shares in the offering. Proceeds from the offering, net of underwriting discount, were $349 million (see also Note 21 Management Stock Bonus and Stock Option Plans).

Issuance of Notes

        On December 21, 2001 Mobile TeleSystems Finance S.A. ("MTS Finance"), a 100% beneficially owned subsidiary of MTS registered under the laws of Luxembourg, issued $250 million 10.95% notes at a price of 99.254%. These notes are guaranteed by MTS and mature on December 21, 2004. MTS Finance will make interest payments on the notes semi-annually in arrears on June 21 and December 21 of each year, commencing on June 21, 2002. The notes are listed on the Luxembourg Stock Exchange. Proceeds received from the notes, net of underwriting discount, were $248 million. Related debt issuance costs in the amount of $3,856 were capitalized.

Ownership

        As of December 31, 2000 and 2001, MTS' shareholders of record and their respective percentage direct interests were as follows:

Joint Stock Financial Corporation "Sistema" ("Sistema")	34.8%
DeTeMobil GmbH ("DeTeMobil")	36.2%
Vast, Limited Liability Company ("Vast")	3.0%
Invest-Svyaz-Holding, Closed Joint-Stock Company	8.0%
ADS Holders	18.0%

100.0%

2.    Russian Environment

General

        Over the past decade Russia has undergone substantial political, economic and social changes. As an emerging market, Russia does not possess a fully developed business and regulatory infrastructure that would generally exist in a more mature market economy. The current Government is attempting to address these issues; however, it has not yet fully implemented the reforms necessary to create banking, judicial and regulatory systems that usually exist in more developed markets. As a result, and as reflected in the Government's debt default and Ruble devaluation in 1998, operations in Russia involve risks that are not typically associated with those in developed markets. Such risks persist in the current environment with results that include but are not limited to, a currency that is not freely convertible outside of the country, various currency controls, low liquidity levels for debt and equity markets, and continuing inflation.

Currency Exchange and Control

        Foreign currencies, in particular the US Dollar, play a significant role in the underlying economics of many business transactions in Russia. Following the 1998 economic crisis, the Ruble's value fell significantly against the US Dollar, falling from a pre-crisis rate of approximately 6 Rubles to 1 US Dollar, to 27 Rubles to 1 US Dollar by the end of 1999. During 2000 and 2001, the Ruble's value fluctuated between 26.9 and 30.3 to 1 US Dollar. As of December 5, 2002, the exchange rate was 31.86 Rubles to 1 US Dollar.

        The Central Bank of Russia has established strict currency control regulations designed to promote the commercial utilization of the Ruble. Such regulations place restrictions on the conversion of Rubles into foreign currencies and establish requirements for conversion of foreign currency sales to Rubles.

        MTS' principal currency exchange rate risk arises from the fact that the majority of cash outflows as well as debt and accounts payable balances are either denominated in or tightly linked to the U.S. dollar. As a result, devaluation of the ruble against the U.S. dollar can adversely affect the Company by increasing its costs in ruble terms. In order to manage against this risk, the Company links its tariffs, which are payable in rubles, to the U.S. dollar. The effectiveness of this risk management policy is limited, however, as the Company cannot always increase its tariffs in line with ruble devaluation due to competitive pressures, leading to a loss of revenue in U.S. dollar terms. The devaluation of the ruble also results in losses in the value of ruble-denominated assets, such as ruble deposits. These losses, which are included in currency exchange and translation losses in the accompanying consolidated statements of operations, were approximately $3.2 million in 1999, approximately $1.1 million in 2000 and $2.3 million in 2001. Continued devaluation of the ruble against the U.S. dollar may have a significant negative effect on the Company's financial position and results of its operations.

Inflation

        The Russian economy has been characterized by relatively high rates of inflation. The following table summarizes the annual rate of inflation for the past three years:

Annual Inflation
2001	18.6%
2000	20.2%
1999	36.5%

        The Company's principal inflation rate risk arises in connection with probable decrease of sales resulting from decrease of customers' demand, as the Company's services may become expensive and exclusive. As substantially all of the Company' costs are denominated in U.S. dollars or are tightly linked to the U.S. dollar, when the rate of inflation exceeds the rate of devaluation of the ruble against the U.S. dollar, as was the case for years prior to 1998 and in 1999, the Company can experience inflation-driven increases in dollar terms of certain of its costs. These include salaries and rents, which are sensitive to rises in the general price level in Russia. In this situation, due to competitive pressures, the Company may not be able to raise its tariffs sufficiently to preserve operating margins. Accordingly, high rates of inflation relative to the rate of devaluation could increase the Company's costs and decrease the Company's operating margins.

        Management is unable to estimate what developments may occur or the resulting effect of any such developments on MTS' financial condition or future results of operations. MTS will continue to be affected, for the foreseeable future, by the country's unstable economy. The financial statements do not include any adjustment that may result from these uncertainties.

Impairment of long-lived assets

        As a result of significant devaluation of the ruble described above, MTS has reassessed the recoverability of its investments in long-lived assets, including property, plant and equipment and intangible assets. MTS' accounting policies require an impairment loss to be recognized whenever a review demonstrates that the book value of a long-lived asset is not recoverable in terms of net undiscounted future cash flows.

        Management has considered several factors in its analysis, including the following:

  •
  the continued use of each significant segment of its existing network,

  •
  investment needed to build up MTS' network in accordance with current operating plans,

  •
  the development of license areas acquired, in particular in relation to value allocated to licenses of Rosico (See Note 25), and

  •
  management's assessment of the current economic situation.

        Based on these factors management has determined that no impairment has occurred in relation to its investment in long-lived assets during the year ended December 31, 2001. However, management believes that it is reasonably possible that its carrying value for Rosico licenses could be significantly affected by the volatility of the Russian economy. Assuming that the Russian economic situation deteriorates over the next few years, the possible impact could be material to MTS' financial position and results of operations.

Taxation

        Russia currently has a number of laws related to various taxes imposed by both federal and regional governmental authorities. Applicable taxes include value added tax, corporate income tax (profits tax), a number of turnover-based taxes, and payroll (social) taxes, together with others. Laws related to these taxes have not been in force for significant periods, in contrast to more developed market economies; therefore, the government's implementation of these regulations is often inconsistent or nonexistent. Accordingly, few precedents with regard to tax rulings have been established. Tax declarations, together with other legal compliance areas (as examples, customs and currency control matters), are subject to review and investigation by a number of authorities, who are enabled by law to impose extremely severe fines, penalties and interest charges. These facts create tax risks in Russia substantially more significant than typically found in countries with more developed tax systems.

        In recent years, the Russian government has initiated revisions of the Russian tax system. Effective January 1, 1999, the first part of the Tax Code was enacted. Effective January 1, 2001, the second part of the Tax Code was enacted. The new tax system is generally intended to reduce the number of taxes and, thus, the overall tax burden on businesses, and to simplify the tax laws.

        Generally, tax declarations remain open and subject to inspection for a period of three years following the tax year. While most of MTS' tax declarations have been inspected without significant penalties, these inspections do not eliminate the possibility of re-inspection. Accordingly, as of December 31, 2001, substantially all of the tax declarations of MTS for the preceding three years are open to further review.

        Management believes that it has adequately provided for tax liabilities in the accompanying consolidated financial statements; however, the risk remains that relevant authorities could take differing positions with regard to interpretive issues and the effect could be significant.

3.    Summary of Significant Accounting Policies

Accounting Principles

        MTS maintains its accounting books and records in Russian rubles based on Russian accounting regulations. The accompanying consolidated financial statements have been prepared in order to present MTS' financial position and its results of operations and cash flows in accordance with accounting principles generally accepted in the United States (U.S. GAAP) and expressed in terms of U.S. dollars.

Basis of Presentation

        The accompanying consolidated financial statements include the accounts of MTS and its subsidiaries in which MTS has a direct controlling interest. All significant intercompany balances and transactions have been eliminated.

        As of December 31, 2000 and 2001, MTS had investments in the following legal entities:

		December 31
	Accounting Method
		2000	2001
Rosico	Consolidated	100.0%	100.0%
ReCom	Equity/Consolidated	49.9%	53.9%
MTS-Komi Republic (MTS-RK)	Equity	26.0%	26.0%
MTS-Kostroma	Equity	26.0%	26.0%
MTS-Tver (MTS-T)	Equity	26.0%	26.0%
UDN-900	Consolidated	51.0%	51.0%
ACC	Consolidated	100.0%	100.0%
MSS	Consolidated	51.0%	83.5%
MTS-NN	Consolidated	—	65.0%
Telecom XXI	Consolidated	—	100.0%
Telecom-900	Consolidated	—	81.0%
Novitel	Consolidated	—	51%
MTS Finance(1)	Consolidated	—	100%

(1)
Represents beneficial ownership.

        In 2001, minority interest reflects minority shareholders' interests in ReCom, in Telecom-900, in UDN-900 and in Novitel.

Translation methodology

        Translation (remeasurement) of MTS' ruble denominated financial statements into U.S. dollars has been performed in accordance with the provisions of SFAS No. 52 "Foreign currency translation," as they relate to hyperinflationary economies. The objective of this remeasurement process is to produce the same results that would have been reported if the U.S. dollar had been the functional currency.

        Monetary assets and liabilities have been translated at the period-end exchange rate. Non-monetary assets and liabilities have been translated at historical rates. Capital contributions at the time of Company formation have been translated at the official rate of 1.01 rubles to 1 U.S. dollar as stated in the MTS Foundation Agreement. Capital contributions at later dates have been recorded at the historical translation rate on the date of the investment. Revenues, expenses and cash flows have been translated at historical rates. Translation differences resulting from the use of these rates have been accounted for as currency translation gains and losses in the accompanying consolidated statements of operations.

Management estimates

        The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

        Cash represents cash on hand and in MTS' bank accounts and short-term investments having original maturities of less than three months.

Short term investments

        Short-term investments represent investments in time deposits, which have original maturities in excess of three months but less than twelve months. These investments are being accounted for at cost.

Allowance for doubtful accounts

        MTS provides an allowance for doubtful accounts based on management's periodic review of accounts, including the delinquency of account balances.

Prepaid expenses

        Prepaid expenses are primarily comprised of advance payments made for inventory and services to vendors.

Inventory

        Inventory, accounted for at lower of cost, on a FIFO basis, or market consists of telephones, accessories and spare parts for equipment.

        Obsolescence reserves are provided based on specific monthly review of significant inventoried items and expensed as cost of services and products.

Value-added taxes

        Value-added taxes related to sales are payable to the tax authorities on an accrual basis based upon invoices issued to the subscriber. VAT incurred for purchases may be reclaimed, subject to certain restrictions, against VAT related to sales.

        VAT related to purchase transactions that are not currently reclaimable as of the balance sheet dates are recognized in the balance sheets on a gross basis.

Property, plant and equipment

        Property, plant and equipment with a useful life of more than one year is capitalized at historical cost and depreciated on a straight-line basis over their expected useful lives as follows:

Network and base station equipment	5 - 8 years
Leasehold improvements	shorter of 10 years or lease term
Office equipment, computers and software	5 years
Buildings	50 years
Vehicles	4 years

        Construction in progress and equipment held for installation are not depreciated until the constructed or installed asset is ready for its intended use.

        Maintenance and repair costs are expensed as incurred; while upgrades and improvements are capitalized. MTS capitalizes interest costs with respect to qualifying construction projects.

Other intangible assets

        Intangible assets represent various purchased software costs (including the billing system), deferred telephone numbering capacity, and rights to use premises. A significant portion of the rights to use premises was contributed by shareholders to MTS' charter capital. Deferred telephone numbering capacity costs are being amortized over five to ten years and the rights to use premises are being amortized over ten years. Amortization of deferred numbering capacity costs started immediately upon the purchase of numbering capacity. The billing system and other software costs are amortized over four years. Other intangible assets are being amortized over three to four years. All intangible assets are being amortized using the straight-line method.

License costs

        License costs are capitalized as a result of (a) purchase price allocated to licenses acquired in business combinations (See Note 6) and (b) licenses granted directly from government organizations which require license payments.

        License costs are amortized, subject to periodic review for impairment, on the straight-line method over the term of the license commencing from the date such license area becomes commercially operational.

Goodwill

        Goodwill represents the purchase price for businesses acquired in excess of the fair value of net assets identified, primarily related to MTS' acquisition of Rosico. Goodwill is amortized on a straight-line basis over seven years. Amortization expense during each of the years ended December 31, 1999, 2000 and 2001 amounted to $6.1 million.

Leasing arrangements

        The Company accounts for leases based on the requirements of Statement of Financial Accounting Standards No. 13, "Accounting for Leases." The Telecom-900 Group leases operating facilities, which include switches, base stations and other cellular network equipment as well as the billing system. All these leases were classified as capital leases.

        The present value of future minimum lease payments at the inception of the lease is reflected as a liability in the balance sheet. Amounts due within one year are classified as short-term liabilities and the remaining balance as long-term liabilities. The interest rate implicit in the leases varies from to 4% to 54%.

Subscriber acquisition costs

        Subscriber acquisition costs represent the direct costs paid for each new subscriber enrolled through MTS' independent dealers. Prior to 2001, these costs were capitalized to the extent of any revenues that had been deferred from the acquisition of a subscriber, such as connection fees charged to a subscriber to initiate call service, and amortized as a component of sales and marketing expense on a straight-line basis over the estimated average subscriber life. Effective 2001, MTS changed its accounting policy and now expenses subscriber acquisition costs as incurred. The change was made to facilitate the comparison of MTS' results with other telecommunication companies (See also Note 4 Accounting Changes).

Investments

        Beginning in 1998, MTS has acquired interests in several Russian legal entities, engaged in telecommunications activity. Investments in entities where MTS holds 20 to 50% and can exercise significant influence but not control are accounted for under the equity method. All investments are made in companies that are not traded in open markets. Management periodically assesses realizability of the carrying values of the investments and if necessary records impairment losses to write the investment down to fair value.

Debt issuance costs

        Debt issuance costs are amortized using the effective interest method over the terms of the related loans.

Impairment of long-lived assets

        MTS periodically evaluates the recoverability of the carrying amount of its long-lived assets in accordance with SFAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be disposed of. Whenever events or changes in circumstances indicate that the carrying amounts of those assets may not be recoverable, MTS will compare undiscounted net cash flows estimated to be generated by those assets to the carrying amount of those assets. When these undiscounted cash flows are less than the carrying amounts of the assets, MTS will record impairment losses to write the asset down to fair value, measured by the discounted estimated net future cash flows expected to generated from the assets. During the years ended December 31, 1999, 2000 and 2001, management believes that no such impairments have occurred.

Subscriber prepayments

        In 1998, MTS initiated a program whereby subscribers were required to pay in advance for telecommunications services. All amounts received in advance of service provided are recorded as a subscriber prepayment liability and are not recorded to revenues until the related services have been provided to the subscriber.

Revenue recognition

        Revenues are recognized on an accrual basis, i.e. when the goods and services are actually provided regardless of when the resulting monetary or financial flow occurs.

        MTS categorizes the revenue sources in the statements of operations as follows:

  1.
  Service revenues: (a) subscription fees, (b) usage charge, (c) value added service fees, (d) roaming fees charged to other operators for guest roamers utilizing MTS' network and (e) prepaid phone cards.

  2.
  Connection fees.

  3.
  Equipment sales: (a) sales of handsets as part of contracts and (b) sales of accessories.

Subscription fees

        MTS recognizes revenues related to the monthly network fees in the month that the wireless service is provided to the subscriber.

Usage charges and Value added services fees

        Call fees consist of fees based on airtime used by the caller, the destination of the call and the service utilized.

        Fees are based on usage of airtime or volume of data transmitted for value added services, such as short message services, Internet usage and data services. MTS recognizes revenues related to usage charges and value added services in the period when services were rendered.

Pre-paid phone cards

        MTS also sells to subscribers pre-paid phone cards, separately from the handset. These cards allow subscribers to make a predetermined allotment of wireless phone calls and/or take advantage of other services offered by the Company, such as short messages and sending or receiving faxes.

        At the time that the pre-paid phone card is purchased, MTS records the receipt of cash as subscriber deposit. The Company recognizes revenues from the phone cards in the period when subscriber uses time under the phone card. Unused time on sold phone cards is not recognized as revenues until the related services have been provided to the subscriber or the prepaid phone card has expired.

Roaming fees

        MTS charges roaming per-minutes fees to other wireless operators for guest roamers utilizing MTS' network. Guest roaming fees were $44,048, $43,214 and $52,639 for the years ended December 31, 1999, 2000 and 2001, respectively.

Connection fees

        MTS defers initial connection fees from the moment of initial signing of the contract with subscribers over the estimated average subscriber life. The Company estimates that the average expected term of the subscriber relationship is three years and one quarter (see also Note 14 Deferred Connection Fees).

Equipment sales

        MTS sells handsets and accessories to customers who are entering into contracts for service and as separate distinct transactions. The Company recognizes revenues from the handsets and accessories upon the delivery to the customer. These contracts do not require the customer to maintain future service with MTS. MTS records estimated returns as a direct reduction of sales at the time the related sales are recorded.

Expense recognition

        Expenses incurred by MTS in relation to the provision of wireless communication services relate to interconnection and line rental costs, roaming expenses, costs of handsets and other accessories sold, depreciation and maintenance of the network.

        Calls made by subscribers from areas outside of territories are subject to roaming fees charged by the wireless provider in those territories. These roaming charges are recorded as air time revenues on a gross basis, with the related roaming charges being recorded as operating expense, as MTS acts as the principal in the transaction with the subscriber and bears the risk of non-collection from the subscriber.

        The costs of the handset, whether sold to subscribers through the distribution channel or as part of the contract, are expensed as cost of equipment at the initial signing of the contract. Any discounts provided on the direct sale of the handset and any fees paid to dealer commissions are recorded as a component of sales and marketing expenses.

Taxation

        Deferred tax assets and liabilities are recognized for the expected future tax consequences of existing differences between financial reporting and tax reporting bases of assets and liabilities, and loss or tax credit carry forwards using enacted tax rates expected to be in effect at the time these differences are realized. Valuation allowances are recorded for deferred tax assets for which it is more likely that these assets will not be realized.

Advertising costs

        Advertising costs are expensed as incurred. Advertising costs for the years ended December 31, 1999, 2000 and 2001 were $11,437, $22,218 and $42,715, respectively, and are reflected as a component of sales and marketing expenses in the accompanying consolidated statement of operations.

Earnings per share

        Earnings per share have been determined using the weighted average number of shares outstanding during the year. Basic and diluted earnings per share are equivalent as all potentially dilutive securities have an exercise price in excess of the average stock price during the period. There are 1,856,692 stock options outstanding as of December 31, 2001. Earnings and other per share information have been restated to give retroactive effect to the merger of MTS and RTC in 2000 (See Note 1 General).

Fair value of financial instruments

        The fair market value of financial instruments, consisting of cash and cash equivalents, current receivables, and accounts payable, which are included in current assets and liabilities, approximates the carrying value of these items due to the short term nature of these amounts. Based on the on borrowing rates currently available to the Company for debt with similar terms and average maturities of the outstanding debt at December 31, 2000 and 2001, the fair value of long term debt was equivalent to carrying value. The fair value of variable rate debt and promissory notes is equivalent to their carrying value.

        It is not practical to determine the fair value of MTS' receivable from Sistema and advances to affiliates, due to the current instability in the Russian economy and its effect on interest rates appropriate for determining fair value.

Comprehensive income

        Comprehensive income is defined as net income plus all other changes in net assets from non-owner sources. For the years ended December 31, 1999, 2000 and 2001, comprehensive income equaled net income.

Comparative information

        Certain prior year amounts and disclosures have been reclassified to conform to the 2001 presentation.

Segment reporting

        SFAS No. 131 requires that a business enterprise report financial and descriptive information about its reportable operating segments. MTS currently manages its business as one operating segment, and accordingly, does not report segment information. Furthermore, all of MTS' long-lived assets and revenues are derived in Russia.

Recently Adopted Accounting Pronouncements

        In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards ("SFAS") 133, Accounting for derivative instruments and hedging activities. SFAS 133 establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded on the balance sheet as either an asset or liability measured at its fair value. The statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific accounting criteria are met. If a derivative instrument qualifies for hedge accounting, the effective portion of the gains or losses from the derivative may offset results from the hedged item in the statement of operations or other comprehensive income, depending on the type of hedge. To adopt hedge accounting, a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting.

        In June 2000 Financial Accounting Standards Board issued SFAS 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133. This Statement amends the accounting and reporting standards of Statement 133 for certain derivative instruments and certain hedging activities. SFAS 137 delayed the effective date of SFAS 133 to fiscal years beginning after June 15, 2000.

        MTS adopted SFAS 133 effective January 1, 2001. SFAS 133 and SFAS 138 have not had a material effect on MTS' consolidated balance sheet or its results of operations.

New Accounting Pronouncements

        In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, Business Combinations and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires the use of the purchase method of accounting for all business combinations initiated after June 30, 2001. SFAS No. 141 requires intangible assets to be recognized if they arise from contractual or legal rights or are "separable," i.e., it is feasible that they may be sold, transferred, licensed, rented, exchanged or pledged. As a result, it is likely that more intangible assets will be recognized under SFAS No. 141 than its predecessor, APB Opinion No. 16.

        Under SFAS No. 142, goodwill will no longer be amortized on a straight-line basis over its estimated useful life, but will be tested for impairment on an annual basis and whenever indicators of impairment arise. The goodwill impairment test, which is based on fair value, is to be performed on a reporting unit level. A reporting unit is defined as a SFAS No. 131 operating segment or one level lower. Goodwill will no longer be allocated to other long-lived assets for impairment testing under SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of. Additionally, goodwill on equity method investments will no longer be amortized; however, it will continue to be tested for impairment in accordance with Accounting Principles Board Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock. Under SFAS No. 142 intangible assets with indefinite lives will not be amortized. Instead they will be carried at the lower cost or market value and tested for impairment at least annually. All other recognized intangible assets will continue to be amortized over their estimated useful lives.

        SFAS No. 142 is effective for fiscal years beginning after December 15, 2001 although goodwill on business combinations consummated after July 1, 2001 will not be amortized. Upon adoption of SFAS No. 142 on January 1, 2002, the Company reclassified the carrying value of goodwill of $22 million to licenses. As a result of the useful lives of goodwill and licenses being consistent, the adoption of SFAS No. 142 did not have a significant effect on the results of the Company's operations or its financial position.

        In August 2001, FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. An entity shall measure changes in the liability for an asset retirement obligation due to passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period. The interest rate used to measure that change shall be the credit-adjusted risk-free rate that existed when the liability was initially measured. That amount shall be recognized as an increase in the carrying amount of the liability and as an expense classified as an operating item in the statement of operations. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. The Company does not anticipate that adoption of SFAS No. 143 will have a material impact on its results of operations or its financial position.

        In October 2001, FASB issued SFAS No.144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 establishes a single accounting model for long-lived assets to be disposed of by sale consistent with the fundamental provisions of SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." Whilst it supersedes APB Opinion 30 "Reporting the Results of operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" it retains the presentation of discontinued operations but broadens that presentation to include a component of an entity (rather than a segment of a business). However, discontinued operations are no longer recorded at net realizable value and future operating losses are no longer recognized before they occur. Under SFAS No. 144 there is no longer a requirement to allocate goodwill to long-lived assets to be tested for impairment. It also establishes a probability weighted cash flow estimation approach to deal with situations in which there are a range of cash flows that may be generated by the asset being tested for impairment. SFAS No. 144 also establishes criteria for determining when an asset should be treated as held for sale.

        SFAS No. 144 is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years, with early application encouraged. The provisions of the Statement are generally to be applied prospectively. The Company currently has no plans to dispose of any operations and accordingly, does not anticipate that adoption of SFAS No. 144 will have a material impact on its results of operations or its financial position.

        In April 2002, the FASB issued SFAS 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections". SFAS 145 rescinds and amends certain previous standards related primarily to debt and leases. The provisions of SFAS 145 related to the rescission of SFAS 4 are effective for financial statements issued for fiscal years beginning after May 15, 2002 and will become effective for the Company on January 1, 2003. The provisions of SFAS 145 related to the rescission of SFAS 13 are effective for transactions occurring after May 15, 2002. All other provisions of SFAS 145 are effective for financial statements issued on or after May 15, 2002. This accounting pronouncement is not expected to have a significant impact on our financial position or results of operations.

        In June 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities," which addresses financial accounting and reporting for costs associated with exit or disposal activities and supersedes Emerging Issues Task Force (EITF) Issue 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under Issue 94-3, a liability for an exit cost as defined in EITF 94-3 was recognized at the date of an entity's commitment to an exit plan. SFAS 146 also establishes that the liability should initially be measured and recorded at fair value. The Company will adopt the provisions of SFAS 146 for exit or disposal activities that are initiated after December 31, 2002.

4.    Accounting Changes

        Effective 2001, the Company changed its accounting principle regarding recognition of subscriber acquisition costs (see also Note 13 Deferred Subscriber Acquisition Costs). Subscriber acquisition costs represent the direct costs paid for each new subscriber enrolled through MTS' independent dealers. Prior to 2001, these costs were capitalized to the extent of any revenues that had been deferred from the acquisition of a subscriber, such as connection fees charged to a subscriber to initiate call service, and amortized as a component of sales and marketing expense on a straight-line basis over the estimated average subscriber life. MTS now expenses subscriber acquisition costs as incurred. This change of accounting principle was made to facilitate the comparison of MTS' results with other telecommunication companies.

        As a cumulative effect of this change, the remaining balance of capitalized subscriber acquisition cost as of December 31, 2000 in the amount of $17,909 (net of $9,644 in taxes) was expensed and included in income during the year ended December 31, 2001.

        The following pro forma amounts for the years ended December 30, 1999, 2000 and 2001 show the effect of the retroactive application of the new accounting principle for recognition of subscriber acquisition costs.

	December 31
	1999	2000	2001
	(In thousands of U.S. dollars, except per share amounts)
Net income	$78,258	$93,108	$223,738
Earnings per share, basic and diluted	$0.052	$0.050	$0.113

5.    New Investments

        On January 22, 2001 MTS and certain individuals established and registered closed joint-stock company Mobile TeleSystems—Nizhny Novgorod (MTS-NN) located in Nizhny Novgorod. MTS' participation in charter capital of MTS-NN is 65%. Charter capital of MTS-NN is 100,000 Rubles (approximately $3.5).

        On December 10, 2001, MTS established MTS Finance (see Note 1 General), a société anonyme organized for unlimited duration under the laws of Luxembourg. MTS Finance has authorized share capital of $125 divided into 1,000 shares with a par value of $0.125 per share, 999 of which MTS owns directly and one of which MTS beneficially owns through De Luxe Holding S.A. All 1,000 shares are fully paid.

        In September 2001, MTS won a tender initiated by the Telecommunications Ministry of the Republic of Belarus for a GSM-900/1800 license to operate in Belarus. Under the tender conditions, MTS paid $10 million which has been written off at December 31, 2001 (see Note 24 Impairment of investment in Belarus).

6.    Businesses Acquired

Rosico acquisition

        In August 1998, MTS acquired from Sistema 80% of the outstanding common stock of Rosico, a Russian closed joint-stock company, in exchange for 408,631,860 shares of newly issued common stock of MTS representing 25% of the issued and outstanding shares of MTS. Prior to the acquisition, Sistema held a 90% controlling interest in Rosico. Rosico holds GSM-1800 licenses covering the Moscow area, 18 regions of Central Russia and 11 regions in the Northern, the Urals and Western Siberia Regions of Russia.

        During 2000, MTS completed other acquisitions of Rosico stock that are presented in the table below:

Date of acquisition	Seller	Number of shares	Percentage of ownership	Price per share	Total purchase price
August 2000	Bradleys of London LTD, a subsidiary of Sistema	1,232	7.2%	$5.8401	$7,195
September 2000	MGTS, a subsidiary of Sistema	392	2.3%	5.8674	2,300
December 2000	Siemens AG	1,710	10.0%	3.5614	6,090
December 2000	DeTeMobil	86	0.5%	5.8140	500

	Total	3,420	20.0%	—	$16,085

        As of December 31, 2001 MTS owned 100% interest of Rosico.

Purchase of Mobilnye Sistemy Svyasi

        In March 2000, MTS acquired for approximately $15 a 51% interest in Mobilnye Sistemy Svyazi OJSC, or MSS, a Russian open joint-stock company. In 2001, MTS acquired an additional 32.5% of MSS stock for approximately $327, increasing its ownership percentage to 83.5% as of December 31, 2001. MSS has license No. 5544 to operate a GSM-900 network in the Omsk Region of Russia. At the time of acquisition, MSS had approximately 3,000 subscribers.

ReCom Acquisition

        In 1998 MTS acquired 49.9% of ReCom, a Russian joint-stock company for $11. In April 2001, MTS acquired an additional 4% of the outstanding common stock of ReCom for $1,000 increasing its share in ReCom up to 53.9%. The ReCom acquisition was accounted for using the purchase method of accounting.

        During 2000 and 2001, MTS acted as the general contractor for the construction of ReCom's network. During these years, MTS delivered to ReCom network equipment, at its amortized historical cost, in the amount of $19,516. In connection with this, on January 31, 2000, ReCom issued 773 bonds to MTS, convertible under certain circumstances into common stock of ReCom. These bonds have maturities varying from 2003 to 2005. In June 2001, MTS redeemed 27 of these bonds and received approximately $500 of cash. If MTS were to exercise conversion options in full, it would become holder of up to 73.6% of the outstanding common stock of ReCom. The amount of convertible bonds and all other intercompany transactions and balances were eliminated in MTS' consolidated financial statements as of December 31, 2001.

Telecom XXI Acquisition

        In May 2001, MTS acquired 100% of the outstanding common stock of Telecom XXI, a Russian closed joint-stock company, for $49,742. The Telecom XXI acquisition was accounted for using the purchase method of accounting. The finalized purchase price allocation was as follows:

Current assets	$849
Non-current assets	1,322
License costs	74,639
Current liabilities	(944)
Deferred taxes	(26,124)

Purchase price allocation	$49,742

Telecom-900 Acquisition

        In August 2001, MTS acquired 81% of the outstanding common stock of Telecom-900, a Russian closed joint-stock company, for $26,812 from Sistema. Telecom-900 acquisition was accounted for using the purchase method of accounting. The finalized purchase price allocation was as follows:

Current assets	$12,136
Non-current assets	29,297
License costs	31,542
Current liabilities	(21,883)
Non-current liabilities	(10,626)
Deferred taxes	(7,754)
Minority interest	(5,900)

Purchase price allocation	$26,812

Novitel Acquisition

        On October 22, 2001 MTS acquired 51% of the outstanding common stock of Novitel, Russian closed joint-stock company, for the total amount of $1,426. Novitel acquisition was accounted for using the purchase method of accounting. The purchase price was allocated at the purchase date as follows:

Current assets	$1,312
Non-current assets	558
Other	533
Current liabilities	(57)
Non-current liabilities	(62)
Minority interest	(858)

Purchase price allocation	$1,426

Pro Forma Results of Operations (unaudited)

        The following unaudited pro forma financial data for the years ended December 31, 2000 and 2001 give effect to the acquisitions of ReCom, Telecom XXI, Telecom-900 and Novitel as if they had occurred at the beginning of the respective years.

	December 31
	2000	2001
	(In thousands of U.S. dollars except per share amounts)
Net revenues	$563,048	$931,704
Net operating income	147,986	338,740
Net income	95,161	211,184
Earnings per share, Basic and Diluted	$0.053	$0.107

7.    Cash and Cash Equivalents

        Cash and cash equivalents as of December 31, 2000 and 2001 were comprised as follows:

	December 31
	2000	2001
Rubles	$9,950	$15,282
U.S. dollar deposits	50,607	195,000
U.S. dollars current accounts	14,999	7,578
Other	272	1,769

Total cash and cash equivalents	$75,828	$219,629

8.    Short Term Investments

        Short-term investments, denominated in U.S. dollars, as of December 31, 2001 were comprised as follows:

	Annual interest rate	Maturity date	December 31 2001
OJSC Moscow Bank of Reconstruction and Development	6.1%	September 30, 2002	$30,000
OJSC Moscow Bank of Reconstruction and Development	6.1%	September 30, 2002	25,000
Sberbank	8.3%	June 28, 2002	10,000
Sberbank	8.3%	June 28, 2002	10,000
Sberbank	8.3%	June 28, 2002	10,000
Other			304

Total Short-term investments			$85,304

        Short-term investments, denominated in U.S. dollars, as of December 31, 2000 were comprised as follows:

	Annual interest rate	Maturity date	December 31 2000
OJSC Moscow Bank of Reconstruction and Development	6.0%	August 31, 2001	$30,000
OJSC Moscow Bank of Reconstruction and Development	5.8%	March 31, 2001	20,000
Sberbank	9.5%	September 11, 2001	60,000
Sberbank	9.1%	September 11, 2001	60,000

Total Short-term investments			$170,000

        Interest income for the years ended December 31, 1999, 2000 and 2001 amounted to $nil, $7,626 and $11,829, respectively. Interest receivable as of December 31, 2000 and 2001 amounted to $2,988 and $388, respectively, and is recorded as other current assets.

9.    Trade Receivables

        Trade receivables as of December 31, 2000 and 2001 were comprised as follows:

	December 31
	2000	2001
Accounts receivable, subscribers	$9,280	$19,091
Accounts receivable, roaming	8,356	10,345
Allowance for doubtful accounts	(1,819)	(5,178)

Trade receivables, net	$15,817	$24,258

        The following table summarizes the changes in the allowance for doubtful accounts for the years ended December 31, 1999, 2000 and 2001:

	December 31
	1999	2000	2001
Balance, beginning of year	$19,610	$5,395	$1,819
Balance of business acquired	—	—	140
Provision for doubtful accounts	8,006	2,403	3,219
Accounts receivable written off	(22,221)	(5,979)	—

Balance, end of year	$5,395	$1,819	$5,178

10.  Inventory

        MTS' inventory as of December 31, 2000 and 2001 was comprised as follows:

	December 31
	2000	2001
Spare parts for base stations	$8,469	$10,795
Handsets and accessories	16,363	11,712
Other inventory	1,656	9,157
Provision for obsolescence	(2,937)	(5,480)

Inventory, net	$23,551	$26,184

        Obsolescence expense during the year ended December 31, 1999, 2000 and 2001 amounted to $590, $2,114 and $2,543, respectively, and was included in operating expenses in the accompanying statements of operations.

11.  Property, Plant and Equipment

        The net book value of property, plant and equipment as of December 31, 2000 and 2001 was comprised as follows:

	December 31
	2000	2001
Network and base station equipment (including leased network and base station equipment of $nil and $32,248, respectively)	$387,664	$616,699
Leasehold improvements	6,720	7,233
Office equipment, computers and software (including leased office equipment, computers and software of $nil and $1,824, respectively)	21,134	42,340
Buildings	12,301	37,412
Vehicles	2,725	4,931

Property, plant and equipment, at cost	430,544	708,615
Accumulated depreciation	(87,676)	(158,994)
Accumulated depreciation on leased property	—	(9,995)
Equipment for installation	61,214	263,483
Construction in progress	35,225	52,947

Property, plant and equipment, net	$439,307	$856,056

        All leased property, plant and equipment relate to Telecom-900 Group companies which were acquired by MTS in August 2001 (see Note 1 General), therefore there were no leased property, plant and equipment in 2000.

        Depreciation expenses during the years ended December 31, 1999, 2000 and 2001 amounted to $24.8 million, $39.9 million and $73.9 million, respectively, including depreciation expenses for lease property, plant and equipment in the amount of $nil, $nil and $1,589, respectively.

12.  Intangible Assets

        Intangible assets at December 31, 2000 and 2001 were comprised as follows:

	December 31
	2000	2001
Numbering capacity	$55,177	66,203
Rights to use premises	20,877	24,380
Software and other	15,180	46,615

	91,234	137,198
Accumulated amortization	(33,648)	(52,953)

Total intangible assets, net	$57,586	$84,245

        As a result of limited availability of local telephone numbering capacity in Moscow and the Moscow region, MTS has been required to enter into agreements for the use of telephone numbering capacity with several telecommunications operators in Moscow. Costs of acquiring numbering capacity are amortized over periods of five to ten years in accordance with the terms of the contract entered into to acquire such capacity. For contracts wherein the terms of use are unlimited, MTS amortizes such costs over ten years.

        The principal component of MTS' right to use premises was obtained in the form of contributions to its original capital in 1993. These premises included MTS' administrative offices and facilities utilized for mobile switching centers.

        Amortization expense during the years ended December 31, 1999, 2000 and 2001 amounted to $7.1 million, $12.9 million and $17.5 million, respectively.

13.  Deferred Subscriber Acquisition Costs

        Deferred subscriber acquisition costs for the years ended December 31, 2000 and 2001 were as follows:

	December 31
	2000	2001
Balance at beginning of year	$31,925	$27,553
Payments made and deferred during the year	49,232	30,978
Amounts amortized and recognized as expenses during the year	(53,604)	(58,531)

Balance at end of year	$27,553	—

        Effective 2001, the Company changed its accounting principle regarding recognition of subscriber acquisition costs (see Note 4 Accounting Changes). Subscriber acquisition costs represent the direct costs paid for each new subscriber enrolled through MTS' independent dealers. Prior to 2001, these costs were capitalized to the extent of any revenues that had been deferred from the acquisition of a subscriber, such as connection fees charged to a subscriber to initiate call service, and amortized as a component of sales and marketing expense on a straight-line basis over the estimated average subscriber life. MTS now expenses subscriber acquisition costs as incurred. This change of accounting principle was made to facilitate the comparison of MTS' results with other telecommunication companies.

14.  Deferred Connection Fees

        Deferred connection fees for the years ended December 31, 2000 and 2001 were as follows:

	December 31
	2000	2001
Balance at beginning of year	$24,622	$31,553
Payments received and deferred during the year	21,798	35,886
Amounts amortized and recognized as revenue during the year	(14,867)	(20,027)

Balance at end of year	$31,553	$47,412

        MTS defers initial connection fees from the moment of initial signing of the contract with subscribers and the estimated average subscriber life (see Note 3 Summary of Significant Accounting Policies).

15.  Debt

The Notes

        On December 21, 2001, MTS Finance, a 100% beneficially owned subsidiary of MTS registered under the laws of Luxembourg, issued $250 million 10.95% notes at the price of 99.254%. These notes are guaranteed by MTS and mature on December 21, 2004. MTS Finance will make interest payments on the notes semi-annually in arrears on June 21 and December 21 of each year, commencing on June 21, 2002. The notes are listed on the Luxembourg Stock Exchange. Proceeds received from the notes, net of underwriting discount, were $248 million. Related debt issuance costs in the amount of $3,856 were capitalized.

        These notes are subject to certain restrictive covenants including, but not limited to, maintenance of ratio of debt to consolidated cash flows, as defined, limitations on the incurrence of additional indebtedness, limitations on the Company's ability to enter into sales leaseback transactions, restriction on any merger, consolidation or disposition of assets, restrictions on the sales of any licenses. In addition, these notes provide the holders a right to require MTS Finance to redeem all of the notes outstanding at 101% of the principal amount of the notes plus accrued interest upon any change in control, as defined.

Ericsson Debt Restructuring

        In December 1996, Rosico entered into a credit agreement with Ericsson Project Finance AB ("Ericsson") that provided for a credit facility with an aggregate principal amount of $60,000 and had a maximum term of five years. The loan was repayable in ten equal consecutive quarterly payments of $6,000 commencing in 1999. The amounts advanced under the agreement bear interest of LIBOR plus 4% (6.8% at December 31, 2001), the overdue amount bears interest at a rate of an additional 6% per annum.

        Concurrent with the Company's acquisition of Rosico, Sistema agreed to fund the full and timely repayment of the Ericsson Loan and to indemnify Rosico and MTS for any costs incurred by either of

Rosico or MTS in connection with the repayment of the Ericsson Loan. During 2000, Sistema and MTS agreed on a method that would allow Sistema to fund its obligation in a manner that minimizes the total costs of meeting this obligation (including related tax costs). Under this method, MTS entered into a long-term, ruble-denominated promissory notes with 0% interest and maturities from 2049 to 2052 to repay a portion of the funding from Sistema. The carrying value of these notes is insignificant at December 31, 2001. The Company will record interest expense on these notes over the term such that the full amount of the obligation will be reflected as a liability at the date of repayment. Through December 31, 2001, Sistema has made payments to Rosico under this obligation in the amount of $41,405 of which $28,897 is repayable in the form of long-term, ruble-denominated promissory notes with 0% interest.

        At December 31, 2000 and 2001, $42 million and $34.7 million were outstanding, respectively, under the Ericsson Loan at an interest rate then in effect of 10.0% and 6.5%, respectively. Interest payable on the Ericsson Loan as of December 31, 2000 and 2001 is $431 and $219, respectively, and is included in accrued liabilities.

        On July 24, 2001 MTS, Rosico and Ericsson signed an amendment to the credit agreement rescheduling Rosico principal payments in nineteen consecutive quarterly installments.

        The following table presents a schedule by years of principal amount repayments as of December 31, 2001:

December 31 2001
Payments due in the year ended December 31
2002	$4,500
2003	6,750
2004	8,550
2005	11,700
2006	3,150

$34,650

Dresdner credit facility

        In July 1999, MTS entered into a rollover credit facility with "BNP—Dresdner Bank" ("Dresdner Bank") for the purpose of financing working capital. The credit facility in the amount up to $12 million was granted to MTS with the final repayment date no later than July 2, 2002. The amount advanced under the agreement bears interest of LIBOR plus 2.5% (5.3% at December 31, 2001) per annum. Default interest is 12% per annum. As of December 31, 2000 and 2001, there were no amounts outstanding on this facility.

Dresdner Bank Credit Facility to Telecom XXI

        In November 2001, Telecom XXI entered into a credit facility with Dresdner Bank CJSC to borrow up to $20 million. Amounts borrowed by Telecom XXI under this credit facility are repayable within one to six months from the disbursement date and the credit facility has a final repayment date of November 2003. The borrowings bear interest of LIBOR plus 3.2% (6% at December 31, 2001) per annum. Any overdue amount currently bears interest at a rate of 12% per annum. At December 31,

2001 $3 million was outstanding under this agreement and is included in the current portion of long term debt.

International Moscow Bank Credit Facility to Telecom XXI

        In November 2001, Telecom XXI entered into a credit facility with the International Moscow Bank to borrow up to $15 million. Amounts borrowed under the credit facility must be repaid within two months of the first disbursement under the credit facility and will bear interest of LIBOR plus 3.1% (5.9% at December 31, 2001) per annum. Any overdue amount bears interest at a rate of 7.9% per annum. At December 31, 2001 $10 million was outstanding under this agreement and is included in the current portion of long term debt.

Inkombank Credit Facility to MSS

        In August 1997, MSS entered into a credit facility with OJSC "AB Inkombank" ("Inkombank") for the purposes of financing GSM-900 network development. A credit facility in the amount of up to $12 million was granted to MSS with a final repayment date no later than March 31, 2002. The amount advanced under the agreement bears interest of 16% per annum.

        During December 2001, MTS negotiated with Inkombank to pay $4,169 immediately to extinguish the outstanding obligation of $6,949. This resulted in an extraordinary gain of $2,113, net of taxes of $667, upon the extinguishment.

16.  Capital lease obligations

        The following table presents a schedule by years of future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of December 31, 2001:

December 31 2001
Payments due in the year ended December 31
2002	$16,017
2003	7,779
2004	2,002
2005	198

Total minimum lease payments (undiscounted)	25,996
Less: Amount representing interest	(3,899)

Present value of net minimum lease payments	22,097
Less current portion of lease payable	(14,401)

Non-current portion of lease payable	$7,696

        All leased property, plant and equipment relate to Telecom-900 Group companies which were acquired by MTS in August 2001 (see Note 1 General), therefore there were no leases payable as of December 31, 2000.

        For a schedule by years of future minimum lease payments under capital leases to Invest-Svyaz-Holding, a related party, together with the present value of the net minimum lease payments as of December 31, 2001 see Note 22 Related Parties.

17.  Promissory Notes Payable

        Promissory notes primarily represent MSS' outstanding notes payable to Motorola Inc. for delivery and installation of GSM-900 cellular equipment in the Omsk region. Promissory notes in the amount of $5.4 million were issued in April 1999. These promissory notes were due to be repaid on various dates through September 2001. On November 27, 2001, MSS entered into an agreement to restructure this liability. This restructuring established a new repayment schedule. MSS' total payments under this agreement have not changed by greater than 10% due to this restructuring. Promissory notes and the associated interest are to be repaid in regular installments starting from February 2002 up to May 2004. As of December 31, 2001 the amount of these promissory notes payable was $6,766, which represented the principal and accrued interest. The payments on these notes are due as follows:

2002	$818
2003	3,162
2004	2,786

Total principal and accrued interest	$6,766

18.  Accrued Liabilities

        Accrued liabilities at December 31, 2000 and 2001, were comprised as follows:

	December 31
	2000	2001
VAT	$21,345	$31,213
Taxes other than income	10,816	13,781
Interest	1,909	1,636
Other accruals	4,105	4,996

Total accrued liabilities	$38,175	$51,626

19.  Income Tax

        MTS' provision for income taxes is as follows for the respective periods ended:

	December 31
	1999	2000	2001
Current provision for income taxes	$36,423	$52,086	$138,092
Deferred benefit for income taxes	(17,594)	(932)	(40,631)

Total	$18,829	$51,154	$97,461

        MTS' statutory income tax rate in 1998 was 35%. From April 1, 1999, MTS' statutory income tax rate was 30% as a result of changes in Russian legislation. This reduction in the statutory income tax rate resulted in the recognition of a deferred tax benefit of approximately $15 million in 1999. From January 1, 2001, MTS' statutory income tax rate is 35% as a result of changes in Russian legislation. The increase in tax rate to 35% resulted in recognition of a deferred tax liability of approximately $10 million in 2000. In August 2001, a new law regarding taxation of income became effective. Under that law, effective from January 1, 2002, the statutory income tax rate will be 24%. This reduction in the statutory income tax rate resulted in the recognition of a net deferred tax benefit of approximately $22 million in 2001. The statutory income tax rate reconciled to MTS' effective income tax rate is as follows for the respective periods ended:

	December 31
	1999	2000	2001
Statutory income tax rate for year	30%	30%	35%
Adjustments:
Effect from realization of benefits previously reserved	(7.7)	—	—
Expenses not deductible for Russian statutory taxation purposes	23.9	17.4	13.6
Tax allowance generated from investment in infrastructure	(16.7)	(18.2)	(8.3)
Effects of increase in income tax rate	—	7.0	—
Effects of decrease in income tax rate	(18.6)	—	(6.6)
Other	7.5	1.8	(3.9)

Effective income tax rate	18.4%	38.0%	29.8%

        Unused credits may not be carried forward under Russian tax legislation. Accordingly, income tax credits are reflected in MTS' financial statements only to the extent, and in the year in which the credits are utilized.

        Temporary differences between the Russian statutory accounts and these financial statements give rise to the following deferred tax assets and liabilities at December 31, 2000 and 2001:

	December 31
	2000	2001
Assets/(liabilities) arising from tax effect of:
Deferred tax assets
Allowance for doubtful accounts	$671	$1,130
Deferred revenue and expenses	1,401	10,910
Loss carry forward (Rosico and MSS)	12,823	14,709
Other	4,865	11,183

	19,760	37,932
Reserve for deferred tax assets	(17,689)	(25,892)

Total deferred tax assets	$2,071	$12,040

Deferred tax liabilities
Licenses acquired (Note 4)	(72,083)	(66,745)
Other	—	(760)

Total deferred tax liabilities	(72,083)	(67,505)

Net deferred tax (liability)	$(70,012)	$(55,465)

        As of December 31, 2000 and 2001, Rosico and MSS were entitled to loss carry forwards in the amounts of $36,638 and $61,286, respectively. These loss carry forwards resulted in a deferred tax asset for the years ended December 31, 2000 and 2001 in the amounts of $12,823 and $14,709, respectively. As Russian companies are required to file tax declarations on a standalone basis, MTS is not able to utilize these losses to offset its taxable income. Due to uncertainties with regards to Rosico's and MSS' ability to realize this benefit, a valuation reserve was provided for the entire amount.

20.  Shareholders' Equity

        In accordance with Russian statutory accounting regulations, earnings available for dividends are limited to profits, denominated in rubles, after certain deductions. At December 31, 2000 and 2001 retained earnings which are distributable under Russian legislation totaled 136 million rubles ($4,845) and 8,490 million rubles ($281,677) respectively.

21.  Management Stock Bonus and Stock Option Plans

        On April 27, 2000, contingent on the closing of MTS' initial public offering (see Note 1 General), MTS established a stock bonus plan and stock option plan for selected officers, key employees and key advisors. Under the plans, directors, key employees and key advisors received 3,587,987 of MTS' common shares and will participate in a stock option plan under which they may receive options to purchase up to an additional 9,966,631 of MTS' common shares. At the time of the initial public offering, MTS issued 13,554,618 shares of common stock to its subsidiary Rosico pursuant to these plans at a price of $1.024 per share for the total amount of $13.9 million. These shares have been classified as treasury stock in the accompanying consolidated balance sheets.

        Under the stock bonus plan, during the period from September 12, 2000 through September 22, 2000, 3,587,987 common shares were purchased from Rosico at nominal price of 0.1 rubles per share as follows:

	Number of shares purchased	Percentage of total shares outstanding
Employees and Directors	3,049,786	0.153
Key Advisors	538,201	0.027
Total	3,587,987	0.180

        All of those listed above were restricted from selling these shares for 180 days from the date of purchase. On the date the shares were granted, MTS recognized aggregate expenses under this plan as compensation and consulting expenses amounting to $4.5 million and $797, respectively, based on the intrinsic value of the shares on the date they were granted (see also Note 22 Related Parties).

        Under the stock option plan, MTS' Board members and key employees, upon being granted stock options, will have the right to purchase up to 9,966,631 common shares of MTS. On August 14, 2001, option agreements for 1,026,682 and 830,010 common shares of MTS were granted to MTS' Board members and key employees, respectively. These options provide that on July 15, 2003, MTS' Board members and key employees may purchase MTS' common shares at $1.31 per share, which represents the 100-day average sales price of the shares at August 14, 2001. The stock options for MTS' Board members will terminate if the Board member's role is terminated before the 2002 annual general shareholders' meeting of Mobile TeleSystems. The stock options for MTS' key employees will terminate if the employee should leave MTS before July 15, 2003. All options granted under the stock option plan were outstanding at December 31, 2001, and none of these options were exercisable.

        MTS is accounting for the management stock option plan in accordance with APB No. 25 under which expense is generally only recognized for a difference between the exercise price and the fair market value at the date of measurement that is the grant date in the case of a fixed plan. At August 14, 2001 the fair market price of MTS' common shares was $1.17, which is less than the exercise price of $1.31. Accordingly, no compensation expense has been recorded during the year ended December 31, 2001.

        Certain disclosures, as required by SFAS 123, "Accounting for Stock-Based Compensation" have been omitted due to their effect being insignificant to the financial statements.

        In accordance with the Russian legislation, MTS' Board members and key employees may be considered insiders with respect to Mobile TeleSystems and thus may be restricted from selling their shares.

22.  Related Parties

        Related party balances as of December 31, 2000 and 2001, were comprised of the following:

	December 31
	2000	2001
Accounts receivable, related parties:
DeTeMobil receivable for roaming	$1,082	$677
ReCom receivable for network equipment	3,187	—
ReCom receivable for telecommunication services	425	—
Receivables from other investee companies	243	1,700

Total accounts receivable, related parties	$4,937	$2,377

Accounts payable, related parties:
DeTeMobil payable for consulting services	$1,970	$1,970
DeTeMobil other payables	1,308	1,266
Telmos for interconnection	411	207
MTU-Inform payable	2,004	2,593
MGTS for interconnection	103	106

Total accounts payable, related parties	$5,797	$6,142

Moscow Bank of Reconstruction and Development (MBRD)

        Starting August 2000, MTS has been keeping certain bank and deposit accounts with MBRD, whose major shareholder is Sistema. As of December 31, 2000, MTS' cash position at MBRD amounted to $51.4 million including $50 million in time deposit and $1.4 million in a current account. As of December 31, 2001 MTS' cash position at MBRD amounted to $112.4 million including $105 million in time deposits and $7.4 million in a current account. The related interest accrued and collected on the deposits for the years ended December 31, 2000 and 2001 amounted to $1 million and $3 million, respectively, and was shown as a component of interest income.

Rosno OJSC

        In 1999, 2000 and 2001, MTS arranged medical insurance for its employees and MTS insured its property at the amounts of approximately $193 million, $274 million and $612 million in 1999, 2000 and 2001, respectively, with Rosno Insurance whose major shareholder is Sistema. Insurance premiums paid to Rosno for the years ended December 31, 1999, 2000 and 2001, amounted to $4.7 million, $6.5 million and $8 million, respectively, including premiums paid for medical insurance amounted to

$683, $1,583 and $2,542, respectively. Management believes that all of the insurance contracts with Rosno have been entered at market terms.

Maxima Advertising Agency (Maxima)

        In 1999, 2000 and 2001, MTS had agreements for advertising services with Maxima. Advertising fees paid to Maxima for the years ended December 31, 1999, 2000 and 2001 were $1.2 million, $6.4 million and $8.7 million, respectively. Maxima is related to MTS trough MTS' directors who are also members of Maxima's board of directors.

Telmos

        In 1999, 2000 and 2001, MTS had interconnection arrangements with, and received domestic and international long-distance services from, Telmos. Interconnection and line rental fees paid to Telmos for the years ended December 31, 1999, 2000 and 2001 were approximately $3 million, $4.3 million and $4.0 million, respectively. Management believes that these arrangements are at market terms. Telmos is 40% owned by MGTS, which is majority-owned by Sistema and its affiliates.

Moscow City Telephone Network (MGTS)

        In 1999, 2000 and 2001 MTS had a line rental agreements with MGTS and rented cable plant from MGTS for installation of optic-fiber cable. MTS also rented buildings for administrative office, sales and marketing offices as well as premises for switching and base station equipment. Amounts paid under these agreements for the years ended December 31, 1999, 2000 and 2001 were approximately $0.5 million, $1 million and $1.5 million, respectively. In December 2000 and 2001, MTS purchased buildings from MGTS and paid $2.9 million and $2.6 million, respectively. Management believes that all these purchases were made at market terms. MGTS related to MTS trough its directors who are members of MGTS' board of directors. In addition Sistema is the majority shareholder of MGTS.

MTU-Inform

        In 1999, 2000 and 2001 MTS had interconnection and line rental agreements with MTU-Inform. Amounts paid under these agreements for the years ended December 31, 1999, 2000 and 2001 amounted to approximately $8.4 million, $17.4 million and $29 million, respectively. In 1999, 2000 and 2001 MTS purchased telephone numbering capacity from MTU-Inform. Amounts paid under these agreements for the years ended December 31, 1999, 2000 and 2001 amounted to $3.4 million, $11.7million and $4.7 million, respectively. Management believes that these agreements are at market terms. MTU-Inform is owned 51% by MGTS, which is majority-owned by Sistema and its affiliates.

Other

        In 2000 consultants from MTS' two major shareholders advised MTS in connection with MTS' initial public offering. In April 2000, contingent on the closing of this stock offering, MTS established a stock bonus plan (see Note 21 Management Stock Bonus and Stock Option Plans). Under this plan, consultants purchased 538,201 common shares of MTS' from Rosico at nominal price 0.1 Rubles per share. In 2000 MTS recognized consulting expenses under this plan in the amount of $797 based on the fair value of the shares on the date of grant.

        As discussed in Note 6, MTS acquired 81% of the outstanding stock of Telecom-900, a Russian closed joint-stock company, for $27,630 from Sistema.

Invest-Svyaz-Holding

        In 2001, Uraltel, FECS-900 and SCS-900 signed agreements with Invest-Svyaz-Holding, a shareholder of MTS, for leasing of network equipment and a billing system. These leases were recorded as capital leases based on the requirements of Statement of Financial Accounting Standards No. 13, "Accounting for Leases." The present value of future lease payments is reflected as a liability in the balance sheet. Amounts due within 1 year are classified as short term and the remaining balance as long-term liabilities. The interest rate implicit in these leases varies from 15% to 54%.

        The following table represents a schedule by years of future minimum lease payments under capital leases to Invest-Svyaz-Holding together with the present value of the net minimum lease payments as of December 31, 2001:

December 31 2001
Payments due in the year ended December 31
2002	$4,097
2003	2,829
2004	1,247

Total minimum lease payments (undiscounted)	8,173
Less: Amount representing interest	(1,970)

Present value of net minimum lease payments	6,203
Less current portion of lease payable	(2,794)

Non-current portion of lease payable	$3,409

        The current portion and long-term portion of the lease payable to Invest-Svyaz-Holding were included in current portion of capital lease obligation and capital lease obligation, net of current portion, respectively.

        Principal and interest paid to Invest-Svyaz-Holding for the period from the date of acquisition of Telecom-900 on August 10, 2001 through December 31, 2001 were $503 and $139, respectively.

23.  Operating Expenses

        Operating expenses for 1999, 2000 and 2001 were comprised of the following:

	December 31
	1999	2000	2001
Salaries and social contributions	$17,108	$33,753	$44,425
Taxes other than income taxes	15,655	26,859	25,312
General and administrative	11,633	20,355	21,569
Repair and maintenance	3,252	3,225	10,578
Rent	4,062	7,241	9,479
Insurance	4,953	4,251	5,258
Provision for doubtful accounts (note 9)	8,006	2,403	3,219
Billing and data processing	444	2,285	2,981
Consulting expenses	1,390	2,621	2,093
Other operating expenses	8,109	7,249	9,684

Total operating expenses	$74,612	$110,242	$134,598

        For use of certain base station sites, MTS provides specified amounts of free usage of mobile telephones in lieu of rent payments. Amounts of revenues for such free usage and expenses for base station site rentals are shown at fair value. Base station site expenses incurred under barter arrangements for the years ended December 31, 1999, 2000 and 2001 were approximately $2,427, $3,251 and $2,234, respectively, and are shown as a component of rent expenses.

24.  Impairment of the investment in Belarus

        In September 2001, MTS won a tender initiated by the Telecommunications Ministry of the Republic of Belarus to form a joint venture which will have a GSM-900/1800 license to operate in Belarus. Under the tender conditions, MTS is obliged:

  •
  to make a one-time payment of $10 million to the government of Belarus;

  •
  to form a joint venture company, in which MTS will own a 49% stake, together with the government of Belarus and a state-owned entity, and into which MTS must make a capital contribution of approximately $2.5 million in cash; and

  •
  to pay $6 million in annual installments to the government of Belarus of $1.2 million from 2003 through 2007.

        Under the terms of the tender, the joint venture will be required to pay to the government of Belarus for the license a one-time fee of $5 million and an annual fee of $60. Once the joint venture receives the license, it will be valid for ten years, after which it may be prolonged for two additional five-year periods as long as the joint venture fulfills the conditions of the license.

        In November 2001, MTS made the $10 million payment to the government of Belarus, this amount represented an initial investment in the joint venture as it is required to allow participation in such joint venture.

        In April 2002, upon originally issuing the audited consolidated financial statements for the year ended December 31, 2001 the Company believed there was significant doubt about receiving several required governmental approvals and licenses. From December 2001, soon after the date MTS was awarded the tender it became increasingly apparent based upon various communications and correspondence that MTS would be able to commence operations in Belarus within the contractual time period. Due to these difficulties and the political environment in Belarus at that time, the Company halted all additional payments under the original agreement and expensed its initial $10 million investment, as it appeared probable that the investment would not be recoverable. This charge is reflected as an impairment of investments in the accompanying consolidated statement of operations.

25.  Operating Licenses

        In connection with providing telecommunication services, MTS and its legal predecessor have been issued various operating licenses by the Ministry of Communications (the "Ministry").

        MTS' principal operating licenses are presented below.

GSM-900 Licenses

        Moscow and Moscow Region—MTS has a GSM-900 cellular license (License No. 14665) for operation in Moscow and the Moscow region. This license expires in December 2004.

        Tver Region—MTS has a GSM-900 cellular license (License No. 14662) for operations in the Tver region. This license expires in April 2007.

        Kostroma Region—MTS has a GSM-900 cellular license (License No. 14664) to operate in the Kostroma region. This license expires in August 2007.

        Komi Republic—MTS has a GSM-900 cellular license (License No. 14663) for operations in the Komi Republic. This license expires in August 2007.

        MTS has GSM-900 licenses (Licenses Nos. 14452 through 14457) covering six regions bordering the Moscow region. These licenses expire in October 2006.

        In connection with the ReCom acquisition, MTS gained access to GSM-900 licenses covering the Voronezh, Belgorod, Bryansk, Kursk, Lipetsk (Licenses Nos. 10020 through 10024), and Orel (License No. 10015) regions. These licenses expire in May 2008.

        In connection with the UDN-900 and ACC acquisition, MTS gained access to the GSM-900 licenses covering the Udmurt Republic (License No. 5964) and the Amur region (License No. 5608), respectively. These licenses expire in February 2007 and January 2007, respectively.

        In connection with the MSS acquisition on March 2000, MTS gained access to GSM-900 license (License No. 5544) covering the Omsk region of Russia. This license expires in December 2006.

        Altai Republic—In connection with the acquisition of Telecom-900 MTS gained access to GSM-900 cellular license (License No. 18808) for operations in the Altai Republic. The License allows SCS-900 to operate from July 2001 to July 2011 provided that commencement of cellular services occurs no later than July 2002. In addition, these license requires that the network numbering capacity to achieve 800, 2,900 and 6,000 numbers as of December 2002, 2005 and 2010, respectively.

        Sverdlovsk Region—In connection with the acquisition of Telecom-900 MTS gained access to GSM-900 cellular license (License No. 4817) for operations in the Sverdlovsk region. This license requires that the network numbering capacity to achieve 300,000 numbers as of December 31, 2006 and expires in March 2006.

        Khabarovsk Region—In connection with the acquisition of Telecom-900 MTS gained access to GSM-900 cellular license (License No. 5607) for operations in the Khabarovsk region. This license requires that the network numbering capacity achieve 4,000 and 11,000 numbers as of December 2001 and 2007, respectively, and expires in January 2007.

GSM-1800 Licenses

        In connection with the Rosico acquisition, MTS gained access to three GSM-1800 licenses covering Moscow and the Moscow region, 18 regions in Central Russia and 11 regions in Northern, Urals and the Western Siberia Regions of Russia. These licenses expire in 2008.

        Moscow and the Moscow Region—In April 1998, Rosico was granted a GSM-1800 cellular license (License No. 10006) for operation in Moscow and the Moscow region. This license requires that the installed network numbering capacity to achieve 100,000 numbers as of December 31, 2001 and expires in April 2008.

        Central, Central Black Earth and Volga Regions—In April 1998, Rosico was granted a GSM-1800 cellular license (License No. 10007) for operation in the following 17 regions of the Central, Central Black Earth and Volga regions of Russia: Bryansk, Vladimir, Ivanovo, Tver, Kaluga, Kostroma, Orel, Ryazan, Smolensk, Tula, Yaroslavl, Belgorod, Voronezh, Kursk, Lipetsk, Tambov and Kirov. In addition, in October 2000, amendments to this license were approved by the Ministry that allowed Rosico to operate on the GSM-900/1800 standards in the Nizhniy Novgorod region. This license requires that the network numbering capacity to achieve 20,000 numbers as of December 31, 2001 and expires in April 2008. Services under the license commenced in March 2000. Management believes that the risk that the aforementioned delay would cause the license to be revoked is remote.

        Northern, Urals and Western Siberia Regions—In April 1998, Rosico was granted a GSM-1800 cellular license (License No. 10011) for operation in a total of the following 6 regions of the Urals region of Russia: Udmurt Republic; Kurgan, Orenburg, Perm, Komi-Permyatsk Autonomous district and the Sverdlovsk region; Komi Republic in the Northern Region of Russia; and three regions of Western Siberia: the Tyumen Region, and the Khanty-Mansiysk and Yamalo-Nenetsk autonomous districts. In addition, in October 2000 amendments to this license were approved by the Ministry that allowed Rosico to operate on the GSM-900/1800 standards in the Kirov, Perm and Chelyabinsk Regions. This license requires that the network numbering capacity to achieve 16,000 numbers as of December 31, 2001 and expires in April 2008. Cellular services under this license had not commenced in October 1999. Other services under the license commenced only in February 2000. Management believes that the risk that the aforementioned delay would cause the license to be revoked is remote.

        North-Western Region of Russia—In connection with the acquisition of Telecom XXI MTS gained access to the GSM-900/1800 cellular license (License No. 10004) for operations in St. Petersburg and the following nine North-Western regions of Russia: the Karelia Republic, the Nenetsky autonomous district, and the Leningrad, Arkhangelsk, Vologda, Kaliningrad, Murmansk, Novgorod and Pskov

regions. This license requires the network numbering capacity to achieve 45,000 numbers as of December 31, 2001 and expires in April 2008.

        Novosibirsk Region—In connection with the acquisition of Telecom-900 MTS gained access to a GSM-900 cellular license (License No. 5965) for operation in the Novosibirsk region. In addition, in October 2000, amendments to this license were approved by the Ministry that allows SCS-900 to operate on the GSM-1800 standards in the Novosibirsk region. The license requires that the network numbering capacity to achieve 10,000 numbers and 25,000 numbers as of December 31, 2002 and 2007, respectively, and expires in February 2007.

        When MTS commenced its operations in 1994, licenses generally contained certain provisions for unspecified fees to be paid for utilization of the frequency. Most of MTS' current licenses now provide for payments to be made to finance telecommunication infrastructure improvements, which in the aggregate could total approximately $103,080. However, no decisions regulating the terms and conditions of such payments have been formulated. Accordingly, no payments have been made to date pursuant to any of the current licenses, which could require such payments. Further, management believes that MTS will not required to make any such payments. If such payments would be required in the future, management believes that it would be limited to purchasing certain equipment for its own use in the related license area.

        In relation to these uncertainties, no amounts have been recorded in the accompanying financial statements.

Other Telecommunication Licenses

        MTS has a License No. 14668 for fixed local and intercity telephone communication operations in Moscow, the Moscow region, the Tver and Kostroma regions and the Komi Republic. This license requires the number of subscribers be greater than 30,000 as of December 31, 2004 and expires in August 2004. MTS also has a License No. 15282 for fixed local and intercity telephone communication operations in the Vladimir, Kaluga, Pskov, Ryazan, Smolensk and Tula regions. This license expires in July 3, 2005. It requires the numbering capacity of network to achieve 14,700 numbers at the end of the third year of operation and specifies that the operations should commence no later than January 3, 2002.

        MTS has a channel rent license (License No. 14666) in Moscow and the Moscow region, the Kostroma and Tver regions and the Komi Republic, and a channel rent license (License No. 14680) in the Vladimir, Kaluga, Pskov, Ryazan, Smolensk and Tula regions. These licenses expire in November 2003 and April 2004, respectively. MTS has a license for channel rent (License No. 16245) in the Ivanovo, Kirov, Nizhniy Novgorod, Yaroslavl regions, and a channel rent license (License No. 17774) in the Amur, Kurgan, Orenburg, Perm, Sverdlovsk, Tambov, Tyumen, Chelyabinsk regions, the Udmurt Republic, and the Komi-Permyatskiy, Khanty-Mansiysk and Yamalo-Nenetsk autonomous districts. These licenses expire in October 2005 and April 2006, respectively.

        MTS has a license for data transmission services (License No. 14667) in Moscow and the Moscow region, the Kostroma and Tver regions and the Komi Republic. This license expires in December 2004.

        MTS also has a license for data transmission services (License No. 15403) in the Vladimir, Kaluga, Pskov, Ryazan, Smolensk and Tula regions. This license expires in July 2005.

        On February 15, 2001 MTS was granted a new license for data transmission services (License No. 17333) in the Komi Republic and the Udmurt Republic, in the following 3 autonomous districts: Komi-Permyatsky, Khanty-Mansiysk and Yamalo-Nenetsk, and in the following 28 regions: Amur, Belgorod, Briansk, Vladimir, Voronezh, Ivanovo, Kaluga, Kirov, Kostroma, Kurgan, Kursk, Lipetsk, Moscow, Nizhny Novgorod, Omsk, Orenburg, Orel, Perm, Pskov, Ryazan, Sverdlovsk, Smolensk, Tambov, Tver, Tula, Tyumen, Chelyabinsk and Yaroslavl, and Moscow. This license requires the numbering capacity of network to achieve 100 and 1,000 numbers as of December 31, 2002 and at the end of the license period, respectively, and specifies that the operations should be commenced no later than February 15, 2002. This license expires in February 2006.

        On January 25, 2001 MTS was granted a new license for video conference services (License No. 17169) in the Komi Republic and the Udmurt Republic, in the following 3 autonomous districts: Komi-Permyatsky, Khanty-Mansiysk and Yamalo-Nenetsk; and in the following 28 regions: Amur, Belgorod, Briansk, Vladimir, Voronezh, Ivanovo, Kaluga, Kirov, Kostroma, Kurgan, Kursk, Lipetsk, Moscow, Nizhny Novgorod, Omsk, Orenburg, Orel, Perm, Pskov, Ryazan, Sverdlovsk, Smolensk, Tambov, Tver, Tula, Tyumen, Chelyabinsk and Yaroslavl, and Moscow city. This license requires the numbering capacity of network to achieve 2 and 24 numbers as of December 31, 2002 and at the end of the license period, respectively, and specifies that the operations should be commenced no later than January 25, 2002. This license expires in January 2006.

        On May 18, 2001 MTS was granted a new license for audio conference services (License No. 18228) in the Komi republic and the Udmurt republic, in the following 3 autonomous districts: Komi-Permyatsky, Khanty-Mansiysk and Yamalo-Nenetsk; and in 28 regions as follows: Amur, Belgorod, Briansk, Vladimir, Voronezh, Ivanovo, Kaluga, Kirov, Kostroma, Kurgan, Kursk, Lipetsk, Moscow, Nizhny Novgorod, Omsk, Orenburg, Orel, Perm, Pskov, Ryazan, Sverdlovsk, Smolensk, Tambov, Tver, Tula, Tyumen, Chelyabinsk and Yaroslavl, and Moscow city. This license requires that the numbering capacity of network to achieve 3 and 10 numbers as of December 31, 2002 and at the end of the license period, respectively, and specifies that the operations should be commenced no later than May 18, 2002. This license expires in May 2006.

        On October 4, 2001 MTS was granted a new license for fixed local and long distance communication operations (License No. 19615) in the Amur, Ivanovo, Kirov, Nizhny Novgorod, Omsk. Perm, Sverdlovsk and Yaroslavl regions and the Udmurt republic. This license requires that the numbering capacity of the network to achieve 900 numbers as of December 31, 2004 and specifies that the operations should be commenced no later than October 4, 2002. This license expires in October 2011.

        On October 4, 2001 MTS was granted a new license for data transmission services (License No. 19596) in the Karelia republic, the Nenetsk autonomous region, St. Petersburg and the following 6 north-western regions: Arkhangelsk, Vologda, Kaliningrad, Leningrad, Murmansk, Novgorod. This license requires that the numbering capacity of network to achieve 10 and 100 numbers as of December 31, 2002 and at the end of the license period, respectively, and specifies that operations should be commenced no later than October 4, 2002. This license expires in October 2006.

        In connection with ReCom acquisition, MTS gained access to ReCom licenses for data transmission services and channels rent (License No. 14113 and No. 14024, respectively) in the Voronezh, Belgorod, Bryansk, Kursk, Lipetsk and Orel regions. The licenses expire in December 2004.

        In connection with the acquisition of MSS MTS gained access to the MSS license for fixed local telephone communication using wireless connection operations (License No. 8957) in the Omsk region. This license requires that the network numbering capacity to achieve 14,000 and 20,000 numbers at the end of the third year of operation and as of December 31, 2002, respectively, and expires in December 2007.

        In connection with the acquisition of Telecom-900 MTS gained access to license for channel rent (License No. 9476) in the Sverdlovsk region. This license requires the network numbering capacity to achieve 1,176 and 1,680 numbers at the end of the third year of operation and at the end of the license period, respectively, and expires in March 2003.

        In connection with the acquisition of Telecom-900 MTS gained access to a license for channel rent (License No. 11843) in the Novosibirsk region. This license requires that the network numbering capacity achieve 9,240 and 13,200 numbers at the end of the third year of operation and at the end of the license period, respectively, and expires in April 2004.

        In connection with the acquisition of Telecom-900 MTS gained access to a license for data transmission services (License No. 15486) in the Sverdlovsk region. This license requires that the numbering capacity achieve 1,500 and 2,500 numbers as of December 31, 2001 and at the end of the license period, respectively, and expires in July 2005.

        In connection with the acquisition of Telecom-900 MTS gained access to a license for data transmission services (License No. 17810) in the Novosibirsk region. This license requires that the numbering capacity achieve 50,000 and 150,000 numbers as of December 31, 2002 and at the end of the license period, respectively, and expires in April 2006.

        In connection with the acquisition of MSS gained access to a license for data transmission services (License No. 17152) in the Omsk region. This license permits operations from January 2001 to January 2006 provided that commencement of cellular services occurs no later than January 2002. The license requires that network numbering capacity to achieve 350 and 500 numbers at the end of the third year of operation and at the end of the license period, respectively.

        In connection with the acquisition of MSS MTS gained access to for channel rent license (License No. 17030) in the Omsk region. The license requires that the network numbering capacity to achieve 350 and 500 numbers at the end of the third year of operation and at the end of the license period, respectively, and expires in April 2006.

        In connection with the acquisition of Telecom-900 MTS gained access to for channel rent license (License No. 17765) in the Khabarovsk region. The license requires the commencement of operations no later than April 2002 and expires in April 2006.

Recorded values of licenses acquired

December 31 2001
Moscow license area (Rosico)	$227,025
North-Western region (Telecom XXI)	74,639
Five regions of Asian Russia (Telecom-900)	31,542
Seven regions of European Russia (RTC)	19,503
Six regions of European Russia (ReCom)	1,429
Other	2,379

Licenses, at gross book value	$356,517
Accumulated amortization	(79,568)

Total licenses, net	$276,949

26.  Commitments and Contingencies

Commitments

        As of December 31, 2001, MTS committed to further purchase of network property, plant and equipment in the amount of approximately $189 million.

        In 2002 MTS agreed to purchase its previously rented office building from MGTS, a related party, for the amount of approximately $2.6 million.

Negative Net Equity of Rosico

        In accordance with Russian legislation, joint-stock companies must maintain a level of equity (net assets) that is greater than the charter capital. In the event that a company's equity (net assets), as determined under Russian accounting legislation, falls below certain minimum levels, specifically below zero, such company can be forced to liquidation.

        During 2000 and 2001, Rosico reported significant losses in its financial statements compiled in accordance with Russian accounting legislation. As a result, at December 31, 2000 and 2001, Rosico reported a deficit in equity (negative net equity) in its financial statements compiled in accordance with Russian accounting legislation.

27.  Subsequent Events

Issue of Eurobonds

        On March 19, 2002 MTS Finance issued $50 million 10.95% notes at a price of 101.616%. These notes are guaranteed by MTS and mature on December 21, 2004. MTS Finance will make interest payments on the notes semi-annually in arrears on June 21 and December 21 of each year, commencing on June 21, 2002. The notes are listed on the Luxembourg Stock Exchange. Proceeds received from the notes, including the offering premium, were $50.8 million.

        On May 29, 2002 MTS Finance SA offered $300 million 10,95% guaranteed notes in exchange for all outstanding notes ($300 million). The terms of the notes offered in exchange are the same as the previous notes, except that the Exchange notes are registered under the Securities Act of 1933 and, therefore, are not bearing legends restricting their transfer.

Acquisition of Kuban GSM

        On March 29, 2002 MTS continued its expansion in other regions of Russia by acquiring 51% in Kuban-GSM for $71.4 million. The Kuban-GSM acquisition was accounted for using the purchase method of accounting. MTS will consolidate the results of Kuban-GSM' operations from April 1, 2002. The preliminary purchase price allocation has been estimated as follows:

Current assets	$11,751
Non-current assets	84,409
License costs	62,549
Current liabilities	(31,289)
Non-current liabilities	(19,827)
Deferred taxes	(15,866)
Minority interest	(20,327)

Purchase price allocation	$71,400

        Kuban-GSM has about 500,000 subscribers and operates in thirteen major cities throughout the Russian Federation, including Sochi, Krasnodar and Novorossisk. The remaining 49% of the shares in Kuban-GSM are owned by OOO "KubTelecom." Under the terms of the acquisition agreement, MTS has the right to buy and OOO "KubTelecom" has the right to sell all remaining shares of Kuban-GSM held by OOO "KubTelecom" at market price anytime from the date that is two years from the completion of MTS' purchase of the 3,600 additionally issued shares (as described below) until February 15, 2006.

        Also MTS will subscribe for an additional 3,600 ordinary shares of Kuban-GSM through a closed subscription approved by an Extraordinary General Meeting of shareholders of Kuban-GSM on February 15, 2002, at a price of $14,000 per share. If MTS were to subscribe for these additional 3,600 shares, its stake in Kuban-GSM would increase to approximately 64%. At October 2 MTS subsribed for the first tranche of the of the subscription of 2,208 shares for $31.9 million payable over 7 months, increasing its ownership percentage to 60%.

Acquisition of BM-Telecom

        In May 2002, MTS acquired BM-Telecom Ltd., the leading GSM mobile telecommunications services provider in the Bashkortostan Republic, for $41 million. BM-Telecom Ltd. had 69,800 subscribers as of December 31, 2001, and over 100,000 subscribers by mid-May 2002. Its network covers a territory in which over 70% of the republic's population resides, including the republic's capital city of Ufa. As of May 2002, the republic had an overall cellular penetration rate of 3.4%, and BM-Telecom's market share in the republic was 75%.

Developments regarding the Belarus joint venture

        As the result of additional negotiations, and a change in the Belarus government's attitude, as of June 26, 2002, the joint venture received all of the governmental approvals and licenses required to commence operations in Belarus. MTS expects to commence funding of the joint venture in accordance with the original agreement. MTS plans to pay $6 million in annual installments of $1.2 million from 2003 through 2007, as provided by the tender conditions.

Dontelecom acquisition

        On September 30, 2002 the Company acquired 66.66% of CJSC Dontelecom, for $15.0 million. On October 31, 2002 the Company completed the acquisition of the remaining 33.33% stake in CJSC Dontelecom for $7.5 million. Dontelecom is a GSM operator in the Rostov region, with a population of approximately 4.4 million.

UMC acquisition

        On November 5, 2002 the Company signed several agreements to acquire, contingent on certain conditions, including obtaining all necessary governmental approvals, a 57.7% interest in Ukrainian Mobile Communications ("UMC") for $194.2 million. In addition, the Company has entered into a put and call option to acquire an additional 16.3%. The put option is exercisable from August 5, 2003 to November 5, 2004 and the call option is exercisable from May 5, 2003 to November 5, 2004 and is subject to a minimum price of $55 million. MTS has an additional option agreement to purchase the remaining 26% stake, exercisable from February 5, 2003 to November 5, 2005 at an exercise price of $87.6 million. UMC is a leading mobile operator in Ukraine offering services to 1.5 million subscribers. It operates under Ukraine wide GSM-900/1800 and NMT 450 licenses. The Company has not completed the purchase price allocation with respect to this acquisition.

Acquisition of additional interest in Telecom-900

        In November 2002, the Company acquired the remaining 19% of Telecom-900 from Sistema for $6.9 million in cash. Telecom-900 is the holding company for three large regional mobile phone operators, Siberia Cellular Systems 900 CJSC (SCS 900), Uraltel CJSC, and Far East Cellular Systems 900 CJSC (FECS 900).

28.  Restatement

        Subsequent to the issuance of the Company's consolidated 2001 financial statements, management determined that certain amounts related to the allocation of purchase prices relating to the 2001 acquisitions of Telecom XXI, ReCom and Telecom-900 were recorded in error. The error primarily related to an overstatement of the fair value of licenses which resulted in an incorrect allocation of pro-rata excess fair value over cost of assets acquired to other non-current assets. This resulted in an understatement of property, plant and equipment together with the overstatement of licenses, as well as, the related impact on depreciation and amortization expense for the year ended December 31, 2001.

        Additionally, the Company has reclassified an impairment charge related to its investment in Belarus from other expenses to inclusion in the determination of operating income to conform to US GAAP presentation requirements. As a result, the accompanying 2001 consolidated financial statements have been restated from the amounts previously reported.

        Significant effects of this restatement were as follows (in thousands except per share amounts):

	As previously reported	Adjustments	As restated
At December 31, 2001:
Property plant and equipment, net	841,308	14,748	856,056
Licenses, net	297,490	(20,541)	276,949
Other intangible assets, net	83,507	738	84,245
Total assets	1,732,547	(5,055)	1,727,492
Deferred taxes	72,192	(4,687)	67,505
Minority interest	12,999	1,445	14,444
Retained earnings	462,628	(1,537)	461,091
Total liabilities and shareholder's equity	1,732,547	(5,055)	1,727,492
For the year ended December 31, 2001:
Depreciation and Amortization	133,143	175	133,318
Net operating income	334,284	(10,175)	324,109
Total other expense (income), net	5,223	(10,000)	(4,777)
Income before provision for income taxes and minority interest	327,190	(568)	326,622
Provision for Income Taxes	97,414	47	97,461
Minority Interest	6,614	922	7,536
Net income	207,366	(1,537)	205,829
Earnings per share—net income (basic and diluted)	0.105	(0.001)	0.104

MOBILE TELESYSTEMS

CONDENSED CONSOLIDATED BALANCE SHEETS

At December 31, 2001 and September 30, 2002
(Unaudited)
(Amounts in thousands of U.S. dollars, except share amounts)

	December 31 2001	September 30 2002
CURRENT ASSETS:
Cash and cash equivalents	$219,629	$107,625
Short-term investments	85,304	—
Trade receivables, net	24,258	46,697
Accounts receivable, related parties (Note 10)	2,377	7,858
Inventory, net	26,184	43,240
Prepaid expenses	22,712	30,706
VAT receivable	82,216	149,369
Deferred tax asset	12,040	16,306
Other current assets	8,374	10,347

Total current assets	483,094	412,148

PROPERTY, PLANT AND EQUIPMENT, net of accumulated depreciation of $168,989 and $256,179, respectively (Note 6)	856,056	1,241,530
OTHER INTANGIBLE ASSETS, net of accumulated amortization of $52,953 and $70,728, respectively	84,778	107,589
LICENSES, net of accumulated amortization of $100,429 and $138,212, respectively (Notes 5 and 11)	298,827	390,494
DEBT ISSUANCE COSTS, net of accumulated amortization of $1,210 and $2,516, respectively (Note 8)	3,997	3,338
INVESTMENTS IN AND ADVANCES TO AFFILIATES	740	22,212

Total assets	$1,727,492	$2,177,311

The accompanying notes to financial statements are an integral part of these statements

MOBILE TELESYSTEMS

CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

At December 31, 2001 and September 30, 2002
(Unaudited)
(Amounts in thousands of U.S. dollars, except share amount)

	December 31 2001	September 30 2002
CURRENT LIABILITIES:
Accounts payable, related parties (Note 10)	$6,142	$8,027
Trade accounts payable	106,068	105,147
Deferred connection fees (Note 7)	21,419	22,082
Subscriber prepayments and deposits	63,741	100,889
Debt, current portion (Note 8)	18,245	32,801
Promissory notes payable, current portion	580	—
Capital lease obligation, current portion (Notes 9 and 10)	14,401	16,073
Income tax payable	23,078	21,250
Accrued liabilities	51,626	75,570
Other payables	3,357	6,492

Total current liabilities	308,657	388,331
LONG-TERM LIABILITIES:
Notes payable, net of discount (Note 8)	248,976	308,584
Debt, net of current portion (Note 8)	30,150	71,276
Capital lease obligation, net of current portion (Notes 9 and 10)	7,696	9,487
Promissory notes payable, net of current portion	5,792	—
Deferred connection fees, net of current portion (Note 7)	25,993	21,753
Deferred taxes	67,505	100,358

Total long-term liabilities	386,112	511,458

Total liabilities	694,769	899,789

MINORITY INTEREST	14,444	62,517
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS' EQUITY:
Common stock: (2,096,975,792 shares with a par value of 0.1 rubles authorized and 1,993,326,138 shares issued as of December 31, 2001 and September 30, 2002, 345,244,080 of which are in the form of ADS (Note 1))	50,558	50,558
Treasury stock (9,966,631 common shares at cost)	(10,206)	(10,206)
Additional paid-in capital	555,794	557,205
Shareholder receivable	(38,958)	(35,587)
Retained earnings	461,091	653,035

Total shareholders' equity	1,018,279	1,215,005

Total liabilities and shareholders' equity	$1,727,492	$2,177,311

The accompanying notes to financial statements are an integral part of these statements

MOBILE TELESYSTEMS

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

For the Three Months Ended September 30, 2001 and 2002, and
for the Nine Months Ended September 30, 2001 and 2002
(Unaudited)
(Amounts in thousands of U.S. dollars, except share and per share amounts)

	Three months ended September 30		Nine months ended September 30
	2001	2002	2001	2002
NET REVENUES:
Service revenues	$246,055	$368,800	$592,024	$891,186
Connection fees	5,911	6,492	15,026	18,720
Equipment sales	10,597	13,256	27,706	42,544

	262,563	388,548	634,756	952,450

COST OF SERVICES AND PRODUCTS (including related party amounts of $1,881, $8,873, $4,187, $23,686, respectively):
Interconnection and line rental	25,506	36,597	57,370	91,678
Roaming expenses	23,453	23,833	50,566	52,546
Cost of equipment	9,221	22,327	26,314	60,446

	58,180	82,757	134,250	204,670

OPERATING EXPENSES (including related party amounts of $2,342, $3,216, $8,379 and $6,948, respectively):	32,868	55,296	87,988	146,968
SALES AND MARKETING EXPENSES (including related party amounts of $2,613, $3,216, $7,116 and $6,944, respectively):	29,559	44,629	80,580	109,424
DEPRECIATION AND AMORTIZATION	34,982	60,072	93,547	150,750

Net operating income	106,974	145,794	238,391	340,638

CURRENCY EXCHANGE AND TRANSLATION LOSSES	586	1,757	1,181	2,447
OTHER EXPENSES (INCOME)
Interest income (including related party amounts of $208, $1,206, $2,214, and $4,296, respectively):	(2,906)	(1,292)	(10,466)	(6,789)
Interest expenses, net of amounts capitalized	3,569	10,635	5,959	31,322
Other expenses	1,101	13	3,238	2,734

Total other (income)/expenses, net	1,764	9,356	(1,269)	27,267

Income before provision for income taxes and minority interest	104,624	134,681	238,479	310,924
PROVISION FOR INCOME TAXES	24,529	40,146	74,619	94,100
MINORITY INTEREST	1,726	10,192	1,329	24,880

NET INCOME before cumulative effect of a change in accounting principle	78,369	84,343	162,531	191,944
Cumulative effect of a change in accounting principle (Note 4)	—	—	(17,909)	—

NET INCOME	$78,369	$84,343	$144,622	$191,944

Weighted average number of shares outstanding	1,993,326,138	1,983,399,507	1,993,326,138	1,983,399,507
Earnings per share (basic and diluted):
Net income before cumulative effect of a change in accounting principle	0.039	0.043	0.082	0.097
Cumulative effect of a change in accounting principle	—	—	(0.009)	—
Net income	0.039	0.043	0.073	0.097

The accompanying notes to financial statements are an integral part of these statements

MOBILE TELESYSTEMS

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

For the Nine Months Ended September 30, 2002
(Unaudited)
(Amounts in thousands of U.S. dollars, except share amounts)

	Common Stock		Treasury Stock
					Additional Paid-in Capital	Shareholder Receivable	Retained Earnings
	Shares	Amount	Shares	Amount				Total
BALANCES, December 31, 2001	1,993,326,138	$50,558	(9,966,631)	$(10,206)	$555,794	$(38,958)	$461,091	$1,018,279

Receivable from Sistema:
Increases for interest					1,411	(1,411)		—
Payments from Sistema						4,782		4,782
Net income							191,944	191,944

BALANCES, September 30, 2002	1,993,326,138	$50,558	(9,966,631)	$(10,206)	$557,205	$(35,587)	$653,035	$1,215,005

The accompanying notes to financial statements are an integral part of these statements

MOBILE TELESYSTEMS

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Nine Months Ended September 30, 2001 and 2002
(Unaudited)
(Amounts in thousands of U.S. dollars)

	Nine months ended September 30
	2001	2002
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$144,622	$191,944
Adjustments to reconcile net income to net cash provided by operating activities:
Minority interest	1,329	24,880
Depreciation and amortization	93,547	150,750
Amortization of deferred connection fees	(15,026)	(18,095)
Cumulative effect of a change in accounting principle	17,909	—
Provision for obsolete inventory	2,087	1,572
Provision for doubtful accounts	2,565	4,535
Loan interest accrued	5,509	31,322
Loan interest paid	(3,472)	(21,600)
Deferred taxes	(42,348)	(11,212)
Changes in operating assets and liabilities, net of effect from acquisitions:
Increase in trade receivables	(10,725)	(24,325)
Decrease/(Increase) in accounts receivable, related parties	1,537	(4,260)
Decrease/(Increase) in inventory	2,600	(16,050)
Increase in prepaid expenses	(1,025)	(6,841)
Increase in VAT receivable	(28,081)	(59,491)
Decrease/(Increase) in other current assets	3,891	(1,400)
Increase/(Decrease) in trade accounts payable	9,918	(38,840)
(Decrease)/Increase in accounts payable, related parties	(282)	3,062
Increase/(Decrease) in income tax payable	28,237	(1,477)
Increase in subscriber deposits and deferred income	35,947	30,900
Increase in accrued liabilities and other payables	11,256	24,434

Net cash provided by operating activities	259,995	259,808

The accompanying notes to financial statements are an integral part of these statements

	Nine months ended September 30
	2001	2002
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(268,590)	(351,925)
Purchase of intangible assets	(26,979)	(28,872)
Sales of short-term investments	50,000	85,304
Investments in and advances to affiliates	(163)	(22,166)
Purchase of BM Telecom, net of cash acquired	—	(43,874)
Purchase of Mobicom Barnaul, net of cash acquired	—	(2,397)
Purchase of MTS-P, net of cash acquired	—	(80)
Purchase of Dontelecom, net of cash acquired	—	(12,716)
Purchase of Kuban-GSM, net of cash acquired	—	(71,807)
Purchase of 30% interest in MSS	(311)	—
Purchase of Telecom XXI, net of cash acquired	(49,680)	—
Purchase of ReCom, net of cash acquired	(199)	—
Purchase of Telecom-900, net of cash acquired	(25,666)	—

Net cash used in investing activities	(321,588)	(448,533)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from notes issue	—	50,808
Notes issuance cost		(649)
Capital lease obligation principal paid	(2,357)	(3,524)
Proceeds from short-term debt	1,701	31,130
Loan principal paid	(8,649)	(5,298)
Payments from AFK Sistema	12,655	4,781

Net cash provided by financing activities	3,350	77,248

Effect of exchange rate changes on cash and cash equivalents	(391)	(527)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(58,634)	(112,004)

CASH AND CASH EQUIVALENTS, at beginning of period	75,828	219,629

CASH AND CASH EQUIVALENTS, at end of period	$17,194	$107,625

SUPPLEMENTAL INFORMATION:
Income tax paid	$88,350	$102,419

The accompanying notes to financial statements are an integral part of these statements

MOBILE TELESYSTEMS

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the Nine Months Ended September 30, 2001 and 2002
(Unaudited)
(Amounts in thousands of U.S. dollars, except share and per share amounts)

1.    General

Business of the Company

        MTS was created in October 1993 to design, construct and operate a cellular telecommunications network in Moscow and the Moscow region. Over the recent years the Company has expanded in 48 other regions of Russia.

        MTS was originally registered on October 28, 1993 as a closed joint-stock company, and began commercial operations in the middle of 1994.

        In November 1993, MTS was granted a 900 MHz or GSM-900 cellular license for operation in Moscow and the Moscow region. The license gave MTS the exclusive right to operate on the GSM-900 standard for 10 years from the commencement of operations. In June 1998, MTS was granted a new license, which gave MTS the right to operate on the GSM standard up to December 2004, however exclusive operating rights were no longer guaranteed.

        In 1997, MTS was granted GSM-900 cellular licenses for operations in the Tver region as well as the Kostroma region and the Komi Republic (see Note 11 Operating Licenses).

        In 1998, MTS acquired controlling stakes in Rosico (80%) and RTC (100%), both Russian joint-stock companies, which hold licenses to operate, respectively, GSM-1800 and GSM-900 cellular networks in Moscow, certain areas in Central and Northern Russia, the Urals and Western Siberia and GSM-900 cellular networks in certain regions in Central Russia. During 2000, MTS purchased the remaining 20% of Rosico stock.

        In 1998 MTS acquired 49.9% of ReCom, a Russian joint-stock company. In April 2001, MTS acquired an additional 4% of the outstanding common stock of ReCom from a third party increasing its share in ReCom to 53.9%. ReCom holds GSM-900 licenses for operations in Voronezh, Belgorod, Bryansk, Kursk, Lipetsk, and Orel regions of Russia.

        In 1999, MTS acquired 51% of Udmurt Digital Network (UDN-900), a Russian closed joint-stock company, which is licensed to operate a GSM-900 cellular network in the Udmurt region, and 100% of Amur Cellular Communications (ACC), a Russian closed joint-stock company, which is licensed to operate a GSM-900 cellular network in the Amursk region.

        In March 2000, MTS acquired a 51% interest in Mobilnye Sistemy Svyazi OJSC, or MSS, a Russian open joint-stock company. In 2001, MTS purchased an additional 32.5% of MSS stock for approximately $327, increasing its share in MSS up to 83.5% as of December 31, 2001. MSS has License No. 5544 to operate a GSM-900 network in the Omsk region of Russia.

        In May 2001, MTS acquired 100% of the outstanding common stock of Telecom XXI, a Russian closed joint-stock company, for $49,742. Telecom XXI holds GSM-900/1800 licenses for operations in St. Petersburg and in the following nine Northwestern regions of Russia: Karelia Republic, Nenetsky autonomous district, Leningrad, Arkhangelsk, Vologda, Kaliningrad, Murmansk, Novgorod and Pskov regions.

        In August 2001, MTS acquired 81% of the outstanding common stock of Telecom-900, a Russian closed joint-stock company, for $26,812. Telecom-900 is a company holding controlling interests in three

Russian regional companies, namely Uraltel (Ekaterinburg) (53.175%), SCS—900 (Novosibirsk) (51%) and FECS—900 (Khabarovsk) (60%) ("the Telecom-900 Group"), which hold GSM licenses for operation in Altay republic, Ekaterinburg, Sverdlovsk, Novosibirsk and Khabarovsk regions of Russia.

        In September 2001, MTS won a tender initiated by the Telecommunication Ministry of the Republic of Belarus to form a joint venture which will have a GSM-900/1800 license to operate in Belarus. During the second quarter of 2002, MTS has launched commercial operations in Belarus. MTS owns 49% of the joint venture, and accordingly the accompanying condensed consolidated financial statements do not include the accounts of the Belarus joint venture.

        On October 22, 2001 MTS acquired 51% of the outstanding common stock of Novitel, a Russian closed joint-stock company, for the total amount of $1,426. Novitel is a dealer of mobile phones and accessories in Moscow.

        On March 29, 2002 MTS acquired 51% of the outstanding common stock of Krasnodar-based CJSC Kuban-GSM for $71.4 million. Kuban-GSM is licensed to operate a GSM-900 cellular network in Krasnodarsky krai and Adygeya region. At the date of acquisition Kuban-GSM had approximately 500,000 subscribers. Kuban-GSM operates in thirteen major cities throughout the Russian Federation, including Sochi, Krasnodar and Novorossisk.

        On May 13, 2002 MTS completed acquisition of 100% of the outstanding common stock of Ufa-based BM Telecom Ltd. for $41 million. BM Telecom had approximately 100,000 subscribers at the date of acquisition; it holds GSM-900/1800 license to operate in Bashkortorstan Republic of Russia.

        On July 1, 2002 MTS completed acquisition of 100% of the outstanding common stock of Mobicom-Barnaul for $2.4 million. Mobicom-Barnaul holds GSM-900/1800 license to operate in Altay region.

        On September 26, 2002 MTS completed acquisition of 66,66% of the outstanding common stock of Dontelecom for $15 million. Dontelecom had approximately 39,000 subscribers at the date of acquisition; it holds GSM-900/1800 license to operate in the Rostov region.

Reorganization

        In March 2000, closed joint-stock company Mobile TeleSystems was merged with RTC, MTS' wholly owned subsidiary, to create the open joint-stock company Mobile TeleSystems. This corporate merger has been accounted for at historical cost in a manner similar to that in pooling of interest accounting because the merged companies were entities under common control.

Initial Public Offering

        In July 2000, the Company issued additional shares in an initial public offering on the New York Stock Exchange. The Company's shares are traded in the form of American Depositary Shares (ADS). Each ADS represents 20 shares of common stock of the Company. The Company issued a total of 17,262,204 ADS, representing 345,244,080 common shares in the offering. Proceeds from the offering, net of underwriting discount, were $349 million.

Issuance of Notes

        On December 21, 2001, MTS Finance, a 100% beneficially owned subsidiary of MTS registered under the laws of Luxembourg, issued $250 million 10.95% notes at the price of 99.254%. Proceeds received from these notes, net of offering discount, were $248 million. Related debt issuance costs in the amount of $3,856 were capitalized. On March 20, 2002 MTS Finance issued additional $50 million 10.95% notes at a price of 101.616%. Proceeds received from these notes, including the offering premium, were $50.8 million. Related debt issuance costs in the amount of $649 were capitalized. All these notes are guaranteed by MTS and mature on December 21, 2004. MTS Finance makes interest payments on the notes semi-annually in arrears on June 21 and December 21 of each year, commencing on June 21, 2002. The notes are listed on the Luxembourg Stock Exchange.

Ownership

        As of December 31, 2001 and September 30, 2002, MTS' shareholders of record and their respective percentage direct interests were as follows:

	December 31 2001	September 30 2002
Joint Stock Financial Corporation "Sistema" ("Sistema")	34.8%	34.8%
DeTeMobil GmbH ("DeTeMobil")	36.2%	36.2%
Vast, Limited Liability Company ("Vast")	3.0%	3.0%
Invest-Svyaz-Holding, Closed Joint-Stock Company	8.0%	8.0%
ADS Holders	18.0%	18.0%

	100.0%	100.0%

2.    Russian Environment

General

        Over the past decade Russia has undergone substantial political, economic and social changes. As an emerging market, Russia does not possess a fully developed business and regulatory infrastructure that would generally exist in a more mature market economy. The current Government is attempting to address these issues; however, it has not yet fully implemented the reforms necessary to create banking, judicial and regulatory systems that usually exist in more developed markets. As a result, and as reflected in the Government's debt default and Ruble devaluation in 1998, operations in Russia involve risks that are not typically associated with those in developed markets. Such risks persist in the current environment with results that include but are not limited to, a currency that is not freely convertible outside of the country, various currency controls, low liquidity levels for debt and equity markets, and continuing inflation.

Currency Exchange and Control

        Foreign currencies, in particular the U.S. Dollar, play a significant role in the underlying economics of many business transactions in Russia. Following the 1998 economic crisis, the ruble's value fell significantly against the U.S. dollar, falling from a pre-crisis rate of approximately 6 rubles to 1 U.S. dollar, to 27 rubles to 1 U.S. dollar by the end of 1999. As of December 31, 2001 and September 30, 2002, the exchange rate was 30.14 and 31.64 rubles to 1 U.S. dollar, respectively.

        The Central Bank of Russia has established strict currency control regulations designed to promote the commercial utilization of the ruble. Such regulations place restrictions on the conversion of rubles into foreign currencies and establish requirements for conversion of foreign currency sales to rubles.

        MTS' principal currency exchange rate risk arises from the fact that the majority of cash outflows as well as debt and accounts payable balances are either denominated in or tightly linked to the U.S. dollar. As a result, devaluation of the ruble against the U.S. dollar can adversely affect the Company by increasing its costs in ruble terms. In order to manage against this risk, the Company links its tariffs, which are payable in rubles, to the U.S. dollar. The effectiveness of this risk management policy is limited, however, as the Company cannot always increase its tariffs in line with ruble devaluation due to competitive pressures, leading to a loss of revenue in U.S. dollar terms. The devaluation of the ruble also results in losses in the value of ruble-denominated assets, such as ruble deposits. Continued devaluation of the ruble against the U.S. dollar may have a significant negative effect on the Company's financial position and results of its operations.

Inflation

        The Russian economy has been characterized by relatively high rates of inflation. Inflation for the year ended December 31, 2001 and for the nine months ended September 30, 2002 was 18.6% and 10.3%, respectively.

        The Company's principal inflation rate risk arises in connection with probable decrease of sales resulting from decrease of customers' demand, as the Company's services may become expensive and exclusive. As substantially all of the Company' costs are denominated in U.S. dollars or are tightly linked to the U.S. dollar, when the rate of inflation exceeds the rate of devaluation of the ruble against the U.S. dollar, as was the case for years prior to 1998 and in 1999, the Company can experience inflation-driven increases in dollar terms of certain of its costs. These include salaries and rents, which are sensitive to rises in the general price level in Russia. In this situation, due to competitive pressures, the Company may not be able to raise its tariffs sufficiently to preserve operating margins. Accordingly, high rates of inflation relative to the rate of devaluation could increase the Company's costs and decrease the Company's operating margins.

        Management is unable to estimate what developments may occur or the resulting effect of any such developments on MTS' financial condition or future results of operations. MTS will continue to be affected, for the foreseeable future, by the country's unstable economy. The financial statements do not include any adjustment that may result from these uncertainties.

Taxation

        Russia currently has a number of laws related to various taxes imposed by both federal and regional governmental authorities. Applicable taxes include value added tax, corporate income tax (profits tax), a number of turnover-based taxes, and payroll (social) taxes, together with others. Laws related to these taxes have not been in force for significant periods, in contrast to more developed market economies; therefore, the government's implementation of these regulations is often inconsistent or nonexistent. Accordingly, few precedents with regard to tax rulings have been established. Tax declarations, together with other legal compliance areas (as examples, customs and currency control matters), are subject to review and investigation by a number of authorities, who are enabled by law to impose extremely severe fines, penalties and interest charges. These facts create tax risks in Russia substantially more significant than typically found in countries with more developed tax systems.

        In recent years, the Russian government has initiated revisions of the Russian tax system. Effective January 1, 1999, the first part of the Tax Code was enacted. Effective January 1, 2001, the second part of the Tax Code was enacted. The new tax system is generally intended to reduce the number of taxes and, thus, the overall tax burden on businesses, and to simplify the tax laws.

        Generally, tax declarations remain open and subject to inspection for a period of three years following the tax year. While most of MTS' tax declarations have been inspected without significant penalties, these inspections do not eliminate the possibility of re-inspection. Accordingly, as of September 30, 2002, substantially all of the tax declarations of MTS for the preceding three years are open to further review.

        Management believes that it has adequately provided for tax liabilities in the accompanying condensed consolidated financial statements; however, the risk remains that relevant authorities could take differing positions with regard to interpretive issues and the effect could be significant.

3.    Summary of Significant Accounting Policies

Accounting Principles

        MTS maintains its accounting books and records in Russian rubles based on Russian accounting regulations. The accompanying condensed consolidated financial statements have been prepared in order to present MTS' financial position and its results of operations and cash flows in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) and expressed in terms of U.S. dollars.

Basis of Presentation

        The accompanying condensed consolidated financial statements include the accounts of MTS and its subsidiaries in which MTS has a direct controlling interest, and have been prepared in accordance with generally accepted accounting principles for interim financial information. All significant intercompany balances and transactions have been eliminated. In the opinion of management, these financial statements contain all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of the interim periods. Certain information and related footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted, although the Company believes the disclosures in these financial statements are adequate to make the information presented not misleading. The results of operations for the interim periods shown are not necessarily indicative of the results for any future interim period or for the entire fiscal year.

        As of December 31, 2001 and September 30, 2002 MTS has investments in the following legal entities:

	Accounting Method	December 31 2001	September 30 2002
Rosico	Consolidated	100.0%	100.0%
ReCom	Consolidated	53.9%	53.9%
MTS-Komi Republic (MTS-RK)	Equity	26.0%	26.0%
MTS-Kostroma	Equity	26.0%	26.0%
MTS-Tver (MTS-T)	Equity	26.0%	26.0%
UDN-900	Consolidated	51.0%	51.0%
ACC	Consolidated	100.0%	100.0%
MSS	Consolidated	83.5%	83.5%
MTS-NN	Consolidated	65.0%	65.0%
Telecom XXI	Consolidated	100.0%	100.0%
Telecom-900	Consolidated	81.0%	81.0%
Novitel	Consolidated	51.0%	51.0%
MTS Finance(1)	Consolidated	100.0%	100.0%
MTS (Minsk)	Equity	—	49.0%
Kuban-GSM	Consolidated	—	51.0%
BM-Telecom	Consolidated	—	100.0%
Mobicom-Barnaul	Consolidated	—	100.0%
Dontelecom	Consolidated	—	66.6%

(1)
Represents beneficial ownership.

        In 2001 and 2002, minority interest reflects minority shareholders' interests in ReCom, Telecom-900, UDN-900, Novitel, Kuban-GSM and Dontelecom.

Comparative information

        Certain prior year amounts and disclosures have been reclassified to conform to the September 30, 2002 presentation.

Earnings per share

        Earnings per share have been determined using the weighted average number of shares outstanding during the respective period. Basic and diluted earnings per share are equivalent as all potentially dilutive securities have an exercise price in excess of the average stock price during the period. There are 1,856,692 stock options outstanding as of September 30, 2002.

Recently Adopted Accounting Pronouncements

        In July 2001, FASB issued SFAS No. 141, Business Combinations and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires the use of the purchase method of accounting for all business combinations initiated after June 30, 2001. SFAS No. 141 requires intangible assets to be recognized if they arise from contractual or legal rights or are "separable", i.e., it is feasible that they may be sold, transferred, licensed, rented, exchanged or pledged. As a result, it is likely that more intangible assets will be recognized under SFAS No. 141 than its predecessor, Accounting Principles Board Opinion (APB Opinion) No.16.

        Under SFAS No. 142, goodwill will no longer be amortized on a straight-line basis over its estimated useful life, but will be tested for impairment on an annual basis and whenever indicators of impairment arise. The goodwill impairment test, which is based on fair value, is to be performed on a reporting unit level. A reporting unit is defined as a SFAS No. 131 operating segment or one level lower. Goodwill will no longer be allocated to other long-lived assets for impairment testing under SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of. Additionally, goodwill on equity method investments will no longer be amortized; however, it will continue to be tested for impairment in accordance with Accounting Principles Board Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock. Under SFAS No. 142 intangible assets with indefinite lives will not be amortized. Instead they will be carried at the lower cost or market value and tested for impairment at least annually. All other recognized intangible assets will continue to be amortized over their estimated useful lives.

        Additionally, goodwill on equity method investments will no longer be amortized; however, it will continue to be tested for impairment in accordance with APB Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock. Under SFAS No. 142 intangible assets with indefinite lives will not be amortized. Instead they will be carried at the lower of cost or market value and tested for impairment at least annually. All other recognized intangible assets will continue to be amortized over their estimated useful lives. Amortization expenses for the three and nine months ended September 30 amounted to $16 million and $37 million (2001) and $23 million and $61 million (2002), respectively. Based only on the licenses and intangible assets existing at September 30, 2002, we estimate the amortization expenses to be $109 million, $104 million, $97 million, $84 million and $73 million for the twelve month periods ending September 30, 2003, 2004, 2005, 2006 and 2007, respectively.

        Upon adoption of SFAS No. 142 on January 1, 2002, the Company reclassified the carrying value of goodwill of $22 million to licenses. As a result of the useful lives of goodwill and licenses being consistent, the adoption of SFAS No. 142 did not have a significant effect on the results of the Company's operations or its financial position.

        In October 2001, FASB issued SFAS No.144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 establishes a single accounting model for long-lived assets to be disposed of by sale consistent with the fundamental provisions of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of. Whilst it supersedes APB Opinion No. 30, Reporting the Results of operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, it retains the presentation of discontinued operations but broadens that presentation to include a component of an entity (rather than a segment of a business). However, discontinued operations are no longer recorded at net realizable value and future operating losses are no longer recognized before they occur. Under SFAS No. 144 there is no longer a requirement to allocate goodwill to long-lived assets to be tested for impairment. It also establishes a probability weighted cash flow estimation approach to deal with situations in which there is a range of cash flows that may be generated by the asset being tested for impairment. SFAS No. 144 also establishes criteria for determining when an asset should be treated as held for sale.

        MTS adopted SFAS No. 144 as of January 1, 2002, its adoption has not had a material effect on MTS' interim condensed consolidated balance sheet or its results of operations.

New Accounting Pronouncements

        In August 2001, FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. An entity shall measure changes in the liability for an asset retirement obligation due to passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period. The interest rate used to measure that change shall be the credit-adjusted risk-free rate that existed when the liability was initially measured. That amount shall be recognized as an increase in the carrying amount of the liability and as an expense classified as an operating item in the statement of operations. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. The Company does not anticipate that adoption of SFAS No. 143 will have a material impact on its results of operations or its financial position.

        In April 2002, FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. This Statement rescinds FASB Statement No. 4, Reporting Gains and Losses from Extinguishments of Debt, and an amendment of that Statement, Statement No. 64, Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements. This Statement also rescinds Statement No. 44, Accounting for Intangible Assets of Motor Carriers. This Statement amends Statement No. 13, Accounting for Leases, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions.

        The provisions of this Statement related to the rescission of Statement 4 applied in fiscal years beginning after May 15, 2002. The provisions of this Statement related to Statement No. 13 are effective for transactions occurring after May 15, 2002, with early application encouraged. All other provisions of this Statement shall be effective for financial statements issued on or after May 15, 2002, with early application encouraged. The Company does not anticipate that adoption of SFAS No. 145 will have a material impact on its results of operations or its financial position.

        In June 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities," which addresses financial accounting and reporting for costs associated with exit or disposal activities and supersedes Emerging Issues Task Force (EITF) Issue 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under Issue 94-3, a liability for an exit cost as defined in EITF 94-3 was recognized at the date of an entity's commitment to an exit plan. SFAS 146 also establishes that the liability should initially be measured and recorded at fair value. The Company will adopt the provisions of SFAS 146 for exit or disposal activities that are initiated after December 31, 2002.

        In December 2002, FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of FASB Statement No. 123". SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation" to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Amendments to transition provisions and annual financial statements disclosure requirements of SFAS No. 123 are effective for the annual financial statements as of and for the year ended December 31, 2002. Amendments to interim period disclosure requirements are effective for the interim periods beginning after December 15, 2002. The Company does not expect the adoption of SFAS No. 148 to have a material impact on its financial positions or results of operations.

        In November 2002, FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires that the guarantor recognize, at the inception of certain guarantees, a liability for the fair value of the obligation undertaken in issuing such guarantee. FIN 45 also requires additional disclosure requirements about the guarantor's obligations under certain guarantees that it has issued. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002 and the disclosure requirements are effective for financial statement periods ending after December 15, 2002. The Company does not expect the adoption of FIN 45 will have a material impact on its financial position or results of operations.

4.    Accounting Change

        Effective 2001, the Company changed its accounting principle regarding recognition of subscriber acquisition costs. Subscriber acquisition costs represent the direct costs paid for each new subscriber enrolled through MTS' independent dealers. Prior to 2001, these costs were capitalized to the extent of any revenues that have been deferred from the acquisition of a subscriber, such as connection fees charged to a subscriber to initiate call service, and amortized as a component of sales and marketing expense on a straight-line basis over the estimated average subscriber life. MTS now expenses subscriber acquisition costs as incurred. This change of accounting principle was made to facilitate the comparison of MTS' results with other telecommunication companies.

        As a cumulative effect of this change, the remaining balance of capitalized subscriber acquisition cost as of December 31, 2000 in the amount of $17,909 (net of $9,644 in taxes) was expensed and included in the accompanying statement of operations for the nine months ended September 30, 2001.

        The pro forma net income and the pro forma earnings per share, basic and diluted, for the nine months ended September 30, 2001 adjusted for the effect of the retroactive application of the new accounting method for recognition of subscriber acquisition costs are $162,531 and $0.082, respectively.

5.    Businesses Acquired

Kuban-GSM Acquisition

        On March 29, 2002 MTS continued its expansion in other regions of Russia by acquiring 51% in Kuban-GSM for $71.4 million. The Kuban-GSM acquisition was accounted for using the purchase method of accounting. MTS has consolidated the results of Kuban-GSM' operations from April 1, 2002. The purchase price allocation has been estimated as follows:

Current assets	$11,751
Non-current assets	84,409
License costs	62,549
Current liabilities	(31,289)
Non-current liabilities	(19,827)
Deferred taxes	(15,866)
Minority interest	(20,327)

Purchase price	$71,400

        At the date of acquisition Kuban-GSM had approximately 500,000 subscribers; it operates in thirteen major cities throughout the Russian Federation, including Sochi, Krasnodar and Novorossisk. The remaining 49% of the shares in Kuban-GSM are owned by OOO "KubTelecom". Under the terms of the acquisition agreement, MTS has the right to buy and OOO "KubTelecom" has the right to sell all remaining shares of Kuban-GSM held by OOO "KubTelecom" at market price anytime until February 15, 2006.

        Also MTS will subscribe for an additional 3,600 ordinary shares of Kuban-GSM through a closed subscription approved by an Extraordinary General Meeting of shareholders of Kuban-GSM on

February 15, 2002, at a price of $14,000 per share. If MTS were to subscribe for these additional 3,600 shares, its stake in Kuban-GSM would increase to approximately 64%. At October 2, 2002 MTS subscribed for the first tranche of the of the subscription of 2,208 shares for $31.9 million payable over 7 months, increasing its ownership percentage to 60%.

        License costs related to the acquisition of Kuban-GSM are amortized over the remaining term of the license of approximately 5 years.

BM Telecom acquisition

        On May 13, 2002 MTS completed its acquisition of 100% of the outstanding common stock of Ufa-based BM Telecom Ltd. for $41 million. At the date of acquisition BM Telecom had about 100,000 subscribers; it holds GSM-900/1800 license to operate in Bashkortorstan Republic of Russia. This license provides for payments to be made to finance telecommunication infrastructure improvements in the total amount of $12,315. This acquisition was accounted for by the purchase method in the second quarter of 2002. MTS will consolidate the results of BM-Telecom operations from May 13, 2002. The purchase price allocation has been estimated as follows:

Current assets	$3,312
Non-current assets	13,042
License costs	48,932
Customer base	1,694
Current liabilities	(3,603)
Non-current liabilities	(10,227)
Deferred taxes	(12,150)

Purchase price	$41,000

        License costs associated with the acquisition of BM Telecom are amortized over the remaining term of the license of approximately 5 years.

Mobicom-Barnaul

        On July 1, 2002 MTS completed its acquisition of 100% of the outstanding common stock of Mobicom-Barnaul for $2.4 million. Mobicom-Barnaul had no subscribers at acquisition; it holds

GSM-900/1800 license to operate in the Altay region. The purchase price allocation has been estimated as follows:

Current assets	$299
Non-current assets	400
License costs	3,230
Current liabilities	(105)
Non-current liabilities	(649)
Deferred taxes	(775)

Purchase price	$2,400

        License costs associated with the acquisition of Mobicom-Barnaul are amortized over the remaining term of the license of approximately 8 years.

Dontelecom

        On September 26, 2002 MTS completed its acquisition of 66.66% of the outstanding common stock of Dontelecom for $15 million (including 33.33% acquired from Sistema for $7.5 million). At the date of acquisition Dontelecom had about 39,000 subscribers. Dontelecom holds GSM-900/1800 license to operate in the Rostov region. This acquisition was accounted for by the purchase method in the third quarter of 2002. The purchase price allocation has been estimated as follows:

Current assets	$3,422
Non-current assets	7,807
License costs	14,739
Customer base	575
Current liabilities	(5,849)
Non-current liabilities	(357)
Deferred taxes	(3,675)
Minority interest	(1,681)

Purchase price	$15,000

        License costs associated with the acquisition of Dontelecom are amortized over the remaining term of the license of approximately 3 years.

        On October 31, 2002 the Company completed the acquisition of the remaining 33.33% stake in CJSC Dontelecom for $7.5 million.

Pro Forma Results of Operations

        The following unaudited pro forma financial data for the nine months ended September 30, 2001 and 2002 give effect to the acquisitions of Kuban-GSM, BM Telecom, Mobicom-Barnaul and Dontelecom as if they had occurred at the beginning of the respective periods.

	Nine months ended September 30,
	2001	2002
Net revenues	$693,500	$984,842
Net operating income	240,531	343,091
Net income before cumulative effect of a change in accounting principle	148,544	188,057
Net income	130,635	188,057
Earnings per share, basic and diluted	$0.066	$0.095

6.    Property, Plant and Equipment

        The net book value of property, plant and equipment as of December 31, 2001 and September 30, 2002 was comprised as follows:

	December 31 2001	September 30 2002
Network and base station equipment (including leased network and base station equipment of $32,248 and $38,244, respectively)	$616,699	$808,941
Leasehold improvements	7,233	7,627
Office equipment, computers and software (including leased office equipment, computers and software of $1,824 and $2,691, respectively)	42,340	61,856
Buildings	37,412	71,950
Vehicles	4,931	7,029

Property, plant and equipment, at cost	708,615	957,403
Accumulated depreciation	(158,994)	(246,674)
Accumulated depreciation on leased property	(9,995)	(9,505)

Equipment for installation	263,483	375,206
Construction in progress	52,947	165,100

Property, plant and equipment, net	$856,056	$1,241,530

        Depreciation expenses during the three months ended September 30, 2001 and 2002 and nine months ended September 30, 2001 and 2002 amounted to $18,772, $32,609, $50,888 and $86,179, respectively, including depreciation expenses for lease property, plant and equipment in the amount of $nil, $1,059, $nil and $2,559, respectively.

7.    Deferred Connection Fees

        Deferred connection fees for the nine months ended September 30, 2002 were as follows:

Nine months ended September 30 2002
Balance, December 31, 2001	$47,412
Payments received and deferred during the period	14,518
Amounts amortized and recognized as revenue during the period	(18,095)

Balance, September 30, 2002	$43,835

        MTS defers initial connection fees from the moment of initial signing of the contract with subscribers and the estimated average subscriber life.

8.    Debt

The Notes

        On December 21, 2001, MTS Finance, a 100% beneficially owned subsidiary of MTS registered under the laws of Luxembourg, issued $250 million 10.95% notes at the price of 99.254%. Proceeds received from these notes, net of offering discount, were $248 million. Related debt issuance costs in the amount of $3,856 were capitalized. On March 20, 2002 MTS Finance issued additional $50 million 10.95% notes at a price of 101.616%. Proceeds received from theses notes, including the offering premium, were $50.8 million. Related debt issuance costs in the amount of $649 were capitalized. All these notes are guaranteed by MTS and mature on December 21, 2004. MTS Finance will make interest payments on the notes semi-annually in arrears on June 21 and December 21 of each year, commencing on June 21, 2002. The notes are listed on the Luxembourg Stock Exchange. In May 2002 these notes were registered with SEC under the Securities Act of 1933.

        These notes are subject to certain restrictive covenants including, but not limited to, maintenance of ratio of debt to consolidated cash flows, as defined, limitations on the incurrence of additional indebtedness, limitations on the Company's ability to enter into sales leaseback transactions, restriction on any merger, consolidation or disposition of assets, restrictions on the sales of any licenses. In addition, these notes provide the holders a right to require MTS Finance to redeem all of the notes outstanding at 101% of the principal amount of the notes plus accrued interest upon any change in control, as defined.

Ericsson Debt Restructuring

        In December 1996, Rosico entered into a credit agreement with Ericsson Project Finance AB ("Ericsson") that provided for a credit facility ("Ericsson Loan") with an aggregate principal amount of $60 million and had a maximum term of five years. The loan was repayable in ten equal consecutive quarterly payments of $6,000 commencing in 1999. The amounts advanced under the agreement bear interest of LIBOR plus 4% (5.8% at September 30, 2002).

        Concurrent with the Company's acquisition of Rosico, Sistema agreed to fund the full and timely repayment of the Ericsson Loan and to indemnify Rosico and MTS for any costs incurred by either of Rosico or MTS in connection with the repayment of the Ericsson Loan. During 2000, Sistema and MTS agreed on a method that would allow Sistema to fund its obligation in a manner that minimizes the total costs of meeting this obligation (including related tax costs). Under this method, MTS entered into long-term, ruble-denominated promissory notes with 0% interest and maturities from 2049 to 2052 to repay a portion of the funding from Sistema. The carrying value of these notes is insignificant at September 30, 2002. The Company records interest expense on these notes over the term such that the full amount of the obligation will be reflected as a liability at the date of repayment. Through September 30, 2002, Sistema has made payments to Rosico under this obligation in the amount of $46,187 of which $33,679 is repayable in the form of long-term, ruble-denominated promissory notes with 0% interest.

        At December 31, 2001 and September 30, 2002 $35 million and $32 million, were outstanding, respectively, under the Ericsson Loan.

Motorola Debt

        In April 1999 MSS issued promissory notes to Motorola Inc. for delivery and installation of GSM-900 cellular equipment in the Omsk region in the amount of $5.4 million. These promissory notes were due to be repaid on various dates through September 2001. On November 27, 2001, MSS entered into an agreement to restructure this liability. This restructuring established a new repayment schedule. MSS' total payments under this agreement have not changed by greater than 10% due to this restructuring. Promissory notes and the associated interest are to be repaid in regular installments starting from February 2002 up to May 2004. As of December 31, 2001 and September 30, 2002 the amounts of these promissory notes payable were $7 million and $5 million, respectively, which represented the principal and accrued interest.

Sberbank Credit Facilities

        In 2001 and 2002 Kuban-GSM entered into a number of credit facility agreements with Sberbank of the Russian Federation (Sberbank). The amounts borrowed under these credit facilities bear interest at rates varying from 20 to 23% and are to be repaid in regular installments on various dates ending December 2005. Borrowings in the amount of $20,509 are secured by a pledge of equipment. Borrowings in the amount of $1,908 are secured by a guarantee of "KubTelecom", the minority shareholder of Kuban-GSM.

        At September 30, 2002 the total amount payable under these facilities including accrued interest was $22 million.

Drezdner bank loans

        In December 2001 and in April 2002, UDN entered into credit agreements with Drezdner Bank CJSC (Drezdner). As of December 31, 2001 and September 30, 2002, the amounts of borrowings under these agreements were $nil and $3 million, respectively. Amounts outstanding under these agreements bear interest of LIBOR + 3.2% (5% at September 30, 2002) per annum.

        In December 2001, Telecom XXI entered into a rollover credit facility with Drezdner. Amounts borrowed under this $20 million credit facility have a final repayment date of November 2003 and bear interest of LIBOR plus 3.2% (5% at September 30, 2002) per annum. As of December 31, 2001 and September 30, 2002, Telecom XXI has $3 million and $20 million, respectively, outstanding under this facility.

        In July 2002 MTS entered into credit agreements with Drezdner. As of September 30, 2002, the amount of borrowings under these agreements was $7 million. This amount bears interest of LIBOR + 1.95% (3.75% at September 30, 2002) per annum.

Yugbank loans

        Kuban-GSM has a number of credit facility agreements with Yugbank denominated in rubles. The amounts borrowed under these credit facilities bear interest at rates varying from 20% to 23% and are secured by equipment.

        As of September 30, 2002 the total amount payable under these facilities including accrued interest was $4 million.

9.    Capital lease obligations

        The following table presents a schedule by years of future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of September 30, 2002:

September 30 2002
Payments due in the 12 months ended September 30,
2003	$19,997
2004	9,688
2005	2,436
Thereafter	67

Total minimum lease payments (undiscounted)	32,188
Less: amount representing interest	(6,628)

Present value of net minimum lease payments	25,560
Less current portion of lease payable	(16,073)

Non-current portion of lease payable	$9,487

        For a schedule by years of future minimum lease payments under capital leases to Invest-Svyaz-Holding, a related party, together with the present value of the net minimum lease payments as of September 30, 2002 see Note 10, Related Parties.

10.  Related Parties

        Related party balances as of December 31, 2001 and September 30, 2002 were comprised of the following:

	December 31 2001	September 30 2002
Accounts receivable, related parties:
DeTeMobil receivable for roaming	$677	$4,228
MGTS receivable	—	1,600
Receivable from Belarus Joint Venture	—	388
Receivables from other investee companies	1,700	2,030

Total accounts receivable, related parties	$2,377	$7,858

Accounts payable, related parties:
DeTeMobil payable for consulting services	$1,970	$1,970
DeTeMobil other payables	1,266	1,266
Telmos for interconnection	207	184
MTU-Inform payable	2,593	—
MGTS for interconnection	106	4,607

Total accounts payable, related parties	$6,142	$8,027

Moscow Bank of Reconstruction and Development (MBRD)

        In 2001 and 2002 MTS has been keeping certain bank and deposit accounts with MBRD, whose major shareholder is Sistema. As of December 31, 2001, MTS' cash position at MBRD amounted to $112.4 million including $105 million in time deposit and $7.4 million in current accounts. As of September 30, 2002 MTS' cash position at MBRD amounted to $81.9 million including $77.5 million in time deposits and $4.4 million in current accounts. The related interest accrued and collected on the deposits for the three and nine months ended September 30 amounted to, $0.2 million and $2.2 million (2001) and $1.2 million and $4.3 million (2002), respectively, and was shown as a component of interest income.

Rosno OJSC

        In 2001 and 2002, MTS arranged medical insurance for its employees and property insurance MTS with Rosno Insurance whose major shareholder is Sistema. Expenses relating to insurance premiums to Rosno for the three and nine months ended September 30 amounted to $1.7 million and $6.7 million (2001) and $2.2 million and $6.4 million (2002), respectively. Management believes that all of the insurance contracts with Rosno have been entered at market terms.

Maxima Advertising Agency (Maxima)

        In 2001 and 2002, MTS had agreements for advertising services with Maxima. Advertising fees paid to Maxima for the three and nine months ended September 30 were $2.6 million and $7.1 million

(2001) and $3.0 million and $6.9 million (2002), respectively. Maxima is related to MTS trough MTS' directors who are also members of Maxima's board of directors.

Telmos

        In 2001 and 2002, MTS had interconnection arrangements with, and received domestic and international long-distance services from, Telmos. Interconnection and line rental fees paid to Telmos for the three and nine months ended September 30 were approximately $1.5 million and $3.1 million (2001) and $0.4 million, and $1.2 million (2002), respectively. Management believes that these arrangements are at market terms. Telmos is 40% owned by MGTS, which is majority-owned by Sistema and its affiliates.

Moscow City Telephone Network (MGTS)

        In 2001 and 2002 MTS had a line rental agreements with MGTS and rented cable plant from MGTS for installation of optic-fiber cable. MTS also rented buildings for administrative office, sales and marketing offices as well as premises for switching and base station equipment. Amounts paid under these agreements for the three and nine months ended September 30 were approximately $0.4 million and $1.1 million (2001) and $0.7 million and $2.2 million (2002), respectively. Management believes that these transactions were made at market terms. MGTS related to MTS trough its directors who are members of MGTS' board of directors. In addition Sistema is the majority shareholder of MGTS.

MTU-Inform

        In 2001 and 2002 MTS had interconnection and line rental agreements with MTU-Inform. Amounts paid under these agreements for the three and nine months ended September 30 were approximately $1.2 million and $3.5 million (2001) and $4.1 million and $16.5 million (2002), respectively. Management believes that these agreements are at market terms. MTU-Inform is owned 51% by MGTS, which is majority-owned by Sistema and its affiliates.

Invest-Svyaz-Holding

        In 2001, Uraltel, FECS-900 and SCS-900 entered into agreements with Invest-Svyaz-Holding, a shareholder of MTS, for leasing of network equipment and a billing system. These leases were recorded as capital leases based on the requirements of SFAS No. 13, Accounting for Leases. The present value of future lease payments is reflected as a liability in the balance sheet. Amounts due within 1 year are classified as short term and the remaining balance as long-term liabilities. The interest rate implicit in these leases varies from 13% to 44%.

        The following table represents a schedule by years of future minimum lease payments under capital leases to Invest-Svyaz-Holding together with the present value of the net minimum lease payments as of September 30, 2002:

September 30 2002
Payments due in the 12 months ended September 30,
2003	$6,948
2004	4,531
2005	1,961

Total minimum lease payments (undiscounted)	13,440
Less: Amount representing interest	(3,094)

Present value of net minimum lease payments	10,346
Less current portion of lease payable	(5,320)

Non-current portion of lease payable	$5,026

        The current portion and long-term portion of the lease payable to Invest-Svyaz-Holding were included in current portion of capital lease obligation and capital lease obligation, net of current portion, respectively.

        Principal and interest paid to Invest-Svyaz-Holding for the three and nine months ended September 30, 2002 were $0.5 and $1.5 million.

11.  Operating Licenses

        MTS obtains licenses either directly from the Ministry of Communications or in connection with acquisitions of regional companies. During the nine months ended September 30, 2002, MTS obtained the following principal communication licenses in addition to those held on December 31, 2001.

GSM-900 Licenses

        Bashkortorstan Republic—In connection with the BM Telecom acquisition, MTS gained access to a GSM-900 license (License No. 8233) for operations in the Bashkortorstan Republic. This license requires that the network numbering capacity to achieve 24,200 and 120,000 numbers as of December 2003 and 2007, respectively, and expires in August 2007.

        Altay region—In connection with the Mobicom-Barnaul acquisition, MTS gained access to a GSM-900 license (License No. 15693) for operations in the Altay region. This license requires that the network numbering capacity to achieve 13,000 and 39,000 as of December 2005 and 2010, respectively, and expires in September 2010.

        Rostov region—In connection with the Dontelecom acquisition, MTS gained access to a GSM-900 license (License No. 6955) for operations in the Rostov region. This license requires that the network numbering capacity to achieve 50,000 as of 2004 and expires in July 2005.

        Saratov region—In July 2002, MTS was granted a GSM-900 license (License No. 22744) for operations in the Saratov region.

GSM-1800 Licenses

        Krasnodarsky Region—In connection with the acquisition of Kuban-GSM MTS gained access to GSM-900 license (Licenses No. 6731) for operations in the Krasnodarsky Region. In addition, in August 2000, amendments to this license were approved by the Ministry that allows Kuban-GSM to operate on the GSM-1800 standards in the Krasnodarsky region. This license requires that the network numbering capacity to achieve 20,000 and 72,000 numbers as of December 2003 and 2007, respectively, and expires in May 2007.

        When MTS commenced its operations in 1994, licenses generally contained certain provisions for unspecified fees to be paid for utilization of the frequency. Most of MTS' current licenses now provide for payments to be made to finance telecommunication infrastructure improvements, which in the aggregate could total approximately $110,244. However, no decisions regulating the terms and conditions of such payments have been formulated. Accordingly, no payments have been made to date pursuant to any of the current licenses. Further, management believes that MTS will not be required to make any such payments. If such payments would be required in the future, management believes that it would be limited to purchasing certain equipment for its own use in the related license area.

        In relation to these uncertainties, no amounts have been recorded in the accompanying financial statements.

Recorded values of licenses acquired

September 30 2002
Moscow license area (Rosico)	$269,764
North-Western region (Telecom XXI)	74,639
Krasnodarsky and Adigeya regions (Kuban-GSM)	62,549
Bashkortorstan Republic (BM Telecom)	48,932
Five regions of Asian Russia (Telecom-900)	31,542
Seven regions of European Russia (RTC)	19,503
Rostov region (Dontelecom)	14,739
Six regions of European Russia (ReCom)	1,429
Barnaul (Mobicom-Barnaul)	3,230
Other	2,379

Licenses, at gross book value	$528,706

Accumulated amortization	(138,212)

Total licenses, net	$390,494

12.  Commitments and Contingencies

Commitments

        As of September 30, 2002, MTS committed to further purchase of network property, plant and equipment in the amount of approximately $268 million.

Negative Net Equity of Rosico

        In accordance with Russian legislation, joint-stock companies must maintain a level of equity (net assets) that is greater than the charter capital. In the event that a company's equity (net assets), as determined under Russian accounting legislation, falls below certain minimum levels, specifically below zero, such company can be forced to liquidation.

        As of December 31, 2001 and September 30, 2002, Rosico reported a deficit in equity (negative net equity) in its financial statements compiled in accordance with Russian accounting legislation.

13.  Subsequent events

UMC acquisition

        On November 5, 2002 the Company signed several agreements to acquire, contingent on certain conditions, including obtaining all necessary governmental approvals, a 57.7% interest in Ukrainian Mobile Communications ("UMC") for $194.2 million. In addition, the Company has entered into a put and call option to acquire an additional 16.3%. The put option is exercisable from August 5, 2003 to November 5, 2004 and the call option is exercisable from May 5, 2003 to November 5, 2004 and is subject to a minimum price of $55 million. MTS has an additional option agreement to purchase the remaining 26% stake, exercisable from February 5, 2003 to November 5, 2005 at an exercise price of $87.6 million. UMC is a leading mobile operator in Ukraine offering services to 1.5 million subscribers. It operates under Ukraine wide GSM-900/1800 and NMT 450 licenses. The Company has not completed the purchase price allocation with respect to this acquisition.

        In the beginning of January 2003, a lawsuit was filed with the Commercial Court in Kiev by a company that claims to be a Ukrtelecom shareholder seeking to prevent the sale by Ukrtelecom of its shares in UMC. Specifically, the plaintiff is seeking to invalidate the Decision of the Cabinet of Ministers of Ukraine No. 227-r approving the sale by Ukrtelecom of its interest in UMC and directing Ukrtelecom to take all necessary steps to complete such sale. The plaintiff has been directed by the court to produce evidence of its shareholdings in Ukrtelecom at a January 20, 2003 hearing. The Company does not have any knowledge of any further court hearings that have been scheduled.

Acquisition of additional interest in Telecom-900

        In November 2002, the Company acquired the remaining 19% of Telecom-900 from Sistema for $6.9 million in cash. Telecom-900 is the holding company for three large regional mobile phone operators, Siberia Cellular Systems 900 CJSC (SCS 900), Uraltel CJSC, and Far East Cellular Systems 900 CJSC (FECS 900).

Issuance of stock options

        On October 24, 2002 MTS granted options in respect of 1,739,322 common shares to its board members and 1,107,359 common shares to its key employees pursuant to its 2001 stock option plan. These options have an exercise price of $1.49 per share, which represents the 100-day average market price of the shares at the date of grant and cliff vest after 21 months from the date of the grant. The Company expects to recognize a compensation expense of $235 based on intrinsic value of these options over the 21 months period.

THE FOLLOWING REPORT IS A COPY OF A REPORT PREVIOUSLY ISSUED BY ARTHUR ANDERSEN ZAO WHICH HAS CEASED OPERATIONS. THE REPORT HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN ZAO.

Report of Independent Public Accountants

To Mobile TeleSystems:

        We have audited the accompanying consolidated balance sheets of Mobile TeleSystems, a Russian Open Joint-Stock Company, and its subsidiaries as of December 31, 1999 and 2000, and the related consolidated statements of operations, cash flows and shareholders' equity for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mobile TeleSystems and its subsidiaries as of December 31, 1999 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen ZAO

Moscow, Russia
March 19, 2001

MOBILE TELESYSTEMS
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 1998, 1999 and 2000
(Amounts in thousands of U.S. dollars, except share amounts)

	Common Stock		Treasury Stock
					Additional Paid-in Capital	Shareholder Receivable	Retained Earnings
	Shares	Amounts	Shares	Amount				Total
BALANCES, December 31, 1997	1,225,895,580	$46,800	—	—	$14,367	—	$52,113	$113,280
Common stock issued in connection with acquisition of Rosico	408,631,860	2,476	—	—	115,538	—	—	118,014
Receivable from Sistema:
Amount established concurrent with acquisition of Rosico	—	—	—	—	42,739	(42,739)	—	—
Increases for additional advances	—	—	—	—	—	(17,261)	—	(17,261)
Increases for interest	—	—	—	—	4,030	(4,030)	—	—
Net income	—	—	—	—	—	—	66,028	66,028
Dividends declared	—	—	—	—	—	—	(10,119)	(10,119)

BALANCES, December 31, 1998	1,634,527,440	49,276	—	—	176,674	(64,030)	108,022	269,942
Receivable from Sistema:
Increases for interest	—	—	—	—	6,301	(6,301)	—	—
Net income	—	—	—	—	—	—	85,661	85,661
Dividends declared	—	—	—	—	—	—	(11,879)	(11,879)

BALANCES, December 31, 1999	1,634,527,440	$49,276	—	—	$182,975	$(70,331)	$181,804	$343,724
Receivable from Sistema:
Increases for interest	—	—	—	—	6,268	(6,268)	—	—
Payments from AFK Sistema	—	—	—	—	—	27,080	—	27,080
Issuance of common shares net of direct expenses (Note 1)	345,244,080	1,233	—	—	347,320	—	—	348,553
Purchase of treasury stock under the stock bonus plan and stock option plan (Note 0)	13,554,618	49	(13,554,618)	(13,880)	13,831	—	—	—
Exercise of stock bonus plan (Note 0)			3,587,987	3,674	(3,661)	—	—	13
Non-cash expense associated with issuance of stock bonus plan	—	—	—	—	5,297	—	—	5,297
Net income	—	—	—	—	—	—	90,048	90,048
Dividends declared	—	—	—	—	—	—	(13,631)	(13,631)

BALANCES, December 31, 2000	1,993,326,138	$50,558	9,966,631	$(10,206)	$552,030	$(49,519)	$258,221	$801,084

ISSUER

Mobile TeleSystems Finance S.A.
3 Avenue Pasteur, L-2311
Luxembourg

GUARANTOR

Mobile TeleSystems OJSC
4 Marksistskaya Street
Moscow 109147
Russian Federation

LEGAL ADVISORS TO THE ISSUER AND THE GUARANTOR

As to United States law and English law	As to Luxembourg law	As to Russian law
Latham & Watkins 7 Ulista Gasheka Ducat Place II Moscow 125047 Russian Federation	Elvinger, Hoss & Prussen 2, Place Winston Churchill B.P. 425, L-2014 Luxembourg	Andrey Gorodissky & Partners Ulitsa Znamenka 13, Building 3 Moscow 121019 Russian Federation

LEGAL ADVISORS TO THE INITIAL PURCHASERS

Cleary, Gottlieb, Steen & Hamilton
City Place House
55 Basinghall Street
London EC2V 5EH
England

AUDITORS ZAO Deloitte & Touche CIS Business Center "Mokhovaya" 4/7 Vozdvizhenka Street, Bldg. 2 Moscow 125009 Russian Federation

TRUSTEE

JPMorgan Chase Bank
4 New York Plaza
15th Floor
New York, NY 10004
USA

LISTING AGENT AND LUXEMBOURG PAYING AND TRANSFER AGENT	PRINCIPAL PAYING AGENT
J.P. Morgan Bank Luxembourg S.A. 5 Rue Plaetis, L-2338 Luxembourg	JPMorgan Chase Bank Trinity Tower 9 Thomas More Street London E1W 1YT England

$400,000,000

Mobile TeleSystems Finance S.A.

9.75% Notes
due 2008

OFFERING MEMORANDUM
January 29, 2003

Credit Suisse First Boston

Merrill Corporation Ltd, London
03LON1252

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC
By:	/s/ MIKHAIL SMIRNOV Name: Mikhail Smirnov Title: President

Date: March 31, 2003